Exhibit 99.1

TUFIN SOFTWARE TECHNOLOGIES LTD.
5 HaShalom Road, ToHa Tower
Tel Aviv 6789205, Israel
May 13, 2022

Dear Tufin Software Technologies Ltd. Shareholders:

We cordially invite you to attend a special general meeting of shareholders (the “special general meeting” or the “meeting”) of Tufin Software Technologies Ltd., a company organized under the laws of the State of Israel (“Tufin” or the “Company”), to be held on June 7, 2022 at 6:00 p.m. Israel Time (11:00 a.m. Eastern Time) at the principal executive offices of Tufin, located at 5 HaShalom Road, ToHa Tower, Tel Aviv 6789205, Israel.

As previously announced, Tufin entered into an Agreement and Plan of Merger, dated as of April 5, 2022, a copy of which is attached as Annex A to this proxy statement (as it may be amended from time to time, the “merger agreement”) with Talon MidCo 3 Limited, a private company incorporated in England and Wales (“Buyer”), and Talon Merger Sub Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Buyer (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into Tufin, with Tufin surviving the merger (the “surviving company”) and becoming a direct wholly owned subsidiary of Buyer (the “merger”).  Buyer and Merger Sub are subsidiaries of investment funds (the “T/R Funds”) advised by Turn/River Capital Management LP, a U.S.-based private equity firm (“Turn/River”).

The meeting will be held for the following purposes:

(1)
The Merger Proposal.  To approve (a) the merger agreement; (b) the merger itself; (c) the consideration to be received by the shareholders of Tufin in the merger, consisting of  $13.00 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share, par value NIS 0.015 per share, of Tufin (each, a “Tufin ordinary share”) owned immediately prior to the effective time of the merger (the “merger consideration”); (d) the cancellation of all outstanding equity awards of Tufin and the treatment thereof in accordance with the terms of the merger agreement; and (e) all other transactions and arrangements contemplated by the merger agreement.  We refer to these proposals collectively as the “merger proposal.”

(2)
The Adjournment Proposal.  To approve the adjournment of the meeting to a later date or dates, if necessary, to solicit additional proxies if there are insufficient votes to approve the merger proposal at the time of the meeting.  We refer to this proposal as the “adjournment proposal.”

Your shares can be voted at the special general meeting only if you are present or represented by a valid proxy or proxy card.  Only shareholders of record as of the close of business on May 9, 2022, the record date, are entitled to notice of the meeting and to vote at the meeting or any adjournment, postponement or other delay thereof.  You are also entitled to vote at the meeting if you hold Tufin ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on May 9, 2022, or which appears in the participant listing of a securities depository on that date.  Even if you plan to attend the special general meeting, we request that you submit your proxy or voting instruction form in advance.

Tufin’s board of directors (the “Board”), after considering the factors to be more fully described in the proxy statement, has unanimously (i) determined that the terms of the merger agreement and the merger and the other transactions contemplated by the merger agreement (collectively, the “transactions”) are fair to, and in the best interests of, Tufin shareholders; (ii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of Tufin to its creditors; and (iii) authorized and approved in all respects, the merger agreement, the delivery and performance of the merger agreement and the consummation of the transactions, upon the terms and subject to the conditions set forth in the merger agreement.  Accordingly, the Board unanimously recommends that you vote (1) “FOR” the merger proposal and (2) “FOR” the adjournment proposal, which will be described in a proxy statement to be made available to Tufin shareholders in connection with the meeting.

Your vote is very important, regardless of the number of Tufin ordinary shares that you own.  The approval of each of the merger proposal and the adjournment proposal requires the affirmative vote of the holders of at least a majority of the ordinary shares of Tufin represented at the special general meeting (or any adjournment or postponement thereof), in person, by proxy or by electronic voting, and voting on such proposal (excluding abstentions and broker non-votes).  In the case of the merger proposal, the foregoing majority must be achieved after excluding any votes of Tufin ordinary shares held by (a) Buyer, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the total outstanding voting power of Buyer or Merger Sub, or the right to appoint 25% or more of the directors of Buyer or Merger Sub; (b) a person or entity acting on behalf of Buyer, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by, Buyer, Merger Sub or any of the foregoing.

The presence (in person, by proxy or by electronic voting) of any two or more shareholders holding, in the aggregate, at least one-third of the voting rights in the Company constitutes a quorum for purposes of the meeting.  If a quorum is not present within 30 minutes from the time appointed for the meeting, the meeting will stand adjourned either (a) to the same day in the following week at the same time and place (in which case Tufin will not be obligated to give notice to the shareholders of the adjourned meeting), or (b) to such other day, time and place as the Board may indicate in a notice to the shareholders (which may be earlier or later than the date pursuant to clause (a) above).  At such adjourned general meeting any number of shareholders shall constitute a quorum for the business for which the original general meeting was called.

If you are a record shareholder, your signed proxy card must be received at our offices at least four hours prior to the designated time for the special general meeting (i.e., by 2:00 p.m. Israel Time (7:00 a.m. Eastern Time) on June 7, 2022) to be validly included in the tally of Tufin ordinary shares voted at the special general meeting.  If submitted to our proxy tabulator, Broadridge Financial Solutions, Inc., located at 51 Mercedes Way, Edgewood, NY 11717, a signed proxy card must be received by 11:59 p.m. Eastern Time on June 6, 2022 (i.e., 6:59 a.m. Israel Time on June 7, 2022) to be counted towards the tally of Tufin ordinary shares so voted.  In the alternative, a proxy card may be presented in person to the chairperson of the special general meeting at such meeting in order to be counted towards the tally of votes at the meeting.  If you are a registered shareholder and attend the special general meeting, you may vote in person, and if you so vote, your proxy will not be used.

If your Tufin ordinary shares are held in a stock brokerage account or by a bank, broker or other nominee, you are considered the “beneficial holder” of the Tufin ordinary shares held for you in what is known as “street name.” If that is the case, you may instruct your bank, broker or other nominee how to vote by completing and returning the voting instruction form provided by your bank, broker or other nominee, or by providing voting instructions via the internet (at www.proxyvote.com) or via telephone (as per the directions on the enclosed voting instruction form).  If you plan to attend the meeting and vote in person, you will be required to present a “legal proxy” from your bank, broker or other nominee, along with an account statement showing ownership of your Tufin ordinary shares as of the record date, in order to be given a ballot to vote the shares in person at the meeting.

In accordance with the Israeli Companies Law, 5759-1999, and the regulations promulgated thereunder, a shareholder may submit a written position statement in English to us, expressing its position on the merger proposal and the adjournment proposal, no later than May 31, 2022, at the following address:  Tufin Software Technologies Ltd., 5 HaShalom Road, ToHa Tower, Tel Aviv 6789205, Israel, Attn: Ms. Noa Farkas Gluck, General Counsel.  We will publish timely delivered position statements by way of furnishing a report on Form 6-K to the SEC.

Additionally, in accordance with, and subject to, the provisions of the Companies Law and the regulations promulgated thereunder, certain of our shareholders may present proposals for consideration at the meeting by submitting their proposals in writing to the Company no later than May 10, 2022, provided that such proposal is appropriate for consideration by shareholders at the meeting.  Such proposals should be submitted in writing to us at the following address: Tufin Software Technologies Ltd., 5 HaShalom Road, ToHa Tower, Tel Aviv 6789205, Israel, Attn: Ms. Noa Farkas Gluck, General Counsel.  If the Board determines that a shareholder proposal has been duly and timely received and is appropriate for inclusion in the agenda of the meeting, we will publish a revised agenda for the meeting in accordance with the provisions of the Companies Law and the regulations promulgated thereunder by way of issuing a press release or furnishing a report on Form 6-K to the SEC.  However, the record date for the meeting will not change.

Enclosed with this letter you will find an attached notice of the special general meeting and proxy statement, along with a separate proxy card or voting instruction form.  The accompanying proxy statement provides you with detailed information about the proposed merger and the special general meeting.  Please give this material your careful attention.  You also may obtain more information about Tufin from documents we have filed with or furnished to the SEC.

You may direct any questions about the merger to, and request additional copies of the enclosed proxy materials from, our proxy solicitor at:

Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
Shareholders call toll free: 800-662-5200
Banks and brokers call collect: 203-658-9400
Email: tufn@investor.morrowsodali.com

Thank you for your cooperation and continued support.

Very truly yours, Reuven Kitov Chief Executive Officer and Chairman of the Board of Directors

Neither the SEC nor any state securities commission has approved or disapproved the transactions contemplated hereunder or determined if the accompanying document is accurate or adequate.  Any representation to the contrary is a criminal offense.

This document is dated May 13, 2022, and is first being mailed to shareholders on or about May 13, 2022.

TUFIN SOFTWARE TECHNOLOGIES LTD.
5 HaShalom Road, ToHa Tower
Tel Aviv 6789205, Israel

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 7, 2022

As originally published on May 3, 2022

Notice is hereby given that a special general meeting of shareholders (the “special general meeting” or the “meeting”) of Tufin Software Technologies Ltd., a company organized under the laws of the State of Israel (“Tufin” or the “Company”), will be held on June 7, 2022, at 6:00 p.m. Israel Time (11:00 a.m. Eastern Time), at the principal executive offices of Tufin, located at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel 6789205.

As previously announced, Tufin entered into an Agreement and Plan of Merger, dated as of April 5, 2022, a copy of which was attached as Exhibit 99.1 to Tufin’s Report of Foreign Private Issuer on Form 6-K that was furnished to the U.S. Securities and Exchange Commission (the “SEC”) on April 6, 2022 (as it may be amended from time to time, the “merger agreement”) with Talon MidCo 3 Limited, a private company incorporated in England and Wales (“Buyer”), and Talon Merger Sub Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Buyer (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into Tufin, with Tufin surviving the merger (the “surviving company”) and becoming a direct wholly owned subsidiary of Buyer (the “merger”).  Buyer and Merger Sub are subsidiaries of investment funds (the “T/R Funds”) advised by Turn/River Capital Management LP, a U.S.-based private equity firm (“Turn/River”).

The meeting will be held for the following purposes:

(1)
The Merger Proposal.  To approve (a) the merger agreement; (b) the merger itself; (c) the consideration to be received by the shareholders of Tufin in the merger, consisting of  $13.00 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share, par value NIS 0.015 per share, of Tufin (each, a “Tufin ordinary share”) owned immediately prior to the effective time of the merger (the “merger consideration”); (d) the cancellation of all outstanding equity awards of Tufin and the treatment thereof in accordance with the terms of the merger agreement; and (e) all other transactions and arrangements contemplated by the merger agreement.  We refer to these proposals collectively as the “merger proposal.”

(2)
The Adjournment Proposal.  To approve the adjournment of the meeting to a later date or dates, if necessary, to solicit additional proxies if there are insufficient votes to approve the merger proposal at the time of the meeting.  We refer to this proposal as the “adjournment proposal.”

Your shares can be voted at the special general meeting only if you are present or represented by a valid proxy or proxy card.  Only shareholders of record as of the close of business on May 9, 2022, the record date, are entitled to notice of the meeting and to vote at the meeting or any adjournment, postponement or other delay thereof.  You are also entitled to vote at the meeting if you hold Tufin ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on May 9, 2022, or which appears in the participant listing of a securities depository on that date.  Even if you plan to attend the special general meeting, we request that you submit your proxy or voting instruction form in advance.

Tufin’s board of directors (the “Board”), after considering the factors to be more fully described in the proxy statement, has unanimously (i) determined that the terms of the merger agreement and the merger and the other transactions contemplated by the merger agreement (collectively, the “transactions”) are fair to, and in the best interests of, Tufin shareholders; (ii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of Tufin to its creditors; and (iii) authorized and approved in all respects, the merger agreement, the delivery and performance of the merger agreement and the consummation of the transactions, upon the terms and subject to the conditions set forth in the merger agreement.  Accordingly, the Board unanimously recommends that you vote (1) “FOR” the merger proposal and (2) “FOR” the adjournment proposal, which will be described in a proxy statement to be made available to Tufin shareholders in connection with the meeting.

Your vote is very important, regardless of the number of Tufin ordinary shares that you own.  The approval of each of the merger proposal and the adjournment proposal requires the affirmative vote of the holders of at least a majority of the ordinary shares of Tufin represented at the special general meeting (or any adjournment or postponement thereof), in person, by proxy or by electronic voting, and voting on such proposal (excluding abstentions and broker non-votes).  In the case of the merger proposal, the foregoing majority must be achieved after excluding any votes of Tufin ordinary shares held by (a) Buyer, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the total outstanding voting power of Buyer or Merger Sub, or the right to appoint 25% or more of the directors of Buyer or Merger Sub; (b) a person or entity acting on behalf of Buyer, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by, Buyer, Merger Sub or any of the foregoing.

The presence (in person, by proxy or by electronic voting) of any two or more shareholders holding, in the aggregate, at least one-third of the voting rights in the Company constitutes a quorum for purposes of the meeting.  If a quorum is not present within 30 minutes from the time appointed for the meeting, the meeting will stand adjourned either (a) to the same day in the following week at the same time and place (in which case Tufin will not be obligated to give notice to the shareholders of the adjourned meeting), or (b) to such other day, time and place as the Board may indicate in a notice to the shareholders (which may be earlier or later than the date pursuant to clause (a) above).  At such adjourned general meeting any number of shareholders shall constitute a quorum for the business for which the original general meeting was called.

If you are a record shareholder, your signed proxy card must be received at our offices at least four hours prior to the designated time for the special general meeting (i.e., by 2:00 p.m. Israel Time (7:00 a.m. Eastern Time) on June 7, 2022) to be validly included in the tally of Tufin ordinary shares voted at the special general meeting.  If submitted to our proxy tabulator, Broadridge Financial Solutions, Inc., located at 51 Mercedes Way, Edgewood, NY 11717, a signed proxy card must be received by 11:59 p.m. Eastern Time on June 6, 2022 (i.e., 6:59 a.m. Israel Time on June 7, 2022) to be counted towards the tally of Tufin ordinary shares so voted.  In the alternative, a proxy card may be presented in person to the chairperson of the special general meeting at such meeting in order to be counted towards the tally of votes at the meeting.  If you are a registered shareholder and attend the special general meeting, you may vote in person, and if you so vote, your proxy will not be used.

If your Tufin ordinary shares are held in a stock brokerage account or by a bank, broker or other nominee, you are considered the “beneficial holder” of the Tufin ordinary shares held for you in what is known as “street name.” If that is the case, you may instruct your bank, broker or other nominee how to vote by completing and returning the voting instruction form provided by your bank, broker or other nominee, or by providing voting instructions via the internet (at www.proxyvote.com) or via telephone (as per the directions on the enclosed voting instruction form).  If you plan to attend the meeting and vote in person, you will be required to present a “legal proxy” from your bank, broker or other nominee, along with an account statement showing ownership of your Tufin ordinary shares as of the record date, in order to be given a ballot to vote the shares in person at the meeting.

In accordance with the Israeli Companies Law, 5759-1999, and the regulations promulgated thereunder, a shareholder may submit a written position statement in English to us, expressing its position on the merger proposal and the adjournment proposal, no later than May 31, 2022, at the following address:  Tufin Software Technologies Ltd., 5 HaShalom Road, ToHa Tower, Tel Aviv 6789205, Israel, Attn: Ms. Noa Farkas Gluck, General Counsel.  We will publish timely delivered position statements by way of furnishing a report on Form 6-K to the SEC.

Additionally, in accordance with, and subject to, the provisions of the Companies Law and the regulations promulgated thereunder, certain of our shareholders may present proposals for consideration at the meeting by submitting their proposals in writing to the Company no later than May 10, 2022, provided that such proposal is appropriate for consideration by shareholders at the meeting.  Such proposals should be submitted in writing to us at the following address: Tufin Software Technologies Ltd., 5 HaShalom Road, ToHa Tower, Tel Aviv 6789205, Israel, Attn: Ms. Noa Farkas Gluck, General Counsel.  If the Board determines that a shareholder proposal has been duly and timely received and is appropriate for inclusion in the agenda of the meeting, we will publish a revised agenda for the meeting in accordance with the provisions of the Companies Law and the regulations promulgated thereunder by way of issuing a press release or furnishing a report on Form 6-K to the SEC.  However, the record date for the meeting will not change.

The Company intends to furnish copies of the proxy statement for the meeting, describing the matters to be voted on at the meeting, along with the proxy card and other documents to the SEC on Form 6-K on or about May 13, 2022.  Once available, such proxy statement, proxy card and other documents may be obtained for free from the SEC’s website at www.sec.gov, the Company’s website at investors@tufin.com, or by directing the request to the following address:  Tufin Software Technologies Ltd., 5 HaShalom Road, ToHa Tower, Tel Aviv 6789205, Israel, Attn: Ms. Noa Farkas Gluck, General Counsel.  The contents of Tufin’s website are not deemed to be incorporated by reference into this Form 6-K or the proxy statement (once available).

This communication is not a substitution for the proxy statement or for any other documents that Tufin may furnish to the SEC or send to shareholders in connection with the proposed merger.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FURNISHED TO THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

TUFIN SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Reuven Kitov
Name:	Reuven Kitov
Title:	CEO & Chairman of the Board of Directors

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 7, 2022

INTRODUCTION

We are furnishing this proxy statement to our shareholders in connection with the solicitation by our board of directors (the “Board”) of proxies to be used at a special general meeting of shareholders, as may be adjourned or postponed from time to time (the “special general meeting” or the “meeting”), to be held at our principal executive offices located at 5 HaShalom Road, ToHa Tower, Tel Aviv 6789205, Israel, on June 7, 2022 at 6:00 p.m. Israel Time (11:00 a.m. Eastern Time), and thereafter, as it may be adjourned from time to time.  We are first mailing this proxy statement, the accompanying notice, the letter to shareholders and the proxy card on or about May 13, 2022, to the holders of our ordinary shares entitled to vote at the special general meeting.

As previously announced, Tufin entered into an Agreement and Plan of Merger, dated as of April 5, 2022, a copy of which is attached as Annex A (as it may be amended from time to time, the “merger agreement”) with Talon MidCo 3 Limited, a private company incorporated in England and Wales (“Buyer”), and Talon Merger Sub Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Buyer (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into Tufin, so that Tufin will be the surviving company (the “surviving company”) and will become a direct wholly owned subsidiary of Buyer (the “merger”).  Buyer and Merger Sub are subsidiaries of investment funds (the “T/R Funds”) advised by Turn/River Capital Management LP, a U.S.-based private equity firm (“Turn/River”).

The meeting will be held for the following purposes:

(1)
The Merger Proposal.  To approve (a) the merger agreement; (b) the merger itself; (c) the consideration to be received by the shareholders of Tufin in the merger, consisting of  $13.00 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share, par value NIS 0.015 per share, of Tufin (each, a “Tufin ordinary share”) owned immediately prior to the effective time of the merger (the “merger consideration”); (d) the cancellation of all outstanding equity awards of Tufin and the treatment thereof in accordance with the terms of the merger agreement; and (e) all other transactions and arrangements contemplated by the merger agreement.  We refer to these proposals collectively as the “merger proposal.”

(2)
The Adjournment Proposal.  To approve the adjournment of the meeting to a later date or dates, if necessary, to solicit additional proxies if there are insufficient votes to approve the merger proposal at the time of the meeting.  We refer to this proposal as the “adjournment proposal.”

We currently know of no other business to be transacted at the special general meeting, other than as set forth above; but, if any other matter is properly presented at the meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE (1) “FOR” THE MERGER PROPOSAL AND (2) “FOR” THE ADJOURNMENT PROPOSAL.

Quorum

Your shares can be voted at the special general meeting only if you are present or represented by a valid proxy or proxy card.  Only shareholders of record as of the close of business on May 9, 2022, the record date, are entitled to notice of the meeting and to vote at the meeting or any adjournment, postponement or other delay thereof.  You are also entitled to vote at the meeting if you hold Tufin ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on May 9, 2022, or which appears in the participant listing of a securities depository on that date.  Even if you plan to attend the special general meeting, we request that you submit your proxy or voting instruction form in advance.

The presence (in person, by proxy or by electronic voting) of any two or more shareholders holding, in the aggregate, at least one-third of the voting rights in the Company constitutes a quorum for purposes of the meeting.  If a quorum is not present within 30 minutes from the time appointed for the meeting, the meeting will stand adjourned either (a) to the same day in the following week at the same time and place (in which case Tufin will not be obligated to give notice to the shareholders of the adjourned meeting), or (b) to such other day, time and place as the Board may indicate in a notice to the shareholders (which may be earlier or later than the date pursuant to clause (a) above).  At such adjourned general meeting any number of shareholders shall constitute a quorum for the business for which the original general meeting was called.

 Proxies and Voting Instructions

Shareholders of record may elect to vote their shares once, by attending the special general meeting in person or by executing and delivering to Tufin or its transfer agent a proxy card.  If your Tufin ordinary shares are held in a stock brokerage account or by a bank, broker or other nominee, you are considered the “beneficial holder” of the Tufin ordinary shares held for you in what is known as “street name.” If that is the case, you may instruct your bank, broker or other nominee how to vote by completing and returning the voting instruction form provided by your bank, broker or other nominee, or by providing voting instructions via the internet (at www.proxyvote.com) or via telephone (as per the directions on the enclosed voting instruction form).  If you plan to attend the meeting and vote in person, you will be required to present a “legal proxy” from your bank, broker or other nominee, along with an account statement showing ownership of your Tufin ordinary shares as of the record date, in order to be given a ballot to vote the shares in person at the meeting.

Proxies are being solicited by the Board and are being mailed to shareholders of record together with this proxy statement.  Certain of our officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact.  However, such parties will not receive additional compensation therefor.  We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy materials, and will reimburse the reasonable expenses of brokerage firms and others for forwarding such proxy materials to the beneficial owners of our shares.

All Tufin ordinary shares represented by properly executed proxies received by our proxy tabulator, Broadridge Financial Solutions, Inc., no later than 11:59 p.m. Eastern Time on June 6, 2022 (i.e., 6:59 a.m. Israel Time on June 7, 2022), or at our offices at least four hours prior to the designated time for the special general meeting (i.e., by 2:00 p.m. Israel Time (7:00 a.m. Eastern Time) on June 7, 2022), will, unless such proxies have been previously revoked or superseded, be voted at the meeting in accordance with the directions indicated thereon.  If a shareholder of record signs, dates and returns the proxy card without indicating how the shareholder intends to vote, then if the shareholder confirms in the appropriate place on the proxy card that it is not Buyer or certain related parties, the shareholder’s shares will be voted “FOR” the merger proposal and “FOR” the adjournment proposal, in accordance with the recommendation of the Board, and if the shareholder does not confirm in the appropriate place on the proxy card that it is not Buyer or certain related parties, the shareholder’s shares will not be voted on the merger proposal or the adjournment proposal.

A shareholder of record returning a proxy may revoke it at any time prior to the commencement of the special general meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy.  In addition, any registered shareholder who has executed a proxy and is present at the meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given.  Any written notice revoking a proxy should be sent to us at our principal executive offices located at Tufin Software Technologies Ltd., 5 HaShalom Road, ToHa Tower, Tel Aviv 6789205, Israel, Attn: Ms. Noa Farkas Gluck, or via email to investors@tufin.com.  A beneficial owner who holds shares in a stock brokerage account or through a bank, broker or other nominee should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Required Vote

Provided that a quorum is present, the approval of each of the merger proposal and the adjournment proposal requires the affirmative vote of the holders of at least a majority of the ordinary shares of Tufin represented at the special general meeting (or any adjournment or postponement thereof), in person, by proxy or by electronic voting, and voting on such proposal (excluding abstentions and broker non-votes).  In the case of the merger proposal, the foregoing majority must be achieved after excluding any votes of Tufin ordinary shares held by (a) Buyer, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the total outstanding voting power of Buyer or Merger Sub, or the right to appoint 25% or more of the directors of Buyer or Merger Sub; (b) a person or entity acting on behalf of Buyer, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by, Buyer, Merger Sub or any of the foregoing.

Proposed Resolution

It is proposed that the following resolution be adopted at the special general meeting pursuant to the merger proposal:

“RESOLVED, that pursuant to Section 320 of the Israeli Companies Law, 5759-1999 (the “Companies Law”), the merger of Talon Merger Sub Ltd., a company formed under the laws of the State of Israel (“Merger Sub”) and a direct wholly owned subsidiary of Talon MidCo 3 Limited, a private company incorporated in England and Wales (“Buyer”), with and into Tufin Software Technologies Ltd. (“Tufin”), including: (a) the Agreement and Plan of Merger, dated as of April 5, 2022 (as it may be amended from time to time, the “merger agreement”), by and among Tufin, Merger Sub and Buyer; (b) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Tufin, with Tufin surviving and becoming a direct wholly owned subsidiary of Buyer (the “merger”); (c) the consideration to be received by the shareholders of Tufin in the merger, consisting of  $13.00 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share, par value NIS 0.015 per share, of Tufin (each, a “Tufin ordinary share”) owned immediately prior to the effective time of the merger (the “merger consideration”); (d) the cancellation of all outstanding equity awards of Tufin and the treatment thereof in accordance with the terms of the merger agreement; (e) the cancellation of all outstanding vested equity awards in Tufin held by individuals who are not Board members in exchange for the merger consideration in accordance with the terms of the merger agreement; (f) the conversion of all outstanding unvested equity awards of Tufin held by individuals (and certain awards promised, but not yet granted, to individuals) who are not Board members into time-vesting cash awards in accordance with the terms of the merger agreement; and (g) all other transactions and arrangements contemplated by the merger agreement as described in the proxy statement, dated May 13, 2022, sent by Tufin to its shareholders in respect of this meeting, be, and each of the foregoing hereby is, approved in all respects by Tufin’s shareholders.”

Additionally, it is proposed that the following resolution be adopted at the special meeting pursuant to the adjournment proposal:

“RESOLVED, that the meeting be adjourned to a later date or dates if the Board deems necessary or appropriate, including to solicit additional proxies if there are insufficient votes to approve the merger proposal at the time of the meeting.”

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE PROPOSED RESOLUTIONS.

ADDITIONAL SOURCES OF INFORMATION

This document incorporates important additional information about Tufin from documents that are not included in or delivered with this document.

Documents relating to Tufin incorporated by reference into this document are available from Tufin without charge, excluding exhibits.  You may obtain documents relating to Tufin which are incorporated by reference in this document, and may direct any questions about the merger or request additional copies of this document, by requesting them in writing or by telephone from:

Tufin Software Technologies Ltd.
5 HaShalom Road, ToHa Tower
Tel Aviv 6789205, Israel
Attention: Ms. Noa Farkas Gluck, General Counsel
Phone: +972 (3) 612-8118
Email: investors@tufin.com

For a more detailed description of the information incorporated by reference into this document and how you may obtain it, see “Where You Can Find More Information” beginning on page 97.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE SPECIAL GENERAL MEETING AND THE MERGER	1
RISK FACTORS	9
SUMMARY	11
The Companies	11
Tufin’s Reasons for the Merger; Recommendation of Tufin’s Board of Directors	11
Opinion of Tufin’s Financial Advisor	12
Interests of Certain Persons; Share Ownership of Tufin’s Directors and Executive Officers	12
The Merger Agreement	14
Structure of the Merger	14
Consideration	14
Treatment of Options and RSUs Outstanding Under Our Equity Plans	14
The Special General Meeting of Tufin’s Shareholders	15
Conditions to the Closing of the Merger	15
Financing of the Merger	16
Termination of the Merger Agreement	19
No Solicitation of Acquisition Proposals	20
Termination Fees	20
Expenses	21
Absence of Appraisal Rights	21
Regulatory Approvals	21
Certain Material U.S. Federal and Israeli Income Tax Consequences	21
CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS	22
THE SPECIAL GENERAL MEETING	23
General; Date; Time and Place	23
Purpose of the Special General Meeting	23
Shareholders Entitled to Vote; Record Date	23
Recommendation of Tufin’s Board of Directors	23
Quorum and Voting	24
Voting Results	25
Voting of Proxies and Voting Instruction Forms	25
Revoking or Changing Your Vote	26
The Proxy	26
Required Vote for the Merger Proposal	26
Required Vote for the Adjournment Proposal	27
Share Ownership of Tufin Directors and Executive Officers	27
Solicitation of Proxies	27
Attending the Tufin Special General Meeting	27
Contact for Questions and Assistance in Voting	28
Other Matters	28
THE COMPANIES	29
THE MERGER	30
Background of the Merger	30
Reasons for Approval of the Merger	36

v

Opinion of Tufin’s Financial Advisor	41
Certain Unaudited Financial Projections	46
Interests of Certain of Tufin’s Executive Officers and Directors in the Merger	48
No Appraisal Rights	49
Effects of the Merger on Tufin Ordinary Shares	49
Effects of the Merger on Equity Plans	49
Delisting and Deregistration of Tufin Ordinary Shares	51
Procedures for Receiving the Merger Consideration	51
Certain Material U.S. Federal and Israeli Income Tax Consequences	51
Accounting Treatment of the Merger	59
Regulatory Matters	59
THE MERGER AGREEMENT	62
Explanatory Note Regarding the Merger Agreement	62
The Merger	62
Closing and Effective Time of the Merger	63
Articles of Association; Directors and Officers	63
The Merger Consideration and the Conversion of Share Capital	63
Treatment of Equity Awards	63
Paying Agent; Exchange Fund; Payment Procedures	65
Representations and Warranties	68
Conduct of Business Pending the Merger	72
The Go-Shop Period; Solicitation of Other Offers	75
The No-Shop Period; No Solicitation of Other Offers	77
The Board of Directors’ Recommendation; Company Board Recommendation Change	79
Employee Benefits	81
Efforts to Close the Merger	82
Financing; Cooperation with Debt Financing	82
Indemnification and Insurance	85
Other Covenants	85
Conditions to the Closing of the Merger	86
Financing of the Merger	87
Termination of the Merger Agreement	90
Specific Performance	92
Limitations of Liability	93
Fees and Expenses	93
Amendment	94
Governing Law	94
The Voting Agreements	94
SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS OF TUFIN	95
WHERE YOU CAN FIND MORE INFORMATION	97
Annex A – Agreement and Plan of Merger	A - 1
Annex B – Opinion of Tufin’s Financial Advisor	B - 1

QUESTIONS AND ANSWERS ABOUT THE SPECIAL GENERAL MEETING AND THE MERGER

The following are some of the questions regarding the merger agreement, the merger and the special general meeting that you, as a shareholder of Tufin, may have, and answers to those questions.  These questions and answers, as well as the summary following the questions and answers, are not meant to be a substitute for the information contained in the remainder of this document, its annexes and the additional documents referred to herein, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this document, its annexes and the additional documents referred to herein.  We urge you to carefully read this document in its entirety prior to making any voting decision regarding the merger.

Except as otherwise specifically noted in this proxy statement, “we,” “our,” “us” and similar words in this proxy statement refer to Tufin Software Technologies Ltd. and its subsidiaries.  In addition, we refer to Tufin Software Technologies Ltd. as “Tufin” or the “Company,” to Talon MidCo 3 Limited as “Buyer,” and to Talon Merger Sub Ltd. as “Merger Sub.” All references to the “merger” refer to the merger of Merger Sub with and into Tufin, so that Tufin will be the surviving company and will become a direct wholly owned subsidiary of Buyer, and all references to the “merger agreement” refer to the Agreement and Plan of Merger, dated as of April 5, 2022, as it may be amended from time to time, by and among Tufin, Buyer and Merger Sub, a copy of which is attached as Annex A to this proxy statement and is incorporated by reference herein.  Tufin, following the completion of the merger, is sometimes referred to in this proxy statement as the “surviving company.” All references to “dollars” or “$” refer to United States dollars.

Q:          Why am I receiving this proxy statement?

A:
Tufin and Buyer have entered into a merger agreement pursuant to which Buyer will acquire Tufin through the merger of Merger Sub with and into Tufin, subject to certain conditions.  Upon the completion of the merger, Tufin, as the surviving company, will become a direct wholly owned subsidiary of Buyer.  Tufin is holding the special general meeting of its shareholders (the “special general meeting” or the “meeting”) to obtain shareholder approval of the merger agreement, the transactions contemplated under the merger agreement, including the merger, and the merger consideration.  We cannot complete the merger unless our shareholders approve the merger proposal.  We have included in this proxy statement important information about the merger, the merger agreement and the special general meeting.  You should read this information carefully and in its entirety.  We have attached a copy of the merger agreement as Annex A to this proxy statement.  The enclosed voting materials allow you to vote your shares without personally attending the special general meeting.  Your vote is very important and we encourage you to vote by proxy or voting instruction form as soon as possible.

Q:          When and where will the special general meeting be held?

A:
The special general meeting is scheduled to be held at the principal executive offices of Tufin, located at 5 HaShalom Road, ToHa Tower, Tel Aviv 6789205, Israel, at 6:00 p.m. Israel Time (11:00 a.m. Eastern Time), on June 7, 2022.

Q:          Who is entitled to vote at the special general meeting?

A:
Tufin has fixed May 9, 2022 as the record date for the special general meeting.  Only holders of record of Tufin ordinary shares (including shares held through a bank, broker or other nominee that is a shareholder of record of Tufin) at the close of business on the record date are entitled to vote at the meeting or any adjournment, postponement or other delay thereof.

Q:	What matters will be voted on at the special general meeting?

A:
You will be asked to consider and vote on a proposal to approve the acquisition of Tufin by Buyer, including approval of (a) the merger agreement; (b) the merger transaction itself; (c) the consideration to be received by the shareholders of Tufin in the merger, consisting of  $13.00 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share, par value NIS 0.015 per share, of Tufin (each, a “Tufin ordinary share”) owned immediately prior to the effective time of the merger (the “merger consideration”); (d) the cancellation of all outstanding equity awards of Tufin and the treatment thereof in accordance with the terms of the merger agreement; and (e) all other transactions and arrangements contemplated by the merger agreement.  We refer to these proposals collectively as the “merger proposal.”

You will also be asked to consider and vote on a proposal to approve the adjournment of the meeting to a later date or dates, if necessary, to solicit additional proxies if there are insufficient votes to approve the merger proposal at the time of the meeting.  We refer to this proposal as the “adjournment proposal.”

We do not currently expect there to be any other matters on the agenda at the meeting; however, if any other matter is properly presented at the meeting, including the adjournment or postponement thereof, the persons named in the enclosed proxy card will vote upon such matters in accordance with their discretion.

Q:	What will I receive in the merger?

A:	Upon the completion of the merger, you will be entitled to receive the merger consideration. You will not receive any shares in Buyer or in the surviving company.

Q:          What is the recommendation of the Board?

A:	The Board unanimously recommends that you vote (1) “FOR” the merger proposal and (2) “FOR” the adjournment proposal.

Q:          What vote of Tufin shareholders is required to complete the merger?

A:
The approval of each of the merger proposal and the adjournment proposal requires the affirmative vote of the holders of at least a majority of the ordinary shares of Tufin represented at the special general meeting (or any adjournment or postponement thereof), in person, by proxy or by electronic voting, and voting on such proposal (excluding abstentions and broker non-votes).  In the case of the merger proposal, the foregoing majority must be achieved after excluding any votes of Tufin ordinary shares held by (a) Buyer, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the total outstanding voting power of Buyer or Merger Sub, or the right to appoint 25% or more of the directors of Buyer or Merger Sub; (b) a person or entity acting on behalf of Buyer, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by, Buyer, Merger Sub or any of the foregoing.  Each of (a), (b) and (c) above are referred to as a “Buyer Affiliate.” In order for your vote to be counted in respect of the merger proposal or the adjournment proposal, you must affirm on the proxy card or voting instruction form that you are not a Buyer Affiliate (by indicating “YES” in Item 1A of the proxy card or voting instruction form).  If you do not so affirm, your vote will not count towards the tally for the merger proposal or the adjournment proposal.

Q:          What is the quorum required for the meeting?

A:
Pursuant to Tufin’s articles of association, the presence (in person, by proxy or by electronic voting) of any two or more shareholders holding, in the aggregate, at least one-third of the voting rights in the Company constitutes a quorum for purposes of the meeting.  If a quorum is not present within 30 minutes from the time appointed for the meeting, the meeting will stand adjourned either (a) to the same day in the following week at the same time and place (in which case Tufin will not be obligated to give notice to the shareholders of the adjourned meeting), or (b) to such other day, time and place as the Board may indicate in a notice to the shareholders (which may be earlier or later than the date pursuant to clause (a) above).  At such adjourned general meeting any number of shareholders shall constitute a quorum for the business for which the original general meeting was called.

Q:          When do you expect the merger to be completed?

A:
We are working towards completing the merger as quickly as reasonably possible.  Several conditions must be satisfied or waived before the merger is completed.  See the section of this proxy statement entitled “The Merger Agreement—Conditions to the Closing of the Merger” for a summary description of these conditions.  We expect to complete the merger during the second quarter of 2022.  Because the merger may be subject to governmental and regulatory approvals and other conditions, some of which are beyond Buyer’s and Tufin’s control, the exact timing cannot be predicted with certainty.

Q:          Am I entitled to appraisal rights?

A:	No. Under Israeli law, holders of Tufin ordinary shares are not entitled to statutory appraisal rights in connection with the merger.

Q:	Will I continue to be able to trade my Tufin ordinary shares on the New York Stock Exchange following the special general meeting?

A:	Tufin shareholders are expected to be able to trade their Tufin ordinary shares on the New York Stock Exchange (the “NYSE”) until the closing date of the merger.

Q:          What will happen to outstanding Tufin options and RSUs?

A:
At the effective time of the merger, by virtue of the merger and without any action on the part of Buyer, Merger Sub, Tufin or the holder thereof, each option to acquire Tufin ordinary shares (a “Tufin Option”) that is vested, outstanding and unexercised immediately prior to the effective time of the merger (including any Tufin Option that vests pursuant to its terms in connection with the consummation of the merger), will be automatically canceled in exchange for the right to receive an amount in cash equal to the product of  (a) the excess of  $13.00 over the exercise price per Tufin ordinary share of such Tufin Option, and (b) the number of Tufin ordinary shares covered by such Tufin Option immediately prior to the effective time of the merger, less applicable withholding taxes (the “Option Consideration”).

At the effective time of the merger, by virtue of the merger and without any action on the part of Buyer, Merger Sub, Tufin or the holder thereof, each Tufin Option (other than a Tufin Option held by a non-employee director of Tufin) that is outstanding immediately prior to the effective time of the merger and that is scheduled to vest after the closing date of the merger (as of immediately prior to the effective time of the merger), will be automatically canceled and converted into a contingent right to receive an amount in cash (without interest) (“Contingent Cash Award”) equal to the Option Consideration with respect to such Tufin Option.  Such Contingent Cash Award will (A) in the case of any portion of such Contingent Cash Award relating to a Tufin Option that would have otherwise vested on or prior to December 31, 2022, vest and become payable pursuant to the same vesting schedule applicable to the Tufin Option from which it was converted, subject to the holder’s continued employment with or service to Buyer and its affiliates (including the surviving company and its subsidiaries) though the applicable vesting dates, and (B) in the case of any portion of such Contingent Cash Award relating to a Tufin Option that would have otherwise vested following December 31, 2022, vest and become payable as of the June 30th or December 31st immediately preceding the original vesting date (each, an “accelerated vesting date”) applicable to such Tufin Option, subject to the holder’s continued employment with or service to Buyer and its affiliates (including the surviving company and its subsidiaries) through the applicable accelerated vesting date.  Except as set forth above, each such Contingent Cash Award will remain subject to the same terms and conditions as were applicable to the Tufin Option from which it was converted immediately prior to the effective time of the merger (except for any terms rendered inoperative by reason of the transactions contemplated by the merger agreement or other ministerial changes).

At the effective time of the merger and without any action on the part of Buyer, Merger Sub, Tufin, or the holder thereof, each Tufin Option held by a non-employee director of Tufin that is unvested and outstanding immediately prior to the effective time of the merger will, in each case, be canceled and converted into the right to receive an amount in cash, without interest, equal to the Option Consideration with respect to such Tufin Option.

Notwithstanding the foregoing, at the effective time of the merger and without any action on the part of Buyer, Merger Sub, Tufin, or the holder thereof, any Tufin Option (vested or unvested) that has a per share exercise price that is equal to or greater than $13.00 will be automatically canceled without payment of any consideration.

At the effective time of the merger, by virtue of the merger, and without any action on the part of Buyer, Merger Sub, Tufin or the holder thereof, each RSU that is vested and outstanding immediately prior to the effective time of the merger will be automatically canceled in exchange for the right of the holder thereof to receive a cash payment equal to the product of  (a) $13.00 and (b) the number of Tufin ordinary shares covered by such RSU, less applicable withholding taxes (the “RSU Consideration”).

At the effective time of the merger, by virtue of the merger, and without any action on the part of Buyer, Merger Sub, Tufin or the holder thereof, each (i) RSU award (other than, in each case, a RSU award held by non-employee director of Tufin) that is outstanding and unvested immediately prior to the effective time of the merger will be automatically canceled, and (ii) potential award of RSUs that has been promised but not granted to an individual pursuant to a written agreement entered into prior to the consummation of the merger (each, a “Deemed RSU”), will be voided at the effective time of the merger, in each case, and converted into a contingent right to receive a Contingent Cash Award equal to the RSU Consideration with respect to such RSU award or Deemed RSU.  Such Contingent Cash Award will (A) in the case of any portion of such Contingent Cash Award relating to a RSU award or Deemed RSU that would have otherwise vested on or prior to December 31, 2022, vest and become payable pursuant to the same vesting schedule applicable to the RSU award or Deemed RSU from which it was converted, subject to the holder’s continued employment with or service to Buyer and its affiliates (including the surviving company and its subsidiaries) though the applicable vesting dates and (B) in the case of any portion of such Contingent Cash Award relating to a RSU award or Deemed RSU that would have otherwise vested following December 31, 2022, vest and become payable as of the applicable accelerated vesting date, subject to the holder’s continued employment with Buyer and its affiliates (including the surviving company and its subsidiaries) through the applicable accelerated vesting date.  Except as set forth above, each such Contingent Cash Award will remain subject to the same terms and conditions as were applicable to the RSU award or Deemed RSU from which it was converted immediately prior to the effective time of the merger (except for any terms rendered inoperative by reason of the transactions contemplated by the merger agreement or other ministerial changes).

At the effective time of the merger, each RSU award held by a non-employee director of Tufin that is unvested and outstanding immediately prior to the effective time of the merger will, in each case, without any action on part of Buyer, Merger Sub, Tufin or the holder thereof, automatically be canceled and converted into the right to receive an amount in cash, without interest, equal to the RSU Consideration with respect to such RSU award.

Q:	What effects will the proposed merger have on Tufin?

A:
As a result of the proposed merger, Tufin will cease to be a publicly traded company and will become an indirect, wholly owned subsidiary of Buyer.  Following the completion of the proposed merger, the registration of Tufin ordinary shares and our reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be terminated upon notification to the SEC.  In addition, upon the completion of the proposed merger, Tufin ordinary shares will no longer be listed on any stock exchange, including the NYSE.

Q:          What happens if the merger is not completed?

A:
If the merger agreement is not approved by our shareholders or if the merger is not completed for any other reason, our shareholders will not receive any merger consideration for their Tufin ordinary shares.  Instead, we will remain a publicly traded company and Tufin ordinary shares will continue to be listed on the NYSE.  Under certain circumstances related to the termination of the merger agreement, as specified therein, we may be required to pay to Buyer a termination fee.  Please see “The Merger Agreement—Termination of the Merger Agreement—Termination Fee” for a summary description of these circumstances.

Q:          How can I vote?

A:
Beneficial Owners: If you hold your shares in “street name” through a broker, bank or other nominee on the NYSE, please vote in accordance with the instructions on the nominee’s voting instruction form.  If you receive a physical voting instruction form, you may complete it and mail it in the self-addressed envelope that is enclosed.  If you received an email copy of the voting instruction form, or if you otherwise desire to submit voting instructions by telephone or over the internet (at www.proxyvote.com), please follow the directions that you received.  The deadline for receipt of your voting instructions will be 11:59 p.m. Eastern Time on June 6, 2022 (i.e., 6:59 a.m. Israel Time on June 7, 2022).

Alternatively, if you wish to attend the special general meeting and vote in person, you must obtain a “legal proxy” from the bank, broker or other nominee that holds your shares, giving you the right to vote the shares at the special general meeting.  In that case, you must also bring a statement from your bank, broker or other nominee that shows that you owned Tufin ordinary shares as of the record date.

Registered Shareholders: If you are a shareholder of record, that is, if your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC (the “transfer agent”), these proxy materials are being sent directly to you by our transfer agent.  You can vote your shares by attending the special general meeting or by completing and signing a proxy card.  The form of proxy card that has been mailed to you, and that can be completed, signed and returned in the envelope that was enclosed with it, provides the primary means for authorizing the voting of your Tufin ordinary shares.  If you have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from the Investor Relations page on Tufin’s website at https://investors.tufin.com, and may complete and sign that proxy card (indicating the name of the registered shareholder) and return it to Ms. Noa Farkas Gluck, General Counsel via e-mail to investors@tufin.com.  We reserve the right to require further identifying information from you if you submit your proxy card in that manner.

All votes from record shareholders should be received by our proxy tabulator, Broadridge Financial Solutions, Inc., by 11:59 p.m. Eastern Time on June 6, 2022 (i.e., 6:59 a.m. Israel Time on June 7, 2022) (or such earlier deadline as may be indicated on the proxy card), or received at our offices at least four hours prior to the designated time for the special general meeting (i.e., by 2:00 p.m. Israel Time (7:00 a.m. Eastern Time) on June 7, 2022) to be validly included in the tally of Tufin ordinary shares voted at the special general meeting.

Q:	What happens if I do not indicate how to vote on the proxy card or voting instruction form?

A:
If you are a registered shareholder and provide specific instructions (by marking a box on your proxy card) with regard to the merger proposal and the adjournment proposal, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions, your shares will not be voted on the merger proposal or the adjournment proposal, unless you provide the required confirmation under Item 1A of the proxy card that you are not a Buyer Affiliate (in which case your proxy card will be voted “FOR” the merger proposal and “FOR” the adjournment proposal, as recommended by the Board).  If you are a beneficial owner and return your voting instruction form but do not specify voting instructions for the merger proposal or the adjournment proposal, your bank, broker or other nominee will not be permitted to cast a vote with respect to the merger proposal or the adjournment proposal, as applicable (commonly referred to as a “broker non-vote”).  Banks, brokers or other nominees that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners.  The proposals for the special general meeting will not be treated as routine proposals, because, among other things, our proxy statement is prepared in compliance with the Companies Law, 5759-1999, of the State of Israel (the “Companies Law”) rather than the rules applicable to domestic U.S. reporting companies.  Therefore, in that circumstance, the shares held by you will be included in determining the presence of a quorum at the meeting, but will not be considered “present” for the purpose of voting on the merger proposal or the adjournment proposal.  Such shares therefore have no impact on the outcome of the voting on the merger proposal or the adjournment proposal.  If your shares are held of record by a bank, broker or other nominee, we urge you to give instructions to your bank, broker or other nominee as to how your shares should be voted so that you thereby participate in the voting on this important matter.

Q:	If my shares are held in “street name” by my bank, broker or other nominee, will my broker vote my shares for me?

A:
As described in the answer to the previous question, your banker, broker or other nominee will not be able to vote your shares without instructions from you.  You should instruct your bank, broker or other nominee to vote your shares by following the directions provided by your bank, broker or other nominee.  Without instructions, your shares will not be counted as voted at the special general meeting.

Q:	Do Tufin’s executive officers and directors have any interests in the merger?

A:
Yes.  Tufin’s executive officers and directors have interests in the merger that may be different from, or are in addition to, those of Tufin shareholders generally.  For detailed information, please see “Summary—Interests of Certain Persons; Share Ownership of Tufin’s Directors and Executive Officers” and “The Merger—Interests of Certain of Tufin’s Executive Officers and Directors in the Merger.”

Q:	Can I change my vote after I have signed and returned my proxy card or voting instruction form?

A:
Beneficial Owners: If your shares are held in a stock brokerage account or by a bank or other nominee, in order to change your voting instructions, you must follow the relevant directions from your broker, bank or other nominee, and must do so prior to the deadline for submitting voting instructions (i.e., by 11:59 p.m. Eastern Time on June 7, 2022 (6:59 a.m. Israel Time on June 7, 2022)).

Registered Shareholders: Registered shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the special general meeting.  Shares represented by any proxy in the enclosed form (including a proxy serving as revocation of an earlier proxy), or shares that are subject to a written revocation, if the proxy or revocation is properly executed and received by our proxy tabulator, Broadridge Financial Solutions, Inc., by 11:59 p.m. Eastern Time on June 6, 2022 (i.e., 6:59 a.m. Israel Time on June 7, 2022), or received at our offices at least four hours prior to the designated time for the special general meeting (i.e., by 2:00 p.m. Israel Time (7:00 a.m. Eastern Time) on June 7, 2022) will be voted (or not voted, as appropriate) as indicated therein with respect to the merger proposal and the adjournment proposal and as determined by the Board concerning any other matter that may be presented to the special general meeting, as described above.

Q:	If I purchased my Tufin ordinary shares after the record date, may I vote these shares at the Tufin special general meeting?

A:
No. A shareholder is not entitled to vote Tufin ordinary shares purchased after the record date because the shareholder was not the record holder of those shares on the record date.  Only holders of record of Tufin ordinary shares (including shares held through a bank, broker or other nominee that is a shareholder of record of Tufin) at the close of business on the record date are entitled to vote at the meeting or any adjournment or postponement thereof.  However, such shareholder’s Tufin ordinary shares will be automatically converted into and represent the right to receive $13.00 per Tufin ordinary share in cash, without interest and less any applicable withholding taxes.

Q:          What happens if I sell my shares before the special general meeting?

A:
The record date for the special general meeting is earlier than the date of the special general meeting and the date that the merger is expected to be completed.  If you transfer your Tufin ordinary shares after the record date but before the special general meeting, you will retain your right to vote at the special general meeting, but will have transferred the right to receive the merger consideration with respect to such Tufin ordinary shares.  In order to receive the merger consideration, you must hold your Tufin ordinary shares through the completion of the merger.

Q:	Should I send in my Tufin share certificates now? When can I expect to receive the merger consideration for my shares?

A:
No. Please do not send your Tufin share certificates with your proxy card or voting instruction form.  Prior to the effective time of the merger, Buyer will select a bank or trust company reasonably acceptable to Tufin to act as the paying agent for the merger (the “paying agent”).  After the merger is completed, the paying agent will send you a letter of transmittal with detailed instructions regarding the surrender of your Tufin share certificates for the merger consideration.

Q:          Will the merger consideration payable to me be subject to Israeli tax withholding?

A:
As further detailed below under “The Merger—Certain Material U.S. Federal and Israeli Income Tax Consequences—Certain Material Israeli Tax Consequences,” according to Israeli law, any consideration payable to holders of the company’s shares, options or RSUs (“Equity Holder”), including Equity Holder who is not a resident of the State of Israel, is subject to withholding at the source of Israeli tax in accordance with the rates prescribed by Israeli law from the payment of the merger consideration, unless such shareholder provides Buyer with a valid certificate issued by the Israeli Tax Authority (the “ITA”) exempting such shareholder from Israeli withholding tax on the payment of the merger consideration, or entitling such shareholder to a reduced rate of Israeli withholding tax on such payment in form and substance reasonably satisfactory to Buyer.

We intend to submit an application for a tax ruling issued by the ITA, providing, among others, that non-Israeli shareholders who hold less than 5% of the issued and outstanding Tufin ordinary shares and which were purchased after April 9, 2019 (the date on which Tufin listed its shares on the NYSE) will be exempted from Israeli withholding tax to the extent that such shareholders provide the paying agent with certain declarations and supporting documents regarding their residency and the date on which the shares were purchased.  In addition, shareholders whose consideration exceeds a certain threshold may be required to provide certain additional supporting documents such as residency certificates.  We cannot assure you that our application will be accepted, or that the application will be accepted in accordance with the conditions described in this proxy statement.

Q:	Will the merger consideration paid to U.S. holders of Tufin ordinary shares be subject to U.S. federal income tax?

A:
The receipt of merger consideration by Tufin shareholders that are U.S. holders will be a taxable event for U.S. federal income tax purposes.  For more details, see “The Merger—Certain Material U.S. Federal and Israeli Income Tax Consequences—Certain Material U.S. Federal Income Tax Consequences.”

Q:	Will the merger consideration paid to Israeli holders of Tufin ordinary shares be subject to Israeli tax?

A:
The receipt of merger consideration by Tufin shareholders that are subject to Israeli taxes will be a taxable event.  For more details, see “The Merger—Certain Material U.S. Federal and Israeli Income Tax Consequences—Certain Material Israeli Tax Consequences.”

Q:          How can I obtain additional information about Tufin?

Our Annual Report on Form 20-F and other SEC filings may be accessed on the Internet at www.sec.gov or on the investor relations page of Tufin’s website at https://investors.tufin.com.  The information provided on our website is not part of this proxy statement and therefore is not incorporated by reference herein.  For a more detailed description of the information available, please refer to “Where You Can Find Additional Information.”

Q:	What should I do if I have questions about the special general meeting, the merger or this document?

A:	If you have any questions about the special general meeting, the merger or this document, or if you need additional copies of this document or the enclosed proxy card, you should contact:

Tufin Software Technologies Ltd.
5 HaShalom Road, ToHa Tower
Tel Aviv 6789205, Israel
Attention: Ms. Noa Farkas Gluck, General Counsel
Phone: +972 (3) 612-8118
Email: investors@tufin.com

If your bank, broker or other nominee holds your shares, you may also call your bank, broker or other nominee for additional information.

RISK FACTORS

In addition to the other information included in this proxy statement, including the matters addressed under the caption entitled “Cautionary Statement Regarding Forward-Looking Statements” on page 22, you should consider carefully the following risk factors in determining how to vote at the special general meeting.  The following is not intended to be an exhaustive list of the risks related to the merger and you should read and consider the risk factors described under Part 1, Item 3.D, “Key Information—Risk Factors” of Tufin’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 7, 2022 and incorporated by reference into this proxy statement.

The merger may not be completed, due to the failure of the parties to achieve the closing conditions or otherwise; such a failure could negatively impact our share price, business, financial condition, results of operations or prospects.

The merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement—Conditions to the Closing of the Merger” beginning on page 86, including, among others, that:

•	the merger agreement has been adopted by the requisite affirmative vote of Tufin shareholders;

•
the applicable waiting period under the HSR Act has expired or been terminated and approvals, consents and waivers or clearances have been received or waiting periods have expired under certain foreign investment laws;

•	no laws or court orders make the merger illegal or otherwise prohibit the merger; and

•
50 days have elapsed since the day of the filing of the merger proposal with the Israeli Companies’ Registrar and 30 days have elapsed since the day of approval of the merger by the shareholders of each of Tufin and Merger Sub, each in accordance with Israeli law.

No assurance can be given that each of the conditions will be satisfied.  In addition, the merger agreement may be terminated under the circumstances described in the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 90.  If the conditions are not satisfied or waived in a timely manner and the merger is delayed, payment of the merger consideration will also be delayed.

If the merger is not completed (including in the case the merger agreement is terminated), our ongoing business may be adversely affected.  Under such a scenario, our directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work, and we will have incurred significant transaction costs, during the pendency of a failed transaction.  In addition, our continuing business relationships with business partners and employees, and the market’s perceptions of our prospects, could be adversely affected, which could have a material adverse impact on the trading price of Tufin ordinary shares.

We also could be subject to litigation related to any failure to complete the merger.  If these risks materialize, our financial condition, results of operations or prospects could be materially adversely affected.

Some of our directors and officers have interests that may differ from the interests of our shareholders, and these persons may have conflicts of interest in recommending to our shareholders to approve the merger proposal.

Certain of Tufin’s officers and directors may have interests in the transactions contemplated by the merger agreement that are different from, or are in addition to, those of Tufin’s other shareholders.  Such interests are described in the section entitled “The Merger—Interests of Certain of Tufin’s Executive Officers and Directors in the Merger” beginning on page 48.  These interests include, among other things, the purchase of a run-off directors’ and officers’ liability insurance policy for a period of seven years, and the payment of cash consideration in exchange for unvested equity awards.

The fact that there is a merger pending could materially harm our business and results of operations.

While the merger is pending, we are subject to a number of risks that may harm our business and results of operations, including:

•	the diversion of management and employee attention from implementing our growth strategy in our existing markets, including the United States and Israel, or in new markets that we are targeting;

•	potential diversion of public attention from our promotion of our brand and products in a manner that appeals to new and existing customers;

•	the fact that we have and will continue to incur expenses related to the merger prior to its closing; and

•	our potential inability to respond effectively to competitive pressures, industry developments and future opportunities.

Our current and prospective employees may be uncertain about their future roles and relationships with Tufin following the completion of the merger.  This uncertainty may materially adversely affect our ability to attract and retain key personnel.

Our obligation to pay a termination fee under certain circumstances and the restrictions on our ability to solicit or engage in negotiations with respect to other potential acquisition proposals may discourage other potential transactions that may be favorable to our shareholders.

If Tufin terminates the merger agreement to enter into a definitive agreement with any Exempted Person (as defined in this proxy statement below) prior to May 15, 2022 in respect to a Superior Proposal (as defined in this proxy statement below), Tufin will be required to pay a termination fee of $10.0 million to Buyer, so long as Tufin had complied in all material respects with the non-solicitation provisions set forth in the merger agreement with respect to such Superior Proposal.  For more information, please see the section of this proxy statement entitled “The Merger Agreement—The Board of Directors’ Recommendation; Company Board Recommendation Change.” Similarly, Tufin will be required to pay a termination fee of $17.2 million if the merger agreement is terminated in any of the following conditions: (A) (i) (a) by either Buyer or Tufin because the merger has not been consummated by 11:59 Eastern time on October 5, 2022 (such date referred to as the “Termination Date”), subject to certain exceptions or (b) by Buyer because Tufin has breached its representations, warranties, covenants or agreements in the merger agreement such that certain conditions set forth in the merger agreement are not satisfied and such breach is not capable of being cured, or is not cured, before the earlier of the Termination Date (as defined in this proxy statement below) or the date that is 30 calendar days following Buyer’s delivery of written notice of such breach (or such shorter period of time as remains prior to the Termination Date) (each of (a) and (b), an “Applicable Termination”); (ii) Tufin has received an acquisition proposal or an acquisition proposal has been publicly made or announced since the date of the merger agreement; and (iii) Tufin enters into an agreement providing for, or consummates, an Acquisition Transaction within 12 months following such Applicable Termination (provided that, for purposes of the termination fee, all references to “20%” and “80%” in the definition of “Acquisition Transaction” are deemed to be references to “50%”); (B) by Buyer, because the Board has effected a Company Board Recommendation Change; or (C) by Tufin, to enter into a definitive agreement in respect of a Superior Proposal other than with an Exempted Person prior to the Cut-Off Time (as defined in this proxy statement below).

If the merger is not consummated by the Termination Date, subject to certain exceptions, either we or Buyer may, under certain circumstances that may be beyond our control, choose not to proceed with the merger.

The merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement—Conditions to the Closing of the Merger” beginning on page 86 and set forth in the merger agreement.  The fulfillment of certain of these conditions is beyond our control, such as the receipt of our shareholders’ approval of the merger, the expiration or termination of the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”); approvals, consents and waivers or clearances have been received or waiting periods have expired under certain foreign investment laws; and the receipt of approval from the Israeli Investment Center of the Israeli Ministry of Economy and Industry.  If the merger has not been completed by the Termination Date, either Tufin or Buyer may generally terminate the merger agreement, notwithstanding the prior receipt of the approval of the merger by Tufin’s shareholders, except that the right to terminate the merger agreement would not be available to a party that is in material breach of the merger agreement or whose actions or omissions, which constitute a breach of the merger agreement, are a principal cause of, or primarily result in, the failure of the merger to be completed on or before that date.

SUMMARY

This summary highlights selected information from this document and may not contain all of the information that is important to you.  To understand the merger fully, you should read carefully this entire document, its annexes and the documents we refer to.  See “Where You Can Find More Information.” The merger agreement is attached as Annex A to this proxy statement and is incorporated by reference herein.  We encourage you to read it in its entirety, as it is the most important legal document that governs the merger.

The Companies

Tufin Software Technologies Ltd.

5 HaShalom Road, ToHa Tower, Tel Aviv 6789205, Israel

We are pioneering a policy-centric approach to security and information technology (“IT”) operations.  We transform enterprises’ security operations by helping them visualize, define and enforce a unified security policy across complex, heterogeneous IT and cloud environments.  Our products govern how individuals, systems and applications are permitted to communicate and provide policy-based security automation, enabling customers to reduce the time to securely implement complex network changes from days to minutes.  Our solutions increase business agility, eliminate errors from manual processes and ensure continuous compliance through a single console.  Since our inception, our solutions have been purchased by over 2,000 customers in over 70 countries, including approximately 19% of the Global 2000.

Talon MidCo 3 Limited

 SW1Y 4LB, London, England

Buyer was formed on March 28, 2022, solely for the purpose of engaging in the transactions contemplated by the merger agreement, and has not engaged in any business activities other than in connection with the transactions contemplated by the merger agreement and arranging of the equity financing and debt financing in connection with the merger.

Talon Merger Sub Ltd.

 18 Raoul Wallenberg Street, Tel Aviv, Israel

Merger Sub is a newly formed, wholly owned subsidiary of Buyer.  Buyer formed this subsidiary as an Israeli company solely to effect the merger, and this subsidiary has not conducted any business during any period of its existence, except for activities related to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement.  Upon consummation of the merger, Merger Sub will merge with and into Tufin and will cease to exist.

Buyer and Merger Sub are subsidiaries of investment funds (the “T/R Funds”) advised by Turn/River Capital Management LP, a U.S.-based private equity firm (“Turn/River”).

See “The Companies.”

Tufin’s Reasons for the Merger; Recommendation of Tufin’s Board of Directors

After careful consideration, the Board has:

•	determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable, fair to and in the best interests of Tufin and its shareholders;

•
determined that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of Tufin to its creditors;

•	approved the merger agreement, the merger and the other transactions contemplated by the merger agreement; and

•	determined to recommend that Tufin’s shareholders approve the merger agreement, the merger and the other transactions contemplated by the merger agreement.

The Board unanimously recommends that you vote (1) “FOR” the merger proposal and (2) “FOR” the adjournment proposal.

In reaching its decision to approve the merger proposal and to recommend that Tufin shareholders vote to approve the merger proposal, the Board consulted with Tufin’s management and Tufin’s financial and legal advisors and considered a number of strategic, financial and other factors, as described under “The Merger—Reasons for Approval of the Merger—Recommendation.”

Opinion of Tufin’s Financial Advisor

Pursuant to an engagement letter, Tufin retained J.P. Morgan Securities LLC (“J.P. Morgan”) as its financial advisor in connection with the proposed merger.

At the meeting of the Board on April 5, 2022, J.P. Morgan rendered its oral opinion to the Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the merger consideration to be paid to the holders of Tufin ordinary shares in the proposed merger was fair, from a financial point of view, to such holders.  J.P. Morgan confirmed its April 5, 2022 oral opinion by delivering its written opinion to the Board, dated April 5, 2022, that, as of such date, the consideration to be paid to the holders of Tufin ordinary shares in the proposed merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan dated April 5, 2022, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken, is attached as Annex B to this proxy statement and is incorporated herein by reference.  The summary of the opinion of J.P. Morgan set forth in this proxy statement is qualified in its entirety by reference to the full text of such opinion.  Tufin shareholders are urged to read the opinion in its entirety.

J.P. Morgan’s written opinion was addressed to the Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed merger, was directed only to the consideration to be paid in the proposed merger and did not address any other aspect of the proposed merger.  J.P. Morgan expressed no opinion as to the fairness of the consideration to the holders of any other class of securities, creditors or other constituencies of Tufin or as to the underlying decision by Tufin to engage in the proposed merger.  The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan.  The opinion does not constitute a recommendation to any shareholder of Tufin as to how such shareholder should vote with respect to the proposed merger or any other matter.

For more information, please see the section of this proxy statement entitled “The Merger—Opinion of Tufin’s Financial Advisor.”

Interests of Certain Persons; Share Ownership of Tufin’s Directors and Executive Officers

When considering the recommendation by the Board to vote “FOR” the merger proposal, you should be aware that executive officers and directors of Tufin have interests in the merger that are in addition to, and may be different from, your interests, including:

Treatment of Equity Awards

•
Each outstanding, unexercised and vested option to acquire Tufin ordinary shares (each, a “Tufin Option”) (including any Tufin Option that vests in connection with the consummation of the merger pursuant to its terms)—including Tufin Options held by Tufin officers and directors—will be canceled in exchange for the right to receive cash consideration (without interest) equal to the product of  (a) the excess of  $13.00 over the exercise price per Tufin ordinary share of such Tufin Option, and (b) the number of Tufin ordinary shares covered by such Tufin Option immediately prior to the effective time of the merger, less applicable withholding taxes (the “Option Consideration”).

•
Each outstanding, unexercised and unvested Tufin Option, other than those held by Tufin non-employee directors—including Tufin Options held by Tufin officers—will be canceled at the effective time of the merger and converted into a contingent right to receive an amount in cash (without interest) (a “Contingent Cash Award”) equal to the Option Consideration with respect to such Tufin Option from which it was converted.  Any portion of a Contingent Cash Award relating to a Tufin Option that would have vested pursuant to its terms on or prior to December 31, 2022 will vest and become payable pursuant to the same vesting schedule applicable to the Tufin Option from which it was converted (subject to the holder’s continued employment or service with Tufin or one of its subsidiaries or affiliates through the applicable vesting date).  Any portion of a Contingent Cash Award relating to a Tufin Option that would have vested pursuant to its terms following December 31, 2022 will vest and become payable as of the June 30th or December 31st immediately preceding the original vesting date (each, an “accelerated vesting date”) applicable to such Tufin Option (subject to the holder’s continued employment or service with Tufin or one of its subsidiaries or affiliates through the applicable accelerated vesting date).

•
Each outstanding, unexercised and unvested Tufin Option held by a non-employee director will be canceled at the effective time of the merger in exchange for the right to receive the Option Consideration.

•
Notwithstanding the foregoing, if the exercise price per Tufin ordinary share subject to any Tufin Option (whether vested or unvested) is equal to or greater than $13.00, such Tufin Option will be canceled for no consideration as of the effective time of the merger.

•
Each outstanding vested Tufin RSU—including Tufin RSUs held by Tufin officers and directors—will be canceled at the effective time of the merger in exchange for the right to receive a lump sum cash payment (without interest) equal to the RSU Consideration.

•
Each (i) outstanding and unvested restricted stock unit award (each, a “Tufin RSU”), other than a Tufin RSU held by a non-employee director of Tufin—including Tufin RSUs held by Tufin officers—and (ii) potential award of Tufin RSUs that has been promised but not granted to an individual pursuant to a written agreement entered into prior to the consummation of the merger (each, a “Deemed RSU”) will, at the effective time of the merger, in each case, automatically be canceled and converted into a Contingent Cash Award equal to the product of  (a) $13.00 and (b) the number of Tufin ordinary shares covered by such Tufin RSU, less applicable withholding taxes (the “RSU Consideration”) with respect to such Tufin RSU or Deemed RSU from which it was converted.  Any portion of a Contingent Cash Award relating to a Tufin RSU or Deemed RSU that would have vested pursuant to its terms on or prior to December 31, 2022 will vest and become payable pursuant to the same vesting schedule applicable to the Tufin RSU or Deemed RSU from which it was converted (subject to the holder’s continued employment or service with Tufin or one of its subsidiaries or affiliates through the applicable vesting date).  Any portion of a Contingent Cash Award relating to a Tufin RSU or Deemed RSU that would have vested pursuant to its terms following December 31, 2022 will vest and become payable as of the applicable accelerated vesting date immediately preceding the original vesting date applicable to such Tufin RSU or Deemed RSU (subject to the holder’s continued employment or service with Tufin or one of its subsidiaries or affiliates through the applicable accelerated vesting date).

•	Each outstanding and unvested Tufin RSU held by a non-employee director of Tufin will be canceled at the effective time of the merger in exchange for the right to receive the RSU Consideration.

Indemnification and Insurance.

•
Our executive officers and directors will also benefit from the indemnification provisions contained in the merger agreement with respect to their acts or omissions as executive officers or directors of Tufin prior to or at the effective time of the merger.  In accordance with the merger agreement and subject to the approval of the merger proposal at the special general meeting, Tufin intends to acquire a run-off directors’ and officers’ liability insurance for seven years, commencing at the effective time of the merger.

As of the record date for the special general meeting, the directors and executive officers of Tufin, as a group, beneficially owned in the aggregate approximately 12.3% of the outstanding Tufin ordinary shares.  See “—Interests of Certain Persons; Share Ownership of Tufin’s Directors and Executive Officers” and “The Merger—Interests of Certain of Tufin’s Executive Officers and Directors in the Merger.”

The Merger Agreement

The merger agreement is attached as Annex A to this proxy statement and is incorporated by reference herein.  You should read the merger agreement carefully in its entirety.  It is the most important legal document governing the merger.  See “The Merger Agreement.”

Structure of the Merger

The merger is being effected as a merger between Tufin and Merger Sub under the Companies Law.  In the merger, Merger Sub, a direct wholly owned subsidiary of Buyer, will be merged with and into Tufin.  Tufin will be the surviving company of the merger and will become a direct wholly owned subsidiary of Buyer.  See “The Merger Agreement—The Merger.”

Consideration

If the merger is completed, each holder of Tufin ordinary shares at the effective time of the merger will be entitled to receive $13.00 per Tufin ordinary share in cash, without interest and less any applicable withholding taxes (the “merger consideration”).  See “The Merger—Effects of the Merger on Tufin Ordinary Shares,” and “The Merger Agreement—The Merger Consideration and the Conversion of Share Capital.”

Treatment of Options and RSUs Outstanding Under Our Equity Plans

As of the effective time of the merger, our existing equity plans will terminate, and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the share capital of Tufin or any of its subsidiaries will be canceled.

At the effective time of the merger, each vested Tufin Option (including any Tufin Option that vests in connection with the consummation of the merger pursuant to its terms) will be canceled in exchange for the holder’s right to receive the Option Consideration, and each vested Tufin RSU will be canceled in exchange for the holder’s right to receive the RSU Consideration.  In addition, at the effective time of the merger, each unvested Tufin Option held by a Tufin non-employee director will be canceled in exchange for such non-employee director’s right to receive the Tufin Option Consideration, and each unvested Tufin RSU held by a Tufin non-employee director will be canceled in exchange for such non-employee director’s right to receive the RSU Consideration.

In addition, at the effective time of the merger, each unvested Tufin Option (other than any Tufin Option held by a Tufin non-employee director), each unvested Tufin RSU (other than any Tufin RSU held by a Tufin non-employee director), and each Deemed RSU shall be canceled and converted into a Contingent Cash Award.  Each Contingent Cash Award in respect of a Tufin Option will entitle the holder to a future contingent right to receive the Option Consideration for the Tufin Option from which it was converted, and each Contingent Cash Award in respect of a converted Tufin RSU or Deemed RSU will entitle the holder to a future contingent right to receive the RSU Consideration for the Tufin RSU or Deemed RSU from which it was converted.  Any portion of a Contingent Cash Award that would have vested pursuant to its terms on or prior to December 31, 2022 will vest and become payable pursuant to the same vesting schedule applicable to the Tufin Option, Tufin RSU, or Deemed RSU (as applicable) from which it was converted (subject to the holder’s continued employment or service with Tufin or one of its subsidiaries or affiliates through the applicable vesting date).  Any portion of a Contingent Cash Award that would have vested pursuant to its terms following December 31, 2022 will vest and become payable as of the applicable accelerated vesting date immediately preceding the original vesting date applicable to such Tufin Option, Tufin RSU or Deemed RSU, as applicable (subject to the holder’s continued employment or service with Tufin or one of its subsidiaries or affiliates through the applicable accelerated vesting date).

Notwithstanding the foregoing, if the exercise price per Tufin ordinary share subject to any Tufin Option is equal to or greater than $13.00, such Tufin Option will be canceled for no consideration upon the consummation of the merger.  See “The Merger—Effects of the Merger on Equity Plans.”

The Special General Meeting of Tufin’s Shareholders

Date, Time, Place and Agenda.  The special general meeting is scheduled to be held at the principal executive offices of Tufin, located at 5 HaShalom Road, ToHa Tower, Tel Aviv 6789205, Israel, at 6:00 p.m. Israel Time (11:00 a.m. Eastern Time), on June 7, 2022.  The meeting is being held for the purpose of considering proposals to approve the acquisition of Tufin by Buyer, including approval of the merger proposal and the adjournment proposal.

We do not currently expect there to be any other matters on the agenda at the special general meeting; however, if any other matter is properly presented at the special general meeting, including voting on the adjournment or postponement of the special general meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their discretion.

Record Date.  Tufin has fixed May 9, 2022 as the record date for the special general meeting.  If you were a Tufin shareholder at the close of business on the record date, you are entitled to vote on matters that come before the Tufin special general meeting.  There are 38,495,358 Tufin ordinary shares entitled to be voted at the special general meeting.

Required Vote.  The approval of each of the merger proposal and the adjournment proposal requires the affirmative vote of the holders of at least a majority of the ordinary shares of Tufin represented at the special general meeting (or any adjournment or postponement thereof), in person, by proxy or by electronic voting, and voting on such proposal (excluding abstentions and broker non-votes).  In the case of the merger proposal, the foregoing majority must be achieved after excluding any votes of Tufin ordinary shares held by (a) Buyer, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the total outstanding voting power of Buyer or Merger Sub, or the right to appoint 25% or more of the directors of Buyer or Merger Sub; (b) a person or entity acting on behalf of Buyer, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by, Buyer, Merger Sub or any of the foregoing.  See “The Special General Meeting.”

Conditions to the Closing of the Merger

The parties will complete the merger only if the parties satisfy or waive several conditions.  The conditions include, among others:

Conditions to Each Party’s Obligations.

•	the adoption of the merger agreement by the requisite affirmative vote of Tufin shareholders;

•
the expiration or termination of the applicable waiting period under the HSR Act and the receipt of approvals, consents and waivers or clearances or expirations of waiting periods under certain foreign investment laws;

•	the absence of any laws or court orders making the merger illegal or otherwise prohibiting the Merger; and

•
the elapse of 50 days after the day of the filing of the merger proposal with the Israeli Companies’ Registrar and the elapse of 30 days after the day of approval of the merger by the shareholders of each of Tufin and Merger Sub, each in accordance with Israeli law.

Conditions to Buyer’s and Merger Sub’s Obligations.

•	accuracy of the representations and warranties of Tufin in the merger agreement, subject to certain qualifiers;

•	performance in all material respects by Tufin of its obligations under the merger agreement;

•
absence of the occurrence of any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect with respect to Tufin and its subsidiaries, taken as a whole, since the execution and delivery of the merger agreement; and

•	delivery of an officer’s certificate by Tufin certifying that the above conditions have been satisfied.

Conditions to Tufin’s Obligations.

•	accuracy of the representations and warranties of Buyer and Merger Sub in the merger agreement, subject to certain qualifiers;

•	performance in all material respects by Buyer and Merger Sub of their obligations under the merger agreement; and

•	delivery of an officer’s certificate by Buyer and Merger Sub certifying that the above conditions have been satisfied.

See “The Merger Agreement—Conditions to the Closing of the Merger.”

Financing of the Merger

Tufin anticipates that the total amount of funds necessary to complete the merger and the related transactions, and to pay the fees and expenses required to be paid at the closing of the merger by Buyer and Merger Sub under the merger agreement, will be approximately $570.0 million.  This amount includes funds needed to: (1) pay Tufin shareholders the amounts due under the merger agreement for their Tufin ordinary shares, (2) pay the RSU Consideration, (3) pay the Option Consideration and (4) to pay all associated fees, costs and expenses of Buyer and Merger Sub arising in connection with the merger (collectively, the “required amounts”).

The T/R Funds have committed to contribute or cause to be contributed to Buyer at the closing of the Merger an aggregate amount in cash equal to $360.0 million, subject to the terms and conditions set forth in an equity commitment letter provided by such funds, dated as of April 5, 2022 (the “equity commitment letter”).  In addition, in connection with the merger agreement, Merger Sub entered into a debt commitment letter, dated as of April 5, 2022, in an aggregate principal amount of $210.0 million (as amended, supplemented, amended and restated or otherwise modified, the “debt commitment letter” and together with the equity commitment letter, the “financing letters”).  In connection with the merger agreement, Buyer and Merger Sub have delivered to Tufin copies of the financing letters.  Notwithstanding anything in the merger agreement to the contrary, in no event shall the receipt or availability of any funds or financing (including the financing contemplated by the financing letters) by or to Buyer or any of its affiliates or any other financing transaction be a condition to any of the obligations of Buyer and Merger Sub under the merger agreement.

Equity Financing

Pursuant to the equity commitment letter, the T/R Funds have committed to contribute or cause to be contributed to Buyer at the closing of the merger an aggregate amount in cash equal to $360.0 million for the purpose of funding the required amounts.  The obligations of the T/R Funds to provide the equity financing under the equity commitment letter is subject to a number of conditions, including, but not limited to: (i) satisfaction or written waiver by Tufin, Buyer and Merger Sub, as applicable, of each of the conditions to the obligations of Tufin, Buyer and Merger Sub to consummate the merger set forth in the merger agreement (other than those conditions that by their terms are to be satisfied at the closing of the merger, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions) and (ii) the prior or substantially concurrent receipt of the debt financing contemplated by the debt commitment letter or confirmation that the debt financing contemplated by the debt commitment letter will be funded at the closing of the merger if the equity financing under the equity commitment letter is consummated at the closing of the merger.  The equity financing described in the preceding sentence is referred to as the “equity financing.”

The obligation of the T/R Funds to fund the equity commitment will automatically and immediately terminate upon the earliest to occur of: (i) the consummation of the closing of the merger and the payment by Buyer required amounts, (ii) the valid termination of the merger agreement in accordance with its terms, (iii) a court declining to specifically enforce the obligations of Buyer to consummate the merger pursuant to a claim for specific performance brought against Buyer in accordance with the merger agreement, or (iv) the assertion of a claim or legal proceeding by Tufin or any of its affiliates or any of their representatives (as defined in the equity commitment letter), under or in respect of the merger agreement, the guarantee (as defined below) or the transactions contemplated thereby against Buyer, the T/R Funds, or any of their affiliates, subject to the exceptions, terms and conditions of the merger agreement, the equity commitment letter and the guarantee.

Tufin is an express third-party beneficiary of the equity commitment letter solely with respect to enforcing Buyer’s right to cause the commitment under the equity commitment letter by the T/R Funds to be funded to Buyer in accordance with the equity commitment letter, and to cause Buyer to enforce its rights against the T/R Funds to perform its funding obligations under the equity commitment letter, in each case subject to (i) the limitations and conditions set forth in the equity commitment letter and (ii) the terms and conditions of the merger agreement.

Debt Financing

The debt commitment letter provides that the lenders party thereto will provide, upon the terms and subject to the conditions set forth in the debt commitment letter, in the aggregate $210.0 million in debt financing, consisting of the following:

•	$200.0 million senior secured first lien term loan facility; and

•	$10.0 million senior secured first lien revolving credit facility (not all of which is expected to be drawn at the closing of the merger).

The debt financing described above is referred to as the “debt financing.” The proceeds of the debt financing borrowed on the closing date will be used on the closing date (i) to finance (or to replenish balance sheet cash used to finance) a portion of the required amounts on the closing date of the merger and to pay fees, premiums, expenses and other transaction costs incurred in connection therewith, (ii) for working capital purposes and to cash collateralize any existing letters of credit (if any) of Tufin or its subsidiaries permitted to remain outstanding after the closing date pursuant to the merger agreement (iii) for other general corporate purposes, (iv) to finance purchase price adjustments under the merger agreement (if any) and (v) to fund any other payments contemplated by the merger agreement.

The obligations of the lenders party to the debt commitment letter to provide the debt financing under the debt commitment letter are subject to the following conditions:

•	the absence of a Company Material Adverse Effect (as defined in the merger agreement) since April 5, 2022 that is continuing;

•
the consummation (or substantially simultaneous consummation with the debt financing) of the merger in accordance with the merger agreement as in effect on April 5, 2022 without any amendment, modification or waiver of any of the provisions thereof that would be materially adverse to the interests of the lenders in their capacity as such without the consent of the initial lenders;

•
subject to certain limitations and exceptions, the accuracy in all material respects as of the closing of the merger of certain specified representations and warranties in the merger agreement and certain specified representations and warranties in the loan documents;

•	the equity financing shall have occurred or, substantially concurrently with the initial funding of the debt financing, shall occur;

•	the payment of applicable invoiced fees and expenses;

•	the delivery of certain audited and unaudited financial statements of Tufin and its subsidiaries;

•	the delivery of certain customary closing documents (including a customary solvency certificate and documents and instruments necessary to create and perfect certain security interests); and

•
the receipt by the lenders of certain documentation and other information about the borrowers and guarantors required under applicable “know your customer” and anti-money laundering rules and regulations (including the PATRIOT Act).

As of the date hereof, the documentation governing the debt financing contemplated by the debt commitment letter has not been finalized and, accordingly, the actual terms of the debt financing may differ from those described in this proxy statement.

Guarantee

Pursuant to the limited guaranty delivered by the T/R Funds in favor of Tufin, dated as of April 5, 2022 (the “guarantee”), the T/R Funds have collectively agreed to guarantee the due and punctual payment of: (i) the aggregate amount of the Buyer Termination Fee (as defined under the caption “The Merger Agreement—Termination of the Merger Agreement—Termination Fee”) solely if and when any of the Buyer Termination Fee is payable pursuant to the merger agreement; (ii) enforcement expenses due by Buyer pursuant to legal proceedings as a result of certain defaults under the merger agreement, not to exceed $1.5 million in the aggregate; and (iii) the reimbursement obligations of Buyer pursuant to the indemnification obligations to Tufin and its representatives in connection with debt financing as well as other specified fees and expenses.  The obligations set forth in the preceding sentence are referred to as the “guaranteed obligations.” The obligations of the T/R Funds under the guarantee are subject to an aggregate cap equal to $36.9 million.

Subject to specified exceptions, the guarantee will terminate upon the earliest of:

•	the closing of the merger;

•
the valid termination of the merger agreement in accordance with its terms, other than a termination pursuant to which Tufin would be entitled to a Buyer Termination Fee under the merger agreement; in which case the guarantee shall terminate 60 days after such termination unless Tufin has commenced a legal proceeding against Buyer or the T/R Funds alleging the Buyer Termination Fee is due and owing prior to such 60th day; provided that if the merger agreement has been so terminated and such legal proceeding has been filed, the T/R Funds, as the guarantor entities under the guarantee, will have no further liability or obligation under the guarantee from and after the earliest of (w) the closing of the merger, (x) a final, non-appealable resolution of such legal proceeding, (y) a written agreement among the T/R Funds as the guarantor entities under the guarantee and Tufin terminating the obligations and liabilities of the T/R Funds, as the guarantor entities under the guarantee, pursuant to the guarantee and (z) payment of the guaranteed obligations then payable by the T/R Funds or Buyer.

•	the payment and full discharge of any guaranteed obligations that is or may become payable under the guarantee; or

•	the funding of the equity financing.

See “The Merger Agreement—Financing of the Merger.”

Termination of the Merger Agreement

Buyer and Tufin may terminate the merger agreement by mutual written agreement at any time prior to the effective time of the merger, notwithstanding the prior receipt of the approval of the merger by Tufin’s shareholders.  In addition, either Buyer or Tufin may terminate the merger agreement if any of the following occurs:

•
prior to the effective time of the merger, (i) any permanent injunction or other legal or regulatory restraint or prohibition preventing the consummation of the merger is in effect, that, prohibits, makes illegal or enjoins the consummation of the merger and has become final and non-appealable; or (ii) any statute, rule or regulation is enacted, entered, enforced or deemed applicable to the merger that prohibits, makes illegal or enjoins the consummation of the merger;

•
the merger is not consummated by the Termination Date, provided, however, that, if all the conditions to closing, other than the regulatory approvals, have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the closing; provided that each such condition would be satisfied if the closing were to occur on such date) then either party may extend the Termination Date to January 5, 2023, by delivering written notice to the other party; or

•
the approval of the merger by the Tufin shareholders is not obtained upon the holding of a vote at the special general meeting, except the right to terminate the merger agreement is not available to any party whose action or failure to act (which action or failure to act constitutes a breach by such party of the merger agreement) has been the primary cause of, or primarily resulted in, the failure to obtain the requisite Tufin shareholders’ approval at the special general or any adjournment or postponement thereof.

In addition, Tufin may terminate the merger agreement if (a) Buyer or Merger Sub has breached or failed to perform any of its respective representations, warranties, covenants or other agreements set forth in the merger agreement such that certain conditions set forth in the merger agreement are not satisfied, and such breach is not capable of being cured by the Termination Date, or is not cured, before the earlier of the Termination Date or the date that is 30 calendar days following Tufin’s delivery of written notice of such breach (or such shorter period of time as remains prior to the Termination Date), (b) prior to the adoption of the merger agreement by the Tufin shareholders, so long as (i) Tufin has received a Superior Proposal, (ii) the Board (or a committee thereof) has authorized Tufin to enter into a definitive agreement with respect to a Superior Proposal, (iii) Tufin has complied with its obligations under the merger agreement, and (iv) substantially concurrently with (but no later than the date of) such termination Tufin pays to Buyer a termination fee of either (i) $10.0 million if the merger agreement had been terminated before the Cut-Off Time for the purposes of entering into a definitive agreement in respect of a Superior Proposal with respect to an Exempted Person or (ii) $17.2 million, in the case of any other such termination; or (c) prior to the effective time of the merger, (i) the closing obligations of Tufin have been and continue to be satisfied; (ii) Buyer and Merger Sub have failed to consummate the merger under the timing restrictions set forth in the merger agreement; (iii) Tufin has irrevocably notified Buyer in writing that Tufin is ready, willing and able to consummate, and will consummate, the merger; (iv) Tufin has provided at least five business days written notice that it intends to terminate the merger agreement; and (v) the merger is not consummated by the end of such five business-day period.

Buyer may terminate the merger agreement if (a) Tufin has breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in the merger agreement such that certain conditions set forth in the merger agreement are not satisfied and such breach is not capable of being cured by the Termination Date, or is not cured, before the earlier of the Termination Date or the date that is 30 calendar days following Buyer’s delivery of written notice of such breach (or such shorter period of time as remains prior to the Termination Date) or (b) the Board effects a Company Board Recommendation Change.  See “The Merger Agreement—Termination of the Merger Agreement.”

No Solicitation of Acquisition Proposals

The merger agreement contains detailed provisions restricting Tufin’s right to solicit acquisition proposals.  See “The Merger Agreement—The Go-Shop Period; Solicitation of Other Offers” and “The Merger Agreement—The No-Shop Period; No Solicitation of Other Offers.”

Termination Fees

Buyer will be entitled to receive a termination fee of $10.0 million if Tufin terminates the merger agreement to enter into a definitive agreement with any Exempted Person prior to the Cut-Off Time in respect of a Superior Proposal.

Buyer will be entitled to receive a termination fee of $17.2 million from Tufin if the merger agreement is terminated:

•
(i) (a) by either Buyer or Tufin because the merger has not been consummated by the Termination Date, subject to certain exceptions or (b) by Buyer because Tufin has breached its representations, warranties, covenants or agreements in the merger agreement such that certain conditions set forth in the merger agreement are not satisfied and such breach is not capable of being cured, or is not cured, before the earlier of the Termination Date or the date that is 30 calendar days following Buyer’s delivery of written notice of such breach (or such shorter period of time as remains prior to the Termination Date) (each of (a) and (b), an “Applicable Termination”); (ii) Tufin has received an Acquisition Proposal (as defined in this section of this proxy statement below) or an Acquisition Proposal has been publicly made or announced since the date of the merger agreement; and (iii) Tufin enters into an agreement providing for, or consummates, an Acquisition Transaction within 12 months following such Applicable Termination (provided that, for purposes of the termination fee, all references to “20%” and “80%” in the definition of “Acquisition Transaction” are deemed to be references to “50%”);

•	by Buyer, because the Board has effected a Company Board Recommendation Change; or

•	by Tufin, to enter into a definitive agreement in respect of a Superior Proposal other than with an Exempted Person prior to the Cut-Off Time.

Tufin will be entitled to receive a termination fee of $34.4 million from Buyer (the “Buyer Termination Fee”) if the merger agreement is terminated:

•
by Tufin if Buyer or Merger Sub has breached or failed to perform any of their respective representations, warranties, covenants or other agreements set forth in the merger agreement such that certain conditions set forth in the merger agreement are not satisfied, and such breach is not capable of being cured by the Termination Date, or is not cured, before the earlier of the Termination Date or the date that is 30 calendar days following Tufin’s delivery of written notice of such breach (or such shorter period of time as remains prior to the Termination Date);

•
by Tufin if prior to the effective time of the merger, (i) the closing obligations of Tufin have been and continue to be satisfied; (ii) Buyer and Merger Sub have failed to consummate the merger under the timing restrictions set forth in the merger agreement; (iii) Tufin has irrevocably notified Buyer in writing that, if Buyer performs its obligations under the merger agreement and the equity financing contemplated by the equity commitment letters and the debt financing is funded, Tufin is ready, willing and able to consummate, and will consummate, the merger; (iv) Tufin has provided at least five business days written notice that it intends to terminate the merger agreement; and (v) the merger is not consummated by the end of such five business day period; or

•	by Buyer because the merger has not been consummated by the Termination Date and at such time, Tufin could have terminated pursuant to either of the prior two bullets above.

See “The Merger Agreement—Termination Fees.”

Expenses

All fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party or parties incurring such fees and expenses, whether or not the merger is consummated.  See “The Merger Agreement—Fees and Expenses.”

Absence of Appraisal Rights

Under Israeli law, holders of Tufin ordinary shares are not entitled to statutory appraisal rights in connection with the merger.

Regulatory Approvals

Under the merger agreement, Buyer and Tufin are required to (a) file the Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”), as required by the HSR Act, as promptly as reasonably practicable after April 5, 2022 and no later than 10 business days (as defined in the merger agreement) following April 5, 2022 and (b) file with the applicable governmental authorities the requisite foreign investment filings in France, Germany, and Romania as promptly as reasonably practicable after April 5, 2022 and in any event before the expiration of any applicable legal deadline.  Each of Buyer and Tufin are furthermore required to (w) cooperate and coordinate with one other in the making of such filings, (x) supply the other with any information that may be required in order to make such filings, (y) supply any additional information that reasonably may be required or requested by the FTC, the DOJ, or the applicable governmental authorities of any jurisdiction in which a filing is made under the foreign investment laws and (z) use reasonable best efforts to take all action necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act, and to obtain any other approvals, clearances or expirations of waiting periods under the foreign investment laws of France, Germany, and Romania, and to avoid any impediment to the consummation of the merger under any antitrust laws or foreign investment laws, including using reasonable best efforts to take all such action as reasonably may be necessary to resolve such objections, if any, as the FTC, the DOJ, or any other governmental authority or person may assert under any applicable antitrust laws or foreign investment laws with respect to the merger.  Pursuant to the requirements of the HSR Act, the required Notification and Report Forms with respect to the merger were filed with the DOJ and the FTC on April 20, 2022, and the 30-calendar day waiting period with respect to the merger commenced on April 20, 2022.  See “The Merger—Regulatory Matters.”

Certain Material U.S. Federal and Israeli Income Tax Consequences

The receipt by a U.S. holder of cash in exchange for Tufin ordinary shares in connection with the merger will be a taxable transaction for U.S. federal income tax purposes.  Generally, a U.S. holder will recognize gain or loss equal to the difference between the amount of cash it receives in connection with the merger and its aggregate adjusted tax basis in Tufin ordinary shares that it exchanges therefor.  The sale of shares, including shares received upon exercise or settlement, respectively, of Tufin Options, RSUs or Deemed RSUs in connection with or following the merger may also be subject to Israeli taxes.

See the section of this proxy statement entitled “The Merger—Certain Material U.S. Federal and Israeli Income Tax Consequences” for a summary discussion of certain material U.S. federal income tax consequences in connection with the merger and certain material Israeli tax consequences in connection with the merger.  You should consult your tax advisor about the particular tax consequences of the merger to you.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This document and the documents incorporated by reference into this document contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements include, without limitation, statements contained in the sections of this proxy statement entitled “Questions and Answers about the Merger,” “Summary” and “The Merger” and in statements containing words such as “believes,” “estimates,” “anticipates,” “intends,” “continues,” “contemplates,” “expects,” “may,” “will,” “could,” “should” or “would” or other similar words or phrases.  These statements, which are based on information currently available to us, are not guarantees and involve risks and uncertainties that could cause actual results to materially differ from those expressed in, or implied by, these statements.  These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this document or elsewhere.  In addition to other factors and matters contained or incorporated in this document, these statements are subject to risks, uncertainties and other factors, including, among others:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement;

•	the outcome of any legal proceedings that may be instituted against Tufin or others relating to the merger agreement;

•	the failure of the merger to close for any other reason;

•
risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger, and the effect of the announcement of the merger on our operating results and business generally;

•	the distraction of our management resulting from the proposed transaction; and

•
other risks detailed in our filings with the SEC, including those set forth under the heading “Risk Factors” in our most recent annual report on Form 20-F.  See the section of this proxy statement entitled “Where You Can Find More Information” beginning on page 97 and “Risk Factors” beginning on page 9.

Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by the forward-looking statements in this document and the documents incorporated by reference into this document.  The business, financial condition or results of operations of Tufin—whether prior to or following its acquisition by Buyer—could be materially adversely affected by any of these factors.  Tufin does not undertake any obligation to revise or update any forward-looking statements to reflect any event or circumstance that arises after the date of this document, except as required by law.  The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document and the documents incorporated by reference into this document.

THE SPECIAL GENERAL MEETING

General; Date; Time and Place

This document is furnished in connection with the solicitation of proxies by the Board for use at Tufin’s special general meeting.  The special general meeting will be held at the principal executive offices of Tufin, located at 5 HaShalom Road, ToHa Tower, Tel Aviv 6789205, Israel, on June 7, 2022 at 6:00 p.m. Israel Time (11:00 a.m. Eastern Time), unless it is postponed or adjourned.

Purpose of the Special General Meeting

At the special general meeting, holders of Tufin ordinary shares will be asked to consider and approve the acquisition of Tufin by Buyer, through a reverse triangular merger, and in connection therewith you will be asked to vote for the approval of (a) the merger agreement; (b) the merger transaction itself; (c) the consideration to be received by the shareholders of Tufin in the merger, consisting of  $13.00 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share, par value NIS 0.015 per share, of Tufin (each, a “Tufin ordinary share”) owned immediately prior to the effective time of the merger (the “merger consideration”); (d) the cancellation of all outstanding equity awards of Tufin and the treatment thereof in accordance with the terms of the merger agreement; and (e) all other transactions and arrangements contemplated by the merger agreement.  We refer to these proposals collectively as the “merger proposal.”

You also will be asked to consider and, as applicable, vote upon, any other business that may properly come before the special general meeting or any adjournment or postponement of the special general meeting, including voting on the adjournment or postponement of such meetings.  Tufin currently does not contemplate that any other matters will be considered at the special general meeting.

Shareholders Entitled to Vote; Record Date

Shareholders of record who held Tufin ordinary shares at the close of business on May 9, 2022 (the “record date”) are entitled to vote at the special general meeting.  Shareholders who, as of the record date, held Tufin ordinary shares in a stock brokerage account or through a bank, broker or other nominee which is a shareholder of record of Tufin or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name.  These proxy materials are being forwarded to beneficial owners by their bank, broker or other nominee that is considered the holder of record.  Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the special general meeting, but may not vote their shares in person at the meeting without obtaining, prior to the meeting, a legal proxy from such bank, broker or other nominee that authorizes them to vote their shares, and an account statement showing that they held the shares in their account as of the record date.

Alternatively, all of the above-described categories of shareholders as of the record date may vote their shares or direct how their shares are voted in other manners—without attending the special general meeting—as detailed below.

As of the record date, there were 38,495,358 Tufin ordinary shares issued, outstanding and entitled to vote at the special general meeting.

Recommendation of Tufin’s Board of Directors

After careful consideration, the Board has:

•
determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, Tufin and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of Tufin to its creditors;

•	approved the merger agreement, the merger, the merger consideration and the other transactions and arrangements contemplated under the merger agreement; and

•
determined to recommend that Tufin’s shareholders approve the merger agreement, the merger, the merger consideration, the cancellation of all outstanding equity awards in Tufin (whether vested or unvested) held by Board members in exchange for cash consideration in accordance with the terms of the merger agreement and the treatment thereof, the cancellation of all outstanding vested equity awards in Tufin held by individuals who are not Board members in exchange for cash consideration in accordance with the terms of the merger agreement, and the conversion of all outstanding unvested equity awards in Tufin held by individuals (and certain awards promised, but not yet granted, to individuals) who are not Board members into time-vesting contingent cash awards in accordance with the terms of the merger agreement, all in accordance with the terms of the merger agreement; and

•	the other transactions and arrangements contemplated under the merger agreement.

Accordingly, the Board unanimously recommends that you vote (1) “FOR” the merger proposal and (2) “FOR” the adjournment proposal.

Quorum and Voting

Pursuant to Tufin’s amended and restated articles of association, the presence (in person, by proxy or by electronic voting) of any two or more shareholders holding, in the aggregate, at least one-third of the voting rights in the Company constitutes a quorum for purposes of the meeting.  If a quorum is not present within 30 minutes from the time appointed for the meeting, the meeting will stand adjourned either (a) to the same day in the following week at the same time and place (in which case Tufin will not be obligated to give notice to the shareholders of the adjourned meeting), or (b) to such other day, time and place as the Board may indicate in a notice to the shareholders (which may be earlier or later than the date pursuant to clause (a) above).  At such adjourned general meeting any number of shareholders shall constitute a quorum for the business for which the original general meeting was called.

Banks, brokers and other nominees who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners, absent specific instructions from the beneficial owner of the shares to the contrary.  However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of non-routine matters, such as the adoption and approval of a merger.  On the merger proposal or adjournment proposal, if a beneficial owner does not provide instructions to his, her or its bank, broker or other nominee, the shares will not be voted (referred to as a “broker non-vote”).  Broker non-votes and abstentions will be treated as neither a vote “for” nor “against” any matter, although they will be counted as present in determining whether a quorum is present.

With respect to the merger proposal and the adjournment proposal to be submitted to the shareholders for consideration at the special general meeting, only Tufin ordinary shares that are voted on each of the merger proposal and the adjournment proposal will be counted towards determining whether such proposal is approved.  Tufin ordinary shares present at the special general meeting that are not voted on the merger proposal or the adjournment proposal, or Tufin ordinary shares present by proxy where their holder properly withheld authority to vote on the merger proposal or the adjournment proposal (including broker non-votes), will not be counted in determining whether such proposal is approved by shareholders.

Each Tufin ordinary share is entitled to one vote on the merger proposal, the adjournment proposal or any other item that comes before the special general meeting.  If two or more persons are registered as joint holders of any Tufin ordinary share, the right to attend the special general meeting will be conferred upon each of such joint owners, but the right to vote at the special general meeting and/or the right to be counted as part of the quorum thereat will be conferred exclusively upon the more senior among the joint holders attending the special general meeting, in person or by proxy.  For this purpose, seniority will be determined by the order in which the names appear in Tufin’s shareholder register.

Voting Results

The preliminary voting results will be announced at the special general meeting.  The final voting results will be tallied by Tufin’s corporate secretary based on the information provided by Morrow Sodali LLC (the “proxy solicitor”) and will be published following the special general meeting on a Report of Foreign Private Issuer on Form 6-K.

Voting of Proxies and Voting Instruction Forms

Shares Held by Registered Shareholders

If you are a registered shareholder, your signed proxy card must be received at our offices at least four hours prior to the designated time for the special general meeting (i.e., by 2:00 p.m. Israel Time (7:00 a.m. Eastern Time) on June 7, 2022) to be validly included in the tally of Tufin ordinary shares voted at the special general meeting.  If submitted to our proxy solicitor, our proxy tabulator, Broadridge Financial Solutions, Inc., located at 51 Mercedes Way, Edgewood, NY 11717, a signed proxy card must be received by 11:59 p.m. Eastern Time on June 6, 2022 (i.e., 6:59 a.m. Israel Time on June 7, 2022) to be counted towards the tally of Tufin ordinary shares so voted.  In the alternative, a proxy card may be presented in person to the chairperson of the special general meeting at such meeting in order to be counted towards the tally of votes at the meeting.  If you are a registered shareholder and attend the special general meeting, you may vote in person, and if you so vote, your proxy will not be used.

Even if you plan to attend the special general meeting, if you hold your shares in your own name as the shareholder of record, please vote your shares using a proxy.  DO NOT enclose or return your share certificate(s) with your proxy.  Properly executed proxies that do not contain voting instructions will not be voted in respect of the merger proposal or the adjournment proposal (unless the required confirmation is provided under Item 1A of the proxy card that the shareholder is not a Buyer Affiliate, in which case the proxy will be voted in favor of the merger).

Shares Held in Street Name

If your Tufin ordinary shares are held in a stock brokerage account or by a bank, broker or other nominee, you are considered the “beneficial holder” of the Tufin ordinary shares held for you in what is known as “street name.” If that is the case, you may instruct your bank, broker or other nominee how to vote by completing and returning the voting instruction form provided by your bank, broker or other nominee, or by providing voting instructions via the internet (at www.proxyvote.com) or via telephone (as per the directions on the enclosed voting instruction form).  If you plan to attend the meeting and vote in person, you will be required to present a “legal proxy” from your bank, broker or other nominee, along with an account statement showing ownership of your Tufin ordinary shares as of the record date, in order to be given a ballot to vote the shares in person at the meeting.

Revoking or Changing Your Vote

Shares Held by Registered Shareholders

If you are a record shareholder, any proxy that you give pursuant to this solicitation may be revoked by you at any time before it is voted.  Proxies may be revoked in one of three ways:

•
you can send a written notice stating that you would like to revoke your proxy, which notice must be received in our offices at least four hours prior to the time set for beginning the special general meeting (i.e., by 2:00 p.m. Israel Time (7:00 a.m. Eastern Time), on June 7, 2022);

•	you can complete and submit a new proxy card dated later than the first proxy card, which must be received no later than the deadline applicable to a notice of revocation, as described above; or

•
you can attend the special general meeting, and file a written notice of revocation or make an oral notice of revocation of your proxy with the chairperson of the special general meeting and then vote in person.  Your attendance at the special general meeting will not revoke your proxy in and of itself.

Any written notice of revocation or subsequent proxy submitted to us in advance of the special general meeting should be delivered to our principal executive offices, located at 5 HaShalom Road, ToHa Tower, Tel Aviv 6789205, Israel, Attention Ms. Noa Farkas Gluck, General Counsel, or hand-delivered to our Chairman of the Board at or before the taking of the vote at the special general meeting.

Shares Held in Street Name

If your shares are held on the NYSE via a stock brokerage account or by a bank or other nominee, in order to change your voting instructions, you must follow the directions from your broker, bank or other nominee to change those instructions.

The Proxy

Mr. Jack Wakileh, Chief Financial Officer, and Ms. Noa Farkas Gluck, General Counsel, will serve as proxy for shareholders of Tufin under the enclosed form of proxy with respect to the matter to be voted upon at the special general meeting.

Required Vote for the Merger Proposal

The approval of the merger proposal requires the affirmative vote of the holders of at least a majority of the ordinary shares of Tufin represented at the special general meeting (or any adjournment or postponement thereof), in person, by proxy or by electronic voting, and voting on the merger proposal (excluding abstentions and broker non-votes).  The foregoing majority must be achieved after excluding any votes of Tufin ordinary shares held by (a) Buyer, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the total outstanding voting power of Buyer or Merger Sub, or the right to appoint 25% or more of the directors of Buyer or Merger Sub; (b) a person or entity acting on behalf of Buyer, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by, Buyer, Merger Sub or any of the foregoing.  Each of (a), (b) and (c) above are referred to as a “Buyer Affiliate.” In order for your vote to count in respect of the merger proposal, you must affirm in your proxy card or voting instruction form that you are not a Buyer Affiliate (by indicating “YES” in Item 1A of the proxy card or voting instruction form).  If you do not so affirm, your vote will not count towards the tally for the merger proposal.

Required Vote for the Adjournment Proposal

The approval of the adjournment proposal requires the affirmative vote of the holders of at least a majority of the ordinary shares of Tufin represented at the special general meeting (or any adjournment or postponement thereof), in person, by proxy or by electronic voting, and voting on the adjournment proposal (excluding abstentions and broker non-votes).  The foregoing majority must be achieved after excluding any votes of Tufin ordinary shares held by (a) Buyer, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the total outstanding voting power of Buyer or Merger Sub, or the right to appoint 25% or more of the directors of Buyer or Merger Sub; (b) a person or entity acting on behalf of Buyer, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by, Buyer, Merger Sub or any of the foregoing.  Each of (a), (b) and (c) above are referred to as a “Buyer Affiliate.” In order for your vote to count in respect of the adjournment proposal, you must affirm in your proxy card or voting instruction form that you are not a Buyer Affiliate (by indicating “YES” in Item 1A of the proxy card or voting instruction form).  If you do not so affirm, your vote will not count towards the tally for the adjournment proposal.

Share Ownership of Tufin Directors and Executive Officers

As of the record date for the special general meeting, directors and executive officers of Tufin beneficially owned, in the aggregate, approximately 12.3% of the outstanding Tufin ordinary shares.

Solicitation of Proxies

In addition to solicitation by mail, directors, officers and employees of Tufin may solicit proxies for the special general meeting from Tufin’s shareholders personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses.  Arrangements also will be made with bankers, brokers and other nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of Tufin ordinary shares held of record by those persons, and Tufin will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing.

Tufin has retained Morrow Sodali LLC, a proxy solicitation firm (the “proxy solicitor”), to perform various solicitation services in connection with the special general meeting of shareholders.  Tufin will pay the proxy solicitor a customary fee, plus phone and other related expenses, in connection with its solicitation services.  The proxy solicitor has engaged certain of its employees to assist us in connection with the solicitation of proxies.

Please do not send in any Tufin share certificates with your proxy cards or voting instruction forms.

Attending the Tufin Special General Meeting

Only Tufin’s shareholders, including joint holders, who held shares of record as of the close of business on May 9, 2022 and other persons holding valid proxies for the special general meeting are entitled to attend and vote at the special general meeting or any adjournment or postponement thereof.  All shareholders and their proxies should be prepared to present a valid photo identification.  In addition, if you are a registered holder, your name is subject to verification against the list of registered holders on the record date prior to being admitted to the special general meeting.  Tufin’s shareholders who are not registered holders but hold shares in a stock brokerage account or through a bank, broker or other nominee in “street name” and wish to attend the meeting should be prepared to provide proof of beneficial ownership as of the record date, such as a recent account statement as of May 9, 2022, or similar evidence of ownership.  A “street name” holder who wishes to vote his, her or its Tufin ordinary shares at the meeting will be required to present a “legal proxy” from the bank, broker or other nominee through which the shares are held.  If you do not provide photo identification or the foregoing documentation, or comply with the other procedures outlined above upon request, you will not be admitted to the special general meeting.

Contact for Questions and Assistance in Voting

If you have a question about the merger or how to vote or revoke a proxy you should contact:

Tufin Software Technologies Ltd.
5 HaShalom Road, ToHa Tower
Tel Aviv 6789205, Israel
Attention: Ms. Noa Farkas Gluck, General Counsel
Phone: +972 (3) 612-8118
Email: investors@tufin.com

You may also contact our proxy solicitor with any questions that you may have at:

Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
Shareholders call toll free: 800-662-5200
Banks and brokers call collect: 203-658-9400
Email: tufn@investor.morrowsodali.com

Other Matters

Tufin is not aware of any other business to be acted upon at the special general meeting.  If, however, other matters are properly brought before the special general meeting or any adjournment or postponement of the special general meeting, the persons named as proxy holders will each have discretion to act on those matters, including to vote in their discretion to adjourn or postpone the special general meeting or any adjournment or postponement thereof.

THE COMPANIES

Tufin Software Technologies Ltd.

We are pioneering a policy-centric approach to security and information technology (“IT”) operations.  We transform enterprises’ security operations by helping them visualize, define and enforce a unified security policy across complex, heterogeneous IT and cloud environments.  Our products govern how individuals, systems and applications are permitted to communicate and provide policy-based security automation, enabling customers to reduce the time to securely implement complex network changes from days to minutes.  Our solutions increase business agility, eliminate errors from manual processes and ensure continuous compliance through a single console.  Since our inception, our solutions have been purchased by over 2,000 customers in over 70 countries, including approximately 19% of the Global 2000.

Tufin’s mailing address and executive offices are located at 5 HaShalom Road, ToHa Tower, Tel Aviv 6789205, Israel

Additional information concerning Tufin is included in Tufin’s reports filed or furnished under the Exchange Act that are incorporated by reference into this document.  See “Where You Can Find More Information.”

Talon MidCo 3 Limited

Buyer was formed on March 28, 2022, solely for the purpose of engaging in the transactions contemplated by the merger agreement, and has not engaged in any business activities other than in connection with the transactions contemplated by the merger agreement and arranging of the equity financing and debt financing in connection with the merger.

Buyer’s mailing address and executive offices are located at SW1Y 4LB, London, England.

Talon Merger Sub Ltd.

Merger Sub is a newly formed, wholly owned subsidiary of Buyer.  Buyer formed this subsidiary as an Israeli company solely to effect the merger, and this subsidiary has not conducted any business during any period of its existence, except for activities related to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement.  Upon consummation of the merger, Merger Sub will merge with and into Tufin and will cease to exist.

Merger Sub’s mailing address and executive offices are located at 18 Raoul Wallenberg Street, Tel Aviv, Israel.

Buyer and Merger Sub are subsidiaries of investment funds (the “T/R Funds”) advised by Turn/River Capital Management LP, a U.S.-based private equity firm (“Turn/River”).

Turn/River specializes in growth capital investments, founder liquidity, buyouts, spin-outs, and recapitalizations of technology, web and SaaS companies.  Its strategy is to combine rigorous, iterative marketing, sales and operational execution with flexible capital to help companies double and triple their growth and build value for everyone.  At the effective time (as defined in the section of this proxy statement entitled “The Merger”), the surviving company (as defined in the section of the proxy statement entitled “The Merger”), will be indirectly owned by the T/R Funds and certain of their affiliates.

THE MERGER

Background of the Merger

Tufin completed its initial public offering and listed on the NYSE in April 2019.  Since that time, the Board, together with Tufin’s senior management, has regularly considered, evaluated and discussed different strategies for improving its competitive position and maximizing shareholder value.  As a part of these activities, Tufin, from time to time, has considered various strategic alternatives in pursuing its business plan, including acquisitions, mergers, collaborations and business combinations, including but not limited to a sale of Tufin.  These activities included consideration of, among other things, some of the challenges that Tufin faced as a result of rapidly scaling its business and also due to the impact of the COVID-19 pandemic starting in the beginning of 2020.

On December 14, 2020, entities affiliated with Catalyst Investments L.P. (“Catalyst”), then a holder of 12.6% of Tufin’s ordinary shares with two Board representatives, and Marker LLC (“Marker”), then a holder of 12.5% of Tufin’s ordinary shares with two Board representatives, each filed a Schedule 13D with the SEC disclosing their agreement to cooperate for the purpose of managing their respective investments in Tufin.  Their disclosure included, among other things, the stated desire on the part of Catalyst and Marker to engage a financial advisor to advise each of Marker and Catalyst with respect to, and solicit indications of interest from third parties regarding, (A) a potential sale of all or a portion of their respective investments in Tufin, either individually or together with each other or one or more other shareholders of Tufin, or (B) a strategic transaction involving Tufin.

On December 16, 2020, the Board met to discuss the Schedule 13Ds filed by Catalyst and Marker.  The members of the Board that were not affiliated with Catalyst and Marker reiterated their support for Tufin’s long-term strategy and believed that pursuing that strategy independently was in the best interests of Tufin and its shareholders.  Those board members requested that management continue to engage with Tufin’s public shareholders to articulate key elements of the strategy and receive feedback.  Tufin published a statement to that effect on December 16, 2020.

Between December 19, 2020 and December 23, 2020, Tufin’s management reached out to 13 of Tufin’s top 25 shareholders, which collectively at that time held approximately 37% of Tufin’s ordinary shares.

On December 23, 2020, a holder of over 3% of Tufin’s ordinary shares sent a letter to Mr. Kitov, addressing the Board, recommending that the Board form an independent committee to evaluate strategic alternatives for the Company and retain a third-party advisory firm to assist this committee.

On December 23, 2020, the Board, acting by written consent (excluding the directors affiliated with Catalyst and Marker), formed an Advisory Committee consisting of Reuven Kitov and three independent directors, Dafna Gruber, Peter Campbell and Tom Schodorf.  The Advisory Committee was authorized to determine Tufin’s position and response to the positions outlined in the Schedule 13Ds filed by Catalyst and Marker.

On December 25, 2020, Mr. Kitov sent an email to the Board updating them on the results of such outreach.  He reported that eight of Tufin’s top 25 shareholders, holding collectively at that time approximately 32% of Tufin’s ordinary shares, had responded to the outreach and engaged in discussions with Tufin.  Mr. Kitov further reported that, of those shareholders, the holders of approximately 95% of the shares represented by those shareholders were generally supportive of Tufin’s current management and strategy.  The other shareholders who engaged in discussions with Tufin’s management at that time expressed concerns regarding Tufin’s management and strategy.

On December 28, 2020, Catalyst’s representatives on the Board sent a message to the Board on the shareholder engagement process.  They stated that representatives of Catalyst and Marker had received unsolicited calls from certain shareholders requesting that Tufin form an independent board committee to review strategic alternatives and that Tufin engage an investment bank to assist in that process.  They stated that Catalyst supported such steps.

On January 14, 2021, Tufin held a board meeting to review its 2021 budget, discuss the prospect of a registered offering to facilitate the sale of Tufin ordinary shares held by Catalyst and Marker and receive a further update on shareholder feedback (including with respect to the requests of certain shareholders to pursue strategic options).  The Board also discussed and reviewed Tufin’s corporate strategy over the following three years, including its intention to transition to a subscription-based revenue model and the timing of the announcement of the potential transition, as well as plans to deploy additional cloud-based strategies.  Later that day, Tufin issued a press release announcing the appointment of a new Chief Revenue Officer and also indicated that its revenue for the fourth quarter of 2020 exceeded the guidance previously issued by Tufin.

On February 12, 2021, Tufin issued its fourth quarter 2020 and full fiscal year 2020 results of operations.  Despite exceeding its previously-issued guidance, Tufin’s share price declined from a closing price of $18.51 per share on February 11, 2021 to $13.30 on February 13, 2021.

On March 4, 2021, a representative of Marker informed the Company that Catalyst and Marker did not intend to pursue a registered offering to dispose of their Tufin ordinary shares as a result of the decline in share price during the first quarter of 2021.  The representative of Marker also informed Tufin that it intended to terminate its coordination with Catalyst and planned to effect a distribution in kind of its Tufin ordinary shares to its investors.

Between March 31, 2021 and April 8, 2021, Mr. Kitov contacted certain members of the Board to discuss the possibility of pursuing a strategic transaction.

On April 7, 2021, Mr. Kitov was approached by a strategic acquirer seeking a potential business combination as a precursor to being acquired by a larger entity. Mr. Kitov conducted an initial introductory discussion with this strategic acquirer on April 12, 2021.

On April 18, 2021, Tufin held a board meeting to review its first quarter results. Members of Tufin’s senior management, its U.S. legal counsel, White & Case LLP (“White & Case”), and its Israeli legal counsel, Meitar Law Offices (“Meitar”), also attended this meeting. Management informed the Board that the first quarter results were below the midpoint of Tufin’s previously announced first quarter guidance, and the Board considered the implications of Tufin’s first quarter results. Mr. Kitov informed the Board of the communication he received from the potential acquirer on April 7, 2021 and the introductory discussion as described above. The Board was supportive of engaging an investment bank to help the company examine strategic alternatives. Mr. Kitov proposed to invite J.P. Morgan to make a presentation to the Board given their familiarity with Tufin and the software industry.

On April 26, 2021, the Board held a meeting with members of Tufin’s senior management and representatives from J.P. Morgan to discuss strategic alternatives. J.P Morgan presented the current status of M&A activity, and public data regarding Tufin’s status as it related to stock price performance and the public markets. J.P Morgan also presented benchmarks of other security companies and transactions, and identified certain strategic alternatives for the board to consider. The Board discussed various alternatives and decided to engage J.P. Morgan as its financial advisor and initiate a process to explore a potential sale of Tufin. The Board selected J.P. Morgan based on its qualifications and its experience in the software industry, as well as its familiarity with Tufin and other Israeli companies. Tufin also subsequently engaged White & Case and Meitar to assist in the process. The Board expressed its interest in J.P. Morgan working with Mr. Kitov to identify parties that would be potentially interested in pursuing a transaction with Tufin and to contact such parties to gauge their interest.

On May 6, 2021, Tufin and J.P. Morgan signed the engagement letter which provided that J.P. Morgan would provide Tufin with financial advisory services in connection with the potential sale or merger of all or part of Tufin.

On May 11, 2021, Mr. Kitov and representatives from J.P. Morgan met to discuss a list of potential parties that J.P. Morgan would approach for a potential strategic transaction.

Beginning May 12, 2021 through July 2021, at the direction of the Board, J.P. Morgan contacted 20 potential financial acquirers and 17 potential strategic acquirers, including the party that contacted Mr. Kitov on April 7, 2021, of which eight potential financial acquirers and three potential strategic acquirers signed non-disclosure agreements including a customary standstill provision. These 11 potential financial and strategic acquirers were provided access to a virtual data room containing business and financial information and also conducted meetings with Tufin management over the course of this period.

On July 9, 2021, the Board met with members of Tufin’s senior management and representatives of J.P. Morgan. Representatives of J.P. Morgan gave a presentation to the Board as to the status of its outreach with potential acquirers. White & Case and Meitar also attended this meeting. J.P. Morgan conveyed to the Board that, of the 37 parties contacted, one potential strategic acquirer and four potential financial acquirers remained interested in pursuing a potential transaction involving the acquisition of Tufin. The Board also discussed outreach to additional parties and instructed J.P. Morgan to conduct additional outreach to potentially interested parties in consultation with management.

On July 14, 2021, Mr. Kitov and representatives from J.P. Morgan discussed a list of additional potential acquirers from whom J.P. Morgan would solicit interest in a potential strategic transaction.

On July 19, 2021, at the direction of the Board, J.P. Morgan commenced outreach to eight additional parties, four of which were strategic acquirers and four of which were financial acquirers.

On August 5, 2021, the Board held a meeting with members of Tufin’s senior management and representatives from J.P. Morgan, White & Case and Meitar.  J.P. Morgan provided an update on its outreach to existing and new potential acquirers.  J.P. Morgan informed the Board that at that time, no potential acquirer had submitted a proposal to acquire Tufin, but also informed the Board that five potential parties were still in discussions with management.

During the period from August 5, 2021 through November 5, 2021, J.P. Morgan continued to contact potentially interested parties. Tufin’s senior management conducted meetings with certain of these parties to further explain Tufin’s operational positioning, its financial position and their potential acquisition strategies and investment thesis of Tufin. These discussions, however, did not lead to any acquisition proposals.

On November 5, 2021, Turn/River contacted representatives of J.P. Morgan and expressed interest in a meeting with Tufin.

On November 8, 2021, the Board held a meeting with members of Tufin’s management and representatives from Meitar and J.P. Morgan.  J.P. Morgan made a presentation to the Board summarizing its outreach efforts.  J.P. Morgan informed the Board that it had reached out to a total of 45 potential acquirers and also received additional inbound inquiries from two potential financial acquirers, Party A and Turn/River.

On November 16, 2021, Mr. Kitov held an introductory meeting with representatives of Party A. There were no additional discussions or meetings with Party A.

On December 10, 2021, Tufin and Turn/River executed a confidentiality agreement that included a customary standstill provision with a term of 12 months from the date of the confidentiality agreement and which terminated upon entry into a definitive agreement which would result in a change of control of Tufin.

On December 12, 2021, Tufin provided virtual data room access containing business and financial information to Turn/River.

On December 20, 2021, Turn/River delivered a written non-binding indication of interest proposing an all-cash acquisition of Tufin at $12.50 per Tufin ordinary share, subject to the completion of due diligence and requesting exclusivity.  On this day, J.P. Morgan also conveyed to Tufin that a strategic acquirer, Party B, expressed interest in learning more about Tufin.

On December 21, 2021, Party B signed a confidentiality agreement with Tufin.  Later that day, Mr. Kitov held an introductory call with the chief executive officer of Party B.

On January 3, 2022, at a Board meeting, J.P. Morgan provided an update to the Board and members of Tufin’s senior management on its discussions with Turn/River, its preliminary financial analysis of the Turn/River proposal and a summary of the outreach process.  White & Case and Meitar also attended this meeting.  J.P. Morgan indicated that Turn/River had not yet reviewed Tufin’s results for the fourth quarter of 2021 and that their offer may increase once they had access to those results.  Accordingly, the Board agreed to inform Turn/River that Tufin would proceed with due diligence but would not agree to grant Turn/River exclusivity at the per share price currently being offered by Turn/River.

On January 14, 2022, Party B informed J.P. Morgan that it was not interested in further exploring a potential transaction regarding the acquisition of Tufin.

On January 19, 2022, Tufin’s chief financial officer, Jack Wakileh, presented Tufin’s preliminary fourth quarter 2021 results to Turn/River.

On January 20, 2022, Turn/River delivered a revised written non-binding indication of interest increasing its acquisition proposal of Tufin to $13.10 per Tufin ordinary share and requesting exclusivity.

On January 26, 2022, the Board and members of Tufin’s management held a meeting at which J.P. Morgan presented an update on the negotiation with Turn/River. White & Case and Meitar also attended this meeting. J.P. Morgan conveyed the fact that the offer from Turn/River was the only offer that had been received by Tufin as a result of the eight months of outreach to potential acquirers of Tufin that had been conducted up until that date. As a result of the fact that interest from other bidders was unlikely based on that past outreach, the Board ultimately determined not to initiate another formal process at that stage and instead to require a customary “go-shop” provision if the parties ultimately reached a deal regarding the sale of Tufin, which would allow Tufin to solicit additional bids for a specified period of time following the signing of any definitive agreement with respect to a transaction, particularly given the familiarity that likely bidders already had with Tufin after the outreach to potential bidders in 2021 and the beginning of 2022. Additionally, the Board directed J.P. Morgan to reach out informally to certain potential acquirers who had expressed interest in acquiring Tufin in the past and could act expeditiously if they were interested in a potential transaction at this time.

At the meeting on January 26, 2022, the Board established a sub-committee in order to respond efficiently to further negotiations with Turn/River.  The sub-committee consisted of Mr. Kitov and three independent directors, Tom Schodorf, Peter Campbell and Yuval Shachar.  Immediately following the meeting of the full Board, J.P. Morgan participated in a video conference meeting with the newly formed sub-committee to discuss how to respond to Turn/River’s proposal of $13.10.

Between January 26, 2022 and January 30, 2022, at the direction of the Board, J.P. Morgan subsequently reached out to seven strategic parties, six of which had been previously contacted and one of which had not been previously contacted. However, none of the parties contacted were interested in pursuing a transaction with Tufin at this time.

On January 28, 2022, Turn/River delivered a revised written indication of interest, agreeing to increase its acquisition proposal of Tufin to $13.50 per Tufin ordinary share and requesting exclusivity.

On February 3, 2022, Tufin signed an exclusivity agreement with Turn/River which provided Turn/River exclusivity regarding the negotiation of a potential acquisition of Tufin through March 5, 2022.

On February 15, 2022, representatives of Kirkland & Ellis LLP (“Kirkland”), US legal counsel to Turn/River, sent to representatives of White & Case a proposed draft of the merger agreement.

On February 21, 2022, representatives of White & Case, Meitar and J.P. Morgan met via conference call with Tufin’s senior management to discuss certain terms of the draft merger agreement, including (i) the treatment of equity awards, (ii) the request that Catalyst, Marker, Mr. Kitov and Mr. Reuven Harrison provide Voting Agreements (as defined in this proxy statement below) (which request Tufin determined at that stage of the negotiations to decline), (iii) certain portions of the go-shop and no-shop provisions, (iv) the amount of the termination fees and circumstances under which they would be paid, (v) the payment of Turn/River expenses in the case of a failure to obtain the requisite shareholder vote to adopt the merger agreement and (vi) the definition of what would constitute a superior proposal.

On March 1, 2022, Tufin agreed to extend Turn/River’s exclusivity, which was due to expire on March 5, 2022, until March 16, 2022.  Also on March 1, 2022, representatives of White & Case sent to representatives of Kirkland a revised draft of the merger agreement.

On March 7, 2022, representatives of Kirkland sent a revised draft of the merger agreement to representatives of White & Case.

On March 9, 2022, representatives of White & Case, Meitar and J.P. Morgan met via conference call with Tufin’s senior management to discuss certain provisions of the revised draft merger agreement, including (i) the treatment of equity awards, (ii) the request that Mr. Kitov and Mr. Harrison provide Voting Agreements (which agreements Tufin, Mr. Kitov and Mr. Harrison had subsequently determined to agree to provide), (iii) certain portions of the go-shop and no-shop provisions, (iv) the amount of the termination fees and circumstances under which they would be paid, (v) the payment of Turn/River expenses in the case of a failure to obtain the requisite shareholder vote to adopt the merger agreement and (vi) the definition of what would constitute a superior proposal.

On March 13, 2022, representatives of White & Case sent to representatives of Kirkland a revised draft of the merger agreement.

On March 15, 2022, Tufin agreed to extend exclusivity, which was due to expire on March 16, 2022, until March 23, 2022.

On March 15, 2022, representatives of White & Case and representatives of Kirkland held a call to discuss certain open issues related to the merger agreement, including (i) the definition of what would constitute a superior proposal, (ii) certain portions of the go-shop and no-shop provisions and (iii) the circumstances under which Turn/River would be obligated to pay a termination fee.

On March 21, 2022, representatives of Kirkland sent a revised draft of the merger agreement, as well as proposed drafts of the equity commitment letter and limited guarantee, to representatives of White & Case.

On March 23, 2022, representatives of White & Case, Meitar and J.P. Morgan held a call with Tufin’s senior management to discuss timing with respect to signing a definitive agreement and certain provisions of the merger agreement, including (i) the modified treatment of equity awards, (ii) certain portions of the go-shop and no-shop provisions, (iii) the amount of the termination fees and circumstances under which they would be paid, (iv) the payment of Turn/River expenses in the case of a failure to obtain the requisite shareholder vote and (v) the definition of what would constitute a superior proposal. In addition, the attendees discussed a request by Turn/River that the purchase price be reduced from $13.50 per Tufin ordinary share to $13.00 per Tufin ordinary share. The reason given by Turn/River for this request was a deterioration in market conditions.

On March 23, 2022, the parties agreed to extend exclusivity, which was due to expire on March 23, 2022, until April 1, 2022.

On March 28, 2022, a proposed draft of the form of Voting Agreement was sent by representatives of Kirkland to representatives of White & Case.

On March 29, 2022, Tufin held a special Board meeting to receive an update on the potential sale of Tufin to Turn/River. Members of Tufin’s senior management and representatives of J.P. Morgan, White & Case and Meitar also attended this meeting. During this meeting, representatives of White & Case and Meitar provided an overview to the Board of its fiduciary duties in the context of a potential sale transaction. At this meeting, Mr. Kitov updated the Board regarding Turn/River’s due diligence review of Tufin, noting that such review was substantially complete. Mr. Kitov also provided the Board with an update regarding the status of negotiations of the terms and conditions of the merger agreement and related ancillary agreements. Representatives of White & Case and Meitar provided the Board with a summary of, and answered the Board’s questions regarding, the material terms of the merger agreement and the structure of the proposed transaction, including the form of financing, the go-shop and no-shop provisions, the treatment of equity awards, conditions to close, termination provisions and termination fees and also discussed certain issues still to be resolved. In addition, representatives of White & Case summarized for the Board the terms of the Voting Agreements and of certain rights that both Mr. Kitov and Mr. Harrison would receive thereunder. Also at this meeting, representatives of J.P. Morgan presented to the Board a preliminary financial analysis of the proposed transaction. The Board was also informed by J.P. Morgan that J.P. Morgan had no prior relationship with Turn/River. The attendees then discussed the proposed revised purchase price of $13.00 per Tufin ordinary share proposed by Turn/River and determined to accept that revised purchase price and move forward with the proposed transaction.

On March 29, 2022, representatives of White & Case sent representatives of Kirkland a revised draft of the merger agreement.

On March 29, 2022 and March 30, 2022, representatives of White & Case and Kirkland exchanged drafts of certain of the ancillary agreements related to the proposed transactions and on March 30, 2022, representatives of White & Case and Kirkland held a call to discuss the transaction documents.

On March 31, 2022, Tufin held a special Board meeting to receive an update on the potential sale of Tufin to Turn/River as well as timing of signing definitive documentation regarding the proposed transaction.  Members of Tufin’s senior management and representatives of J.P. Morgan, White & Case and Meitar also attended this meeting.  During this meeting, representatives of White & Case and Meitar again provided an overview to the Board of its fiduciary duties in the context of a potential sale transaction.  Representatives of White & Case also reviewed changes in the documents from those previously discussed with the Board.  The Board determined to continue to move forward towards an agreement with Turn/River.

On April 1, 2022, the parties agreed to extend exclusivity, which was due to expire on April 1, 2022, until April 4, 2022.

On April 3, 2022, Tufin held a special Board meeting to receive an update on the negotiations with Turn/River.  Members of Tufin’s senior management and representatives of J.P. Morgan, White & Case and Meitar also attended this meeting.  During this meeting, representatives of White & Case and Meitar again provided an overview to the Board of its fiduciary duties in the context of a potential sale transaction and reviewed certain issues still to be resolved.  The Board, as well as representatives of senior management, representatives of White & Case and representatives of J.P. Morgan discussed the financing aspects of the proposed transaction.  The Board determined to continue to move forward towards an agreement with Turn/River.

Between March 31, 2022 and April 5, 2022, representatives of White & Case, Meitar and Kirkland negotiated and finalized the terms of the merger agreement, including the definition of superior proposal, treatment of equity awards, interim operating covenants, go-shop and no-shop provisions, termination procedures and relevant fees and payments, and the equity commitment letter, limited guarantee, debt commitment letter and disclosure schedules.  In addition, representatives of Kirkland, Mr. Kitov and Mr. Harrison negotiated and finalized the terms of the Voting Agreements to be executed by Mr. Kitov and Mr. Harrison.

On April 5, 2022, Tufin held a special Board meeting to receive an update on the proposed transaction as well as timing of signing definitive documentation regarding the proposed transaction. Members of Tufin’s senior management and representatives of J.P. Morgan, White & Case and Meitar also attended this meeting. During this meeting, representatives of White & Case and Meitar again provided an overview to the Board of its fiduciary duties in the context of a potential sale transaction. Representatives of White & Case and Meitar reviewed the proposed terms of the merger agreement, Voting Agreements, equity commitment letter, limited guarantee and debt commitment letter. Thereafter, representatives of J.P. Morgan then reviewed their financial analyses of the merger consideration summarized below in the section entitled “— Opinion of Tufin’s Financial Advisor” beginning on page 41 of this proxy statement. The representatives of J.P. Morgan then rendered to the Board J.P. Morgan’s oral opinion, subsequently confirmed in writing on the same day, that, as of April 5, 2022, and based upon and subject to the factors and assumptions set forth in its opinion, the merger consideration of $13.00 per share in cash to be paid to the holders of Tufin ordinary shares in the proposed merger was fair, from a financial point of view, to such holders. After further deliberation and discussion, the Board unanimously determined that the merger agreement and the consummation of the merger and the transactions were advisable, fair and in the best interests of Tufin and its shareholders and authorized and approved entry into the merger agreement.

On April 5, 2022, each of Tufin, Parent and Merger Sub executed and delivered the merger agreement, effective as of that date, along with all other ancillary agreements.

On April 6, 2022, Tufin and Turn/River issued a joint press release announcing the execution of the merger agreement.

Since the execution of the Agreement, in connection with the Go-Shop Period provided for in the Agreement, which expired at 11:59 p.m. Eastern Time on May 5, 2022, at the direction of the Board of Directors, representatives of J.P. Morgan and Tufin’s management contacted and sought to engage in discussions with 26 potential financial acquirers and 25 potential strategic acquirers of which two potential financial acquirers and one potential strategic acquirer signed Acceptable Confidentiality Agreements (as defined in this proxy statement below). Such potential strategic parties included all parties that had previously been contacted as part of the initial outreach to potential financial acquirers and potential strategic acquirers in connection with the transaction (including Party A and Party B), as well as four additional parties that had not been approached before. At the expiration of the Go-Shop Period, none of the parties contacted, including the parties that entered into Acceptable Confidentiality Agreements, had made an Acquisition Proposal.

Reasons for Approval of the Merger

The Board unanimously determined that the merger, the merger agreement and the other transactions are advisable, fair to, and in the best interests of Tufin and its shareholders.  As required under the Companies Law, the Board determined that considering the financial position of the merging companies, no reasonable concern exists that Tufin will be unable to fulfill its obligations to its creditors existing as of immediately prior to the closing of the merger, and approved the merger, the merger agreement and the other transactions contemplated by the merger agreement, and determined to recommend that the Tufin shareholders approve the merger, the merger agreement and the other transactions contemplated by the merger agreement.

In its evaluation of the merger agreement and the merger, the Board consulted with members of Tufin’s senior management team and representatives of Tufin’s outside legal counsel and financial advisors and assessed various matters relevant to its decision.

In reaching its decision to approve the merger agreement, the merger and the other transactions, and to recommend that Tufin shareholders approve the merger agreement and the merger, the Board considered a variety of factors, including those described below, which are not intended to be exhaustive and are not presented in any relative order of importance:

•
the current and historical market prices of Tufin ordinary shares, including the market performance of Tufin ordinary shares relative to those of other participants in Tufin’s industry and general market indices, and the fact that the per share merger consideration constituted a premium of 44% over Tufin’s closing share price of $9.03 on April 5, 2022 (the trading day prior to the public announcement of the merger), and a premium of 54% over Tufin’s 30-day volume-weighted average share price through that date;

•
the belief of the Board, after a thorough review of Tufin’s business, market trends, results of operations, competitive landscape, execution risks and financial condition, and discussions with Tufin’s management and advisors, that the value offered to Tufin shareholders pursuant to the merger agreement is more favorable to Tufin shareholders than the potential long-term and sustainable value that might have resulted from remaining an independent public company, considering (among other things):

o
risks and uncertainties regarding the successful management of Tufin’s business model, as well as current and future growth, particularly with respect to the ongoing implementation of Tufin’s plans to transition to a term-based subscription license business model over time;

o	intense competition in the security policy management market;

o
risks and uncertainties regarding growth in the market for enterprise security and network management products and Tufin’s ability to compete and increase positive market awareness of its brand, particularly with respect to the market for security policy management;

o	other relevant matters described in the “Risk Factors” section of the annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 7, 2022;

•
the belief of the Board, based upon the course of negotiations with Turn/River (as described in more detail under the section of this proxy statement entitled “—Background of the Merger”), that the merger consideration represents the highest price that any potential buyer was willing to pay and that the terms of the merger agreement include the most favorable terms to Tufin, in the aggregate, to which Buyer was willing to agree;

•
the potential risk of losing the favorable opportunity with Turn/River if Tufin sought to engage with additional potential acquirers prior to entry into the merger agreement and the potential negative effect that such a process might have on Tufin’s business, especially in light of the “go-shop” provision Turn/River was willing to permit that would allow Tufin to solicit alternative acquisition proposals following announcement of entry into the merger agreement;

•
the outreach conducted by J.P. Morgan prior to signing the merger agreement at the direction of the Board to over 46 potential strategic and financial acquirers and the resulting discussions with a number of such parties and with three additional potential acquirers that reached out J.P. Morgan that did not yield offers higher than offer provided by Turn/River;

•	the fact that Tufin did not receive any additional bids from potential acquirers as a result of the “go-shop” process;

•	the high degree of certainty that the closing of the merger would be achieved in a timely manner, based on the terms of the merger agreement;

•
the fact that the merger consideration received by Tufin shareholders will consist entirely of cash, which provides liquidity and certainty of value to shareholders, and the belief of the Board, based upon the Board’s extensive knowledge of Tufin’s business, assets, financial condition and results of operations, its competitive position and its historical and projected financial performance, that this certainty of value was more favorable to Tufin shareholders on a risk-adjusted basis than the potential value that might result from other alternatives reasonably available to Tufin, including remaining an independent, publicly traded company;

•	the fact that Reuven Kitov and Reuven Harrison, Tufin’s co-founders, were supportive of the transaction and prepared to execute and deliver the Voting Agreements;

•
the oral opinion of J.P. Morgan, subsequently confirmed in writing, rendered to the Board that, as of April 5, 2022, and based upon and subject to the factors and assumptions set forth in its opinion, the merger consideration to be paid to the holders of Tufin ordinary shares in the proposed merger was fair, from a financial point of view, to such holders, as set forth in such opinion and as more fully described below in the section of this proxy statement entitled “—Opinion of Tufin’s Financial Advisor”;

•	the terms and conditions of the merger agreement and the other transaction documents, including the following:

o
the right of Tufin, pursuant to a 30-day “go-shop” period, to solicit Acquisition Proposals (as defined in the section of this proxy statement entitled “The Merger Agreement—The Go-Shop Period; Solicitation of Other Offers”) from, and participate in discussions and negotiations with, third parties regarding any Acquisition Proposal, with an additional ten days to negotiate a definitive agreement with qualifying parties;

o
the provision of the merger agreement allowing the Board to effect a Company Board Recommendation Change and to terminate the merger agreement, in certain circumstances relating to the presence of a Superior Proposal (or to effect a Company Board Recommendation Change in response to an Intervening Event) subject to the applicable procedures, terms and conditions set forth in the merger agreement (including, if applicable, payment of a termination fee) (for more information, see the section of this proxy statement entitled “The Merger Agreement—The Board of Directors’ Recommendation; Company Board Recommendation Change”);

o	the absence of a financing condition in the merger agreement;

o	the end date of October 5, 2022 (and subject to extension for regulatory purposes until January 5, 2023) allowing for sufficient time to complete the merger;

o	the obligation of Buyer and Merger Sub to use reasonable best efforts to consummate the financing and the limited number and nature of the conditions to the debt and equity financing;

o
Tufin’s ability to terminate the merger agreement in order to accept a Superior Proposal, subject to certain conditions of the merger agreement and paying Buyer a termination fee of either (i) $10.0 million if the merger agreement had been terminated during the go-shop period (or, with respect to an Exempted Person (as defined in this proxy statement below), before the Cut-Off Time) or (ii) $17.2 million, in the case of any other such termination – amounts which the Board believed, based upon the advice of its financial and legal advisors, were unlikely to deter third parties from making Acquisition Proposals; and

o
the conditions to closing contained in the merger agreement, which are limited in number and scope, and which, in the case of the condition related to the accuracy of Tufin’s representations and warranties, is generally subject to a Company Material Adverse Effect (as defined in the section of this proxy statement entitled “The Merger Agreement—Representations and Warranties”) qualification;

•	the requirement that the merger agreement be adopted by the affirmative vote of the holders of a majority of the Tufin ordinary shares represented at the special general meeting;

•	the fact that Tufin has sufficient operating flexibility to conduct its business in the ordinary course prior to the consummation of the merger;

•
the fact that that Buyer has obtained committed debt financing for the transaction from a reputable financial institution and committed equity financing for the transaction from certain affiliated funds of Buyer that together provide funding of an amount sufficient to pay the required amounts (including the merger consideration);

•
Tufin’s ability, under circumstances specified in the merger agreement and the equity commitment letter, to specifically enforce Buyer’s obligation to enforce the financing commitments and to cause Buyer to cause the T/R Funds to fund their respective contributions as contemplated by the merger agreement and the equity commitment letter;

•
the fact that in the event of a failure of the merger to be consummated under certain circumstances, Buyer will pay Tufin a termination fee of $34.4 million, and the obligation to pay such amounts by the T/R Funds, pursuant to the terms of the guarantee; and

•
the fact that, in the absence of the merger, Tufin would continue to incur significant expenses by remaining a public company, including legal, accounting, transfer agent, printing and filing fees, and that those expenses could adversely affect Tufin’s financial performance and the value of its shares.

The Board also considered a number of uncertainties and risks concerning the merger, including the following (which factors are not necessarily presented in order of relative importance):

•
the fact that Tufin would no longer exist as an independent, publicly traded company, and, due to the nature of the merger as a cash transaction, Tufin shareholders would no longer participate in any future earnings or growth and would not benefit from any potential future appreciation in value of Tufin — there is a possibility that, without the merger, the price of Tufin ordinary shares might increase in the future to a price in excess of the merger consideration of  $13.00 per Tufin ordinary share;

•
the risks and costs to Tufin if the merger is not completed in a timely manner or at all, including the potential adverse effect on Tufin’s ability to attract and retain key personnel, the diversion of management and employee attention and the potential disruptive effect on Tufin’s day-to-day operations and Tufin’s relationships with customers, suppliers and other third parties, any or all of which risks and costs, among other things, could adversely affect Tufin’s overall competitive position and the trading price of Tufin ordinary shares;

•
the requirement under certain circumstances that Tufin pay Buyer a termination fee following termination of the merger agreement, including if the merger agreement is terminated by Tufin in order to accept a Superior Proposal or by Buyer because the Board effects a Company Board Recommendation Change;

•
the risk that, if Buyer fails to complete the merger as a result of failure to obtain the debt financing or as a breach of the merger agreement in certain circumstances, remedies may be limited to the termination fee payable by Buyer described above, which may be inadequate to compensate Tufin for the damage caused;

•
the restrictions on the conduct of Tufin’s business prior to the consummation of the merger, which may delay or prevent Tufin from undertaking business opportunities that may arise before the completion of the merger and that, absent the merger agreement, Tufin might have pursued;

•	the fact that an all-cash transaction would be taxable to Tufin shareholders that are U.S. persons for U.S. federal income tax purposes;

•
the fact that under the terms of the merger agreement, Tufin is unable to solicit other Acquisition Proposals following the expiration of the 30-day Go-Shop Period (other than for an additional ten-day period to negotiate a definitive agreement with Exempted Persons as more fully described below in the section of this proxy statement entitled “The Merger Agreement—The Go-Shop Period; Solicitation of Other Offers”);

•	the significant costs involved in connection with entering into the merger agreement and completing the merger (many of which are payable whether or not the merger is consummated);

•	the risk that the merger might not be completed and the negative effect of the resulting public announcement of termination of the merger agreement on the trading price of Tufin ordinary shares;

•
the fact that the completion of the merger requires certain regulatory clearances and consents, including under applicable antitrust laws and foreign investment laws, which clearances and consents could subject the merger to unforeseen delays and risks;

•
the fact that Tufin’s directors and officers may have interests in the merger that may be different from, or in addition to, those of other Tufin shareholders generally (see above under the caption “—Interests of Certain of Tufin’s Executive Officers and Directors in the Merger”); and

•	the possible loss of key management or other personnel of Tufin during the pendency of the merger.

The foregoing discussion of reasons for the recommendation to adopt the merger agreement is not meant to be exhaustive but addresses the material information and factors considered by the Board in connection with its recommendation.  In view of the wide variety of factors considered by the Board in connection with its evaluation of the merger and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation.  Rather, in considering the information and factors described above, individual members of the Board each applied his or her own personal business judgment to the process and may have given differing weights to differing factors.  The Board based its unanimous recommendation on the totality of the information presented.  The explanation of the factors and reasoning set forth above contain forward-looking statements that should be read in conjunction with the section of this proxy statement entitled “Cautionary Statements Regarding Forward-Looking Statements.”

Recommendation

The Board unanimously recommends that you vote (1) “FOR” the merger proposal and (2) “FOR” the adjournment proposal.

Opinion of Tufin’s Financial Advisor

 Pursuant to an engagement letter, Tufin retained J.P. Morgan as its financial advisor in connection with the proposed merger.

At the meeting of the Board on April 5, 2022, J.P. Morgan rendered its oral opinion to the Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the merger consideration to be paid to the holders of Tufin ordinary shares in the proposed merger was fair, from a financial point of view, to such holders.  J.P. Morgan confirmed its April 5, 2022 oral opinion by delivering its written opinion to the Board, dated April 5, 2022, that, as of such date, the consideration to be paid to the holders of Tufin ordinary shares in the proposed merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan dated April 5, 2022, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken, is attached as Annex B to this proxy statement and is incorporated herein by reference.  The summary of the opinion of J.P. Morgan set forth in this proxy statement is qualified in its entirety by reference to the full text of such opinion.  Tufin shareholders are urged to read the opinion in its entirety.

J.P. Morgan’s written opinion was addressed to the Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed merger, was directed only to the consideration to be paid in the proposed merger and did not address any other aspect of the proposed merger.  J.P. Morgan expressed no opinion as to the fairness of the consideration to the holders of any other class of securities, creditors or other constituencies of Tufin or as to the underlying decision by Tufin to engage in the proposed merger.  The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan.  The opinion does not constitute a recommendation to any shareholder of Tufin as to how such shareholder should vote with respect to the proposed merger or any other matter.

In arriving at its opinions, J.P. Morgan, among other things:

•	reviewed the merger agreement;

•	reviewed certain publicly available business and financial information concerning Tufin and the industries in which it operates;

•
compared the proposed financial terms of the proposed merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration received for such companies;

•
compared the financial and operating performance of Tufin with publicly available information concerning certain other companies that J.P. Morgan deemed relevant and reviewed the current and historical market prices of Tufin ordinary shares and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of Tufin relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Tufin with respect to certain aspects of the proposed merger, and the past and current business operations of Tufin, the financial condition and future prospects and operations of Tufin, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Tufin or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness.  J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Tufin, Buyer or Turn/River under any applicable laws relating to bankruptcy, insolvency or similar matters.  In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Tufin to which such analyses or forecasts relate.  J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based.  J.P. Morgan also assumed that the proposed merger and the other transactions contemplated by the merger agreement will be consummated as described in the merger agreement.  J.P. Morgan also assumed that the representations and warranties made by Tufin and Buyer in the merger agreement and the related agreements were and will be true and correct in all respects material to its analysis.  J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Tufin with respect to such issues.  J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the proposed merger will be obtained without any adverse effect on Tufin or on the contemplated benefits of the proposed merger.

The projections furnished to J.P. Morgan were prepared by Tufin’s management.  Tufin does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the proposed merger, and such projections were not prepared with a view toward public disclosure.  These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Tufin’s management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates.  Accordingly, actual results could vary significantly from those set forth in such projections.  For more information regarding the use of projections and other forward-looking statements, please refer to the section entitled “—Certain Unaudited Financial Projections” beginning on page 46 of this proxy statement.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion.  J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion.  J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the holders of Tufin ordinary shares in the proposed merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to the holders of any other class of securities, creditors or other constituencies of Tufin or the underlying decision by Tufin to engage in the proposed merger.  Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the proposed merger, or any class of such persons relative to the consideration in the proposed merger or with respect to the fairness of any such compensation.

The terms of the merger agreement, including the merger consideration, were determined through arm’s length negotiations between Tufin and Buyer, and the decision to enter into the merger agreement on Tufin’s part was solely that of the Board.  J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Board in its evaluation of the proposed merger and should not be viewed as determinative of the views of the Board or Tufin’s management with respect to the proposed merger or the merger consideration.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to the Board on April 5, 2022 and contained in the presentation delivered to the Board on such date in connection with the rendering of such opinion and does not purport to be a complete description of the analyses or data presented by J.P. Morgan.  Some of the summaries of the financial analyses include information presented in tabular format.  The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary.  Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Public Trading Multiples Analysis

Using publicly available information, J.P. Morgan compared selected financial data of Tufin with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to the business of Tufin.  The companies selected by J.P. Morgan were CyberArk Software Ltd., Mandiant, Inc., Ping Identity Holding Corp., SecureWorks Corp., Cognyte Software Ltd., Domo, Inc., LivePerson, Inc., 8x8, Inc., Sumo Logic, Inc., Yext, Inc., Ooma, Inc., eGain Corporation and Weave Communications, Inc. These companies were selected, among other reasons, because they are publicly traded companies with operations and business that, for purposes of J.P. Morgan’s analyses, may be considered sufficiently similar to those of Tufin based on business sector participation, operational characteristics and financial metrics.  However, none of the selected companies reviewed is identical to Tufin and certain of these companies have financial and operating characteristics that are materially different from those of Tufin.  The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect Tufin.

With respect to the selected companies, J.P. Morgan calculated the ratio of firm value to revenue for the calendar year 2022 for each company based on publicly available financial information and Wall Street estimates per FactSet Research Systems as of April 4, 2022, which is referred to as “FV/CY2022E Revenue.”

Based on the results of this analysis, J.P. Morgan selected a FV/CY2022E Revenue multiple reference range of 2.0x to 4.0x.  J.P. Morgan then applied that range to the estimated revenue for Tufin for calendar year 2022, provided by Tufin’s management in its management projections, which was adjusted by adding Tufin’s net cash balance of $89.4 million as of December 31, 2021.  This analysis indicated a range of implied equity values per share of Tufin ordinary shares, rounded to the nearest $0.25, of $8.00 to $14.00, compared to (i) the merger consideration and (ii) the closing price of Tufin ordinary shares as of April 4, 2022 of $9.27 per share.

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for Tufin ordinary shares.  J.P. Morgan calculated the unlevered free cash flows that Tufin is expected to generate during fiscal year 2022 through fiscal year 2029 based upon certain unaudited financial projections and extrapolations therefrom prepared by Tufin’s management.  J.P. Morgan also calculated a range of terminal values for Tufin by applying terminal growth rates ranging from 3.0% to 4.0% to the unlevered free cash flows of Tufin at the end of fiscal year 2029.  The unlevered free cash flows and the range of terminal values were then discounted to present values using a discount rate range of 11.25% to 13.25% which was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Tufin.  The present value of the unlevered free cash flows and the range of terminal values were then adjusted by adding Tufin’s net cash balance of $89.4 million as of December 31, 2021.  Based on the results of this analysis, J.P. Morgan arrived at a range of implied equity values per share for Tufin ordinary shares, rounded to the nearest $0.25, of $11.75 to $17.00, compared to (i) the merger consideration and (ii) the closing price of Tufin ordinary shares as of April 4, 2022 of $9.27 per share.

Selected Transaction Analysis

Using publicly available information, J.P. Morgan examined selected transactions involving companies that engaged in businesses that J.P. Morgan judged to be reasonably analogous to the business of Tufin or aspects thereof.  None of the selected transactions reviewed was identical to the proposed merger.  Certain of these transactions may have characteristics that are materially different from those of the proposed merger.  However, the selected transactions were chosen because certain aspects of these transactions, for purposes of J.P. Morgan’s analysis, may be considered similar to the proposed merger.  The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect these transactions differently than they would affect the proposed merger.  For each of the selected transactions, J.P. Morgan calculated the ratio of the target company’s firm value to the public estimates of revenue for the 12-month period following the announcement of the applicable transaction, which is referred to as “FV/NTM Revenue.” Specifically, J.P. Morgan reviewed the following transactions:

Announcement Date	Acquiror	Target
February 2020	Advent International Corp.	ForeScout Technologies, Inc.
August 2019	VMware, Inc.	Pivotal Software, Inc.
October 2018	Thoma Bravo, LP	Imperva, Inc.
May 2017	Vista Equity Partners Management LLC	Xactly Corp.
September 2016	Vista Equity Partners Management LLC	Infoblox, Inc.
August 2016	Genesys Cloud Services, Inc.	Interactive Intelligence Group, Inc.
June 2016	Thoma Bravo, LP	Qlik Technologies, Inc.

Based on the results of this analysis, J.P. Morgan selected a FV/NTM Revenue multiple reference range of 3.0x to 4.5x.  J.P. Morgan then applied that range to the estimated revenue for Tufin for calendar year 2022, provided by Tufin’s management in its management projections, which was adjusted by adding Tufin’s net cash balance of $89.4 million as of December 31, 2021.  This analysis indicated a range of implied equity values per share of Tufin ordinary shares, rounded to the nearest $0.25, of $11.00 to $15.50, compared to (i) the merger consideration and (ii) the closing price of Tufin ordinary shares as of April 4, 2022 of $9.27 per share.

Other Information

52-Week Historical Trading Range.  For reference purposes only and not as a component of its fairness analyses, J.P. Morgan reviewed the trading range for Tufin ordinary shares for the 52-week period ended April 4, 2022.  J.P. Morgan noted that the low and high closing share prices during this period were $7.91 and $11.41 per share of Tufin ordinary shares, respectively.

6-Month Historical Trading Range.  For reference purposes only and not as a component of its fairness analyses, J.P. Morgan reviewed the trading range for Tufin ordinary shares for the 6-month period ended April 4, 2022.  J.P. Morgan noted that the low and high closing share prices during this period were $7.91 and $10.86 per share of Tufin ordinary shares, respectively.

Discounted Equity Research Analyst Price Targets.  For reference purposes only and not as a component of its fairness analyses, J.P. Morgan reviewed certain publicly available equity research analyst share price targets for Tufin ordinary shares.  J.P. Morgan noted that the range of such price targets for Tufin ordinary shares, discounted one year at cost of equity of 12.25% and rounded to the nearest $0.25, was $9.00 to $13.25 per share.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan.  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description.  J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion.  As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Tufin.  The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan.  In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion.  Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors.  Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses.  Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold.  None of the selected companies reviewed as described in the above summary is identical to Tufin, and none of the selected transactions reviewed was identical to the proposed merger.  However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Tufin.  The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the proposed merger.  The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Tufin and the transactions compared to the proposed merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes.  J.P. Morgan was selected by the Board to advise Tufin with respect to the proposed merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Tufin and the industries in which it operates.

For services rendered in connection with the proposed merger, Tufin has agreed to pay J.P. Morgan an aggregate fee of approximately $10 million, $1.0 million of which became payable to J.P. Morgan upon delivery of its opinion, and the remainder of which will be payable only upon the consummation of the proposed merger.  In addition, Tufin has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.  During the two-year period preceding the delivery of its opinion, J.P. Morgan did not recognize any fees from Tufin, Buyer or Turn/River.  In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding Tufin ordinary shares.  In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of Tufin for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

Certain Unaudited Financial Projections

Tufin does not, as a matter of course, make public projections as to future performance or earnings beyond the current fiscal year and generally does not make public projections for extended periods due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized.  However, Tufin’s management prepared internal unaudited financial projections for the Board in connection with its consideration of the merger and for J.P. Morgan in connection with J.P. Morgan’s financial analyses of the merger, and such projections were not prepared with a view toward public disclosure.  Certain financial projections for calendar year 2022 were provided to Turn/River.  These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Tufin’s management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates.  Accordingly, actual results could vary significantly from those set forth in such projections.

The tables below presents selected non-GAAP financial measures of the unaudited financial projections (see the note below regarding “Non-GAAP Measures”), which are long-term financial projections from calendar year 2022 through calendar year 2024, as prepared by Tufin’s management and provided to and approved by the Board in its evaluation of the merger and as provided to Tufin’s financial advisor, J.P. Morgan, for its use and reliance in connection with its financial analyses and fairness opinion presented to the Board at the meeting held on April 5, 2022 and as described above under the heading “—Opinion of Tufin’s Financial Advisor” (such set of long-term financial projections is referred to in this proxy statement as the “Tufin projections”).

Cautionary Statements

The Tufin projections contain certain statements that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  The Tufin projections, while presented with numerical specificity, are necessarily based on a variety of estimates and assumptions and thus are subjective in many respects and subject to interpretation.  Those estimates and assumptions concern future events and conditions that may not be realized and are inherently subject to significant business, economic, competitive, industry, regulatory, market and financial uncertainties and contingencies, all of which are difficult to predict and many of which are subject to significant economic and competitive uncertainties and beyond Tufin’s control.  Because the Tufin projections cover multiple years, such information by its nature becomes less predictive with each successive year.  Moreover, events and circumstances occurring subsequent to the date on which the Tufin projections were prepared may be different from those assumed, or, alternatively, may have been unanticipated, and thus the occurrence of these events may affect financial results in a materially adverse or materially beneficial manner.  Accordingly, no assurance can be given concerning the accuracy of the Tufin projections or Tufin’s ability to achieve the projected results.  Actual financial results may differ materially from the expectations expressed or implied by the Tufin projections.

Other than providing earnings guidance for the current fiscal year, at the end of each fiscal quarter, with respect to the next fiscal quarter and the full fiscal year, Tufin generally does not make public disclosures, or include in its reports filed with, or furnished to, the SEC, information about its anticipated financial position, results of operations or other prospective financial statement information, or assumptions or estimates about prospective financial statement information, such as the Tufin projections described below, and does not plan to do so unless otherwise required by applicable law.  The Tufin projections were not prepared with a view towards public disclosure, to comply with the guidelines for prospective financial statements published by the American Institute of Certified Public Accountants or the rules and regulations of the SEC, and by their nature are not financial statements prepared in accordance with GAAP.  Tufin’s independent accountants have neither examined nor compiled the Tufin projections and accordingly do not express an opinion or any other form of assurance with respect to the Tufin projections, assume no responsibility for the Tufin projections and disclaim any association with the Tufin projections.

Tufin has not updated and does not intend to update, or otherwise revise, the Tufin projections or underlying assumptions to reflect circumstances existing since their preparation or to reflect the occurrence of future events, even if any or all of the assumptions on which the Tufin projections were based are shown to be in error.  Furthermore, Tufin does not intend to update or revise the Tufin projections to reflect changes in general economic or industry conditions.  Accordingly, no undue reliance should be placed on any such assumptions or the Tufin projections.

 Summary of Tufin Projections

 Subject to the foregoing qualifications, the following table presents a summary of the Tufin projections for the fiscal years 2022 through 2024 as provided to the Board and to JP. Morgan.

Unaudited Financial Projections
Years Ending December 31,
(in millions)

	Management projections
	2022E	2023E	2024E
Revenue	$132	$159	$202
EBITDA(a)	(24)	(18)	6
EBIAT(b)	(29)	(24)	(1)
Unlevered FCF(c)	(32)	(36)	(11)

________________

(a) EBITDA, a non-GAAP term, is defined as earnings before interest, tax, depreciation and amortization  (and excluding stock-based compensation expense).

(b) EBIAT, a non-GAAP term, is defined as earnings before interest and after tax (and excluding stock-based compensation expense).

(c) Unlevered FCF, a non-GAAP term, is defined as EBIAT, plus depreciation and amortization, less capital expenditure, less change in net working capital, less stock-based compensation expense.  The unlevered free cash flow amounts calculated by J.P. Morgan were approved for J.P. Morgan’s use by Tufin management.

Non-GAAP Measures

The Tufin projections include forecasts of non-GAAP measures such as EBITDA, EBIAT and unlevered free cash flow, among other things.  Reconciliations of the Tufin projections to GAAP are not provided because there is inherent difficulty and uncertainty in estimating or predicting the various components of each corresponding GAAP measure, which components could significantly impact such financial measure.  In addition, when planning, forecasting and analyzing future periods, Tufin does so primarily on a non-GAAP basis without preparing a GAAP analysis since such an analysis would require estimates for various reconciling items that would be difficult to predict with reasonable accuracy.

Interests of Certain of Tufin’s Executive Officers and Directors in the Merger

When considering the recommendation by the Board to vote “FOR” the merger proposal, you should be aware that executive officers and directors of Tufin have interests in the merger that are in addition to, and may be different from, your interests, including:

Treatment of Equity Awards

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Each outstanding, unexercised and vested Tufin Option (including any Tufin Option that vests in connection with the consummation of the merger pursuant to its terms)—including Tufin Options held by Tufin officers and directors—will be canceled in exchange for the right to receive cash consideration (without interest) equal to the Option Consideration.

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Each outstanding, unexercised and unvested Tufin Option, other than those held by Tufin non-employee directors—including Tufin Options held by Tufin officers—will be canceled at the effective time of the merger and converted into a Contingent Cash Award equal to the Option Consideration with respect to such Tufin Option from which it was converted.  Any portion of a Contingent Cash Award relating to a Tufin Option that would have vested pursuant to its terms on or prior to December 31, 2022 will vest and become payable pursuant to the same vesting schedule applicable to the Tufin Option from which it was converted (subject to the holder’s continued employment or service with Tufin or one of its subsidiaries or affiliates through the applicable vesting date).  Any portion of a Contingent Cash Award relating to a Tufin Option that would have vested pursuant to its terms following December 31, 2022 will vest and become payable as of the applicable accelerated vesting date immediately preceding the original vesting date applicable to such Tufin Option (subject to the holder’s continued employment or service with Tufin or one of its subsidiaries or affiliates through the applicable accelerated vesting date).

•
Each outstanding, unexercised and unvested Tufin Option held by a Tufin non-employee director will be canceled at the effective time of the merger in exchange for the right to receive the Option Consideration.

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Notwithstanding the foregoing, if the exercise price per Tufin ordinary share subject to any Tufin Option (whether vested or unvested) is equal to or greater than $13.00, such Tufin Option will be canceled for no consideration as of the effective time of the merger.

•
Each outstanding vested Tufin RSU—including Tufin RSUs held by Tufin officers and directors—will be canceled at the effective time of the merger in exchange for the right to receive a lump sum cash payment (without interest) equal to the RSU Consideration.

•
Each (i) outstanding and unvested Tufin RSU, other than a Tufin RSU held by a non-employee director of Tufin—including Tufin RSUs held by Tufin officers—and (ii) Deemed RSU will, at the effective time of the merger, in each case, be automatically canceled and converted into a Contingent Cash Award equal to the RSU Consideration with respect to such Tufin RSU or Deemed RSU from which it was converted.  Any portion of a Contingent Cash Award relating to a Tufin RSU or Deemed RSU that would have vested pursuant to its terms on or prior to December 31, 2022 will vest and become payable pursuant to the same vesting schedule applicable to the Tufin RSU or Deemed RSU from which it was converted (subject to the holder’s continued employment or service with Tufin or one of its subsidiaries or affiliates through the applicable vesting date).  Any portion of a Contingent Cash Award relating to a Tufin RSU or Deemed RSU that would have vested pursuant to its terms following December 31, 2022 will vest and become payable as of the applicable accelerated vesting date immediately preceding the original vesting date applicable to such Tufin RSU or Deemed RSU (subject to the holder’s continued employment or service with Tufin or one of its subsidiaries or affiliates through the applicable accelerated vesting date).

•	Each outstanding and unvested Tufin RSU held by a non-employee director of Tufin will be canceled at the effective time of the merger in exchange for the right to receive the RSU Consideration.

Indemnification and Insurance.

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Our executive officers and directors will also benefit from the indemnification provisions contained in the merger agreement with respect to their acts or omissions as executive officers or directors of Tufin prior to or at the effective time of the merger.  In accordance with the merger agreement and subject to the approval of the merger proposal at the special general meeting, Tufin intends to acquire a run-off directors’ and officers’ liability insurance for seven years commencing at the effective time of the merger.

As of the record date for the special general meeting, the directors and executive officers of Tufin, as a group, beneficially owned in the aggregate approximately 12.3% of the outstanding Tufin ordinary shares.

No Appraisal Rights

Under Israeli law, holders of Tufin ordinary shares are not entitled to statutory appraisal rights in connection with the merger.

Effects of the Merger on Tufin Ordinary Shares

Under the merger agreement, at the effective time of the merger, each outstanding Tufin ordinary share will be automatically converted into and represent the right to receive $13.00 per Tufin ordinary share in cash, without interest and less any applicable withholding taxes.  As of the effective time of the merger, each holder of a certificate representing Tufin ordinary shares will cease to have any rights as a shareholder, except the right to receive $13.00 per Tufin ordinary share in cash, without interest and less any applicable withholding taxes, upon the surrender of such ordinary share in accordance with the terms of the merger agreement.

At the effective time of the merger, current Tufin shareholders will cease to have ownership interests in Tufin or rights as Tufin shareholders.  Therefore, such current shareholders of Tufin will not participate in any future earnings or growth of Tufin and will not benefit from any appreciation in value of Tufin.

Effects of the Merger on Equity Plans

As of the effective time of the merger, our existing equity plans will terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the share capital of Tufin or any of its subsidiaries will be canceled.

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Each outstanding, unexercised and vested Tufin Option (including any Tufin Option that vests in connection with the consummation of the merger pursuant to its terms) will be canceled at the effective time of the merger in exchange for the right to receive cash consideration (without interest) equal to the Option Consideration.  The Option Consideration in respect of such vested Tufin Option will be paid by the surviving company promptly following the consummation of the merger (but no later than the second regularly scheduled payroll date following the consummation of the merger) pursuant to the surviving company’s ordinary payroll processes (or, in the case of holders who are not current or former employees, pursuant to the surviving company’s ordinary payment practices with respect to such individuals).

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Each outstanding, unexercised and unvested Tufin Option (other than a Tufin Option held by a non-employee director of Tufin), will be canceled at the effective time of the merger and converted into a Contingent Cash Award equal to the Option Consideration with respect to such Tufin Option from which it was converted.  Any portion of a Contingent Cash Award relating to a Tufin Option that would have vested pursuant to its terms on or prior to December 31, 2022 will vest and become payable pursuant to the same vesting schedule applicable to the Tufin Option from which it was converted (subject to the holder’s continued employment or service with Tufin or one of its subsidiaries or affiliates through the applicable vesting date).  Any portion of a Contingent Cash Award relating to a Tufin Option that would have vested pursuant to its terms following December 31, 2022 will vest and become payable as of the applicable accelerated vesting date immediately preceding the original vesting date applicable to such Tufin Option (subject to the holder’s continued employment or service with Tufin or one of its subsidiaries or affiliates through the applicable accelerated vesting date). Payments with respect to Contingent Cash Awards related to Tufin Options will be paid by the surviving company pursuant to its ordinary payroll processes (or, in the case of holders who are not current or former employees, pursuant to the surviving company’s ordinary payment practices with respect to such individuals).

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Each outstanding, unexercised and unvested Tufin Option held by a non-employee director of Tufin will be canceled at the effective time of the merger in exchange for the right to receive the Option Consideration.  The Option Consideration in respect of such Tufin Options held by non-employee directors of Tufin will be paid by the surviving company as soon as practicable following the consummation of the merger pursuant to its ordinary course payment practices for non-employee directors.

Notwithstanding the foregoing, if the exercise price per Tufin ordinary share for any Tufin Option (whether vested or unvested) is equal to or greater than $13.00, such Tufin Option will be canceled for no consideration as of the effective time of the merger.  Each outstanding and vested Tufin RSU, will be canceled at the effective time of the merger in exchange for the right to receive cash consideration (without interest) equal to the RSU Consideration.  The RSU Consideration in respect of such vested Tufin RSUs will be paid by the surviving company promptly following the consummation of the merger (but no later than the second regularly scheduled payroll date following the consummation of the merger) pursuant to the surviving company’s ordinary payroll processes (or, in the case of holders who are not current or former employees, pursuant to the surviving company’s ordinary payment practices with respect to such individuals).

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Each (i) outstanding and unvested Tufin RSU (other than an Tufin RSU held by a non-employee director of Tufin) and (ii) Deemed RSU will, in each case, be automatically canceled at the effective time and converted into a Contingent Cash Award equal to the RSU Consideration with respect to such Tufin RSU or Deemed RSU from which it was converted.  Any portion of a Contingent Cash Award relating to a Tufin RSU or Deemed RSU that would have vested pursuant to its terms on or prior to December 31, 2022 will vest and become payable pursuant to the same vesting schedule applicable to the Tufin RSU or Deemed RSU from which it was converted (subject to the holder’s continued employment or service with Tufin or one of its subsidiaries or affiliates through the applicable vesting date).  Any portion of a Contingent Cash Award relating to a Tufin RSU or Deemed RSU that would have vested pursuant to its terms following December 31, 2022 will vest and become payable as of the applicable accelerated vesting date immediately preceding the original vesting date applicable to such Tufin RSU or Deemed RSU (subject to the holder’s continued employment or service with Tufin or one of its subsidiaries or affiliates through the applicable accelerated vesting date).  Payments with respect to Contingent Cash Awards related to Tufin RSUs or Deemed RSUs will be paid by the surviving company pursuant to its ordinary payroll processes (or, in the case of holders who are not current or former employees, pursuant to the surviving company’s ordinary payment practices with respect to such individuals).

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Each outstanding and unvested Tufin RSU held by a non-employee director of Tufin will be canceled at the effective time of the merger in exchange for the right to receive the RSU Consideration.  The RSU Consideration in respect of such Tufin RSUs held by non-employee directors of Tufin will be paid by the surviving company as soon as practicable following the consummation of the merger pursuant to its ordinary course payment practices for non-employee directors.

Delisting and Deregistration of Tufin Ordinary Shares

If the merger is completed, Tufin ordinary shares will be delisted from, and will no longer be traded on, the NYSE, and deregistered under the Exchange Act.  As such, we would no longer be required to file periodic reports with the SEC.

Procedures for Receiving the Merger Consideration

After the completion of the merger, the paying agent to be engaged for such purpose will provide instructions to each holder of record of Tufin ordinary shares that will explain how to surrender share certificates.  Each shareholder will receive cash for his, her or its shares from the paying agent after complying with these instructions.  If your Tufin ordinary shares are held in “street name” on the NYSE by your bank, broker or other nominee, you will receive instructions from your bank, broker or other nominee as to how to effect the surrender of the “street name” shares and receive cash for those shares.  YOU SHOULD NOT FORWARD YOUR SHARE CERTIFICATES TO THE PAYING AGENT WITHOUT A LETTER OF TRANSMITTAL, AND YOU SHOULD NOT RETURN YOUR SHARE CERTIFICATES WITH THE ENCLOSED PROXY.  See “The Merger Agreement—Paying Agent; Exchange Fund; Payment Procedures.”

Certain Material U.S. Federal and Israeli Income Tax Consequences

Tax matters are very complicated, and the tax consequences of the receipt of the merger consideration to you will depend on your particular situation.  You are encouraged to consult your tax advisor regarding the specific tax consequences of the merger to you, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in such tax laws.  This discussion is not intended to be a complete analysis or description of all potential tax consequences of the merger consideration and the merger.

Certain Material U.S. Federal Income Tax Consequences

The following is a general summary of certain material U.S. federal income tax consequences of the merger to U.S. holders and non-U.S. holders (each as defined below).  This summary is based upon currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect and available on the date hereof and all of which are subject to change, possibly with retroactive effect.

This discussion is limited to Tufin shareholders who hold their Tufin ordinary shares as capital assets within the meaning of Section 1221 of the Code.  No ruling has been or will be sought from the U.S. Internal Revenue Service (the “IRS”), and there can be no assurances that the IRS will not take a different position concerning the tax consequences of the merger or that such a position would not be sustained.  No opinion of counsel has been or will be rendered as to the U.S. federal income tax consequences of the merger.  This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular shareholders in light of their individual circumstances or the U.S. federal income tax consequences to shareholders subject to special treatment under U.S. federal income tax laws, such as (but not limited to) banks and other financial institutions, regulated investment companies, real estate investment trusts, grantor trusts, partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, insurance companies, dealers or traders in securities or commodities or currencies, tax-exempt entities or organizations (including an “individual retirement account” or a “Roth IRA” as defined in Section 408 or 408A of the Code), S corporations, certain former citizens or certain former long-term residents of the United States, persons subject to the alternative minimum tax, U.S. holders who own (directly, indirectly or through attribution) 10% or more of the voting power or value of Tufin ordinary shares, persons who own Tufin ordinary shares through a partnership (including an entity classified as a partnership for U.S. federal income tax purposes) or other pass-through entity, persons that hold Tufin ordinary shares as part of a “straddle,” “hedge,” “conversion transaction” or other integrated investment, persons who acquired their Tufin ordinary shares upon the exercise of options, warrants or otherwise received them as consideration for services performed, holders that acquired Tufin ordinary shares as a result of holding or owning Tufin preferred shares, or U.S. holders that have a functional currency other than the U.S. dollar, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below.  This summary also does not discuss U.S. federal income tax consequences to a holder of options or warrants to acquire Tufin ordinary shares.  In addition, this summary does not discuss any non-U.S. or U.S. state or local tax consequences, or any U.S. tax consequences (e.g., estate or gift tax) other than U.S. federal income tax consequences.

As used herein, the term “U.S. holder” means a beneficial owner of Tufin ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

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a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust (a) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or (b) if a valid election is in effect under applicable U.S. Treasury regulations to treat the trust as a domestic trust.

As used herein, the term “non-U.S. holder” means a beneficial owner of Tufin ordinary shares that is a non-resident alien individual (other than certain former citizens and certain former long-term residents of the United States), a non-U.S. corporation, or an estate or trust that is not a U.S. holder.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Tufin ordinary shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.  Partnerships that are beneficial owners of Tufin ordinary shares, and partners in such partnerships, are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of the merger.

TUFIN SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR U.S. FEDERAL INCOME AND WITHHOLDING TAX CONSEQUENCES OF THE MERGER TO THEM AND THE EFFECTS OF APPLICABLE STATE, LOCAL, NON-U.S.  OR OTHER TAX LAWS AND POSSIBLE CHANGES IN SUCH TAX LAWS.

Receipt of Cash in Exchange for Tufin Ordinary Shares

The receipt by a U.S. holder of cash in exchange for Tufin ordinary shares in connection with the merger will be a taxable transaction for U.S. federal income tax purposes.  Generally, subject to the discussion below regarding the potential status of Tufin as a passive foreign investment company (a “PFIC”; see “—Passive Foreign Investment Company”), for U.S. federal income tax purposes, a U.S. holder will recognize gain or loss equal to the difference, if any, between the amount of cash it receives in connection with the merger (determined before deduction for any Israeli tax) and its aggregate adjusted tax basis in Tufin ordinary shares that it exchanges therefor, and such gain or loss will be capital gain or loss.  Gain or loss will be calculated separately for each block of Tufin ordinary shares (i.e., shares acquired at the same cost in a single transaction) exchanged for cash in the merger.  Subject to the discussion below under “—Passive Foreign Investment Company,” a U.S. holder’s adjusted tax basis in its Tufin ordinary shares generally will equal the purchase price that it paid for such shares.

Subject to the discussion below under “—Passive Foreign Investment Company,” any gain or loss recognized by a U.S. holder would be long-term capital gain or loss if the Tufin ordinary shares surrendered were held for more than one year as of the effective date of the merger and would be short-term capital gain or loss if the Tufin ordinary shares surrendered were held for one year or less as of the effective date of the merger.  Subject to application of the net investment income tax described below under “—Medicare Tax,” in the case of certain non-corporate U.S. holders, long-term capital gains are generally subject to a maximum U.S. federal income tax rate of 20%.  Certain limitations apply to the use of capital losses.

Any gain or loss that a U.S. holder recognizes on the exchange of its Tufin ordinary shares in connection with the merger will be treated as U.S. source income or loss for foreign tax credit limitation purposes.  Accordingly, because a U.S. holder may use foreign tax credits to offset only the portion of U.S. federal income tax liability that is attributed to its foreign source income, U.S. holders may be unable to claim a foreign tax credit with respect to the Israeli tax, if any, on gains from the exchange of Tufin ordinary shares.  U.S. holders should consult their tax advisors as to whether the Israeli tax on gains may be creditable against their U.S. federal income tax on foreign-source income from other sources as well as regarding the potential benefits of the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income (the “Treaty”).

Subject to the discussion below under “—Backup Withholding” if you are a non-U.S. holder, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the exchange of your Tufin ordinary shares unless:

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such gain is effectively connected with your conduct of a trade or business in the United States (or, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base that you maintain in the United States); or

•	you are an individual and have been present in the United States for 183 days or more in the taxable year of such exchange and certain other conditions are met.

Passive Foreign Investment Company

A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is “passive income”; or

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at least 50% of the value of its assets (generally determined based on a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income.

Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities transactions and from the sale or exchange of property that gives rise to passive income.  Assets that produce or are held for the production of passive income may include cash, even if held as working capital or raised in a public offering, marketable securities and other assets that may produce passive income.  In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Tufin’s status as a PFIC will depend on the nature and composition of its income and the nature, composition and value of its assets from time to time.  The 50% passive asset test described above generally is based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of Tufin’s ordinary shares, which may be volatile.  If Tufin is a controlled foreign corporation, as defined under Section 957(a) of the Code (a “CFC”) and not publicly traded for the relevant taxable year, however, the test shall be applied based on the adjusted tax bases of its assets.

Certain Treasury Regulations published on January 15, 2021 (the “New Regulations”) modify certain of the rules described above.  Such modifications include, for example, permitting asset value to be determined more frequently than on a quarterly basis and treating a non-U.S. corporation as publicly traded for a taxable year if the stock of such corporation is publicly traded, other than in de minimis quantities, for at least twenty trading days during such taxable year.  The New Regulations generally apply to taxable years of shareholders beginning on or after January 14, 2021.  U.S. holders should consult their tax advisors regarding the impact and applicability of the New Regulations, including the option to apply the New Regulations to open taxable years beginning before January 14, 2021.  Previously, certain proposed Treasury Regulations published on July 11, 2019 (the “Proposed Regulations”) generally would have required the assets of a non-U.S. corporation to be determined on the basis of value (rather than adjusted tax basis) for a taxable year if such corporation were publicly traded for a majority of the days during such taxable year, even if such corporation were a CFC.  Taxpayers generally were permitted to choose whether or not to apply the Proposed Regulations to open taxable years, provided (if they chose to apply them) they applied them consistently and in their entirety.

If the Proposed Regulations or the New Regulations are applied to the determination of whether we are a PFIC for the taxable year ending December 31, 2019 (the year of Tufin’s initial public offering), then based on our determination that Tufin ordinary shares are properly treated as being publicly traded under the rules therein for such taxable year and our estimates of the fair market values of Tufin’s assets and the nature and composition of Tufin’s income, we believe that Tufin should not be classified as a PFIC in such taxable year. Based on our determination that Tufin ordinary shares are also properly treated as being publicly traded for the taxable years ended December 31, 2020 and December 31, 2021, and our estimates of the fair market values of Tufin’s assets and the nature and composition of Tufin’s income, we believe that Tufin should not be classified as a PFIC in such taxable years.  However, we believe that Tufin may be classified as a PFIC in one or more taxable years prior to 2019.  Because PFIC status is based on Tufin’s income, assets and activities for the entire taxable year, it is not possible to determine whether Tufin will be classified as a PFIC for the current taxable year until after the close of the taxable year.  These determinations are, however, subject to uncertainty.  In particular, the determination of whether Tufin is, or will be, a PFIC for any taxable year depends, in part, on the application of complex U.S.  federal income tax rules, which are subject to differing interpretations.  It is possible that the IRS will disagree with the interpretation on which our belief about Tufin’s PFIC status is based, and no ruling from the IRS concerning Tufin’s PFIC status has been obtained or is currently planned to be requested.  Accordingly, no assurances can be made regarding Tufin’s PFIC status in any taxable year. Our U.S.  counsel expresses no opinion with respect to Tufin’s PFIC status for any taxable year, and also expresses no opinion with respect to our predictions or past determinations regarding Tufin’s PFIC status in the past or in the future.

If you are a U.S. holder and if Tufin has been classified as a PFIC for any taxable year or portion thereof that is included in your holding period, then subject to the discussion below, any gain realized on the exchange of your Tufin ordinary shares in connection with the merger generally will be treated as ordinary income and will be subject to tax as if  (a) the gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal tax rate for such year in effect for individuals or corporations, as applicable (other than income allocated to (i) the current taxable year or (ii)  any taxable year (a) before Tufin became a PFIC or (b) after Tufin ceased to be a PFIC and a “deemed sale” election was made (as described below) with respect to any Tufin ordinary shares held while Tufin was a PFIC, in each case, which would be subject to tax at such U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years, which interest charge is not deductible by non-corporate U.S. holders.

If Tufin is a PFIC for any taxable year during which a U.S. holder holds Tufin ordinary shares, then with respect to such Tufin ordinary shares held while Tufin was a PFIC, Tufin must generally continue to be treated as a PFIC by such U.S. holder for all succeeding taxable years during which such U.S. holder holds such Tufin ordinary shares, unless Tufin ceased to meet the requirements for PFIC status and such U.S. holder made a “deemed sale” election with respect to such Tufin ordinary shares.  After the deemed sale election, a U.S. holder’s Tufin ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC, unless Tufin subsequently again became a PFIC.  Each U.S. holder is strongly urged to consult its tax advisors as to the possibility and consequences of making a deemed sale election as we believe Tufin may have ceased to be a PFIC in 2019 if Tufin were previously classified as such.

If Tufin is a PFIC for any taxable year during which a U.S. holder holds Tufin ordinary shares and any of Tufin’s non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above with respect to its indirect disposition of shares of the lower-tier PFIC.  Each U.S. holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of Tufin’s subsidiaries.

The tax consequences that would apply if Tufin were a PFIC in any taxable year would be different from those described above if a valid, timely “mark-to-market” election is in effect for a U.S. holder with respect to its Tufin ordinary shares.  If Tufin is a PFIC for the taxable year in which the merger is effected and a U.S. holder has made a valid, timely mark-to-market election with respect to its Tufin ordinary shares, any gain such U.S. holder recognizes on the exchange of its Tufin ordinary shares in connection with the merger will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.  Any loss recognized in excess of the net amount previously included as income as a result of the mark-to-market election generally will be capital loss and will be long-term capital loss if Tufin ordinary shares have been held for more than one year.  The deductibility of capital losses is subject to limitations.  A U.S. holder’s tax basis in its Tufin ordinary shares would be adjusted to reflect the amount included in gross income or allowed as a deduction because of other income or loss inclusions as a result of such mark-to-market election.  Although a mark-to-market election does not apply to Tufin ordinary shares for any taxable year during which Tufin is not a PFIC, such election will remain in effect with respect to any subsequent taxable year in which Tufin is a PFIC.  U.S. holders should consult their tax advisors regarding the application of the mark-to-market election under their particular circumstances.

If a U.S. holder has made a valid, timely qualified electing fund (“QEF”) election with respect to its Tufin ordinary shares, the tax consequences that would apply if we were a PFIC in any taxable year would be different than described above.  In general, if a U.S. holder makes a valid, timely QEF election, it is subject to the following rules: (a) such U.S. holder will include in its income in each of its taxable years in which or with which a taxable year of Tufin ends its pro rata share of Tufin’s net capital gain (as long-term capital gain) and ordinary earnings (as ordinary income), regardless of whether Tufin distributed such net capital gain or ordinary earnings to such U.S. holder; (b) such U.S. holder’s tax basis in its Tufin ordinary shares will be increased by the amount of such income inclusions; (c) distributions of previously included earnings and profits will not be taxable to such U.S. holder; (d) such U.S. holder’s tax basis in its Tufin ordinary shares will be decreased by the amount of such distributions; and (e) any gain such U.S. holder recognizes on the exchange of its Tufin ordinary shares in connection with the merger will be treated as capital gain or loss.

A QEF election applies to the taxable year for which such QEF election is timely made and to all subsequent taxable years, unless such QEF election is invalidated or terminated or the IRS consents to revocation of such QEF election.  If a U.S. holder made a QEF election in any taxable year in which Tufin is classified as a PFIC and, in a subsequent taxable year, Tufin ceased to be a PFIC, the QEF election will remain in effect (although it will not be applicable) during those taxable years in which Tufin is not classified as a PFIC (and would again be applicable in taxable years in which Tufin is classified as a PFIC).

A QEF election is made on a shareholder-by-shareholder basis and may be revoked only with the consent of the IRS.  A U.S. holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year of such U.S. holder to which the election relates.  If a U.S. holder owns PFIC stock indirectly through another PFIC, separate QEF elections must be made for the PFIC in which such U.S. holder is a direct shareholder and the lower-tier PFIC for the QEF rules to apply to both PFICs.

Retroactive QEF elections generally may be made only by filing a protective statement with a U.S. holder’s U.S. federal income tax return and if certain other conditions are met or with the consent of the IRS.  U.S. holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

To comply with the requirements of a QEF election, a U.S. holder must receive a PFIC annual information statement from Tufin.  Tufin will use commercially reasonable efforts to make available to U.S. holders such information with respect to Tufin as is necessary for U.S. holders to make QEF elections with respect to Tufin for any taxable year in which Tufin determines that it is classified as a PFIC.  Tufin may elect to provide such information on its website.  U.S. holders should consult their tax advisors regarding the application of the QEF election under their particular circumstances.

Each U.S. holder who is a shareholder of a PFIC must file an annual information report on IRS Form 8621 containing such information as the U.S. Treasury Department may require.  The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE POTENTIAL APPLICATION OF THE PFIC RULES TO THE RECEIPT OF CASH PURSUANT TO THE MERGER.

Medicare Tax

U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to an additional 3.8% net investment income tax on any capital gains arising from the exchange of their Tufin ordinary shares pursuant to the merger.  U.S. holders are urged to consult their tax advisers regarding the application of the net investment income tax to them as a result of the merger.

Backup Withholding

If you are a U.S. holder, the payment of cash pursuant to the merger in exchange for Tufin ordinary shares may be subject to information reporting and backup withholding, at applicable rates.  Backup withholding will not apply, however, to a U.S. holder who (a) furnishes a current taxpayer identification number and certifies that the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, or (b) is otherwise exempt from backup withholding.  If a U.S. holder does not provide its correct taxpayer identification number on IRS Form W-9 or a substantially similar form, such holder may be subject to penalties imposed by the IRS.  Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against such U.S. holder’s U.S. federal income tax liability, provided that such holder furnishes the required information to the IRS.  The backup withholding tax rate is currently 24%.

Information returns may be required to be filed with the IRS in connection with, and a non-U.S. holder may be subject to backup withholding on amounts received in respect of, a non-U.S. holder’s exchange of Tufin ordinary shares, unless such non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the non-U.S. holder otherwise establishes an exemption.

THE FOREGOING DISCUSSION IS NOT INTENDED TO BE LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER.  TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO TUFIN SHAREHOLDERS WILL DEPEND ON THEIR PARTICULAR SITUATION.  TUFIN SHAREHOLDERS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGE IN SUCH TAX LAWS.

 Certain Material Israeli Tax Consequences

The following is a summary discussion of certain Israeli tax considerations in connection with the merger.  The following summary is presented for general information purposes only and is based upon current Israeli tax law.  No assurance can be given that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively.  This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of Tufin ordinary shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

Tax matters are very complicated, and the Israeli tax consequences of the merger to Tufin shareholders will depend on their particular situation.  You are encouraged to consult your tax advisors regarding the specific Israeli tax consequences of the merger applicable to you, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws.  This discussion is not intended to be a complete analysis or description of all potential tax consequences of the merger.

In general, under the Israeli Income Tax Ordinance (New Version) 1961, as amended (the “Ordinance”), capital gain tax is imposed on the disposition of capital assets by an Israeli resident, and on the disposition of such assets by a non-Israel resident if those assets are either (a) located in Israel, (b) are shares or a right to a share in an Israeli resident corporation or (c) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available under the Israeli tax rules or a treaty for the prevention of double taxation between Israel and the transferor’s country of residence provides otherwise (subject to the receipt in advance of a valid certificate from the ITA allowing for an exemption).

Under the Ordinance and regulations promulgated thereunder, the tax rate applicable to real capital gains (after adjustment for inflation surplus) derived from the disposition of Tufin ordinary shares in the merger is 25% for individuals, unless such shareholder claims a deduction for certain financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%.  Additionally, if such individual is considered a “Significant Shareholder” at any time during the 12-month period preceding such disposition the tax rate will be 30%.  A “Significant Shareholder” is, generally, a shareholder who holds directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, at least 10% of any means of control (including, among other things, the right to receive profits of Tufin, voting rights, the right to receive Tufin’s liquidation proceeds and the right to appoint a director) in Tufin.  Israeli law distinguishes between real capital gain and inflationary surplus.  Please consult with your tax advisor as to the method you should use to determine the inflationary surplus.  The real capital gain is the excess of the total capital gain over the inflationary surplus.  Real capital gains derived by companies are generally taxed at the ordinary corporate tax rate (the ordinary corporate tax rate in Israel in 2022 and thereafter is 23%).  The foregoing tax rates will not apply to individual shareholder dealing in securities or to an individual shareholder for whom such income is otherwise taxable as ordinary business income, currently, at a rate of 23% for corporations and a marginal tax rate of up to 47% for individuals.  Additional tax of 3%, shall be imposed on individuals whose annual taxable income exceeds a certain threshold (NIS 663,240 for 2022).

Under the Treaty, Israeli capital gains tax generally will not apply to the disposition of shares of an Israeli company by a U.S. holder who is entitled to claim the benefits afforded to such a resident by the Treaty (a “U.S. Treaty Resident”) and holds the shares as a capital asset.  However, such exemption will not apply if  (a) the U.S. Treaty Resident has held, directly or indirectly, shares representing 10% or more of the voting power in Tufin during any part of the 12-month period preceding the disposition, subject to specified conditions, (b) the capital gains from such disposition may be attributed to a permanent establishment of such U.S. Treaty Resident maintained in Israel; (c) the seller, being an individual, is present in Israel for a period or periods of 183 days or more in the aggregate at the taxable year; (d) the capital gains arising from such sale, exchange or disposition is attributed to real estate located in Israel; or (e) the capital gains arising from such sale, exchange or disposition is attributed to royalties.  In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the Treaty, a U.S. Treaty Resident would generally be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.  Eligibility to benefit from tax treaties is conditioned upon the holder of Tufin ordinary shares presenting a valid certificate from the ITA providing for such an exemption prior to the applicable payment for such shares.

In addition, Israeli law generally exempts non-residents of Israel (whether an individual or a corporation) from Israeli capital gains tax on the sale of shares traded on certain stock exchanges, such as the NYSE provided, among other things, that (a) such gains were not derived from a permanent business or business activity that the non-Israeli resident maintains in Israel, and (b) such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985; (c) the shares were purchased by the seller following the listing of the company in the stock exchange.  These provisions dealing with capital gain are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.  A non-Israeli corporation will not be entitled to the foregoing exemptions if an Israeli resident or Israeli residents (x) hold more than 25% of any means of control in such non-Israeli corporation or (y) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.  Tufin shareholders who acquired their Tufin ordinary shares prior to Tufin’s initial public offering in April 2019 and who do not qualify for an exemption from Israeli capital gains tax under the Ordinance or an applicable tax treaty to which the State of Israel is a party, including the Treaty (which exemption requires the receipt in advance of a valid certificate from the ITA providing for such an exemption), may be subject to Israeli capital gains tax on the disposition of their Tufin ordinary shares in the merger.  Such shareholders should consult their tax advisors regarding the tax consequences of the merger to them.

Buyer and Tufin have agreed to request certain tax rulings from the ITA, as follows:

•
The first tax ruling (if obtained) shall provide, among others, that the cancellation of, and the consideration paid to the 102 trustee with respect to, the section 102 securities in accordance with the merger agreement, will not result in a violation of the requirements under section 102 of the Ordinance, and that the statutory holding period applied with respect to section 102 securities will not recommence as a result of the merger, in order to preserve preferential tax treatment under Section 102 of the Ordinance.  Such tax ruling, if obtained, shall be subject to various terms and conditions (inter alia, that the consideration payable with respect to section 102 securities shall be held by the 102 trustee at least until the lapse of the two year period from the date of issuance of the respective 102 options or 102 RSUs, as applicable) and shall not apply to 102 securities issued up to 90 days prior to the execution of the merger agreement (April 5, 2022).

•
The second tax ruling (if obtained) shall provide, among others, that the ITA either exempts payments to be made to eligible brokers or financial institutions from any obligation to withhold Israeli tax at source or provides that no such obligation exists, or otherwise provides detailed instructions on how such withholding at source is to be executed in connection with the merger.  In addition, such a tax ruling (if obtained) shall confirm that non-Israeli shareholders that purchased their Tufin ordinary shares on or after April 9, 2019 (the date on which Tufin listed its shares on the NYSE) and hold less than 5% of the outstanding Tufin ordinary shares will be exempted from withholding to the extent that such shareholders will provide the paying agent with certain declarations and supporting documents (e.g., copy of passport) regarding their residency and the date on which the shares were purchased.  In addition, shareholders which their consideration exceeds certain threshold may be required to provide certain additional supporting documents.  Such a tax ruling is also expected to include a process for exempting non Israeli holders of Tufin Options and Tufin RSUs from Israeli withholding tax.  We cannot assure you that our application will be accepted, or that the application will be accepted in accordance with the conditions described in this proxy statement.  Pursuant to the merger agreement, the paying agent, the 102 Trustee, the company and the Buyer are entitled to deduct and withhold from any consideration payable in the merger such amounts as may be required to be deducted or withheld therefrom under the Ordinance and regulations promulgated thereunder, subject to providing the paying agent or Buyer a certificate issued by the ITA providing for a specific exemption or reduction with respect to Israeli tax withholding.

No assurance can be made that any of the requests made in the tax ruling request will be granted by the ITA.

Accounting Treatment of the Merger

In accordance with U.S. generally accepted accounting principles, Buyer will account for the merger using the acquisition method of accounting pursuant to the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805 - Business Combinations.

Regulatory Matters

In considering the various conditions that must be satisfied prior to the completion of the merger, Tufin specifically considered the various regulatory filings and approvals that would be necessary to complete the merger, including receipt of the regulatory approvals referred to below.  Tufin and Buyer have agreed to work towards receipt of all required regulatory approvals.

Antitrust Filing under the HSR Act

Under the HSR Act, certain transactions, including the merger, may not be consummated unless certain waiting period requirements have expired or been early terminated.  Pursuant to the requirements of the HSR Act, the required Notification and Report Forms with respect to the merger were filed with the Antitrust Division of the DOJ (the “Antitrust Division”) and the FTC, on April 20, 2022.  The initial 30-calendar day waiting period with respect to the merger commenced on April 20, 2022 and is set to expire on May 20, 2022 unless extended.

If, within the initial 30-calendar day waiting period, either the Antitrust Division or the FTC requests additional information and documentary material concerning this merger, the waiting period will be extended and will expire at 11:59 p.m. Eastern Time on the 30th calendar day after the date both parties substantially comply with that request, unless the waiting period is earlier terminated by the FTC or the Antitrust Division.  If the 30th day falls on a weekend or federal holiday, the waiting period will expire on the next business day.  The parties may also negotiate a timing agreement with the FTC or the Antitrust Division in which the parties would agree not to consummate this merger before a specific date.

At any time before or after this merger is completed, any of the Antitrust Division, the FTC or private parties (including individual states) may bring legal actions under the antitrust laws.  Tufin does not believe that the consummation of the merger will result in a violation of any applicable antitrust laws, subject to the parties obtaining those regulatory approvals that are required.  However, there can be no assurance that a challenge to the merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be.  The expiration or early termination of the waiting period under the HSR Act, or receipt of approval of the merger following a legal action under U.S. antitrust laws, is a condition to the closing of the merger.

Foreign Investment Filings

Tufin and Buyer have agreed under the merger agreement to file with the applicable governmental authorities the requisite foreign investment filings in France, Germany, and Romania as promptly as reasonably practicable after April 5, 2022, and in any event before the expiration of any applicable legal deadlines.

1.
French Foreign Investment Approval.  The French Ministry of Economic, Finance and Recovery shall have either (i) delivered a decision which, pursuant to articles L. 151-3 et seq. and R. 151-1 et seq. of the French Code Monétaire et Financier, authorizes the consummation of the Merger or (ii) confirmed in writing that the Merger does not fall within the scope of articles L.151-3 et seq. and R. 151-1 et seq. of the French Code Monétaire et Financier.

2.
German Foreign Investment Approval.  The German Ministry of Economics and Energy (Bundesministerium für Wirtschaft und Klimaschutz - “BMWK”); (i) having cleared the Transactions pursuant to the Foreign Trade and Payments Ordinance (Außenwirtschaftsverordnung - “AWV”) in connection with the Foreign Trade and Payments Act (Außenwirtschaftsgesetz - “AWG”); or (ii) having granted a certificate of non-objection pursuant to Sec.  58 para. 1 AWV; or (iii) having declared in writing that it will not open an in-depth review period; or (iv) the applicable review periods pursuant to the AWV in connection with the AWG having expired or elapsed without the BMWK having delivered a decision to either open formal review proceedings under the AWV or to prohibit the Transactions.

3.
Romanian Foreign Investment Approval.  If a review of the Transactions by the Romanian Competition Council is not required, (a) Parent notifies the Transactions to CSAT (via the Romanian Competition Council) and (1) CSAT confirms (via the Competition Council), in essence, that it has not identified until that date elements concerning the Transactions that would be likely to give rise to risks to national security; or (2) if the Transactions are considered for review from a state defense perspective, the parties are notified that a decision to propose the prohibition the Transactions to the Romanian Government was not taken following the relevant review of the Transactions by CSAT from a state defense perspective, or (b) the above is applied mutatis mutandis in relation to the relevant foreign direct investment authority, in accordance with the provisions (as applied in practice) of any newly enacted foreign investment or national security laws, rules and regulations to become effective in Romania, which may become applicable to the Transactions.

Israeli Companies’ Registrar

Each of Tufin and Merger Sub is required to file with the Israeli Companies’ Registrar a merger proposal setting forth specified details with respect to the merger, within three days of calling the special general meeting to approve the merger.  Tufin and Merger Sub have filed the required merger proposals with the Israeli Companies’ Registrar.

After the shareholders’ vote, each of Tufin and Merger Sub must file a notice with the Israeli Companies’ Registrar regarding the approval of the merger by the Tufin shareholders no later than three business days after the date on which such approval is received.  Merger Sub has filed the required notice regarding the approval of the merger by the sole shareholder of Merger Sub.

Assuming that the shareholders of Tufin approve the merger proposal (and all the other conditions set forth in the merger agreement have been satisfied) and that all of the statutory procedures and requirements have been complied with, including the submission of all required approvals to the Israeli Companies’ Registrar, and so long as least 30 days have elapsed after the approval of the merger by the Tufin shareholders and at least 50 days have passed from the date of the filing of the merger proposals with the Israeli Companies’ Registrar, the merger will become effective upon the issuance of a certificate of merger following a request by Tufin and Merger Sub, and upon request the Israeli Companies’ Registrar will be required to register the merger in the Israeli Companies’ register.

Israeli Tax Rulings

Buyer and Tufin have agreed to request certain rulings from the Israeli Tax Authority.  See “—Certain Material U.S. and Israeli Income Tax Consequences—Certain Material Israeli Tax Consequences.”

Notice to Creditors

Pursuant to the Companies Law, a notification of the merger must be sent to the secured creditors of each merging company within three days after the applicable merging company’s merger proposal was filed with the Israeli Companies’ Registrar.  Non-secured creditors must be informed of the merger by publication in two daily newspapers in Israel on the day that the applicable merger proposal is submitted to the Israeli Companies’ Registrar and, with respect to Tufin, in one daily newspaper in New York within three days of the date that Tufin’s merger proposal is submitted to the Israeli Companies’ Registrar.  Both merging companies have notified their respective creditors of the merger in accordance with these requirements, to the extent applicable.  Both merging companies have also notified the Israeli Companies’ Registrar of the notices given to their respective creditors.

THE MERGER AGREEMENT

The following is a summary of certain material provisions of the merger agreement.  The descriptions in this summary are not complete and do not purport to describe all of the terms of the merger agreement and may not contain all of the information that is important to you.  The following summary is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A to this proxy statement and incorporated by reference herein.  You are urged to read the merger agreement carefully and in its entirety because it is the legal document that governs the merger.  This section entitled “The Merger Agreement” is not intended to provide you with any factual information about us.  Such information can be found elsewhere in this proxy statement and in the public filings we make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 97 of this proxy statement.

Explanatory Note Regarding the Merger Agreement

The below summary of the merger agreement has been provided solely to inform you of its terms.  The rights and obligations of Tufin, Buyer and Merger Sub are governed by the express terms of the merger agreement and not by this summary or any other information contained in this proxy statement.  The merger agreement contains customary representations and warranties that Tufin, Buyer and Merger Sub made to each other as of specific dates.  The assertions embodied in those representations and warranties were made solely for purposes of the merger agreement among Tufin, Buyer and Merger Sub and may be subject to important qualifications and limitations not reflected in the text of the merger agreement agreed to by Tufin, Buyer and Merger Sub in connection with the negotiated terms of the merger agreement.  In addition, some of those representations and warranties may not be accurate or complete as of any specified date, may change after the date of the merger agreement, may be subject to a contractual standard of materiality different from those generally applicable to shareholders or may have been used for purposes of allocating risk among Tufin, Buyer and Merger Sub rather than establishing matters as facts.  Investors and security holders are not third-party beneficiaries under the merger agreement and you should not rely on the covenants in the merger agreement as actual limitations on the respective businesses of Tufin, Buyer and Merger Sub, because the parties may take certain actions that are either expressly permitted in the confidential disclosure letter to the merger agreement or as otherwise consented to by the appropriate party, which consent may be given without prior notice to the public.  The merger agreement is described below, and included as Annex A, only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding Tufin, Buyer, Merger Sub or their respective businesses.  For the foregoing reasons, you should not read the representations and warranties given by the parties in the merger agreement or any description of the merger agreement as characterizations of the actual state of facts or conditions of Tufin, Buyer, Merger Sub or any of their respective subsidiaries or affiliates.

The Merger

Upon the terms and subject to the conditions of the merger agreement, and in accordance with Israeli law, at the effective time of the merger, Merger Sub, a wholly owned subsidiary of Buyer, will be merged with and into Tufin and, as a result of the merger, the separate corporate existence of Merger Sub will cease and Tufin will continue as the surviving company and will (a) become a wholly owned subsidiary of Buyer, (b) continue to be governed by the laws of the State of Israel, (c) maintain a registered office in the State of Israel and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and Tufin in accordance with the Companies Law.  The merger will be effected by way of a statutory merger pursuant to Sections 314-327 of the Companies Law, which requires, among other things, the approval of a simple majority of votes present or represented by proxy at a special general meeting of Tufin’s shareholders, excluding abstentions and broker non-votes and excluding the voting power of any Tufin ordinary shares that are held by Merger Sub or Buyer.

Closing and Effective Time of the Merger

Unless otherwise agreed upon in writing by Tufin, Buyer and Merger Sub or unless the merger agreement is terminated in accordance with its provisions, the closing of the merger will take place on the date that is five business days after the satisfaction or waiver (to the extent permitted under the merger agreement) of the last to be satisfied or waived of the conditions precedent set forth in the merger agreement and described in the section entitled “—Conditions to the Closing of the Merger” beginning on page 86 of this proxy statement (other than those conditions that by their terms are to be satisfied at the closing of the merger, but subject to the satisfaction or waiver of those conditions (as permitted under the merger agreement)).  The merger will become effective upon the issuance by the Israeli Companies’ Registrar of the certificate of merger in accordance with Section 323(5) of the Companies Law (such time, the “effective time” of the merger).

Articles of Association; Directors and Officers

At the effective time of the merger, the articles of association of Tufin will be amended and restated so that they read in their entirety as set forth in Exhibit A in the merger agreement, and, as so amended, will be the articles of association of the surviving company, until thereafter amended in accordance with their terms, and as provided by applicable law.  The members of the board of directors of Merger Sub immediately prior to the effective time of the merger will be, from and after the effective time of the merger, the members of the board of directors of the surviving company, and the officers of Merger Sub immediately prior to the effective time of the merger shall, from and after the effective time of the merger, be the officers of the surviving company, in each case to hold office until the earlier of their respective death, resignation or removal or until their respective successors are duly elected, designated and qualified.

The Merger Consideration and the Conversion of Share Capital

At the effective time of the merger, unless otherwise mutually agreed by the parties to the merger agreement and the applicable holder, by virtue of the merger and without any action on the part of Tufin, Buyer, Merger Sub or the holders of any Tufin ordinary shares, each Tufin ordinary share outstanding immediately prior to the effective time of the merger (other than Tufin ordinary shares held as treasury stock of Tufin or owned by Buyer, Merger Sub or any direct or indirect wholly owned subsidiary of Buyer or Merger Sub, in each case as of immediately prior to the effective time of the merger (“Owned Tufin Shares”), which such Owned Tufin Shares will be canceled and extinguished without any conversion or consideration paid in respect thereof) will be cancelled and extinguished and automatically converted into and represent the right to receive $13.00 in cash without any interest thereon less applicable withholding taxes.

Each ordinary share of Merger Sub outstanding immediately prior to the effective time of the merger will be automatically converted into one ordinary share of the surviving company.

Each redeemable share of Merger Sub outstanding immediately prior to the effective time of the merger will be automatically converted into one share of the surviving company.

Treatment of Equity Awards

At the effective time of the merger, by virtue of the merger and without any action on the part of Buyer, Merger Sub, Tufin or the holder thereof, each option to acquire Tufin ordinary shares (each, a “Tufin Option”) that is vested, outstanding and unexercised immediately prior to the effective time of the merger (including any Tufin Option that vests pursuant to its terms in connection with the consummation of the merger), will be automatically canceled in exchange for the right to receive an amount in cash equal to the product of  (a) the excess of  $13.00 over the exercise price per Tufin ordinary share of such Tufin Option, and (b) the number of Tufin ordinary shares covered by such Tufin Option immediately prior to the effective time of the merger, less applicable withholding taxes (the “Option Consideration”).

At the effective time of the merger, by virtue of the merger and without any action on the part of Buyer, Merger Sub, Tufin or the holder thereof, each Tufin Option (other than a Tufin Option held by a non-employee director of Tufin) that is outstanding immediately prior to the effective time of the merger and that is scheduled to vest after the closing date of the merger (as of immediately prior to the effective time of the merger), will be automatically canceled and converted into a contingent right to receive an amount in cash (without interest) (“Contingent Cash Award”) equal to the Option Consideration with respect to such Tufin Option.  Such Contingent Cash Award will (A) in the case of any portion of such Contingent Cash Award relating to a Tufin Option that would have otherwise vested on or prior to December 31, 2022, vest and become payable pursuant to the same vesting schedule applicable to the Tufin Option from which it was converted, subject to the holder’s continued employment with or service to Buyer and its affiliates (including the surviving company and its subsidiaries) though the applicable vesting dates, and (B) in the case of any portion of such Contingent Cash Award relating to a Tufin Option that would have otherwise vested following December 31, 2022, vest and become payable as of the June 30th or December 31st immediately preceding the original vesting date (each, an “accelerated vesting date”) applicable to such Tufin Option, subject to the holder’s continued employment with or service to Buyer and its affiliates (including the surviving company and its subsidiaries) through the applicable accelerated vesting date.  Except as set forth above, each such Contingent Cash Award will remain subject to the same terms and conditions as were applicable to the Tufin Option from which it was converted immediately prior to the effective time of the merger (except for any terms rendered inoperative by reason of the transactions contemplated by the merger agreement or other ministerial changes).

At the effective time of the merger and without any action on the part of Buyer, Merger Sub, Tufin or the holder thereof, each Tufin Option held by a non-employee director of Tufin that is unvested and outstanding immediately prior to the effective time of the merger will, in each case, be canceled and converted into the right to receive an amount in cash, without interest, equal to the Option Consideration with respect to such Tufin Option.

Notwithstanding the foregoing, at the effective time of the merger and without any action on the part of Buyer, Merger Sub, Tufin or the holder thereof, any Tufin Option (vested or unvested) that has a per share exercise price that is equal to or greater than $13.00 will be automatically canceled for no consideration.

At the effective time of the merger, by virtue of the merger, and without any action on the part of Buyer, Merger Sub, Tufin or the holder thereof, each restricted stock unit award (each, a “Tufin RSU”) that is vested and outstanding immediately prior to the effective time of the merger will be automatically canceled in exchange for the right of the holder thereof to receive a cash payment equal to the product of  (a) $13.00 and (b) the number of Tufin ordinary shares covered by such Tufin RSU, less applicable withholding taxes (the “RSU Consideration”).

At the effective time of the merger, by virtue of the merger, and without any action on the part of Buyer, Merger Sub, Tufin or the holder thereof, each (i) Tufin RSU (other than a Tufin RSU held by a non-employee director of Tufin) that is outstanding and unvested immediately prior to the effective time of the merger, and (ii) potential award of Tufin RSUs that has been promised but not granted to an individual pursuant to a written agreement entered into prior to the consummation of the merger (each, a “Deemed RSU”), will, in each case, be automatically canceled and converted into a contingent right to receive a Contingent Cash Award equal to the RSU Consideration with respect to such Tufin RSU or Deemed RSU.  Such Contingent Cash Award will (A) in the case of any portion of such Contingent Cash Award relating to a Tufin RSU or Deemed RSU that would have otherwise vested on or prior to December 31, 2022, vest and become payable pursuant to the same vesting schedule applicable to the Tufin RSU or Deemed RSU from which it was converted, subject to the holder’s continued employment with or service to Buyer and its affiliates (including the surviving company and its subsidiaries) though the applicable vesting dates and (B) in the case of any portion of such Contingent Cash Award relating to a Tufin RSU or Deemed RSU that would have otherwise vested following December 31, 2022, vest and become payable as of the applicable accelerated vesting date, subject to the holder’s continued employment with Buyer and its affiliates (including the surviving company and its subsidiaries) through the applicable accelerated vesting date.  Except as set forth above, each such Contingent Cash Award will remain subject to the same terms and conditions as were applicable to the Tufin RSU or Deemed RSU from which it was converted immediately prior to the effective time of the merger (except for any terms rendered inoperative by reason of the transactions contemplated by the merger agreement or other ministerial changes).

At the effective time of the merger, each Tufin RSU held by a non-employee director of Tufin that is unvested and outstanding immediately prior to the effective time of the merger will, in each case, without any action on part of Buyer, Merger Sub, Tufin or the holder thereof, automatically be canceled and converted into the right to receive an amount in cash, without interest, equal to the RSU Consideration with respect to such RSU award.

Paying Agent; Exchange Fund; Payment Procedures

Prior to the closing date of the merger, Buyer will select a transfer agent or such other bank or trust company, reasonably acceptable to Tufin, to act as the paying agent for the merger and enter into an agreement with the paying agent in form and substance reasonably acceptable to Tufin and, to the extent required pursuant to the provisions of certain withholding tax rulings under Israeli law, Buyer will also select a withholding agent to assist, among other things, in obtaining any requisite residency certificate and/or other declaration for Israeli tax withholding purposes, and/or a valid tax certificate issued by the ITA, as applicable, and enter into an agreement with the withholding agent in a form reasonably satisfactory to Tufin.  The surviving company (or, in the event of termination of the merger agreement, Buyer) is responsible for all fees and expenses of the paying agent and withholding agent.

At or prior to the closing, Buyer must deposit, or cause to be deposited, with the paying agent, for payment to the holders of Tufin ordinary shares (excluding Tufin ordinary shares issued upon exercise of options granted under Section 102(b)(2) and 102(b)(3) of the Ordinance (such options referred to as “102 Options”) or vesting of RSUs granted under Section 102(b)(2) and 102(b)(3) of the Ordinance (referred to as “102 RSUs,” and such shares issued upon the exercise of 102 Options and vesting of 102 RSUs, referred to as “102 Shares”), in respect of which payment will be transferred directly to the trustee appointed by Tufin in accordance with the provisions of the Ordinance (the “102 Trustee”)), an amount of cash equal to the aggregate merger consideration which holders of Tufin ordinary shares are entitled to receive pursuant to the merger agreement (the “Exchange Fund”).  The Exchange Fund will be invested by the paying agent, as directed by the Buyer or the surviving company in (i) obligation of or guaranteed by the United States, (ii) commercial paper obligation rated A-1 or P-1 or better by the applicable ratings agency or (iii) certificates of deposit or similar.  To the extent that the Exchange Fund diminishes for any reason below the level required for the paying agent to promptly pay the cash amounts to such holders of Tufin ordinary shares, Buyer will, or will cause the surviving company to, promptly replace or restore the amount of cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times fully available for distribution and maintained at a level sufficient for the paying agent to the make the payments contemplated by the merger agreement.  Any income from investment of the Exchange Fund will be payable to Buyer or the surviving company, as Buyer directs.

Promptly following the effective time of the merger (and in any event within three business days following the effective time of the merger), Buyer and the surviving company will cause the paying agent to mail to each holder of record (as of immediately prior to the effective time of the merger) of (i) a certificate or certificates representing outstanding Tufin ordinary shares as of immediately prior to the effective time of the merger (other than 102 Shares and Owned Tufin Shares); and (ii) uncertificated Tufin ordinary shares (other than 102 Shares and Owned Tufin Shares) (a) a letter of transmittal, (b) a declaration and/or a valid tax certificate in which the beneficial owner of Tufin ordinary shares provides certain information necessary for Buyer to determine whether any amounts need to be withheld from the merger consideration payable to such beneficial holder pursuant to the terms of the Ordinance, the Code or any provision of state, local, Israeli or foreign law, and (c) instructions for use in effecting the surrender of the certificates in exchange for the merger consideration, in exchange for the share price payable in respect thereof pursuant to the terms of the merger agreement.

Upon (i) surrender of certificates for cancellation to the paying agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto or (ii) receipt of an “agent’s message” by paying agent in the case of a book-entry transfer of uncertificated Tufin ordinary shares, the holders of such shares or book-entry shares will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of Tufin ordinary shares represented by such certificate; by (y) the per share price, less applicable withholding taxes, and each certificate Tufin ordinary share or uncertificated Tufin ordinary share held in a book-entry account so surrendered will be canceled.

Any merger consideration payable in respect of 102 Shares will be transferred by the paying agent to the 102 Trustee for the benefit of the beneficial owners thereof, and such portion of the Exchange Fund will be released by the 102 Trustee to the beneficial holders of such 102 Shares, in accordance with the requirements of the Ordinance and the option tax ruling (as defined below), if obtained.

Payment of the merger consideration in respect of Tufin ordinary shares may be made to a person other than the person in whose name the certificates representing the Tufin ordinary shares or uncertificated Tufin ordinary shares or Tufin ordinary shares held in a book-entry account so surrendered are registered in the stock transfer books or ledger of Tufin only if the certificate representing such Tufin ordinary shares or uncertificated Tufin ordinary shares or Tufin ordinary shares held in a book-entry account is properly endorsed and otherwise in proper form for surrender and transfer, and subject to Buyer’s general obligation to pay or cause to be paid transfer taxes, the person requesting such payment pays to Buyer any transfer taxes required to be paid by reason of the payment of the applicable merger consideration or establishes to the satisfaction of Buyer that such taxes have been paid or are otherwise not payable.

If any cash deposited with the paying agent is not claimed within one year following the effective time of the merger, such cash will be delivered to Buyer upon demand, subject to tax withholding, if required by applicable law, and any holders of Tufin ordinary shares that were issued and outstanding immediately prior to the merger who have not previously surrendered their certificates or uncertificated Tufin ordinary shares pursuant to the exchange procedures in the merger agreement may thereafter look only to Buyer, and subject to the terms of the merger agreement, Buyer will remain liable for payment of any such holder’s claim for merger consideration.  Any amounts remaining unclaimed by holders of any such certificates or uncertificated Tufin ordinary shares two years after the effective time of the merger, or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any governmental authority, will, to the extent permitted by applicable law, become the property of the surviving company free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

None of the paying agent, Buyer, Merger Sub, the surviving company or any other party to the merger agreement will be liable to a holder of Tufin ordinary shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

In the event that any certificate representing Tufin ordinary shares has been lost, stolen or destroyed, the paying agent will issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the per share price payable in respect thereof pursuant to the terms of the merger agreement.  Buyer or the paying agent may, in its discretion and as a condition precedent to the payment of such per share price, require the owners claiming such certificate to be lost, stolen or destroyed to deliver a bond in such amount as it may direct as indemnity against any claim that may be made against Buyer, the surviving company or the paying agent with respect to such alleged lost, stolen or destroyed certificate.

Required Tax Withholding

In general, each of the paying agent, the withholding agent, the Section 102 trustee, Buyer, Tufin, and their affiliates (each, a “Payor”) are entitled to deduct and withhold from any payments pursuant to the merger agreement such amounts as the applicable Payor reasonably determines are required by applicable tax law to be deducted or withheld therefrom.  To the extent that such amounts are so deducted, withheld and paid over to or deposited with the relevant governmental authority, such amounts will be treated for all purposes of the merger agreement as having been paid to the person to whom such amounts would otherwise have been paid.

The parties intend to comply with Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates) (the “Circular”), then, provided that an undertaking as required under Section 6.2.4.3 of the Circular is provided prior to the closing, (a) the Buyer shall not deduct or withhold any amount from the consideration transferred to the paying agent or the withholding agent for the purposes of withholding Israeli taxes; and (b) the payment of any consideration to any holder of shares (other than section 102 shares) shall be retained by the withholding agent for the benefit of such holder for a period of up to one hundred eighty (180) days from the closing date or an earlier date required in writing by such holder or as otherwise requested by the ITA (the “Withholding Drop Date”) and during which time, such holder may obtain or present to the paying agent or the withholding agent a Valid Withholding Certificate.  If no later than three (3) business days prior to the Withholding Drop Date a Valid Withholding Certificate is delivered to the paying agent or the withholding agent, the paying agent and the withholding agent shall act in accordance with the provisions of such Valid Withholding Certificate.  If such holder (i) does not provide paying agent or the withholding agent with a Valid Withholding Certificate, by no later than three (3) Business Days before the Withholding Drop Date, or (ii) submits a written request with paying agent or the withholding agent to release its portion of the consideration prior to the Withholding Drop Date and fails to submit a Valid Withholding Certificate at or before such time, then the amount to be withheld from such holder’s portion of the consideration shall be calculated according to the applicable withholding rate on the payment date.  In any event, if the withholding tax ruling (as further described under the “Certain Material Israeli Tax Consequences” chapter above) is obtained, the parties will act in accordance with such a ruling.

“Valid Withholding Certificate” means a valid certificate, ruling or any other written instructions regarding tax withholding, issued by the ITA in form and substance reasonably satisfactory to Buyer, that is applicable to the payments to be made pursuant to merger agreement stating that no withholding, or reduced rate of withholding, of Israeli tax is required with respect to such payments or providing other instructions regarding such payments or withholding.

 Any payments made to equity holders and holders of section 102 shares will be subject to deduction or withholding of Israeli tax on the fifteenth (15th) day of the calendar month following the month during which the closing of the merger occurs; unless the withholding tax ruling and the 102 tax ruling (with respect to holders of section 102 securities) (as further described under the “Certain Material Israeli Tax Consequences” chapter above) shall have been obtained before the fifteenth (15th) day of the calendar month following the month during which the closing of the merger occurs, and in such case, the Payor will act in accordance with the such rulings.

Representations and Warranties

The merger agreement contains representations and warranties of Tufin, Buyer and Merger Sub.

Some of the representations and warranties in the merger agreement made by Tufin are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the merger agreement, “Company Material Adverse Effect” means, with respect to Tufin, any change, event, effect, development, occurrence or circumstance that, individually or in the aggregate, is, has had, or would reasonably be expected to have a material adverse effect on (i) the ability of the Tufin or its Subsidiaries to perform their material obligations under the merger agreement, or to consummate the transactions or (ii) the business, assets, properties, condition (financial or otherwise) or results of operations of Tufin or its subsidiaries, taken as a whole, except that, solely with respect to clause (ii), no changes, events, effects or circumstances with respect to the following matters (by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur (subject to the limitations set forth below):

•	general economic conditions in Israel, the United States or any other country or region in the world, or changes in conditions in the global economy generally;

•
conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (i) changes in interest rates or credit ratings in the United States or any other country; (ii) changes in exchange rates for the currencies of any country; or (iii) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

•	general conditions, including labor conditions in the industries in which Tufin or its subsidiaries generally conduct their business;

•	regulatory, legislative or political conditions in the United States or any other country or region in the world;

•
geopolitical conditions, outbreak of hostilities, acts of war, sabotage, terrorism or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, terrorism or military actions) in the United States or any other country or region in the world;

•
earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, pandemics (including SARS-CoV-2 or COVID-19), any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks, epidemics or other outbreaks of diseases, quarantine restrictions, weather conditions and other force majeure events in the United States or any other country or region in the world (or escalation or worsening of any such events or occurrences, including, as applicable, subsequent wave(s));

•
resulting from the negotiation, execution, announcement, pendency, performance or consummation of the merger agreement or the transactions contemplated thereby, including the impact thereof on the relationships, contractual or otherwise, of Tufin or its subsidiaries with employees, suppliers, customers, partners, vendors or any other third person (except with respect to any representation or warranty contained in the merger agreement to the extent that such representation or warranty expressly addresses consequences resulting from the execution of the merger agreement or the consummation or pendency of the transactions contemplated thereby);

•
the taking of any action expressly required to be taken pursuant to the merger agreement or the failure to take any action expressly prohibited from being taken pursuant to the merger agreement; provided, however, that any action prohibited from being taken by the merger agreement will only be deemed expressly prohibited from being taken for purposes of this clause if Tufin has requested that Buyer consent to the taking of such action and Buyer unreasonably withholds, conditions or delays its consent with respect to such action;

•	arising from any action taken or refrained from being taken, in each case to which Buyer has expressly approved, consented to or requested in writing following the date of the merger agreement;

•
changes in U.S. Generally Accepted Accounting Principles or other accounting standards or in any applicable laws or regulations (or the official interpretation of any of the foregoing after the date of the merger agreement);

•
actions required or recommended to be taken by any quarantine, “shelter in place,” “stay at home,” social distancing, vaccination, shut down, closure, sequester, safety or similar law, directive, mandate, guidelines or recommendations promulgated by any governmental authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19 (“COVID-19 Measures”);

•
the price or trading volume of Tufin ordinary shares, in and of itself, or any change in and of itself, in the credit ratings or ratings outlook of Tufin or any of its subsidiaries.  It being understood that any cause of such change in price, trading volume, credit ratings or ratings outlook may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur;

•
any failure, in and of itself, by Tufin or its subsidiaries to meet (i) any public estimates or expectations of Tufin’s revenue, earnings or other financial performance or results of operations for any period; or (ii) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any cause of any such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur if not otherwise excluded in the definition of Company Material Adverse Effect);

•
the availability or cost of equity, debt or other financing to the guarantors under the merger agreement (the “guarantors”), Buyer, Merger Sub or the surviving company (it being understood that any cause of the unavailability of such financing that is related to Tufin or its subsidiaries may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur if not otherwise excluded under the merger agreement);

•
the identity of Buyer, Merger Sub or the respective affiliates of the foregoing (including the guarantors), or the communication by Buyer, Merger Sub or their respective affiliates regarding their plans or intentions with respect to Tufin or its subsidiaries; and

•
any legal proceeding commenced or threatened in writing against Buyer, Merger Sub or Tufin, or any of their subsidiaries or affiliates or otherwise relating to, involving or affecting such parties or any of their subsidiaries or affiliates, in each case in connection with, arising from or otherwise relating to or regarding the merger agreement or other transactions contemplated by the merger agreement, including any legal proceeding alleging or asserting any misrepresentation or omission in this proxy statement, any other communications to the Tufin stockholders, other than any legal proceedings among the guarantors, Buyer, Merger Sub and Tufin or with the agents, arrangers and lenders that provide or arrange the debt financing;

except, with respect to bullets 1-6 and 10-11 above, to the extent that such change, event, effect, development, occurrence or circumstance has had a disproportionate adverse effect on the Tufin and its Subsidiaries relative to other companies operating in the industry or industries in which the Tufin and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur.

In the merger agreement, Tufin has made customary representations and warranties to Buyer and Merger Sub that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement.  These representations and warranties relate to, among other things:

•	due organization, valid existence, good standing and authority and qualification to conduct business with respect to Tufin;

•
Tufin’s corporate power and authority to enter into and perform the merger agreement, the enforceability of the merger agreement and the absence of conflicts with laws, Tufin’s organizational documents and Tufin’s contracts;

•	the organizational documents of Tufin;

•	the necessary approval of the Board;

•	the rendering of J.P. Morgan’s opinion to the Board;

•	the necessary vote of shareholders in connection with the merger agreement;

•
the absence of any conflict, violation or material alteration of any organizational documents, existing contracts, applicable laws to Tufin or the resulting creation of any lien upon Tufin’s assets due to the performance by Tufin of the merger agreement;

•	required consents, approvals and regulatory filings in connection with the merger agreement and performance thereof;

•	the capital structure of Tufin;

•	the absence of any undisclosed exchangeable security, option, warrant or other right convertible into Tufin ordinary shares;

•	the SEC Reports of Tufin

•	the financial statements of Tufin

•
the absence of any undisclosed contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any of Tufin’s securities;

•	the subsidiaries of Tufin;

•	the accuracy and required filings of Tufin’s SEC filings and financial statements;

•	Tufin’s disclosure controls and procedures;

•	Tufin’s internal accounting controls and procedures;

•	the absence of specified undisclosed liabilities;

•
since December 31, 2021 through the date of the merger agreement, the conducting of business by Tufin in the ordinary course of business consistent with past practice and there has not occurred (i) any Company Material Adverse Effect or (ii) any action taken by the Tufin or event that would have required the consent of Buyer pursuant to the terms of the merger agreement had such action or event occurred after the date of the merger agreement;

•	the existence and enforceability of specified categories of Tufin’s material contracts, and any notices with respect to termination or intent not to renew those material contracts therefrom;

•	certain real property and tangible property owned or leased by Tufin or its subsidiaries;

•	environmental matters;

•	trademarks, patents, copyrights and other intellectual property matters including data security requirements, information technology and privacy encryption technology;

•	tax matters;

•	employee benefit plans;

•	labor matters, including Israeli labor matters;

•	environmental matters;

•	Tufin’s compliance with laws, standards and requirements and possession of necessary permits;

•	export control matters and compliance with applicable anti-corruption and anti-money laundering laws;

•	litigation and regulatory matters;

•	insurance matters;

•	payment of fees to brokers in connection with the merger agreement;

•	government grants and incentives; and

•	the exclusivity and terms of the representations and warranties made to Buyer and Merger Sub.

In the merger agreement, Buyer and Merger Sub have made customary representations and warranties to Tufin that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement.  These representations and warranties relate to, among other things:

•	due organization, good standing and authority and qualification to conduct business with respect to Buyer and Merger Sub and availability of these documents;

•
Buyer’s and Merger Sub’s corporate authority to enter into and perform the merger agreement, the enforceability of the merger agreement and the absence of conflicts with laws, Buyer’s or Merger Sub’s organizational documents and Buyer’s or Merger Sub’s contracts;

•
the absence of any conflict, violation or material alteration of any organizational documents, existing contracts, applicable laws or the resulting creation of any lien upon Buyer or Merger Sub’s assets due to the performance of the merger agreement;

•	required consents and regulatory filings in connection with the merger agreement;

•	the absence of litigation, orders and investigations;

•	accuracy of information to be provided in the proxy statement;

•	payment of fees to brokers in connection with the merger agreement;

•	operations of Buyer and Merger Sub;

•	the absence of any required consent of holders of voting interests in Buyer or Merger Sub;

•
the delivery and enforceability of the guarantee, equity commitment letter and debt commitment letter that commit to provide the financing necessary for payment of the merger consideration and certain other payment obligations of Buyer, and a certain redacted fee letter dated as of April 5, 2022;

•	the commitments to provide financing to Buyer, the availability of Buyer’s financing and sufficiency of funds;

•	the absence of any shareholder or management arrangements related to the merger;

•	the solvency of Buyer and its subsidiaries following the consummation of the merger and the transactions contemplated by the merger agreement; and

•	the exclusivity and terms of the representations and warranties made by Tufin.

The representations and warranties of all parties contained in the merger agreement will not survive the consummation of the merger.

Conduct of Business Pending the Merger

The merger agreement provides that, except: (i) as contemplated by the merger agreement; (ii) as required by applicable law; (iii) as approved in writing in advance by Buyer (which approval will not be unreasonably withheld, conditioned or delayed); (iv) as disclosed in the confidential disclosure letter to the merger agreement; or (v) for any reasonable actions taken in good faith to respond to COVID-19 Measures, at all times during the period of time between the date of the signing of the merger agreement and the first to occur of the effective time of the merger and the termination of the merger agreement (the “Interim Period”), Tufin will and will cause each of its subsidiaries to:

•	use commercially reasonable efforts to carry on its business, in all material respects, in the ordinary course of business consistent with past practice;

•
pay all material taxes in the ordinary course of business when due and payable (taking into account applicable extensions for payment) except for any such taxes that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been established; and

•
use its commercially reasonable efforts to (A) preserve intact its present business, (B) keep available the services of its officers and employees and (C) preserve its relationships with customers, suppliers, distribution partners, licensors, licensees and other Persons with which it has significant business dealings.

In addition, Tufin has also agreed that, except: (i) as approved in writing in advance by Buyer (which approval will not be unreasonably withheld, conditioned or delayed); (ii) as disclosed in the confidential disclosure letter to the merger agreement; (iii) as required by applicable law; or (iv) as expressly contemplated by the terms of the merger agreement, during the Interim Period, Tufin will not, among other things (and subject to certain exceptions):

•
propose to adopt any amendments to or amend the organizational documents of itself or any of its subsidiaries (other than immaterial amendments to such organizational documents of Tufin’s subsidiaries);

•
authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver any securities of Tufin or its subsidiaries, whether through the issuance or granting of any restricted stock units, options, warrants, other equity-based commitments, subscriptions or rights to purchase any similar securities or otherwise, except for the issuance and sale of Tufin ordinary shares pursuant to the exercise or settlement of Tufin Options or RSU awards outstanding as of the merger agreement date in accordance with their respective terms;

•	acquire, redeem, or amend any securities of Tufin or its subsidiaries;

•
split, combine, or modify the terms of capital stock of Tufin; declare, set aside or pay any dividend or other distribution in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock;

•
propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of itself or any of its subsidiaries, other than the transactions;

•	incur or assume any long-term or short-term debt or issue any debt securities;

•
assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any material obligations of any other Person except obligations of any of its direct or indirect wholly owned subsidiaries;

•	make any loans, advances or capital contributions to or investments in any other Person;

•
mortgage or pledge any of its or its Subsidiaries’ assets, tangible or intangible, or create or suffer to exist any Lien thereupon (other than Permitted Liens) other than mortgages, pledges or Liens created in connection with hedging activities in the ordinary course of business consistent with past practice;

•	enter into, adopt, amend, modify, renew or terminate any employee plan (except as required by employee plans in effect on the date of the merger agreement);

•
increase or decrease the compensation, benefits, severance or termination pay of any consultant, director or to any officer or employee with a title of vice president whose annual compensation exceeds $400,000 (except as required by employee plans in effect on the date of the merger agreement);

•	modify, waive, release, or amend any non-competition, non-solicitation, non-disclosure, restrictive covenant or other similar agreement or obligation with any employee or independent contractor;

•	pay or commit to pay any award, special bonus, remuneration, benefit or incentive compensation to any director, officer or employee whose annual base compensation exceeds $400,000.

•	hire, engage, promote, layoff or terminate any employee or independent contractor whose annual compensation exceeds $400,000;

•	forgive any loans to any of its employees, officers or directors or any employees, officers or directors of Tufin or its subsidiaries or affiliates;

•
make any deposits or contributions of cash or other property or take any other action to fund or in any other way secure the payment of compensation or benefits under Tufin’s or its subsidiaries employee benefit plans;

•
negotiate, modify, enter into, amend, extend or terminate, any collective bargaining agreement or recognize or certify any labor union, labor organization, works council or group of employees as the bargaining representative for any employees of Tufin or any of its subsidiaries;

•
implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that could implicate the WARN Act;

•
except as otherwise permitted pursuant to the capital expenditure allowance set forth in the merger agreement, acquire, sell, lease, license or dispose of any material property or assets of Tufin or any of its subsidiaries in any single transaction or series of related transactions, except for (A) transactions pursuant to existing contracts (B) transactions in the ordinary course of business consistent with past practice or (C) non-exclusive licenses of intellectual property rights granted in the ordinary course of business;

•	make any material change to accounting principles or practices;

•
make or change any material tax election, adopt or change any material tax accounting method, settle or compromise any material tax liability outside the ordinary course of business, enter into any closing agreement related to any material taxes, amend any material tax return, or consent to the extension or waiver of the limitations period applicable to a material tax claim or assessment

•
except in the ordinary course of business consistent with past practice, enter into any material contract, amend in any material respect any material contract, or grant any release or relinquishment of any material rights under any material contract;

•
enter into, amend or renew any Tufin real property leases, providing for aggregate annual payments by Tufin of an amount in excess of $500,000, or modify, amend or exercise any right to renew any Tufin real property lease;

•
fail to maintain or allow to lapse, dispose of or abandon, including by failure to pay the required fees in any jurisdiction, any material intellectual property used in or held for use in any of Tufin’s or its subsidiaries’ business, or grant permission to enter into the public domain any material trade secrets included in any of Tufin’s or its subsidiaries’ intellectual property;

•	grant any exclusive rights with respect to or divest any of Tufin’s or its subsidiaries material intellectual property;

•	acquire any other Person (as defined in the merger agreement) or any equity interest therein for consideration in excess of $200,000;

•
authorize, incur or commit to incur any new capital expenditure(s) that in the aggregate exceeds, in any given quarter, 110% of the amount set forth in the capital expenditure budget, as provided in the confidential disclosure letter to the merger agreement; provided however that the foregoing shall not limit any maintenance capital expenditures or capital expenditures required pursuant to existing contracts;

•
settle or compromise any pending or threatened litigation involving Tufin or pay, discharge or satisfy or agree to pay, discharge or satisfy any liability, except (among other exceptions) to the extent reflected or reserved against in Tufin’s audited financial statements or covered by existing insurance policies;

•	revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable other than in the ordinary course of business consistent with past practice;

•
grant any material refunds, credits, rebates, allowances to customers or distribution partners in an amount in excess of $300,000 other than refunds or rebates granted in the ordinary course of business consistent with past practice;

•	enter into any contract or other arrangement or understanding that would be required to be disclosed under Item 404(a) of Regulation S-K;

•	convene any special general meeting of Tufin’s shareholders (or any postponement or adjournment thereof);

•	enter into or adopt any “poison pill” or similar stockholder rights plan; or

•
enter into agreements or otherwise make a commitment to do any of the foregoing, or publicly announce an intention, enter into a formal or informal agreement or otherwise authorize or make a commitment to do any of the foregoing.

The Go-Shop Period; Solicitation of Other Offers

Under the merger agreement, from the date of the merger agreement until (i) the No-Shop Period Start Date (as defined in this section of this proxy statement below) or (ii) with respect to an Exempted Person, the Cut-Off Time (as defined in this section of this proxy statement below) (the “Go-Shop Period”), Tufin, its affiliates and their respective representatives had the right to: (A) solicit, initiate, encourage or facilitate the making, submission or announcement of any proposal or inquiry that constitutes or could reasonably be expected to lead to, an Acquisition Proposal (as defined in this section of this proxy statement below); (B) subject to the entry into, and solely in accordance with, an Acceptable Confidentiality Agreement (as defined in this section of this proxy statement below), furnish to any third person (and its representatives and prospective debt and equity financing sources and/or their respective representatives), any non-public information relating to Tufin or its subsidiaries or afford to any such third person (and its representatives, prospective debt and equity financing sources and/or their respective representatives) access to the business, properties, assets, books or records of Tufin and its subsidiaries, in any such case with the intent to induce the making, submission or announcement of an Acquisition Proposal, or any proposal or inquiry that is reasonably expected to lead to an Acquisition Proposal, provided that Tufin will provide to Buyer and its representatives any non-public information that has not been previously made available to Buyer prior to or substantially concurrently with the time it is provided to such third person, and neither Tufin nor its subsidiaries will provide any competitively sensitive non-public information to any third person who is or has an affiliate that is a competitor of Tufin or its subsidiaries except in accordance with customary “clean room” procedures and subject to a customary “clean team” agreement; (C) engage in discussions or negotiations with any third person (and its representatives and prospective debt and equity financing source and/or their respective representatives) with respect to an Acquisition Proposal (or any proposal or inquiry that is reasonably be expected to lead to an Acquisition Proposal); and (D) cooperate with or assist or participate in or facilitate any such proposals, inquiries, offers, discussions or negotiations, including that Tufin may grant a limited waiver under any “standstill provision” or similar obligation to allow such third person to submit an Acquisition Proposal on a confidential basis to the Board.

If Tufin had terminated the merger agreement for the purpose of entering into a definitive agreement with any Exempted Person (as defined in this section of this proxy statement below) prior to May 15, 2022 in respect of a Superior Proposal (as defined in this section of this proxy statement below), Tufin would have been required to pay a termination fee of $10.0 million to Buyer, so long as Tufin had complied in all material respects with the non-solicitation provisions set forth in the merger agreement with respect to such Superior Proposal.  For more information, please see the section of this proxy statement entitled “—The Board of Directors’ Recommendation; Company Board Recommendation Change.”

For purposes of this proxy statement and the merger agreement:

“Acceptable Confidentiality Agreement” means an agreement with Tufin that is either (i) in effect as of the date of the merger agreement; or (ii) executed, delivered and effective after the date of the merger agreement, in either case containing provisions that require any counterparty thereto (and any of its affiliates and representatives named therein) that receive non-public information of or with respect to Tufin to keep such information confidential (subject to customary exceptions); provided, however, that, other than with respect to any immaterial provisions, the provisions contained therein are not less favorable to Tufin in any material respect than the terms of the confidentiality agreement between Tufin and Buyer (it being understood that such agreement need not contain any “standstill” or similar provisions that prohibit the making of any Acquisition Proposal).  For the avoidance of doubt, a joinder to an Acceptable Confidentiality Agreement pursuant to which a third party agrees to be bound by the confidentiality and use provisions of an Acceptable Confidentiality Agreement shall be an Acceptable Confidentiality Agreement.

“Acquisition Proposal” means any inquiry, offer or proposal relating to an Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions (other than the merger) involving:

(1)
any direct or indirect purchase or other acquisition by any third person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of persons, whether from Tufin or any other person(s), of securities representing more than 20% of the total outstanding voting power of Tufin after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any person or “group” of persons that, if consummated in accordance with its terms, would result in such person or “group” of persons beneficially owning more than 20% of the total outstanding voting power of Tufin after giving effect to the consummation of such tender or exchange offer;

(2)
any direct or indirect purchase, exclusive license or other acquisition by any third person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of persons of assets constituting or accounting for more than 20% of the consolidated assets, revenue or net income of Tufin and its subsidiaries, taken as a whole (measured by the fair market value thereof as of the date of such purchase or acquisition); or

(3)
any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving Tufin pursuant to which (x) any third person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of persons would hold securities representing more than 20% of the total outstanding voting power of Tufin outstanding after giving effect to the consummation of such transaction or (y) the stockholders of Tufin immediately preceding such transaction hold less than 80% of the equity interests of the surviving or resulting entity of such transaction.

“Cut-Off Time” means May 15, 2022.

“Exempted Person” means any third person (i) who submits a written offer or proposal that constitutes a written Acquisition Proposal to Tufin or any of its representatives after the date of the merger agreement and prior to the No-Shop Period Start Date and (ii) whose Acquisition Proposal is determined by the Board, in good faith, prior to the start of the No-Shop Period Start Date (after consultation with its outside counsel and its financial advisor), to be, or could reasonably be expected to lead to, a Superior Proposal; provided, however, that such person shall immediately cease to be an Exempted Person (and the provisions of the merger agreement applicable to Exempted Persons shall cease to apply with respect to such person) if (1) such Acquisition Proposal is withdrawn by such third person or (2) such Acquisition Proposal, in the good faith determination of the Board (after consultation with its outside counsel and its financial advisor), no longer is, or would no longer be reasonably expected to lead to, a Superior Proposal.

“No-Shop Period Start Date” means 11:59 p.m. Eastern Time on (i) May 5, 2022 or (ii) with respect to an Exempted Person, the Cut-Off Time.

“Superior Proposal” means any bona fide written Acquisition Proposal for an Acquisition Transaction that (i) was not the result or effect of a violation of the merger agreement and (ii) is on terms that the Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects of the proposal (including certainty of closing), the identity of the person making the proposal and other aspects of the Acquisition Proposal that the Board (or a committee thereof) deems relevant and, if consummated, would be more favorable from a financial point of view to Tufin’s shareholders (in their capacity as such) than the transactions contemplated by the merger agreement (taking into account (A) any revisions to the merger agreement made or proposed in writing by Buyer prior to the time of such determination in accordance with the merger agreement and (B) all legal, regulatory, financial (including any termination fee amounts and conditions), timing, financing and other aspects of such proposal).  For purposes of the reference to an “Acquisition Proposal” in this definition, (x) all references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%” and (y) “80%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

The No-Shop Period; No Solicitation of Other Offers

From the date of the No-Shop Period Start Date (or, with respect to an Exempted Person, the Cut-Off Time) until the earlier to occur of the termination of the merger agreement and the effective time of the merger, Tufin will and will cause its subsidiaries and its and their respective directors and officers to, and will instruct and use reasonable efforts to cause their other representative not to, directly or indirectly (and subject to certain exceptions):

•
solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal;

•
furnish to any third person any non-public information relating to Tufin or its subsidiaries or afford to any third person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of Tufin or its subsidiaries, in any such case with the intent to induce, or that could reasonably be expected to result in, the making, submission or announcement of, or to knowingly encourage, facilitate or assist an Acquisition Proposal or any inquiries or the making of any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

•	participate or engage in discussions, communications or negotiations with any third person with respect to an Acquisition Proposal or inquiry;

•	approve, endorse or recommend any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; or

•
enter into any letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement or other contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement; provided that Tufin may contact any third person with respect to an Acquisition Proposal solely for the purpose of requesting a clarification of any ambiguous terms and conditions thereof so as to determine whether the Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal.

In addition, Tufin has agreed to cease and cause to be terminated any discussions or negotiations with any third person and its representatives relating to any Acquisition Proposal or Acquisition Transaction (or any proposal or inquiry that is reasonably expected to lead to an Acquisition Proposal), request the prompt return or destruction of all non-public information concerning Tufin or its subsidiaries furnished to any person with whom a confidentiality agreement with respect to an Acquisition Proposal was entered into at any time within the 12-month period immediately preceding the No-Shop Period Start Date and will cease providing any further information with respect to Tufin or any Acquisition Proposal to any such third person or its representatives and will immediately terminate all access granted to any such third person or its representatives to any physical or electronic data room (or any other diligence access).  Tufin has also agreed to enforce, and not to waive, terminate or modify any provision of any standstill or confidentiality agreement that prohibits or purports to prohibit a proposal being made to the Board, unless the Board has determined in good faith, after consultation with outside counsel, that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

Notwithstanding these restrictions, until the Cut-Off Time, Tufin may continue to engage in the activities delineated in the previous two paragraphs with respect to any Exempted Person (but only for so long as such person is and remains an Exempted Person), including with respect to any amended or modified Acquisition Proposal submitted by any Exempted Person following the No-Shop Period Start Date so long as the Board has determined in good faith that such amended or modified Acquisition Proposal is or would be reasonably be expected to lead to, a Superior Proposal.

Additionally, under certain specified circumstances, from the No-Shop Period Start Date until the adoption of the merger agreement by Tufin shareholders, Tufin and the Board may, directly or indirectly through one or more of their representatives, participate or engage in negotiations with, furnish any non-public information relating to Tufin or its subsidiaries pursuant to an Acceptable Confidentiality Agreement to any person (or its representatives) that had made or delivered to Tufin a bona fide written Acquisition Proposal, that did not result from a breach of Tufin’s non-solicitation obligations pursuant to the merger agreement if (and only if), subject to complying with certain procedures described in the subsequent paragraph, the Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and its outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected lead to a Superior Proposal, and, in each case, the failure to take such actions in respect of such Acquisition Proposal would reasonably be expected to be inconsistent with the Board’s fiduciary duties pursuant to applicable law.

Both during the Go-Shop Period and after the No-Shop Period Start Date but prior to the adoption of the merger agreement by Tufin’s shareholders, Tufin is not entitled to terminate the merger agreement for the purpose of entering into an agreement in respect of a Superior Proposal unless it complies with certain procedures in the merger agreement, including, but not limited to, negotiating with Buyer in good faith over a three business-day period in an effort to amend the terms and conditions of the merger agreement, so that such Superior Proposal no longer constitutes a “Superior Proposal” relative to the transactions contemplated by the merger agreement, as amended pursuant to such negotiations.

As described in further detail and subject to the limitations described below, if Tufin terminates the merger agreement prior to the adoption of the merger agreement by Tufin shareholders for the purpose of entering into an agreement in respect of a Superior Proposal, Tufin must pay a $17.2 million termination fee to Buyer, so long as the Tufin has complied in all material respects with the non-solicitation provisions set forth in the merger agreement with respect to such Superior Proposal.

The Board of Directors’ Recommendation; Company Board Recommendation Change

As described above, and subject to the provisions described below, the Board has made the recommendation that the holders of Tufin ordinary shares vote “FOR” the proposal to adopt the merger agreement.  The merger agreement provides that the Board will not effect a Company Board Recommendation Change (as defined in this section of this proxy statement below) except as described below.

The Board may not take any action described in the following (any such action, a “Company Board Recommendation Change”):

•
withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the recommendation of the Board to approve the merger, in each case, in a manner adverse to Buyer (it being understood that it will be considered a modification adverse to Buyer if (i) any Acquisition Proposal structured as a tender or exchange offer is commenced and the Board fails to publicly recommend against acceptance of such tender or exchange offer by shareholders within 10 business days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act or (ii) any Acquisition Proposal is publicly announced (other than by the commencement of a tender or exchange offer) and the Board fails to issue a public press release within 10 business days of such public announcement providing that the Board reaffirms the Tufin recommendation);

•
formally or publicly adopt, authorize, approve, agree to, accept, endorse, recommend, declare advisable or submit to a vote of the Tufin shareholders (or publicly propose to adopt, authorize, approve, agree to, accept, endorse, recommend, submit to vote of the Tufin shareholders or otherwise declare advisable) an Acquisition Proposal;

•
fail to publicly reaffirm the recommendation of the Board of Directors to approve the Merger within four business days after Buyer so requests in writing (it being understood that Tufin will have no obligation to make such reaffirmation on more than two separate occasions);

•	fail to include the recommendation of the Board to approve the merger in this proxy statement; or

•	formally resolve to effect or publicly announce an intention or resolution to take any of the foregoing actions.

For the avoidance of doubt, none of the following will constitute a Company Board Recommendation Change: a “stop, look and listen” communication by the Board (or a committee thereof) to Tufin shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication), or (ii) the delivery by Tufin to Buyer of any notice related to an Intervening Event (as defined in this section of this proxy statement below) or Superior Proposal as set forth below.

Notwithstanding the restrictions described above, prior to the adoption of the merger agreement by shareholders, the Board may effect a Company Board Recommendation Change if (i) there has been an Intervening Event; or (ii) Tufin has received a bona fide Acquisition Proposal, whether during the Go-Shop Period or after the No-Shop Period Start Date, that has not been withdrawn and that the Board has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal, in each case, to the extent a failure to effect a Company Board Recommendation Change would reasonably be expected to be inconsistent with the Board’s fiduciary obligations under applicable law.

The Board may only effect a Company Board Recommendation Change for an Intervening Event if:

•
Tufin has provided prior written notice to Buyer at least four business days in advance to the effect that the Board (or a committee thereof) intends to effect a Company Board Recommendation Change pursuant to the terms of the merger agreement, which notice must specify the basis for such Company Board Recommendation Change, including a description of the Intervening Event in reasonable detail;

•
prior to effecting such Company Board Recommendation Change, Tufin and its representatives, during such four business-day period, must have (i) negotiated with Buyer and its representatives in good faith (to the extent that Buyer desires to so negotiate) to allow Buyer to offer such adjustments to the terms and conditions of the merger agreement, the guarantee, the debt commitment letter and/or the equity commitment letter to obviate the need to effect a Company Board Recommendation Change in response to such Intervening Event; and (ii) taken into account any adjustments to the terms and conditions of the merger agreement, the guarantee, the debt commitment letter and/or the equity commitment letters proposed in good faith by Buyer and other information provided by Buyer in response to the notice described in the foregoing clause directly above, in each case that are offered in writing by Buyer no later than 11:59 p.m. (Eastern time) on the last day of the four business-day period, in a manner that would constitute a binding agreement between the parties if accepted by Tufin; and

•
following the four business-day notice period described above, the Board (or a committee thereof) (after consultation with its outside legal counsel and taking into account Buyer’s proposed revisions to the terms and conditions of the merger agreement, the guarantee, the debt commitment letter and/or the equity commitment letters) shall have determined in good faith that the failure of the Board (or a committee thereof) to make such a Company Board Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable law; provided, that each time material modifications to the Intervening Event occur, Tufin must notify Buyer of such modification and the four-business-day period described above will recommence and be extended for two business days from the day of such notification.

In addition, the Board may only effect a Company Board Recommendation Change or authorize Tufin to terminate the merger agreement to enter into an agreement with respect to a Superior Proposal substantially concurrently with the termination of the merger agreement in response to a bona fide written Acquisition Proposal that the Board has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal, in each case if and only if:

•
the Board (or a committee thereof) determines in good faith (after consultation with outside legal counsel) that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable law;

•	Tufin and its representatives have complied with its obligations under the merger agreement;

•
Tufin has provided prior written notice to Buyer at least three business days in advance to the effect that the Board (or a committee thereof) has (i) received a bona fide Acquisition Proposal that has not been withdrawn; (ii) concluded in good faith that such Acquisition Proposal constitutes a Superior Proposal; and (iii) resolved to effect a Company Board Recommendation Change or to terminate the merger agreement absent any revision to the terms and conditions of the merger agreement, which notice will specify the basis for such Company Board Recommendation Change or termination, including the identity of the person or “group” of persons making such Acquisition Proposal, the material terms thereof and copies of all relevant and material documents relating to such Acquisition Proposal;

•
prior to effecting such Company Board Recommendation Change or termination, Tufin and its representatives, during the three business-day notice period described above, have: (i) negotiated with Buyer and its representatives in good faith (to the extent that Buyer desires to so negotiate) to offer such adjustments to the terms and conditions of the merger agreement, the guarantee, the debt commitment letter and/or the equity commitment letter so that such Acquisition Proposal would cease to constitute a Superior Proposal; and (ii) taken into account any adjustments to the terms and conditions of the merger agreement, the guarantee, the debt commitment letter and/or the equity commitment letter that are offered in writing by Buyer, no later than 11:59 p.m. (Eastern time) on the last day of the three-day notice period described above, in a manner that would constitute a binding agreement between the parties if accepted by Tufin, provided, however, that in the event of any material modifications to such Acquisition Proposal (it being understood that any change to the financial terms of such proposal shall be deemed a material modification), Tufin will be required to deliver a new written notice to Buyer and to comply with the requirements of this clause (it being understood that the “notice period” in respect of such new written notice will be two business days);

•
following the three business-day notice period described above, including any subsequent notice period as provided above, the Board (or a committee thereof) (after consultation with its financial advisor and outside legal counsel and taking into account Buyer’s proposed revisions to the terms and conditions of the merger agreement, the guarantee, the debt commitment letter and/or the equity commitment letter and any other information provided by Buyer) shall have determined that the failure of the Board (or a committee thereof) to make such a Company Board Recommendation Change or to terminate the merger agreement would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable law; and

•
in the event of any termination of the merger agreement in order to cause or permit Tufin and its subsidiaries to enter into an acquisition agreement with respect to such Acquisition Proposal, Tufin will have validly terminated the merger agreement in accordance with the terms of the merger agreement, so long as Tufin has complied in all material respects with the non-solicitation provisions set forth in the merger agreement with respect to such Superior Proposal, including paying to Buyer a termination fee of either (i) $10.0 million if the merger agreement had been terminated before the Cut-Off Time for the purposes of entering into a definitive agreement in respect of a Superior Proposal with any Exempted Person, or (ii) $17.2 million, in the case of any other such termination.

For purposes of this proxy statement and the merger agreement, an “Intervening Event” means any material event, fact, circumstance, development or occurrence that was (i) not known to, or reasonably foreseeable by, the Board as of the date of the merger agreement but becomes known to the board after the date of the merger agreement; and (ii) does not relate to (A) any Acquisition Proposal (or any inquiry, offer or proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal), (B) the fact, in and of itself, that Tufin meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date of the merger agreement, or changes after the date of the merger agreement in the market price of Tufin ordinary shares or trading volume of the Tufin ordinary shares or credit rating of Tufin, it being understood that the underlying cause of any of the foregoing in clause (B) may be considered and taken into account, (C) any fact regarding Buyer or its affiliates or (D) any change in the composition of the Board.

Employee Benefits

With respect to each individual who is an employee of Tufin or one of its subsidiaries immediately prior to the effective time of the merger, and who continues to be an employee of Buyer or one of its subsidiaries (including the surviving company) following the effective time of the merger (each such individual, a “Continuing Employee”), for a period commencing at the effective time of the merger and ending on the one-year anniversary of the effective time of the merger (or, if sooner, on the date of such Continuing Employee’s termination of employment), Buyer will provide, or cause to be provided, to each Continuing Employee, (i) base salary and base wages, short-term cash incentive compensation opportunities, and commission opportunities, in each case, on a basis no less favorable than that in effect immediately prior to the effective time of the merger, and (ii) employee benefits (excluding equity or equity-based, defined benefit pension, severance, nonqualified deferred compensation and retiree or post-termination welfare benefits or compensation) that are substantially comparable in the aggregate to such employee benefits (excluding equity or equity-based, defined benefit pension, severance, nonqualified deferred compensation and retiree or post-termination welfare benefits or compensation) provided to such Continuing Employees immediately prior to the effective time of the merger.

To the extent that service is relevant under any benefit plan, program or policy of Buyer or subsidiary of Buyer and/or the surviving company (including, following the closing of the merger, any employee benefit plan of Tufin or one of its subsidiaries in effect immediately prior to the effective time of the merger) then Buyer shall generally ensure that such employee benefit plan shall, for purposes of eligibility to participate, future vacation benefit accrual, and vesting (other than with respect to future equity awards), credit Continuing Employees for their years of service recognized by Tufin or its subsidiaries prior to the effective time of the merger with Tufin or its subsidiaries or their respective predecessors (although no such credit shall be provided if it results in a duplication of benefits, and such credit shall only be provided to the same extent that the applicable service was recognized prior to the effective time of the merger under the corresponding employee plan of Tufin or one of its subsidiaries).

With respect to any group health plans maintained by Buyer or its subsidiaries in which the Continuing Employees participate following the effective time of the merger (including, following the closing of the merger, any employee benefit plan of Tufin or one of its subsidiaries in effect immediately prior to the effective time of the merger) Buyer will, and will cause the surviving company and any of its subsidiaries to use commercially reasonable efforts to (i) cause there to be waived any eligibility requirements or pre-existing condition limitations or waiting period requirements under any such group health plans to the same extent waived or satisfied under any corresponding employee plan of Tufin or its subsidiaries in which such Continuing Employee participated immediately prior to the effective time of the merger, and (ii) give effect, in determining any deductible, co-insurance and maximum out-of-pocket limitations under such group health plans in the plan year in which the effective time of the merger occurs, to amounts paid by such Continuing Employees during the portion of the year prior to the effective time of the merger under the group health plans maintained by Tufin or its subsidiaries.

Efforts to Close the Merger

Under the merger agreement, Buyer, Merger Sub and Tufin agreed to use, and agreed to cause their respective affiliates to use, reasonable best efforts to take all actions, do all things and assist and cooperate with the other parties, in each case as necessary, proper and advisable pursuant to applicable law or otherwise to consummate the merger (other than in the case of executing and delivering contracts and other instruments, including obtaining any consents under material contracts listed on the confidential disclosure letter, in which case each of Buyer, Merger Sub and Tufin will use their respective commercially reasonable efforts).

Financing; Cooperation with Debt Financing

Pursuant to the merger agreement, each of Buyer and Merger Sub shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the financing.

If all or any portion of Buyer’s debt financing becomes unavailable on the terms and conditions contemplated by the debt commitment letter and such portion is necessary to fund the required amounts under the merger agreement on the closing date of the merger (after taking into account any available equity financing, other committed financing or other sources of cash then available), Buyer will promptly notify Tufin in writing and Buyer and Merger Sub will use their reasonable best efforts to arrange and obtain, prior to the Termination Date (as defined below), alternative debt financing from the same or alternative sources in an amount sufficient, together with the remaining available financing and cash or cash equivalents held by Buyer, Merger Sub and Tufin and its subsidiaries, to fund the required amount on the closing date of the merger and with terms and conditions not less favorable to Buyer and Merger Sub (or their respective affiliates) in the aggregate than the terms and conditions set forth in the debt commitment letter.

In connection with the efforts of Buyer and Merger Sub to arrange the financing, prior to the closing of the merger, Tufin will, and will cause its subsidiaries to and instruct its and their respective representatives to, use its and their reasonable best efforts to provide to Buyer and Merger Sub, in each case at Buyer’s sole cost and expense, but subject to reimbursement obligations of Buyer under the merger agreement, such customary cooperation as is reasonably requested by Buyer in connection with the arrangement of the debt financing, including: (i) causing senior management of Tufin, with appropriate seniority and expertise, to assist in preparation for and participate in a reasonable number of investor and lender meetings, presentations and accounting due diligence sessions in connection with the debt financing; (ii) providing assistance with the preparation by Buyer and the financing sources of the debt financing of offering documents, private placement memoranda, prospectuses, bank information memoranda, syndication memoranda, lender and investor presentations and other customary marketing documents required in connection with the debt financing; (iii) cooperating reasonably with the due diligence of the lenders party to the debt commitment letter, to the extent customary and reasonably requested; (iv) furnishing, or causing to be furnished to Buyer any financial or other pertinent information reasonably requested by Buyer in connection with Buyer’s preparation of the pro forma financial statements of Tufin and its subsidiaries required by the condition precedents set forth in the debt commitment letter and such other financial or other pertinent information as may be reasonably requested by the lenders party to the debt commitment letter to be included in any bank information memoranda or other customary marketing materials, including by providing such financial and other pertinent information regarding Tufin or its subsidiaries and their respective businesses; (v) (A) assisting in the preparation, execution and delivery of definitive financing documents, including any credit agreement, notes, the guarantee and collateral documents, pledge and security documents, customary closing certificates and documents and back-up therefor and for legal opinions in connection with the debt financing (including executing and delivering a solvency certificate from the chief financial officer or treasurer (or other comparable officer) of Tufin) and other customary documents as may reasonably be requested by Buyer or the lenders party to the debt commitment letter; (B) facilitating the pledge of or, grant of security interests in and obtain perfection of any liens on collateral in connection with the debt financing and (C) obtaining any customary evidence of insurance required in connection with the debt financing; (vi) providing all documentation and other information about Tufin and its subsidiaries as is reasonably requested under applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act and Customer Due Diligence Requirements for Financial Institutions issued by the U.S. Department of Treasury Financial Crimes Enforcement Network under the Bank Secrecy Act and providing a certification regarding beneficial ownership required by 31 C.F.R. § 1010.230, in each case, at least four business days prior to the closing of the merger to the extent requested in writing at least nine business days prior to the closing date of the merger; (vii) giving any necessary notices to allow for the payoff, discharge and termination in full at the closing of all indebtedness required to be repaid at the closing and release of all liens and guarantee obligations in connection therewith and cooperating in the replacement, backstop or cash collateralization of any outstanding letters of credit issued for the account of Tufin or any of its subsidiaries; (viii) cooperating with Buyer and Buyer’s efforts to obtain consents, landlord waivers and estoppels, non-disturbance agreements, non-invasive environmental assessments, surveys and title insurance (including providing reasonable access to Buyer and its representatives to all owned or leased real property) as reasonably requested by Buyer; (ix) taking all corporate, limited liability company, partnership or other similar actions reasonably requested by Buyer or any lenders party to the debt commitment letter to permit the consummation of the debt financing; and (x) cooperating in satisfying the conditions precedent to the funding of the debt financing, set forth in the debt commitment letter or any definitive documentation relating to the debt financing to the extent such condition requires the cooperation of, or is within the control of, Tufin.

Notwithstanding the foregoing, subject to certain exceptions set forth in the merger agreement, (i) in no event shall Tufin or its subsidiaries be required to provide any such cooperation to the extent it interferes unreasonably with the ongoing operations of Tufin or its subsidiaries; (ii) no obligation of Tufin or its subsidiaries or any of their respective representatives on account of the debt financing shall be effective until the closing date of the merger; (iii) in no event shall Tufin or its subsidiaries be required to pay any commitment or other fee or incur any cost, expense or liability in connection with the financing prior to the closing date (in each case, except to the extent Tufin is entitled to receive reimbursement or indemnification therefor), or enter into any definitive agreement in connection with the debt financing that is effective, prior to the closing date; (iv) such cooperation shall not require any action that would conflict with or violate any applicable laws or result in, prior to the closing date, the material contravention of any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Tufin or any of its subsidiaries is a party or by which Tufin or any of its subsidiaries or its or any of their properties is bound or affected on the date of the merger agreement; (v) neither Tufin nor any of its subsidiaries nor any persons who is a director, officer or employee of Tufin or any of its subsidiaries will be required to (x) pass resolutions or consents or (y) authorize, approve, execute or deliver any document or contract prior to the occurrence of the closing of the merger in connection with the debt financing (except, in each case, for the execution and delivery of such documents and contracts that is conditioned upon, and not effective until, the consummation of the closing of the merger); (vi) neither Tufin nor any of its subsidiaries nor any of their respective representatives will be required to disclose or provide any information in connection with the debt financing, the disclosure of which is subject to attorney-client privilege or could reasonably result in the disclosure of any trade secrets or competitively sensitive information not otherwise required to be provided under the merger agreement; (vii) neither Tufin nor any of its subsidiaries nor any of their respective representatives will be required to prepare or deliver any pro forma financial information or projections (without waiver of Tufin’s obligations set forth in clause (v) in the preceding paragraph); (viii) none of Tufin nor any of its subsidiaries nor of any of its or any of their respective representatives shall be required to deliver any legal opinion in connection with the debt financing; (ix) none of Tufin nor any of its subsidiaries or any of their respective representatives will be required to take any action that would cause Tufin or any of its subsidiaries to breach any representation, warranty, covenant or agreement in the merger agreement; and (x) neither Tufin nor any of its subsidiaries nor any of their respective representatives will be required to take any action that would reasonably be expected to cause any director, officer, manager or employee or stockholder of Tufin or any of its subsidiaries to incur personal liability.

Buyer will, in the event the closing of the merger does not occur, (i) promptly following receipt of a written request therefor, reimburse Tufin for all reasonable and documented out-of-pocket costs and expenses incurred by Tufin and its subsidiaries or their respective representatives in connection with the cooperation of Tufin and its subsidiaries and their representatives contemplated by the financing cooperation covenant in the merger agreement.  It being understood that such reimbursement will not apply to and Tufin and its subsidiaries will be solely responsible for: (A) any fees payable to existing legal, financial or other advisors of Tufin or its subsidiaries with respect to services provided prior to the date of the merger agreement; (B) any ordinary course amounts payable to existing employees of or consultants Tufin or its subsidiaries or any of their affiliates with respect to services provided prior to the closing; and (C) costs and expenses that would have been incurred by Tufin or its subsidiaries, as applicable, in connection with the transactions contemplated by the merger agreement; and (ii) indemnify and hold harmless Tufin, its subsidiaries and their respective representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the debt financing and any information used in connection therewith, in each case other than to the extent any of the foregoing was suffered or incurred as a result of (1) the fraud, bad faith, gross negligence or willful misconduct of, or a material breach of the merger agreement by any Tufin, any of its subsidiaries or any of their respective representatives or (2) information provided by or on behalf of Tufin, any of its subsidiaries or any of their respective representatives.

Indemnification and Insurance

From and after the effective time of the merger, Buyer and the surviving company will, to the fullest extent permitted under applicable law, (i) indemnify and hold harmless each present and former director, officer or employee of Tufin or any of its subsidiaries and any person who is on the date of the merger agreement, was previously, or during the period from the date of the merger agreement through the effective time will be serving as or served as a present of former director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of or for the benefit Tufin and its subsidiaries (collectively, the “Covered Persons”) in connection with any D&O Claim (as defined in the merger agreement) against any losses, claims, damages, liabilities, judgments, fines, penalties, amounts paid in settlement and out-of-pocket attorneys’ fees and all other out-of-pocket costs relating to or resulting from such D&O Claim; provided, however, that no Covered Person will compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any D&O Claim for which indemnification is being sought unless Buyer has consented thereto in writing (which consent will not be unreasonably withheld, condition or delayed), and Buyer and the surviving company will not have any liability for any such compromise, settlement or arrangement effected without Buyer’s prior written consent, and (ii) promptly (and in any event within 10 days) advance costs and expenses (including attorneys’ fees) as incurred by the Covered Persons in connection with any D&O Claim.

In addition, prior to the effective time of the merger, Buyer will purchase and prepay the premium for a seven-year “tail” insurance policy for D&O Claims arising from facts, acts, events or omissions that occurred on or prior to the effective time.  If Buyer fails to obtain such tail policy prior to the effective time, Tufin or the surviving company may obtain such a tail policy.  Any such tail policy must have at least the same coverage and amounts and contain terms and conditions that are no less favorable to the covered individuals as Tufin’s existing directors’ and officers’ insurance policy or policies with a claims period of seven (7) years from the effective time.  Notwithstanding the foregoing, in no event will Buyer (or Tufin, as applicable) be required to expend a premium in excess of 300% of the aggregate annual amount currently paid by Tufin for such insurance (the “Maximum Premium”) and, if the annual premium of such insurance coverage exceeds such maximum amount, Tufin, Buyer or the surviving company will only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Maximum Premium.

Other Covenants

Shareholders Meeting

As soon as reasonably practicable following the date of the merger agreement, but in no event later than the 15th business day after the merger agreement date, Tufin will (i) establish a record date for, duly call, give notice of a special general meeting of its shareholders for the purpose of obtaining the affirmative vote of the a majority (as determined pursuant to Section 320 of the Companies Law) of votes present or represented by proxy at the special general meeting that is required to adopt the merger agreement and (ii) publish the notice of the special general meeting (with the proxy card (Ktav Hatzbaa) required under the Companies Law and the regulations promulgated thereunder) (the “Notice Date”).  The special general meeting cannot be held later than 40 days after the Notice Date.

Shareholder Litigation

Each of Buyer and Tufin will: (i) provide the other with prompt notice of all litigation relating to the merger agreement (including by providing copies of all pleadings with respect thereto) of which it has received written notice and (ii) keep the other reasonably informed with respect to the status thereof.  Each party will give the other the opportunity to participate (at the other’s expense), but not control, in the defense, settlement or prosecution of any such litigation; and consult with the other with respect to the defense, settlement or prosecution of any such litigation.  Tufin may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding any such litigation without Buyer’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Tax Matters

Buyer and its affiliates (including Tufin) shall not make or cause to be made an election under Sections 338 or 336 of the Code or any similar provision of state, local, or non-U.S. law in connection with the transactions contemplated by the merger agreement with respect to Tufin or any subsidiaries of Tufin.

Conditions to the Closing of the Merger

The obligations of Buyer and Merger Sub, on the one hand, and Tufin, on the other hand, to consummate the merger is subject to the satisfaction or waiver (where permitted by applicable law) of each of the following conditions:

•	the adoption of the merger agreement by the requisite affirmative vote of Tufin shareholders;

•	the expiration or termination of the applicable waiting period under the HSR Act and the receipt of approvals, clearances or expirations of waiting periods under certain foreign investment laws;

•	the absence of any restraining orders, preliminary or permanent injunctions or other judgments or court orders making the merger illegal or otherwise prohibiting the Merger; and

•
the elapse of 50 days after the day of the filing of the merger proposal with the Israeli Companies’ Registrar and the elapse of 30 days after the day of approval of the merger by the shareholders of each of Tufin and Merger Sub, each in accordance with Israeli law.

In addition, the obligations of Buyer and Merger Sub to consummate the merger are subject to the satisfaction or waiver (where permitted by applicable law) of each of the following additional conditions:

•
the representations and warranties of Tufin relating to organization and qualification, authority, approvals and enforceability, conflict or non-contravention with, and correctness and effectiveness of articles of association, certain aspects of Tufin’s capitalization being true and correct as of the closing of the merger, and no brokers being true and correct in all material respects as of the closing date as if made at and as of such time

•
the representations and warranties of Tufin relating to the absence of any Company Material Adverse Effect since December 31, 2021 being true and correct in all respects as of the closing of the merger;

•	the representations and warranties of Tufin relating to certain aspects of Tufin’s capitalization being true and correct in all but de minimis respects as of the closing of the merger; and

•
the other representations and warranties of Tufin set forth elsewhere in the merger agreement being true and correct as of the date on which the closing occurs as if made at and as of such time, except for such failures to be true and correct that would not have a Company Material Adverse Effect;

•	Tufin having performed and complied in all material respects with all covenants, obligations and conditions of the merger agreement required to be performed and complied with by Tufin;

•
the receipt by Buyer and Merger Sub of a certificate of Tufin, validly executed for and on behalf of Tufin and in its name by a duly authorized officer thereof, certifying that the conditions described in the preceding five bullets have been satisfied; and

•	the absence of any Company Material Adverse Effect having occurred after the date of the merger agreement that is continuing.

In addition, the obligation of Tufin to consummate the merger are subject to the satisfaction or waiver (where permitted by applicable law) of each of the following additional conditions:

•
the representations and warranties of Buyer and Merger Sub set forth in the merger agreement being true and correct on and as of the date on which the closing of the merger occurs with the same force and effect as if made on and as of such date, except for any failure to be so true and correct that would not, individually or in the aggregate, prohibit, prevent or materially delay the consummation of the merger or the ability of Buyer and Merger Sub to fully perform their respective covenants and obligations pursuant to the merger agreement;

•
Buyer and Merger Sub having performed and complied in all material respects with all covenants, obligations and conditions of the merger agreement required to be performed and complied with by Buyer and Merger Sub at or prior to the closing of the merger; and

•
the receipt by Tufin of a certificate of Buyer and Merger Sub, validly executed for and on behalf of Buyer and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions described in the preceding two bullet have been satisfied.

Financing of the Merger

Tufin anticipates that the total amount of funds necessary to complete the merger and the related transactions, and to pay the fees and expenses required to be paid at the closing of the merger by Buyer and Merger Sub under the merger agreement, will be approximately $570.0 million.  This amount includes funds needed to: (1) pay Tufin shareholders the amounts due under the merger agreement for their Tufin ordinary shares, (2) pay the RSU Consideration (3) pay the Option Consideration and (4) to pay all associated fees, costs and expenses of Buyer and Merger Sub arising in connection with the merger (collectively, the “required amounts”).

Buyer and Merger Sub have obtained committed financing consisting of (i) equity to be provided by the T/R Funds pursuant to the terms of the equity commitment letter and (ii) debt financing to be provided pursuant to the debt commitment letter by the lenders party thereto.  In connection with the merger agreement, Buyer and Merger Sub have delivered to Tufin copies of the financing letters.  Notwithstanding anything in the merger agreement to the contrary, in no event shall the receipt or availability of any funds or financing (including the financing contemplated by the financing letters) by or to Buyer or any of its affiliates or any other financing transaction be a condition to any of the obligations of Buyer and Merger Sub under the merger agreement.

Equity Financing

Pursuant to the equity commitment letter, the T/R Funds have committed to contribute or cause to be contributed to Buyer at the closing of the merger an aggregate amount in cash equal to $360.0 million for the purpose of funding the required amounts.  The obligations of the T/R Funds to provide the equity financing under the equity commitment letter is subject to a number of conditions, including, but not limited to: (i) satisfaction or written waiver by Tufin, Buyer and Merger Sub, as applicable, of each of the conditions to the obligations of Tufin, Buyer and Merger Sub to consummate the merger set forth in the merger agreement (other than those conditions that by their terms are to be satisfied at the closing of the merger, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions) and (ii) the prior or substantially concurrent receipt of the debt financing contemplated by the debt commitment letter or confirmation that the debt financing contemplated by the debt commitment letter will be funded at the closing of the merger if the equity financing under the equity commitment letter is consummated at the closing of the merger.  The equity financing described in the preceding sentence is referred to as the “equity financing.”

The obligation of the T/R Funds to fund the equity commitment will automatically and immediately terminate upon the earliest to occur of: (i) the consummation of the closing of the merger and the payment by Buyer required amounts, (ii) the valid termination of the merger agreement in accordance with its terms, (iii) a court declining to specifically enforce the obligations of Buyer to consummate the merger pursuant to a claim for specific performance brought against Buyer in accordance with the merger agreement, or (iv) the assertion of a claim or legal proceeding by Tufin or any of its affiliates or any of their Representatives (as defined in the equity commitment letter), under or in respect of the merger agreement, the guarantee or the transactions contemplated thereby against Buyer, the T/R Funds, or any of their affiliates, subject to the exceptions, terms and conditions of the merger agreement, the equity commitment letter and the guarantee.

Tufin is an express third-party beneficiary of the equity commitment letter solely with respect to enforcing Buyer’s right to cause the commitment under the equity commitment letter by the T/R Funds to be funded to Buyer in accordance with the equity commitment letter, and to cause Buyer to enforce its rights against the T/R Funds to perform its funding obligations under the equity commitment letter, in each case subject to (i) the limitations and conditions set forth in the equity commitment letter and (ii) the terms and conditions of the merger agreement.

Debt Financing

The debt commitment letter provides that the lenders party thereto will provide, upon the terms and subject to the conditions set forth in the debt commitment letter, in the aggregate $210.0 million in debt financing, consisting of the following:

•	$200.0 million senior secured first lien term loan facility; and

•	$10.0 million senior secured first lien revolving credit facility (not all of which is expected to be drawn at the closing of the merger).

The debt financing described above is referred to as the “debt financing.” The proceeds of the debt financing borrowed on the closing date will be used on the closing date (i) to finance (or to replenish balance sheet cash used to finance) a portion of the required amounts on the closing date of the merger and to pay fees, premiums, expenses and other transaction costs incurred in connection therewith, (ii) for working capital purposes and to cash collateralize any existing letters of credit (if any) of Tufin or its subsidiaries permitted to remain outstanding after the closing date pursuant to the merger agreement (iii) for other general corporate purposes, (iv) to finance purchase price adjustments under the merger agreement (if any) and (v) to fund any other payments contemplated by the merger agreement.

The obligations of the lenders party to the debt commitment letter to provide the debt financing under the debt commitment letter are subject to the following conditions:

•	the absence of a Company Material Adverse Effect since April 5, 2022 that is continuing;

•
the consummation (or substantially simultaneous consummation with the debt financing) of the merger in accordance with the merger agreement as in effect on April 5, 2022 without any amendment, modification or waiver of any of the provisions thereof that would be materially adverse to the interests of the lenders in their capacity as such without the consent of the initial lenders;

•
subject to certain limitations and exceptions, the accuracy in all material respects as of the closing of the merger of certain specified representations and warranties in the merger agreement and certain specified representations and warranties in the loan documents;

•	the equity financing shall have occurred or, substantially concurrently with the initial funding of the debt financing, shall occur;

•	the payment of applicable invoiced fees and expenses;

•	the delivery of certain audited and unaudited financial statements of Tufin and its subsidiaries;

•	the delivery of certain customary closing documents (including a customary solvency certificate and documents and instruments necessary to create and perfect certain security interests); and

•
the receipt by the lenders of certain documentation and other information about the borrowers and guarantors required under applicable “know your customer” and anti-money laundering rules and regulations (including the PATRIOT Act).

As of the date hereof, the documentation governing the debt financing contemplated by the debt commitment letter has not been finalized and, accordingly, the actual terms of the debt financing may differ from those described in this proxy statement.

Guarantee

Pursuant to the guarantee, the T/R Funds have collectively agreed to guarantee the due and punctual payment of: (i) the aggregate amount of the Buyer Termination Fee (as defined under the caption “The Merger—Termination Fee”) solely if and when any of the Buyer Termination Fee is payable pursuant to the merger agreement; (ii) enforcement expenses due by Buyer pursuant to legal proceedings as a result of certain defaults under the merger agreement, not to exceed $1.5 million in the aggregate; and (iii) the reimbursement obligations of Buyer pursuant to the indemnification obligations to Tufin and its representatives in connection with debt financing as well as other specified fees and expenses.  The obligations set forth in the preceding sentence are referred to as the “guaranteed obligations.” The obligations of the T/R Funds under the guarantee are subject to an aggregate cap equal to $36.9 million.

Subject to specified exceptions, the guarantee will terminate upon the earliest of:

•	the closing of the merger;

•
the valid termination of the merger agreement in accordance with its terms, other than a termination pursuant to which Tufin would be entitled to a Buyer Termination Fee under the merger agreement; in which case the guarantee shall terminate 60 days after such termination unless Tufin has commenced a legal proceeding against Buyer or the T/R Funds alleging the Buyer Termination Fee is due and owing prior to such 60th day; provided that if the merger agreement has been so terminated and such legal proceeding has been filed, the T/R Funds, as the guarantor entities under the guarantee, will have no further liability or obligation under the guarantee from and after the earliest of (w) the closing of the merger, (x) a final, non-appealable resolution of such legal proceeding, (y) a written agreement among the T/R Funds as the guarantor entities under the guarantee and Tufin terminating the obligations and liabilities of the T/R Funds, as the guarantor entities under the guarantee, pursuant to the guarantee and (z) payment of the guaranteed obligations then payable by the T/R Funds or Buyer.

•	the payment and full discharge of any guaranteed obligations that is or may become payable under the guarantee; or

•	the funding of the equity financing.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after the adoption of the merger agreement by shareholders, solely in the following ways:

•	by mutual written agreement of Tufin and Buyer;

•	by either Tufin or Buyer if:

(a)
prior to the effective time of the merger, (i) any permanent injunction or other legal or regulatory restraint or prohibition preventing the consummation of the merger is in effect, that, prohibits, makes illegal or enjoins the consummation of the merger and has become final and non-appealable; or (ii) any statute, rule or regulation is enacted, entered, enforced or deemed applicable to the merger that prohibits, makes illegal or enjoins the consummation of the merger;

(b)
the merger has not been consummated by Termination Date, provided, however, that, if all the conditions to closing, other than the regulatory approvals, have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the closing; provided that each such condition would be satisfied if the closing were to occur on such date) then either party may extend the Termination Date to January 5, 2023, by delivering written notice to the other party; or

(c)
Tufin shareholders fail to adopt the merger agreement at the Special General Meeting or any adjournment or postponement thereof, except the right to terminate the merger agreement is not available to any party whose action or failure to act (which action or failure to act constitutes a breach by such party of the merger agreement) has been the primary cause of, or primarily resulted in, the failure to obtain the requisite Tufin shareholders’ approval at the Special General Meeting or any adjournment or postponement thereof.

•	by Buyer if:

(a)
Tufin has breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in the merger agreement such that certain conditions set forth in the merger agreement are not satisfied and such breach is not capable of being cured by the Termination Date, or is not cured, before the earlier of the Termination Date or the date that is at least 30 calendar days following Buyer’s delivery of written notice of such breach (or such shorter period of time as remains prior to the Termination Date); or

(b)	The Board effects a Company Board Recommendation Change.

•	by Tufin if:

(a)
Buyer or Merger Sub has breached or failed to perform any of its respective representations, warranties, covenants or other agreements set forth in the merger agreement such that certain conditions set forth in the merger agreement are not satisfied, and such breach is not capable of being cured by the Termination Date, or is not cured, before the earlier of the Termination Date or the date that is at least 30 calendar days following Tufin’s delivery of written notice of such breach (or such shorter period of time as remains prior to the Termination Date);

(b)
prior to the adoption of the merger agreement by the Tufin shareholders, so long as (i) Tufin has received a Superior Proposal, (ii) the Board (or a committee thereof) has authorized Tufin to enter into a definitive agreement with respect to a Superior Proposal, (iii) Tufin has complied with its obligations under the merger agreement, and (iv) substantially concurrently with (but no later than the date of) such termination Tufin pays to Buyer a termination fee of either (i) $10.0 million if the merger agreement had been terminated before the Cut-Off Time for the purposes of entering into a definitive agreement in respect of a Superior Proposal with respect to an Exempted Person or (ii) $17.2 million, in the case of any other such termination; or

(c)
prior to the effective time of the merger, (i) the closing obligations of Tufin have been and continue to be satisfied; (ii) Buyer and Merger Sub have failed to consummate the merger under the timing restrictions set forth in the merger agreement; (iii) Tufin has irrevocably notified Buyer in writing that Tufin is ready, willing and able to consummate, and will consummate, the merger; (iv) Tufin has provided at least five business days written notice that it intends to terminate the merger agreement; and (v) the merger is not consummated by the end of such five-business day period.

In the event that the merger agreement is terminated pursuant to the termination rights above, the merger agreement will be of no further force or effect without liability of any party to the other parties, as applicable, except certain sections of the merger agreement will survive the termination of the merger agreement in accordance with their respective terms.  Notwithstanding the foregoing, nothing in the Merger Agreement will relieve the Tufin from any liability for any intentional fraud or willful and material breach of the Merger Agreement prior to its termination.  In addition, no termination of the Merger Agreement will affect the rights or obligations of any party pursuant to the confidentiality agreement between the Tufin and Turn/River or the guarantee, which rights, obligations and agreements will survive the termination of the merger agreement in accordance with their respective terms.

Termination Fee

If Tufin had terminated the merger agreement for the purposes of entering into a definitive agreement with any Exempted Person prior to the Cut-Off Time in respect of a Superior Proposal, Tufin would have been required to pay a $10.0 million termination fee to Buyer, so long as Tufin had complied in all material respects with the non-solicitation provisions set forth in the merger agreement with respect to such Superior Proposal.  If the merger agreement is terminated under specified circumstances including the instances described below, Tufin must pay a $17.2 million termination fee to Buyer.

Buyer will be entitled to receive a termination fee of $17.2 million from Tufin if the merger agreement is terminated:

•
(i) (a) by either Buyer or Tufin because the merger has not been consummated by the Termination Date, subject to certain exceptions or (b) by Buyer because Tufin has breached its representations, warranties, covenants or agreements in the merger agreement such that certain conditions set forth in the merger agreement are not satisfied and such breach is not capable of being cured, or is not cured, before the earlier of the Termination Date or the date that is 30 calendar days following Buyer’s delivery of written notice of such breach (or such shorter period of time as remains prior to the Termination Date) (each of (a) and (b), an “Applicable Termination”); (ii) Tufin has received an Acquisition Proposal or an Acquisition Proposal has been publicly made or announced since the date of the merger agreement; and (iii) Tufin enters into an agreement providing for, or consummates, an Acquisition Transaction within 12 months following such Applicable Termination (provided that, for purposes of the termination fee, all references to “20%” and “80%” in the definition of “Acquisition Transaction” are deemed to be references to “50%”);

•	by Buyer, because the Board has effected a Company Board Recommendation Change; or

•	by Tufin, to enter into a definitive agreement in respect of a Superior Proposal other than with an Exempted Person prior to the Cut-Off Time.

Tufin will be entitled to receive a termination fee of $34.4 million in cash from Buyer (the “Buyer Termination Fee”) if the merger agreement is terminated:

•
by Tufin if Buyer or Merger Sub has breached or failed to perform any of their respective representations, warranties, covenants or other agreements set forth in the merger agreement such that certain conditions set forth in the merger agreement are not satisfied, and such breach is not capable of being cured by the Termination Date, or is not cured, before the earlier of the Termination Date or the date that is 30 calendar days following Tufin’s delivery of written notice of such breach (or such shorter period of time as remains prior to the Termination Date);

•
by Tufin if prior to the effective time of the merger, (i) the closing obligations of Tufin have been and continue to be satisfied; (ii) Buyer and Merger Sub have failed to consummate the merger under the timing restrictions set forth in the merger agreement; (iii) Tufin has irrevocably notified Buyer in writing that, if Buyer performs its obligations under the merger agreement and the equity financing contemplated by the equity commitment letter and the debt financing is funded, Tufin is ready, willing and able to consummate, and will consummate, the merger; (iv) Tufin has provided at least five business days written notice that it intends to terminate the merger agreement; and (v) the merger is not consummated by the end of such five business day period; or

•	by Buyer because the merger has not been consummated by the Termination Date and at such time, Tufin could have terminated pursuant to either of the prior two bullets above.

Specific Performance

Buyer, Merger Sub and Tufin agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties do not timely perform the provisions of the merger agreement (including any party failing to take such actions as are required of it in order to consummate the merger agreement).  Buyer, Merger Sub and Tufin acknowledge and agree that: (1) the parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of the merger agreement and to enforce specifically the terms and provisions thereof; (2) the fees and expenses provisions of the merger agreement are not intended to and would not adequately compensate Tufin, on the one hand, or Buyer and Merger Sub, on the other hand, for the harm that would result from a breach of the merger agreement, and will not be construed to diminish or otherwise impair in any respect any party’s right to an injunction, specific performance and other equitable relief; and (3) the right of specific enforcement is an integral part of the merger and without that right, neither Tufin nor Buyer would have entered into the merger agreement.  It is explicitly agreed that, subject to the limitations of the next three (3) sentences, Tufin will have the right to an injunction, specific performance or other equitable remedies in connection with enforcing Buyer’s and Merger Sub’s obligations to consummate the merger and cause the financing to be funded (including to cause Buyer to enforce the obligations of the Buyer’s affiliates, as applicable, under the equity commitment letter in order to cause the equity financing to be timely completed in accordance with and subject to the terms and conditions set forth in the equity commitment letter) subject to the terms and conditions set forth therein and in the merger agreement.  Notwithstanding the foregoing and subject to the rights of the parties to the definitive agreements for any financing under the terms thereof, none of Tufin or its affiliates and their direct and indirect shareholders will be entitled to seek the remedy of specific performance of the merger agreement against the guarantors.  Notwithstanding the foregoing and subject to the rights of the parties to the definitive agreements for any financing under the terms thereof, none of Tufin and its affiliates and their direct and indirect shareholders will be entitled to directly seek the remedy of specific performance of the merger agreement against any financing source.  Notwithstanding anything to the contrary in the merger agreement, it is explicitly agreed that the right of Tufin to seek an injunction, specific performance or other equitable remedies in connection with enforcing Buyer’s obligation to close the transactions and cause the equity financing under the merger agreement to be funded to fund a portion of the amount required to consummate the merger and to make all payments required to be made in connection therewith (but not the right of Tufin to seek such injunctions, specific performance or other equitable remedies for reasons other than to cause the closing to occur) shall be subject to the requirements that (i) all of the (x) joint conditions to Buyer, Merger Sub and Tufin’s obligations to consummate the merger and (y) conditions to Buyer and Merger Sub’s obligations to consummate the merger, in each case, have been satisfied (other than those conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), (ii) the debt financing has been funded in full in accordance with the terms and conditions thereof or will be funded in accordance with the terms and conditions thereof if the equity financing is funded and (iii) Tufin has irrevocably confirmed in writing that if the equity financing and debt financing are funded, then Tufin will take such actions that are required of it by the merger agreement to consummate the closing of the merger pursuant to the terms of the merger agreement.

Buyer, Merger Sub and Tufin agree not to raise any objections to (1) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of the merger agreement by Tufin, on the one hand, or Buyer and Merger Sub, on the other hand; and (2) the specific performance of the terms and provisions of the merger agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of Buyer and Merger Sub pursuant to the merger agreement.  Any party seeking an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each party irrevocably waives any right that it will have to require the obtaining, furnishing or posting of any such bond or other security.

Limitations of Liability

The collective monetary damages of Buyer, Merger Sub or any of their affiliates for breaches (including any willful breach) under the merger agreement (taking into account the payment of the Buyer Termination Fee pursuant to the merger agreement), the guarantee or the equity commitment letter will not exceed, in the aggregate for all such breaches, an amount equal to $34.4 million.  The maximum aggregate monetary damages of Tufin for breaches under the merger agreement (taking into account the payment of the termination fee, if applicable) will not exceed an amount equal to $17.2 million in the aggregate for all such breaches.

Notwithstanding such limitations on liability for monetary damages, Buyer, Merger Sub and Tufin may be entitled to an injunction, specific performance or other equitable relief as provided in the merger agreement.

Fees and Expenses

Except in specified circumstances in the merger agreement, whether or not the merger is completed, Tufin, on the one hand, and Buyer and Merger Sub, on the other hand, are each responsible for all of their respective costs and expenses incurred in connection with the merger and the other transactions contemplated by the merger agreement.

Amendment

The merger agreement may be amended by the parties in an executed written instrument at any time before or after adoption of the merger agreement by the Tufin shareholders.  However, after adoption of the merger agreement by the Tufin shareholders, no amendment that requires further approval by such shareholders pursuant to the Companies Law may be made without such approval.  Notwithstanding anything to the contrary in the merger agreement, the provisions relating to the financing sources may not be amended, modified or altered in a manner materially adverse to any financing source without the prior written consent of the financing sources.

Governing Law

The merger agreement is governed by Delaware law.  The internal affairs of the corporations party to the merger agreement are governed by the applicable governing law of their entity formation.  All other provisions of the merger agreement and transactions contemplated there by that are expressly or otherwise required to be governed by the Companies Law will be governed by the Companies Law.

The Voting Agreements

Concurrently with and as a condition to entering into the Merger Agreement, each of Reuven Kitov and Reuven Harrison entered into a voting and support agreement with Buyer and Tufin (each, a “Voting Agreement”), with respect to all Tufin ordinary shares beneficially owned by such executive, as set forth in his Voting Agreement (collectively, the “Voting Agreement Shares”).

Each of Messrs.  Kitov and Harrison has agreed to, among other things, take the following actions pursuant to the terms, conditions and limitations set forth in his Voting Agreement, during the term of his Voting Agreement: (a) vote his Voting Agreement Shares in favor of approval of the merger and the other actions contemplated by the merger agreement and (b) vote his Voting Agreement Shares against any Acquisition Proposal.

Each Voting Agreement will terminate upon, among other things, (a) the consummation of the transactions contemplated by the merger agreement, including the merger, (b) the valid termination of the merger agreement in accordance with its terms, and (c) occurrence of an Intervening Event.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS
AND EXECUTIVE OFFICERS OF TUFIN

The following table sets forth information regarding the beneficial ownership of Tufin ordinary shares as of May 9, 2022 (unless otherwise noted), for:

•	each person or entity who is known by us to beneficially own more than 5% of the outstanding Tufin ordinary shares;

•	each of our directors and executive officers individually; and

•	all of our directors and executive officers as a group.

Unless otherwise indicated, the address of each person named in the table below is c/o Tufin Software Technologies Ltd., 5 HaShalom Road, ToHa Tower, Tel Aviv 6789205, Israel, and, to Tufin’s knowledge, each beneficial owner named in the table has sole voting and sole investment power over the shares indicated as owned by such person, subject to applicable community property laws.  The percentages listed in the table for each of the directors and executive officers and all executive officers and directors as a group were calculated based on 38,495,358 Tufin ordinary shares outstanding on May 9, 2022.  The amounts and percentage of Tufin ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities.  Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security.  A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	%
Directors and Executive Officers
Reuven Kitov (1)	1,971,853	5.1%
Reuven Harrison	1,673,116	4.3%
Jack Wakileh	*	*
Yoram Gronich	*	*
Shay Dayan	*	*
Raymond Brancato	*	*
Ohad Finkelstein (2)	500,280	1.3%
Yuval Shachar (3)	623,147	1.6%
Yair Shamir	*	*
Edouard Cukierman	*	*
Peter Campbell	*	*
Dafna Gruber	*	*
Tom Schodorf	*	*
Brian Gumbel	*	*
All directors and executive officers as a group (14 persons) (4)	4,727,261	12.3%
Principal Shareholders
EVR Research LP (5)	2,360,000	6.1%
Beryl Capital Management LLC (6)	3,159,797	8.2%

_____________________
*	Less than 1%.

(1)	Includes 639,350 shares held in trust for family members over which Reuven Kitov is the beneficial owner.
(2)
Includes 473,968 shares Ohad Finkelstein may be deemed to beneficially own through entities affiliated with Marker LLC and 10,638 shares issuable upon the exercise of options exercisable within 60 days of May 9, 2022.

(3)
Includes 473,968 shares Yuval Shachar may be deemed to beneficially own through entities affiliated with Marker LLC and 60,360 shares issuable upon the exercise of options exercisable within 60 days of May 9, 2022.

(4)	See notes 1 through 3 above. Includes 4,447,559 ordinary shares and 279,702 shares issuable upon the exercise of options exercisable within 60 days of May 9, 2022.
(5)
The information in the table above concerning the number of ordinary shares beneficially owned by EVR Master Fund, LP was obtained from a Schedule 13G/A filed with the SEC by EVR Research LP and EVR Master Fund, LP on February 28, 2022 reporting beneficial ownership as of February 16, 2022, and includes 1,630,000 ordinary shares and call options exercisable into 730,000 ordinary shares held by EVR Master Fund, LP.  EVR Research LP, as the investment manager of EVR Master Fund, LP and certain other funds, may be deemed an indirect beneficial owner of the ordinary shares.  Benjamin Wolf Joffe is the managing member of the general partner of EVR Research LP and exercises investment discretion with respect to these ordinary shares held directly by EVR Master Fund, LP and certain other funds.  The address of EVR Research LP is 411 Libbie Avenue, Suite 3, Richmond, VA 23226, and the address for EVR Master Fund, LP is 411 Libbie Avenue, Suite 3, Richmond, VA 23226.

(6)
The information in the table above concerning the number of ordinary shares beneficially owned by Beryl Capital Management LLC was obtained from a Schedule 13G filed with the SEC by Beryl Capital Management LLC (“Beryl”), Beryl Capital Management LP (“Beryl GP”), Beryl Capital Partners II LP (the “Partnership”) and David A. Witkin (collectively, the “Filers”) on May 10, 2022 reporting beneficial ownership as of April 29, 2022.  Beryl is the investment adviser to the Partnership and other private investment funds (collectively, the “Funds”) and other accounts.  Beryl is the general partner of Beryl GP, which is also the general partner of one or more of the Funds.  Mr. Witkin is the control person of Beryl and Beryl GP.  The Funds hold the ordinary shares for the benefit of their investors, and the Funds and Beryl’s other clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.  Other than the Partnership, no individual client’s holdings of the Stock are more than five percent of the outstanding Stock.  The Filers hold 3,159,797 ordinary shares.  Such securities are held in part by the Partnership, which beneficially owns 2,790,772 ordinary shares.  The address of each of the Filers is 1611 S. Catalina Ave., Suite 309, Redondo Beach, CA 90277.

WHERE YOU CAN FIND MORE INFORMATION

Tufin files annual reports with the SEC and furnishes current reports and other information to the SEC.  Tufin’s SEC filings are available for free to the public on the SEC’s website at www.sec.gov.  In addition, Tufin’s filings with the SEC are also available for free to the public at the investor relations page of Tufin’s website, https://investors.tufin.com.  Information contained on Tufin’s website is not incorporated by reference into this document, and you should not consider information contained on those websites as part of this document.

Tufin incorporates by reference into this document the documents listed below.  Any filings Tufin makes with the SEC under Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended, after the date of this document until the date of Tufin’s special general meeting and any adjournment thereof will be deemed to be incorporated by reference into this document.  In addition, any reports of foreign private issuer on Form 6-K furnished by Tufin to the SEC after the date of this document until the date of Tufin’s special general meeting, which Tufin identifies as being incorporated by reference into this document, are also incorporated by reference herein.  The information incorporated by reference is an important part of this document.  Any statement in a document incorporated by reference into this document will be deemed to be modified or superseded for purposes of this document to the extent a statement contained in this or any other subsequently filed or furnished document that is incorporated by reference into this document modifies or supersedes such statement.  Any statement so modified or superseded will be not deemed, except as so modified or superseded, to constitute a part of this document.

Tufin Documents Filed with or Furnished to the SEC (SEC file number 001-38866)	Date on which Filed with or Furnished to SEC
Annual Report on Form 20-F for Year Ended December 31, 2021	March 7, 2022
Reports of Foreign Private Issuer on Form 6-K	April 6, 2022 and May 3, 2022

You may obtain a copy of any document incorporated by reference into this document (except for the exhibits to those documents) from Tufin.  You may also obtain these documents from the SEC or through the SEC’s website.  Documents incorporated by reference are available from Tufin without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit into this document.  You may obtain documents incorporated by reference into this document by requesting them in writing or by telephone from Tufin at the following address, telephone number and email address:

Tufin Software Technologies Ltd.
5 HaShalom Road, ToHa Tower
Tel Aviv 6789205, Israel
Attention: Ms. Noa Farkas Gluck, General Counsel
Phone: +972 (3) 612-8118
Email: investors@tufin.com

You may also direct any questions about the merger to, and request additional copies of the enclosed proxy materials from, our proxy solicitor at:

Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
Shareholders call toll free: 800-662-5200
Banks and brokers call collect: 203-658-9400
Email: tufn@investor.morrowsodali.com

You should not send in your Tufin share certificates until you receive the transmittal materials from the paying agent.

You should rely only on the information contained or incorporated by reference in this document.  We have not authorized anyone to provide you with information that is different from what is contained in this document.  This document is dated May 13, 2022.  You should not assume that the information contained in this document is accurate as of any date other than that date (or as of an earlier date if so indicated in this document).  The mailing of this document to Tufin shareholders does not create any implication to the contrary.

By order of the Board of Directors, /s/ Reuven Kitov Reuven Kitov Chief Executive Officer and Chairman of the Board of Directors

Tel Aviv, Israel
May 13, 2022

ANNEX A – AGREEMENT AND PLAN OF MERGER

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

TALON MIDCO 3 LIMITED,

TALON MERGER SUB LTD.

and

TUFIN SOFTWARE TECHNOLOGIES LTD.

Dated as of April 5, 2022

TABLE OF CONTENTS

Page

ARTICLE I DEFINITIONS & INTERPRETATIONS		A - 2
1.1	Certain Definitions	A - 2
1.2	Additional Definitions	A - 16
1.3	Certain Interpretations	A - 18

ARTICLE II THE MERGER		A - 20
2.1	The Merger	A - 20
2.2	The Effective Time	A - 20
2.3	The Closing	A - 20
2.4	Effect of the Merger	A - 21
2.5	Name and Articles of Association	A - 21
2.6	Directors and Officers	A - 21
2.7	Effect on Share Capital	A - 21
2.8	Equity Awards	A - 22
2.9	Exchange of Certificates	A - 26
2.10	No Further Ownership Rights in Company Ordinary Shares	A - 27
2.11	Lost, Stolen or Destroyed Certificates	A - 28
2.12	Required Withholding	A - 28
2.13	No Dividends or Distributions	A - 29
2.14	Necessary Further Actions	A - 29

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		A - 30
3.1	Organization and Qualification	A - 30
3.2	Authority; Approvals and Enforceability	A - 30
3.3	Required Filings and Consents; Non-Contravention	A - 31
3.4	Articles of Association	A - 32
3.5	Company Capitalization	A - 32
3.6	Subsidiaries	A - 33
3.7	Company SEC Reports	A - 34
3.8	Company Financial Statements; Internal Controls	A - 34
3.9	Undisclosed Liabilities	A - 36
3.10	Subsequent Changes	A - 36
3.11	Real Property	A - 36
3.12	Tangible Property	A - 37
3.13	Intellectual Property	A - 37
3.14	Material Contracts	A - 41
3.15	Tax Matters	A - 43
3.16	Employee Benefit Matters	A - 46
3.17	Labor Matters	A - 49
3.18	Environmental Matters	A - 52
3.19	Compliance with Laws	A - 53
3.20	Permits	A - 54
3.21	Legal Proceedings and Orders	A - 54
3.22	Insurance	A - 55
3.23	Takeover Statutes	A - 55
3.24	Brokers, Finders and Financial Advisors	A - 55
3.25	Government Grants and Incentives	A - 55
3.26	No Other Representations	A - 55

A - i

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		A - 56
4.1	Organization and Qualification	A - 56
4.2	Authority; Approvals and Enforceability	A - 56
4.3	Required Filings and Consents; Non-Contravention	A - 56
4.4	Certificate of Incorporation and Bylaws	A - 57
4.5	Legal Proceedings; Orders; Disclosure	A - 57
4.6	Brokers, Finders and Financial Advisors	A - 58
4.7	Operations of Parent and Merger Sub	A - 58
4.8	No Parent Vote or Approval Required	A - 58
4.9	Financing	A - 58
4.10	Guarantee	A - 60
4.11	Stockholder and Management Arrangements	A - 60
4.12	Solvency	A - 61
4.13	Exclusivity of Representations and Warranties; Investigation	A - 61

ARTICLE V INTERIM OPERATIONS		A - 63
5.1	Affirmative Obligations	A - 63
5.2	Forbearance Covenants of the Company	A - 63
5.3	No Solicitation	A - 66

ARTICLE VI ADDITIONAL COVENANTS		A - 73
6.1	Required Action and Forbearance; Efforts	A - 73
6.2	Antitrust	A - 74
6.3	Company Shareholders Meeting	A - 75
6.4	Financing	A - 77
6.5	Cooperation With Debt Financing	A - 80
6.6	Tax Ruling	A - 84
6.7	Anti-Takeover Laws	A - 85
6.8	Access	A - 85
6.9	Directors’ and Officers’ Exculpation, Indemnification and Insurance	A - 86
6.10	Employee Matters	A - 88
6.11	Obligations of Merger Sub	A - 89
6.12	Public Statements and Disclosure	A - 89
6.13	Transaction Litigation	A - 90
6.14	Stock Exchange Delisting; Deregistration	A - 90
6.15	Additional Agreements	A - 90
6.16	Parent Vote	A - 90
6.17	No Control of the Other Party’s Business	A - 91
6.18	No Employment Discussions	A - 91
6.19	Merger Proposal; Certificate of Merger	A - 91
6.20	Marketable Securities	A - 92
6.21	Resignations	A - 92
6.22	Tax Matters	A - 92

A - ii

ARTICLE VII CONDITIONS TO THE MERGER		A - 93
7.1	Conditions to Each Party’s Obligations to Effect the Merger	A - 93
7.2	Conditions to the Obligations of Parent and Merger Sub	A - 93
7.3	Conditions to the Company’s Obligations to Effect the Merger	A - 94

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER		A - 95
8.1	Termination	A - 95
8.2	Manner and Notice of Termination; Effect of Termination	A - 97
8.3	Fees and Expenses	A - 98
8.4	Amendment	A - 102
8.5	Extension; Waiver	A - 102
8.6	No Liability of Financing Sources	A - 102

ARTICLE IX GENERAL PROVISIONS		A - 102
9.1	Survival of Representations, Warranties and Covenants	A - 102
9.2	Notices	A - 103
9.3	Assignment	A - 104
9.4	Confidentiality	A - 104
9.5	Entire Agreement	A - 104
9.6	Third-Party Beneficiaries	A - 105
9.7	Severability	A - 105
9.8	Remedies	A - 105
9.9	Governing Law	A - 106
9.10	Consent to Jurisdiction	106
9.11	WAIVER OF JURY TRIAL	A - 107
9.12	Company Disclosure Letter References	A - 107
9.13	Counterparts	A - 108
9.14	No Limitation	A - 108
9.15	Performance Guaranty	A - 108
9.16	Disclaimer	A - 108
9.17	Non-Recourse Parties	A - 109

EXHIBITS
Exhibit A	Amended and Restated Articles of Association	A - 112
Exhibit B	Form of Residency Declaration	A - 113

A - iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of April 5, 2022 (the “Agreement Date”), by and among Talon MidCo 3 Limited, a private company incorporated in England and Wales with company registration number 14006063 and its registered address at Suite 1, 3rd Floor, 11-12 St. James’s Square, London, United Kingdom SW1Y 4LB (“Parent”), Talon Merger Sub Ltd., a company organized under the Laws of the State of Israel and a wholly owned Subsidiary of Parent (“Merger Sub”), and Tufin Software Technologies Ltd., a company organized under the Laws of the State of Israel (the “Company”).  Each of Parent, Merger Sub and the Company are sometimes referred to as a “Party.” All capitalized terms that are used in this Agreement have the respective meanings given to them in Article I.

RECITALS

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Company Board has unanimously (i) approved and declared advisable, fair and in the best interests of the Company and its shareholders, this Agreement and the transactions contemplated by this Agreement (the “Transactions”), including the merger of Merger Sub with and into the Company, with the Company surviving as a wholly owned Subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Section 314-327 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations thereunder, the “ICL”); (ii) resolved to recommend that the Company Shareholders approve the Transactions and (iii) determined that, considering the financial conditions of the merging companies, no reasonable concern exists that the Surviving Company (as defined below) will be unable to fulfill the obligations of the Company to its creditors;

WHEREAS, (i) each of the board of directors of Merger Sub and the board of directors of Parent have approved and declared advisable, fair and in the best interests of Parent and Merger Sub and their respective shareholders, this Agreement and the Transactions upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of the ICL and (ii) the board of directors of Merger Sub has determined that, considering the financial conditions of the merging companies, no reasonable concern exists that the Surviving Company (as defined below) will be unable to fulfill the obligations of the Merger Sub to its creditors and has resolved to recommend that the Merger Sub’s sole shareholder approve this Agreement and the Transactions;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent and Merger Sub have delivered to the Company concurrently with the execution of this Agreement, (i) a limited guarantee (the “Guarantee”) from: (1) Turn/River Capital IV (QP-A), L.P., (2) Turn/River Capital IV (QP-B), L.P.; (3) Turn/River Capital IV (AI), L.P.; (4) Turn/River Capital V (QP-A), L.P.; (5) Turn/River Capital V (QP-B), L.P.; and (6) Turn/River Capital V (AI), L.P. (collectively, the “Guarantors”) in favor of the Company and pursuant to which, subject to the terms and conditions therein, the Guarantors are guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement and (ii) the Financing Letters;

WHEREAS, as a condition and inducement to Parent’s willingness to enter into this Agreement, certain persons, in their capacity as stockholders of the Company, have simultaneously herewith entered into Voting and Support Agreements (the “Voting and Support Agreements”) in connection with the Merger; and

WHEREAS, Parent, Merger Sub and the Company desire to (i) make certain representations, warranties, covenants and agreements in connection with this Agreement and the Merger; and (ii) prescribe certain conditions with respect to the consummation of the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I
DEFINITIONS & INTERPRETATIONS

1.1          Certain Definitions.  For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings:

(a)          “Acceptable Confidentiality Agreement” means an agreement with the Company that is either (i) in effect as of the Agreement Date; or (ii) executed, delivered and effective after the Agreement Date, in either case containing provisions that require any counterparty thereto (and any of its Affiliates and representatives named therein) that receive non-public information of or with respect to the Company to keep such information confidential (subject to customary exceptions); provided, however, the provisions contained therein are not less favorable to the Company in any material respect than the terms of the Confidentiality Agreement (it being understood that such agreement need not contain any “standstill” or similar provisions that prohibit the making of any Acquisition Proposal).

(b)          “Acquisition Proposal” means any inquiry, offer or proposal relating to an Acquisition Transaction.

(c)          “Acquisition Transaction” means any transaction or series of related transactions (other than the Merger) involving:

(i)          any direct or indirect purchase or other acquisition by any Third Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons, whether from the Company or any other Person(s), of securities representing more than twenty percent (20%) of the total outstanding voting power of the Company after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or “group” of Persons that, if consummated in accordance with its terms, would result in such Person or “group” of Persons beneficially owning more than twenty percent (20%) of the total outstanding voting power of the Company after giving effect to the consummation of such tender or exchange offer;

(ii)          any direct or indirect purchase, exclusive license or other acquisition by any Third Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons of assets constituting or accounting for more than twenty percent (20%) of the consolidated assets, revenue or net income of the Company Group, taken as a whole (measured by the fair market value thereof as of the date of such purchase, exclusive license or acquisition); or

(iii)          any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company pursuant to which (x) any Third Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons would hold securities representing more than twenty percent (20%) of the total outstanding voting power of the Company outstanding after giving effect to the consummation of such transaction or (y) stockholders of the Company immediately preceding such transaction hold less than eighty percent (80%) of the equity interests of the surviving or resulting entity of such transaction.

(d)          “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person.  For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract or otherwise.

(e)         “Anti-Corruption Laws” means any Laws, regulations, rules, statutes or orders in any part of the world relating to combatting bribery and corruption, including the Organization for Economic Cooperation and Development Convention on Combatting Bribery of Foreign Officials in International Business Transactions and the UN Convention Against Corruption, the Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act 2010.

(f)          “Antitrust Law” means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act and all other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws, that (i) are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition or (ii) pertain to the regulation of foreign investments.

(g)          “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company and its Subsidiaries as of December 31, 2021 set forth in the Company’s Annual Report on Form 20-F filed by the Company with the SEC for the fiscal year ended December 31, 2021.

(h)          “Business Day” means any day other than Friday, Saturday, Sunday or other day on which the banks in New York or Israel are authorized by Law or executive order to be closed.

(i)         “CARES Act” means the Coronavirus Aid, Relief and Economic Security Act, signed into Law by the President of the United States on March 27, 2020, “Division N - Additional Coronavirus Response and Relief” of the Consolidated Appropriations Act, 2021 (H.R. 133), and any administrative or other guidance published with respect thereto by any Governmental Authority (including IRS Notices 2020-22 and 2020-65), or any other Law intended to address the consequences of COVID-19 including the Families First Act.

(j)           “Code” means the United States Internal Revenue Code of 1986, as amended.

(k)          “Company Board” means the Board of Directors of the Company.

(l)           “Company Equity Award” means any Company Option or any Company Restricted Stock Unit Award.

(m)         “Company Equity Plans” means, collectively, the Company’s 2007 Israeli Share Option Plan, 2008 U.S. Stock Plan, 2018 Equity-Based Incentive Plan, and 2019 Equity-Based Incentive Plan, in each case, as may be amended and/or restated from time to time.

(n)          “Company Group” means the Company and its Subsidiaries.

(o)          “Company Group Member” means the Company or any of its Subsidiaries.

(p)          “Company Intellectual Property” means any Intellectual Property Rights that are owned by any Company Group Member.

(q)          “Company Investors’ Rights Agreement” means the Amended and Restated Investors’ Rights Agreement between the Company and the holders named therein, dated March 6, 2019 filed as Exhibit 10.1 to Form F-1 filed March 6, 2019.

(r)           “Company Material Adverse Effect” means any change, event, effect, development, occurrence or circumstance (each, an “Effect”) that, individually or in the aggregate, is, has had, or would reasonably be expected to have a material adverse effect on (x) the ability of the Company and its Subsidiaries to perform its material obligations under this Agreement, or to consummate the Transactions or (y) the business, assets, properties, condition (financial or otherwise) or results of operations of the Company Group, taken as a whole; provided, however, that, solely with respect to clause (y), none of the following Effects with respect to the following matters (by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur (subject to the limitations set forth below):

(i)          general economic conditions in Israel, the United States or any other country or region in the world, or changes in conditions in the global economy generally;

(ii)        conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (1) changes in interest rates or credit ratings in the United States or any other country; (2) changes in exchange rates for the currencies of any country; or (3) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(iii)        general conditions, including labor conditions, in the industries in which the Company Group generally conducts business;

(iv)        regulatory, legislative or political conditions in the United States or any other country or region in the world;

(v)         geopolitical conditions, outbreak of hostilities, acts of war, sabotage, terrorism or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, terrorism or military actions) in the United States or any other country or region in the world;

(vi)      earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, pandemics (including SARS-CoV-2 or COVID-19), any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks (“COVID-19”), epidemics or other outbreaks of diseases, quarantine restrictions, weather conditions and other force majeure events in the United States or any other country or region in the world (or escalation or worsening of any such events or occurrences, including, as applicable, subsequent wave(s));

(vii)      resulting from the negotiation, execution, announcement, pendency, performance or consummation of this Agreement or the Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Company Group with employees, suppliers, customers, partners, vendors or any other third Person; provided, however, that this clause (vii) shall not apply to any representation or warranty contained in this Agreement to the extent that such representation or warranty expressly addresses consequences resulting from the execution of this Agreement or the consummation or pendency of the Transactions;

(viii)      the taking of any action expressly required to be taken pursuant to this Agreement (other than pursuant to Section 5.1) or the failure to take any action expressly prohibited from being taken pursuant to this Agreement; provided, however, that any action prohibited from being taken by Section 5.2 shall only be deemed expressly prohibited from being taken for purposes of this clause (viii) if the Company has requested that Parent consent to the taking of such action and Parent unreasonably withholds, conditions or delays its consent with respect to such action;

(ix)        arising from any action taken or refrained from being taken, in each case to which Parent has expressly approved, consented to or requested in writing following the Agreement Date;

(x)         changes in GAAP or other accounting standards or in any applicable Laws or regulations (or the official interpretation of any of the foregoing after the Agreement Date);

(xi)        actions required or recommended to be taken by any quarantine, “shelter in place,” “stay at home,” social distancing, vaccination, shut down, closure, sequester, safety or similar Law, directive, mandate, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19 (“COVID-19 Measures”);

(xii)       price or trading volume of the Company Ordinary Shares, in and of itself, or any change, in and of itself, in the credit ratings or ratings outlook of any Company Group Member (it being understood that any cause of such change in price, trading volume, credit ratings or ratings outlook may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur);

(xiii)     any failure, in and of itself, by the Company Group to meet (A) any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any cause of any such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur if not otherwise excluded hereunder);

(xiv)      the availability or cost of equity, debt or other financing to the Guarantors, Parent, Merger Sub or the Surviving Company (it being understood that any cause of the unavailability of such financing that is related to the Company Group may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur if not otherwise excluded hereunder);

(xv)       the identity of Parent, Merger Sub or the respective affiliates of the foregoing (including the Guarantors), or communication by Parent, Merger Sub or their respective affiliates regarding their plans or intentions with respect to the Company Group;  and

(xvi)      any Transaction Litigation;

except, with respect to clauses (i); (ii); (iii); (iv); (v); (vi); (x); and (xi) to the extent that such Effect has had a disproportionate adverse effect on the Company Group relative to other companies operating in the industry or industries in which the Company Group conducts business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur.

(s)          “Company Option” means an option to purchase Company Ordinary Shares granted under any of the Company Equity Plans.

(t)           “Company Ordinary Shares” means the ordinary shares of the Company, par value NIS 0.015.

(u)          “Company Product” means all products and services (including software products) that are distributed, sold or licensed on behalf of the Company Group or from which the Company is deriving or has derived, within the last three (3) years preceding the date hereof, revenue from the distribution, sale, license, maintenance or other provision thereof.

(v)          “Company Registered Intellectual Property” means all of the Registered Intellectual Property owned or purported by any Company Group Member to be owned by any Company Group Member.

(w)         “Company Restricted Stock Unit Award” means an award of restricted stock units granted under any of the Company Equity Plans.

(x)          “Company Shareholders” means the holders of Company Ordinary Shares.

(y)          “Confidentiality Agreement” means the confidentiality agreement set forth on Section 1.1(y) of the Company Disclosure Letter.

(z)          “Continuing Employees” means each individual who is an employee of the Company immediately prior to the Effective Time and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Company) immediately following the Effective Time.

(aa)         “Contract” means any contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense or other binding agreement.

(bb)       “D&O Claim” means any threatened, asserted, pending or completed claim, action, suit, proceeding, inquiry or investigation, whether instituted by any party hereto, any Governmental Authority or any other Person, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to matters that relate to a Covered Person’s duties or service (a) as a director or officer or employee of a Company Group Member at or prior to the Effective Time (including with respect to any acts, facts, events or omissions occurring in connection with the approval of this Agreement and the Merger, including the consideration and approval thereof and the process undertaken in connection therewith and any D&O Claim relating thereto) or (b) as a director, trustee or officer of any other entity or any benefit plan maintained by any Company Group Member (for which a Covered Person is or was serving at the request or for the benefit of a Company Group Member) at or prior to the Effective Time.

(cc)       “Deemed RSU Award” means a commitment or promise to grant a Company Restricted Stock Unit Award contained in an offer letter or other written agreement entered into prior to the Closing Date and in compliance with Section 5.2(b) that has not been granted by the Company as of immediately prior to the Closing.

(dd)       “Distribution Partners” means those Persons engaged by a Company Group Member for the distribution and/or resale of Company Products, including channel-partners, value-added resellers, value-added distributors, original equipment manufacturers and other third-party distributors or resellers.

(ee)        “DOJ” means the United States Department of Justice or any successor thereto.

(ff)         “DOL” means the United States Department of Labor or any successor thereto.

(gg)       “Employee Benefit Plan” means any Pension Plan (whether or not subject to ERISA), any “employee welfare benefit plan” as defined in Section 3(1) of ERISA (whether or not subject to ERISA), and any other written or oral plan, policy, program, agreement or arrangement involving compensation or benefits, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation, fringe benefits, perquisites, incentive compensation or post-retirement compensation or post-employment compensation or benefits and any employment, management, consulting, relocation, repatriation, expatriation, visa, work permit change in control, severance or similar agreement, written or otherwise, (i) which is or has been sponsored, maintained, contributed to or required to be contributed to by any Company Group Member, (ii) which is maintained by a professional employer organization (a “PEO”) for the benefit of any current or former employee, officer, director, or consultant of any Company Group Member (a “PEO Plan”), or (iii) under or with respect to which any Company Group Member has or could reasonably be expected to have any Liability; but excluding any such plan policy, program, agreement or arrangement that is (x) a “multiemployer plan” (as defined in Section 3(37) of ERISA), and (y) mandated by a Governmental Authority or by applicable Law that is sponsored or maintained by a Governmental Authority.

(hh)        “Environmental Laws” means all Laws, guidance, rules, regulations, orders, treaties, statutes, and codes promulgated by any Governmental Authority which prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity.

(ii)          “ERISA” means the Employee Retirement Income Security Act of 1974.

(jj)          “ERISA Affiliate” means, with respect to any Person, any other Person that, together with such Person, would at any relevant time be treated as a single employer under Section 414 of the Code.

(kk)        “Exchange Act” means the Securities Exchange Act of 1934.

(ll)         “Exempted Person” means any Third Person (i) who submits a bona fide written Acquisition Proposal to the Company or any of its Representatives after the Agreement Date and prior to the No-Shop Period Start Date and (ii) whose Acquisition Proposal is determined by the Company Board, in good faith, prior to the start of the No-Shop Period Start Date (after consultation with its outside counsel and its financial advisor), to be, or would reasonably be expected to lead to, a Superior Proposal; provided, however, that such Person shall immediately cease to be an Exempted Person (and the provisions of this Agreement applicable to Exempted Persons shall cease to apply with respect to such Person) if (1) such Acquisition Proposal is withdrawn by such Third Person or (2) such Acquisition Proposal, in the good faith determination of the Company Board (after consultation with its outside counsel and its financial advisor), no longer is, or would no longer be reasonably expected to lead to, a Superior Proposal.

(mm)      “Families First Act” means the Families First Coronavirus Response Act, as signed into law by the President of the United States on March 18, 2020.

(nn)        “FCPA” means the Foreign Corrupt Practices Act of 1977.

(oo)        “Financing Commitment Sources” means the agents, arrangers and lenders that are party to the Debt Commitment Letter, including the agents, arrangers and lenders party to any joinder agreements thereto.

(pp)        “Financing Sources” means the agents, arrangers and lenders that provide or arrange the Debt Financing, including the agents, arrangers and lenders party to the Debt Commitment Letter, any joinder agreements, credit agreements or other definitive documentations relating thereto entered into in connection therewith, together with their respective Affiliates and their respective Affiliates’ officers, directors, general or limited partners, shareholders, members, employees, controlling Persons, agents and representatives and their respective permitted successors and assigns.

(qq)        “FTC” means the United States Federal Trade Commission or any successor thereto.

(rr)         “GAAP” means generally accepted accounting principles, consistently applied, in the United States.

(ss)        “Governmental Authority” means any government, government-sponsored entity, governmental or regulatory entity or body, department, commission, board, agency or instrumentality, and any court, tribunal, arbitrator or arbitral body (public or private) or judicial body, in each case whether federal, state, county or provincial, national or supra-national, and whether local or foreign.

(tt)          “Hazardous Material” means any material, chemical, emission, substance or waste for which liability or standards of conduct may be imposed under Environmental Laws, including petroleum or petroleum products, asbestos or asbestos containing materials, polychlorinated biphenyls, and polyfluoroalky substances.

(uu)        “Hazardous Materials Activity” means the transportation, transfer, recycling, management, storage, use, treatment, manufacture, release, disposal, sale, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material.

(vv)        “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(ww)      “Indebtedness” means, with respect to any Person and without duplication, any of the following monetary liabilities or obligations: (i) indebtedness for borrowed money (other than letters of credit, surety bonds or bank guarantees); (ii) indebtedness evidenced by bonds, debentures, notes or other similar instruments or debt securities; (iii) liabilities for reimbursement of any obligor on letters of credit, banker’s acceptances or similar instruments, in each case solely to the extent funds have been drawn and are payable thereunder; (iv) liabilities pursuant to leases required to be capitalized under GAAP (other than any liabilities pursuant to leases which would not have been required to be capitalized under GAAP prior to the implementation of ASC 842); (v) liabilities arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; (vi) any deferred acquisition purchase price or “earn-out” agreements related to past acquisitions (other than contingent indemnification obligations that have not matured and as to which no claims have been made, or to the Knowledge of the Company, threatened); (vii) all guarantees of the obligations of other Persons described in clauses (i) through (vi) above; and (viii) all obligations of other Persons described in clauses (i) through (vii) above secured by any Lien on property of such Person; provided that Indebtedness shall not include (A) accounts payable to trade creditors and accrued expenses, in each case arising in the ordinary course of business and (B) liabilities or obligations solely between the Company and any wholly owned Subsidiary or solely between any wholly owned Subsidiaries.  For the avoidance of doubt, Taxes shall not constitute “Indebtedness.”

(xx)        “Inquiry” means an inquiry, request for discussions or negotiations or request to review non-public information that would reasonably be expected to lead to the making or effecting of an Acquisition Proposal or an Acquisition Transaction.

(yy)        “Intellectual Property Rights” means common law and statutory rights anywhere in the world arising under or associated with (i) patents, patent disclosures, inventions and improvements thereto (whether or not patentable or reduced to practice), and patent applications and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof (“Patents”); (ii) copyrights and works or authorship, copyright registrations and copyright applications, “moral” rights and mask work rights (“Copyrights”); (iii) rights in trade and industrial secrets and in confidential information and know how, technologies, databases, processes, techniques, methods, algorithms, designs, specifications; (iv) trademarks, trade names, logos, slogans, trade dress, corporate names, and service marks, and other indicia of source, and any applications or registration of the same, and all related goodwill therefor throughout the world (“Marks”); (v) domain names, uniform resource locators, other names and locators associated with the Internet, and all registrations therefor; (vi) all rights in databases and data collections; (vii) other proprietary rights relating or with respect to the protection of Technology; (viii) intellectual property rights analogous to those set forth above; and (ix) all past, present and future claims and causes of action arising out of or related to infringement or misappropriation of any of the foregoing.

(zz)         “IRS” means the United States Internal Revenue Service or any successor thereto.

(aaa)       “ITA” means the Israel Tax Authority.

(bbb)       “ITO” means the Israeli Income Tax Ordinance (New Version), 1961, as amended, and all rules and regulations promulgated thereunder.

(ccc)       “Knowledge” of the Company, with respect to any matter in question, means the actual knowledge of the individuals set forth on Section 1.1(ccc) of the Company Disclosure Letter.

(ddd)       “Law” means any law, act, code statute, rule, regulation, judgment, injunction, Order, decree, writ, constitution, treaty, convention, ordinance, code, ruling or other similar restriction of any court or other Governmental Authority.

(eee)       “Legal Proceeding” means any claim, action, charge, complaint, lawsuit, litigation, audit, subpoena, investigation, governmental inquiry, arbitration or other formal legal action or proceeding brought by or pending before any Governmental Authority, mediator or other tribunal.

(fff)        “Liabilities” means any liability, obligation or commitment of any kind, whether absolute, accrued, fixed or contingent, matured or unmatured, determined or determinable or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with GAAP.

(ggg)      “Lien” means any mortgage, pledge, lien, encumbrance, charge or other security interest.

(hhh)      “Non-Recourse Company Party” means any former, current or future director, officer, agent, Affiliate, member, general or limited partner, manager, assignee, direct or indirect equityholder, employee, management company or incorporator of the Company (or any of their successors or permitted assignees), or any Affiliate thereof excluding in any all cases the Company.

(iii)         “Non-U.S. Employee Plans” means each Employee Benefit Plan that is (i) maintained for the benefit or on behalf of any current or former employee, officer or director of any Company Group Member and/or their dependents, as applicable, who is located primarily in a country other than the United States, or (ii) that is subject to the Laws of any jurisdiction other than the United States.

(jjj)         “NYSE” means the New York Stock Exchange.

(kkk)      “Open Source Software” means any software (in source or object code form) that is subject to (a) a license or other agreement commonly referred to as an open source, free software, copyleft or community source code license (including any code or library licensed under the GNU General Public License, GNU Lesser General Public License, BSD License, Apache Software License, or any other public source code license arrangement), or (b) any other license or other agreement that requires, as a condition of the use, modification or distribution of software subject to such license or agreement, that such software or other software linked with, called by, combined or distributed with such software (i) be disclosed, distributed, made available, offered, licensed or delivered in source code form; (ii) be licensed for the purpose of making derivative works; (iii) be licensed under terms that allow reverse engineering, reverse assembly, or disassembly of any kind; (iv) be redistributable at no charge; or (v) grant any patent rights (other than patent rights in such item of software), including non-assertion or patent license obligations (other than patent obligations relating to the use of such item of software), including any license defined as an open source license by the Open Source Initiative as set forth on www.opensource.org.

(lll)          “Order” means any judgment, decision, decree, injunction, ruling, writ, award, assessment or order, whether temporary, preliminary or permanent, of any Governmental Authority that is binding on any Person or its property under applicable Law.

(mmm)  “Payroll Tax Executive Order” means any U.S. presidential memorandum, executive order or similar pronouncement permitting or requiring the deferral of any payroll Taxes (including those imposed by Sections 3101(a) and 3201 of the Code).

(nnn)      “Pension Plan” means an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

(ooo)     “Permitted Liens” means any of the following: (i) Liens for Taxes, assessments and governmental charges or levies either (A) not yet due and payable or (B) that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other Liens or security interests incurred in the ordinary course of business that are not yet due or that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (iii) pledges or deposits to secure obligations pursuant to workers’ compensation laws or similar legislation or to secure public or statutory obligations, in each case in the ordinary course of business consistent with past practice; (iv) pledges and deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (v) non-exclusive licenses of Intellectual Property Rights granted in the ordinary course of business; and (vi) recorded defects, imperfections or irregularities in title, easements, covenants and rights of way and other similar Liens, and zoning, building and other similar codes or restrictions, in each case that do not materially and adversely affect the current use of the applicable property.

(ppp)      “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(qqq)      “Personal Information” means information that relates to an identified or identifiable natural person covered by any applicable Laws relating to the security, privacy, or Processing of personal information in any form.  Personal Information includes such information in any form, including paper, electronic and other forms.

(rrr)        “Processing” means to perform any operation or set of operations upon data, whether manually or by automatic means, including, but not limited to, blocking, erasing, destroying, collecting, compiling, combining, analyzing, enhancing, enriching, recording, sorting, organizing, structuring, accessing, storing, processing, adapting, retaining, retrieving, consulting, using, transferring, aligning, transmitting, disclosing, altering, distributing, disseminating or otherwise making available such data.

(sss)       “Redacted Fee Letter” means a fee letter with a Financing Commitment Source with respect to the Debt Financing in which the only redactions are pricing, fee amounts, “price flex” and other economic or “flex” provisions that are customarily redacted in connection with merger agreements of this type; provided that, in each case, such redactions do not relate to any terms that would be reasonably likely to adversely affect the conditionality, enforceability, availability or termination of the Debt Financing or reduce the amount of the Debt Financing to an amount that, when taken together with the amount of the Equity Financing, is less than the amount necessary to pay the Required Amounts on the Closing Date.

(ttt)        “Registered Intellectual Property” means all United States, international and foreign (i) patents and pending patent applications (including provisional applications); (ii) registered Marks and pending applications to register Marks; and (iii) registered Copyrights and pending applications for Copyright registration.

(uuu)      “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

(vvv)      “SEC” means the United States Securities and Exchange Commission or any successor thereto.

(www)   “Section 102 Option” means any Company Option that was granted pursuant to Section 102(b)(2) and, where applicable, Section 102(b)(3) of the ITO and held in trust by the Section 102 Trustee.

(xxx)      “Section 102 RSU” means any Company Restricted Stock Unit Award granted under Section 102(b)(2) and, where applicable, Section 102(b)(3) of the ITO and held in trust by the Section 102 Trustee.

(yyy)      “Section 102 Securities” means any Section 102 Options, Section 102 RSUs, and Section 102 Shares, collectively.

(zzz)      “Section 102 Share” means any Company Ordinary Share granted and subject to Taxes pursuant to Section 102(b)(2) and, where applicable, Section 102(b)(3) of the ITO or issued upon exercise of a Section 102 Option or vesting of Section 102 RSUs and held in trust by the Section 102 Trustee.

(aaaa)     “Section 102 Trustee” means ESOP Management and Trust Services Ltd., as appointed in accordance with the provisions of Section 102 of the ITO and the rules and regulations promulgated in connection therewith, as amended.

(bbbb)    “Section 3(i) Option” means any Company Option that was granted under and pursuant to Section 3(i) of the ITO.

(cccc)     “Securities Act” means the Securities Act of 1933, as amended.

(dddd)    “Shares” means the outstanding Company Ordinary Shares.

(eeee)     “Subsidiary” of any Person means (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person; (ii) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership; (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company; or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, has at least a majority ownership and the power to direct the policies, management and affairs thereof.

(ffff)       “Superior Proposal” means any bona fide written Acquisition Proposal for an Acquisition Transaction that (i) was not the result or effect of a violation of Section 5.3(b) and (ii) is on terms that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects of the proposal (including certainty of closing), the identity of the Person making the proposal and other aspects of the Acquisition Proposal that the Company Board (or a committee thereof) deems relevant, and, if consummated, would be more favorable from a financial point of view to the Company Shareholders (in their capacity as such) than the Transactions (taking into account (A) any revisions to this Agreement made or proposed in writing by Parent prior to the time of such determination in accordance with Section 5.3(b) and (B) all legal, regulatory, financial (including any termination fee amounts and conditions), timing, financing and other aspects of such proposal).  For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%” and (y) all references to “80%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

(gggg)   “Tax” means (i) any United States federal, state, local and non-United States taxes, assessments and similar governmental charges and impositions in the nature of taxes (including gross receipts, income, profits, sales, use, goods, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, social security (or similar), pension, employment, severance, workers compensation, excise, estimated, stamp, custom, duty, license, alternative or add-on, minimum, escheat, real property and personal property taxes, however denominated, and whether or not disputed, together with all interest, penalties, fines, and additions imposed with respect to such amounts, whether disputed or not); (ii) any liability for the payment of any amounts of any of the foregoing types as a result of being a member of an affiliated, consolidated, combined or unitary group; and (iii) any liability for the payment of any of the foregoing types as a successor, transferee, by contract or otherwise.

(hhhh)    “Tax Returns” means any return, statement, report, tax filing or form (including for estimated Taxes, withholding Tax returns, any schedule or attachment, and information returns) filed or required to be filed with respect to Taxes with any Governmental Authority, and any amendments thereto.

(iiii)        “Technology” means tangible embodiments of any or all of the following (i) works of authorship including computer programs, source code, executable code, RTL and GDS II files, whether embodied in software, firmware or otherwise, user interfaces, architecture, network configurations, algorithms, routines, methods, processes, formulae, routines, protocols, schematics, specifications, documentation, designs, files, records, and data related to the foregoing; (ii) inventions (whether or not patentable), discoveries, improvements, and technology; (iii) proprietary and confidential information, trade secrets and know how; (iv) databases, data compilations and collections, and technical data; (v) tools, methods and processes; and (vi) any and all instantiations of the foregoing in any form and embodied in any media.

(jjjj)       “Third Person” means any Person or “group” (within the meaning of Section 13(d) of the Exchange Act), other than (i) the Company or any of its controlled Affiliates or (ii) Parent, Merger Sub, the Guarantors or any their respective Affiliates or any “group” including Parent, Merger Sub, the Guarantors or any their respective Affiliates.

(kkkk)    “Transaction Litigation” means any Legal Proceeding commenced or threatened in writing against a Party or any of its Subsidiaries or Affiliates, or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to or regarding this Agreement or the Transactions, including any Legal Proceeding alleging or asserting any misrepresentation or omission in the Proxy Statement, or any other communications to the Company Shareholders, other than any Legal Proceedings among the Parties or with the Guarantors or the Financing Sources related to this Agreement, the Guarantee or the Financing Letters; provided that, for the avoidance of doubt, any Legal Proceeding involving or arising under any Antitrust Law shall not be considered Transaction Litigation.

(llll)       “Valid Withholding Certificate” means a valid certificate, ruling or any other written instructions regarding Tax withholding, issued by the ITA in form and substance reasonably satisfactory to Parent, that is applicable to the payments to be made pursuant to this Agreement stating that no withholding, or reduced rate of withholding, of Israeli Tax is required with respect to such payments or providing other instructions regarding such payments or withholding.  For the avoidance of doubt, the Section 102 Tax Ruling, Interim Section 102 Tax Ruling and the Withholding Tax Ruling shall be deemed a Valid Withholding Certificate.

(mmmm)  “VAT” means any value added tax, sales tax, gross receipts tax, consummation tax, goods and services tax or similar.

(nnnn)    “WARN Act” means the United States Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar foreign, state or local Law.

(oooo)    “Willful Breach” means a breach that is a consequence of an intentional act or intentional failure to act undertaken by the breaching party with actual knowledge that such party’s act or failure to act would, or would reasonably be expected to, cause, result in or constitute a material breach.

1.2          Additional Definitions.  The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Accelerated Vesting Date	2.8(a)(ii)
Advisor	3.2(b)
Agreement	Preamble
Agreement	Preamble
Agreement Date	Preamble
Alternative Acquisition Agreement	5.3(b)
Alternative Debt Financing	6.4(d)
Applicable Termination	8.3(b)(i)
Articles	3.3(a)
Capitalization Date	3.5(a)
CBA	3.14(a)(vii)
Certificate of Merger	2.2
Certificates	2.9(c)
Chosen Courts	9.10(a)
Circular	2.12(a)
Closing	2.3
Closing Date	2.3
Companies Registrar	2.2
Company	Preamble
Company Board Recommendation	3.2(b)
Company Board Recommendation Change	5.3(d)(i)
Company Breach Notice Period	8.1(e)
Company Disclosure Letter	Article III
Company Environmental Permits	3.18(c)
Company In Licenses	3.13(e)
Company IP Licenses	3.13(f)
Company Out Licenses	3.13(f)
Company Real Property Leases	3.11
Company Related Parties	8.3(g)
Company SEC Reports	3.7
Company Shareholders Meeting	6.3
Company Subsidiary Documents	3.4
Company Termination Fee	8.3(b)(i) and 8.3(b)(iii)
Contingent Cash Award	2.8(a)(ii)
Covered Persons	6.9(a)
COVID-19 Measures	1.1(r)(xi)
Cut-Off Time	5.3(a)
Debt Commitment Letter	4.9(b)
Debt Financing	4.9(b)
Effective Time	2.2
Electronic Delivery	9.13
Equity Commitment Letter	4.9(a)
Equity Financing	4.9(a)
Event Notice Period	5.3(e)(i)(1)
Exchange Fund	2.9(b)
Financing	4.9(b)
Financing Conditions	4.9(c)

Term	Section Reference
Financing Letters	4.9(b)
Go-Shop Period	5.3(a)
Government Grants	3.25
Guarantee	Recitals
Guarantors	Recitals
ICL	Recitals
Import Restrictions	3.19(c)(i)
Interim Period	5.1
Interim Section 102 Tax Ruling	6.6(a)
Intervening Event	5.3(e)(i)
Israeli Employees	3.17(i)
Known Allegation	3.17(g)
Malicious Code	3.13(m)
Marks	1.1(yy)
Material Contract	3.14(a)
Maximum Premium	6.9(c)
Merger	Recitals
Merger Proposal	6.19(a)
Merger Sub	Preamble
No-Shop Period Start Date	5.3(a)
Notice Date	6.3
Option Consideration	2.8(a)(i)
Owned Company Shares	2.7(a)(iv)
Parent	Preamble
Parent Breach Notice Period	8.1(g)
Parent Plan	6.10(b)
Parent Related Parties	8.3(g)
Parent Termination Fee	8.3(c)
Party	Preamble
Patents	1.1(yy)
Payment Agent	2.9(a)
Payor	2.12(a)
Per Share Price	2.7(a)(iii)
Permits	3.20
Prohibited Financing Modifications	6.4(b)
Proposal Notice Period	5.3(e)(ii)(3)
Proxy Statement	6.3
Qualified Plan	3.16(d)
Reimbursement Obligations	6.5(a)(x)(J)
Representatives	5.3(a)
Required Amounts	4.9(f)
Requisite Shareholder Approval	3.2(c)
RSU Consideration	2.8(b)(i)
Sanctioned Countries	3.19(c)(i)
Sanctioned Person	3.19(c)(i)

Term	Section Reference
Section 102 Tax Ruling	6.6(a)
Section 14 Arrangement	3.17(i)
Severance Pay Law	3.17(i)
Surviving Company	2.1
Takeover Statutes	3.23
Termination Date	8.1(c)
Trade Controls	3.19(c)(i)
Transactions	Recitals
Uncertificated Shares	2.9(c)
Voting and Support Agreements	Recitals
Withholding Agent	2.9(a)
Withholding Drop Date	2.12(a)
Withholding Tax Ruling	6.6(b)

1.3          Certain Interpretations.

(a)         When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated.  When a reference is made in this Agreement to a Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement, as applicable, unless otherwise indicated.

(b)          When used herein, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c)          Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d)          The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e)          When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars, which is the currency used for all purposes in this Agreement, except as expressly provided otherwise herein.

(f)          When used in this Agreement, the term “NIS” means Israeli New Shekels.

(g)          The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders.  Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(h)          When reference is made to any party to this Agreement or any other agreement or document, such reference includes such party’s successors and permitted assigns.  References to any Person include the successors and permitted assigns of that Person.

(i)          Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such entity.

(j)          A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date.

(k)          All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP.

(l)          The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(m)          The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date.  If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following May 18 is June 18 and one month following May 31 is July 1).

(n)          The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and therefore waive the application of any Law providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(o)          No summary of this Agreement or any Exhibit or Schedule delivered herewith prepared by or on behalf of any Party will affect the meaning or interpretation of this Agreement or such Exhibit or Schedule.

(p)          The information contained in this Agreement and in the Company Disclosure Letter is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any third Person of any matter whatsoever, including (i) any violation of Law or breach of contract or (ii) that such information is material or that such information is required to be referred to or disclosed under this Agreement.

(q)          The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties.  Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 8.5 without notice or liability to any other Person.  In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties.  Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the Agreement Date or as of any other date.

(r)          Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been posted to a virtual data room managed by the Company at dfsvenue.com prior to 5:00 p.m. Eastern Time on the day prior to the Agreement Date.

(s)          When used in reference to the Company and its Subsidiaries, the term “material” shall be measured against the Company Group, taken as a whole.

ARTICLE II
THE MERGER

2.1          The Merger.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger), shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger), whereupon the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving company of the Merger (the “Surviving Company”) and shall (a) become a wholly owned Subsidiary of Parent; (b) continue to be governed by the Laws of the State of Israel; (c) maintain a registered office in the State of Israel; and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

2.2          The Effective Time.  As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger which shall inform the Companies Registrar that all conditions to the Merger under the ICL and this Agreement have been met and set forth the proposed date of the Closing on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) after notice that the Closing has occurred is served to the Companies Registrar, which the parties shall deliver on the Closing Date. The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (such date and time being hereinafter referred to as the “Effective Time”).

2.3          The Closing.  The consummation of the Merger will take place at a closing (the “Closing”) to occur (a) remotely via the electronic exchange of documents and signatures at 9:00 a.m., Eastern Time, on the date that is five (5) Business Days after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions); or (b) such other time, location and date as Parent, Merger Sub and the Company mutually agree in writing.  The date on which the Closing actually occurs is referred to as the “Closing Date.”

2.4          Effect of the Merger.  The Merger shall have the effects set forth in this Agreement and the applicable provisions of the ICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Company Shareholder, (a) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company; (b) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company; (c) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company; (d) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) shall continue unaffected by the Merger in accordance with the ICL; and (e) the share capital of the Surviving Company shall replicate the share capital of Merger Sub as of immediately prior to the Effective Time.

2.5          Name and Articles of Association.

(a)          Name. At the Effective Time, the Surviving Company will be named “Tufin Software Technologies Ltd.”

(b)          Articles of Association.  At the Effective Time, the articles of association of the Company shall be amended and restated so that they read in their entirety as set forth in Exhibit A hereto, and, as so amended, shall be the articles of association of the Surviving Company until thereafter amended in accordance with their terms, and as provided by applicable Law.

2.6          Directors and Officers.  The members of the board of directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the members of the board of directors of the Surviving Company, and the officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company, in each case to hold office in accordance with the articles of association of the Surviving Company until the earlier of their respective death, resignation or removal or until their respective successors are duly elected, designated and qualified.

2.7          Effect on Share Capital.

(a)          Share Capital.  Unless otherwise mutually agreed by the Parties or by Parent and the applicable holder, upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities, the following will occur:

(i)          each ordinary share, par value NIS 0.015 per share, of Merger Sub that is outstanding as of immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable ordinary share, par value NIS 0.015 per share of the Surviving Company, and thereupon each certificate, if any, representing ownership of such ordinary shares of Merger Sub will thereafter represent ownership of such shares of the Surviving Company and the premium paid for each ordinary share of Merger Sub shall be deemed paid on the ordinary share into which it was converted;

(ii)          each redeemable share, par value NIS 0.015 per share, of Merger Sub that is outstanding as of immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable redeemable share, par value NIS 0.015 per share of the Surviving Company, and thereupon each certificate, if any, representing ownership of such redeemable shares of Merger Sub will thereafter represent ownership of such shares of the Surviving Company.  The premium paid for each redeemable share of Merger Sub shall be deemed paid on the redeemable share into which it was converted;

(iii)          each Company Ordinary Share that is outstanding as of immediately prior to the Effective Time (other than with respect to Owned Company Shares) will be canceled and extinguished and automatically converted into the right to receive cash in an amount equal to $13.00, without interest thereon, subject to any required withholding of Taxes pursuant to Section 2.12 (the “Per Share Price”), in accordance with the provisions of Section 2.9 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.11); and

(iv)          each Company Ordinary Share that is (A) held by the Company as treasury stock; (B) owned by Parent or Merger Sub; or (C) owned by any direct or indirect wholly owned Subsidiary of Parent or Merger Sub as of immediately prior to the Effective Time (collectively, the “Owned Company Shares”) will be canceled and extinguished without any conversion thereof or consideration paid therefor.

(b)          Adjustment to the Per Share Price.  The Per Share Price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Ordinary Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Company Ordinary Shares or the Company Equity Awards occurring on or after the Agreement Date and prior to the Effective Time.

2.8          Equity Awards.

(a)          Company Options.

(i)          At the Effective Time, each Company Option that is vested, outstanding, and unexercised immediately prior to the Effective Time shall, in each case, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, automatically be canceled, with the holder of such Company Option becoming entitled to receive in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to the product obtained by multiplying (A) the excess of the Per Share Price over the per share exercise price of such Company Option, by (B) the number of Company Ordinary Shares covered by such Company Option immediately prior to the Effective Time, less any applicable Tax withholdings pursuant to Section 2.12 (the “Option Consideration”).  The Surviving Company shall pay the Option Consideration as promptly as practicable following the Closing Date, but no later than the second regularly scheduled payroll date following the Closing Date, pursuant to the Company Group’s ordinary payroll processes (or, in the case of holders of Company Options who are not current or former employees, pursuant to the Company Group’s ordinary payment practices with respect to such individuals), and, if applicable, subject to Section 2.8(d) of this Agreement.

(ii)          At the Effective Time, each Company Option (other than a Company Option held by a non-employee director of the Company) that is outstanding immediately prior to the Effective Time and that is scheduled to vest after the Closing Date (as of immediately prior to the Effective Time) shall, in each case, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, automatically be canceled and converted into a contingent right to receive an amount in cash, without interest (a “Contingent Cash Award”), equal to the Option Consideration with respect to such Company Option.  Such Contingent Cash Award shall (A) in the case of any portion of such Contingent Cash Award relating to a Company Option that would have otherwise vested on or prior to December 31, 2022, vest and become payable pursuant to the same vesting schedule applicable to the Company Option from which it was converted, subject to the holder’s continued employment with or service to Parent and its Affiliates (including the Surviving Company and its Subsidiaries) through the applicable vesting dates, and (B) in the case of any portion of such Contingent Cash Award relating to a Company Option that would have otherwise vested following December 31, 2022, vest and become payable as of the June 30th or December 31st (each, an “Accelerated Vesting Date”) immediately preceding the original vesting date applicable to such Company Option, subject to the holder’s continued employment with or service to Parent and its Affiliates (including the Surviving Company and its Subsidiaries) through the applicable Accelerated Vesting Date. For example, (x) any portion of a Contingent Cash Award that relates to a Company Option that would have otherwise vested between January 1, 2023 and June 30, 2023 shall vest on December 31, 2022, subject to the holder’s continued employment with or service to Parent and its Affiliates (including the Surviving Company and its Subsidiaries) through December 31, 2022, and (y) any portion of a Contingent Cash Award that relates to a Company Option that would have otherwise vested between July 1, 2023 and December 31, 2023 shall vest on June 30, 2023, subject to the holder’s continued employment with or service to Parent and its Affiliates (including the Surviving Company and its Subsidiaries) through June 30, 2023. Except as otherwise set forth in this Section 2.8(a)(ii), each such Contingent Cash Award shall remain subject to the same terms and conditions as were applicable to the Company Option from which it was converted immediately prior to the Effective Time (except for any terms rendered inoperative by reason of the transactions contemplated by this Agreement or such other administrative or ministerial changes as in the reasonable and good faith determination of Parent are appropriate to conform the administration of the Contingent Cash Awards).  The Surviving Company shall pay the amounts due under this Section 2.8(a)(ii) pursuant to the Company Group’s ordinary payroll practices (or, in the case of holders of Company Options who are not current or former employees, pursuant to the Company Group’s ordinary payment practices with respect to such individuals), and, if applicable, subject to Section 2.8(d) of this Agreement.

(iii)          At the Effective Time, each Company Option held by a non-employee director of the Company that is unvested and outstanding immediately prior to the Effective Time shall, in each case, without any action on part of Parent, Merger Sub, the Company or the holder thereof, automatically be canceled and converted into the right to receive an amount in cash, without interest, equal to the Option Consideration with respect to such Company Option.  The Surviving Company shall pay the amounts due pursuant to this Section 2.8(a)(iii) as soon as practicable following the Closing Date, pursuant to the Company Group’s ordinary payment practices with respect to such non-employee directors and, if applicable, subject to Section 2.8(d) of this Agreement.

(iv)          Notwithstanding the foregoing, any Company Option (whether vested or unvested) that has a per share exercise price that is equal to or greater than the Per Share Price shall be automatically canceled for no consideration as of the Effective Time, without any action on the part of Parent, the Company, or the holder thereof.

(b)          Company Restricted Stock Unit Awards.

(i)          At the Effective Time, each Company Restricted Stock Unit Award that is vested and outstanding immediately prior to the Effective Time shall, in each case, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, automatically be canceled, with the holder of such Company Restricted Stock Unit Award becoming entitled to receive in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to the product obtained by multiplying (A) the Per Share Price, by (B) the number of Company Ordinary Shares covered by such Company Restricted Stock Unit Award immediately prior to the Effective Time, less any applicable Tax withholdings pursuant to Section 2.12 (the “RSU Consideration”).  The Surviving Company shall pay the RSU Consideration as promptly as practicable following the Closing Date, but no later than the second regularly scheduled payroll date following the Closing Date, pursuant to the Company Group’s ordinary payroll processes (or, in the case of holders of Company Restricted Stock Unit Awards who are not current or former employees, pursuant to the Company Group’s ordinary payment practices with respect to such individuals), and, if applicable, subject to Section 2.8(d) of this Agreement.

(ii)          At the Effective Time, each Company Restricted Stock Unit Award or Deemed RSU Award (other than a Company Restricted Stock Unit Award held by a non-employee director of the Company) that is outstanding immediately prior to the Effective Time and that is scheduled to vest after the Closing Date (as of immediately prior to the Effective Time) shall, in each case, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, automatically be canceled and converted into a contingent right to receive a Contingent Cash Award equal to the RSU Consideration with respect to such Company Restricted Stock Unit Award or Deemed RSU Award.  Such Contingent Cash Award shall (A) in the case of any portion of such Contingent Cash Award relating to a Company Restricted Stock Unit Award or Deemed RSU Award that would have otherwise vested on or prior to December 31, 2022, vest and become payable pursuant to the same vesting schedule applicable to the Company Restricted Stock Unit Award or Deemed RSU Award from which it was converted, subject to the holder’s continued employment with or service to Parent and its Affiliates (including the Surviving Company and its Subsidiaries) through the applicable vesting dates, and (B) in the case of any portion of such Contingent Cash Award relating to a Company Restricted Stock Unit Award or Deemed RSU Award that would have otherwise vested following December 31, 2022, vest and become payable as of the applicable Accelerated Vesting Date immediately preceding the original vesting date applicable to such Company Restricted Stock Unit Award or Deemed RSU Award, subject to the holder’s continued employment with or service to Parent and its Affiliates (including the Surviving Company and its Subsidiaries) through the applicable Accelerated Vesting Date. Except as otherwise set forth in this Section 2.8(b)(ii), each such Contingent Cash Award shall remain subject to the same terms and conditions as were applicable to the Company Restricted Stock Unit Award or Deemed RSU Award from which it was converted immediately prior to the Effective Time (except for any terms rendered inoperative by reason of the transactions contemplated by this Agreement or such other administrative or ministerial changes as in the reasonable good faith determination of Parent are appropriate to conform the administration of the Contingent Cash Awards).  The Surviving Company shall pay the amounts due under this Section 2.8(b)(ii) pursuant to the Company Group’s ordinary payroll practices (or, in the case of holders of Company Restricted Stock Unit Awards who are not current or former employees, pursuant to the Company Group’s ordinary payment practices with respect to such individuals), and, if applicable, subject to Section 2.8(d) of this Agreement.

(iii)          At the Effective Time, each Company Restricted Stock Unit Award held by a non-employee director of the Company that is unvested and outstanding immediately prior to the Effective Time shall, in each case, without any action on part of Parent, Merger Sub, the Company or the holder thereof, automatically be canceled and converted into the right to receive an amount in cash, without interest, equal to RSU Consideration with respect to such Company Restricted Stock Unit Award.  The Surviving Company shall pay the amounts due pursuant to this Section 2.8(b)(iii) as soon as practicable following the Closing Date, pursuant to the Company Group’s ordinary payment practices with respect to such non-employee directors and, if applicable, subject to Section 2.8(d) of this Agreement.

(c)          Further Actions.  The Company (including the Company Board or any applicable committee thereof) shall, prior to the Effective Time, take or cause to be taken all actions to effectuate the provisions of this Section 2.8 and to terminate the Company Equity Plans, effective as of the Effective Time, such that, following the Effective Time, there shall be no outstanding Company Equity Awards (whether vested or unvested).

(d)          Sections 102 and 3(i) Considerations.  Following the Closing, Parent shall use commercially reasonable efforts to obtain valuations of the common equity interests of the Surviving Company if such valuations are required by the ITA for the Contingent Cash Award amounts payable under this Agreement in respect of Section 102 Options or Section 102 RSUs to qualify for capital gains tax under Section 102 of the ITO.  Notwithstanding anything to the contrary set forth in this Section 2.8, any Option Consideration, any RSU Consideration and any amounts payable in respect of Contingent Cash Awards, in each case, relates to any Section 102 Options, Section 102 RSUs or Section 3(i) Options shall be paid to the Section 102 Trustee for the benefit of the beneficial owners thereof and will be held and released by the Section 102 Trustee to the beneficial holders of such Section 102 Options, Section 102 RSUs or Section 3(i) Options in accordance with the ITO and the Section 102 Tax Ruling or the Interim Section 102 Tax Ruling, as applicable, if obtained.  For the avoidance of doubt, neither Parent nor the Surviving Company will have any obligation to pay any cash amounts with respect to any Contingent Cash Awards to the 102 Trustee unless and until such cash becomes due and payable to the holder of such Contingent Cash Award under the terms thereof.

2.9          Exchange of Certificates.

(a)          Payment Agent.  Prior to the Closing, Parent (i) will select a transfer agent or such other bank or trust company, reasonably acceptable to the Company, to act as the payment agent for the Merger (the “Payment Agent”) and enter into a payment agent agreement, in form and substance reasonably acceptable to the Company, with such Payment Agent and (ii) to the extent required pursuant to the terms of the Withholding Tax Ruling, will select a withholding agent, reasonably acceptable to the Company (the “Withholding Agent”), to act as the withholding agent for Israeli Tax withholding purposes and to assist in obtaining any requisite residency certificate and/or other declaration for Israeli Tax withholding purposes and/or a Valid Withholding Certificate, as applicable, and, in connection therewith, Parent and the Company will enter into an agreement with the Withholding Agent, in a form reasonably satisfactory to the Company.  The Surviving Company (or, in the event of termination of this Agreement pursuant to Section 8.1, Parent) shall be responsible for all fees and expenses of the Payment Agent and the Withholding Agent (such fees the “Paying Agent Fees”).

(b)          Exchange Fund.  At or prior to the Closing, Parent will deposit (or cause to be deposited) with the Payment Agent (or the Section 102 Trustee, with respect to the Section 102 Securities and Section 3(i) Options), by wire transfer of immediately available funds, for payment to the holders of Shares pursuant to Section 2.7, an amount of cash equal to the aggregate consideration to which such holders of Company Ordinary Shares become entitled pursuant to Section 2.7 (the “Exchange Fund”).  The Exchange Fund shall be invested by the Payment Agent, as directed by Parent or the Surviving Company, in (i) obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America, (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service Inc. or Standard & Poor’s Corporation, respectively, or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks.  Any interest and income from such investments shall be paid to Parent.  To the extent that the Exchange Fund diminishes for any reason below the level required for the Payment Agent to promptly pay the cash amounts contemplated by Section 2.7, Parent will, or will cause the Surviving Company to, promptly replace or restore the amount of cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times fully available for distribution and maintained at a level sufficient for the Payment Agent to make the payments contemplated by Section 2.7. Any income from investment of the Exchange Fund will be payable to Parent or the Surviving Company, as Parent directs.

(c)          Payment Procedures.  Promptly following the Effective Time (and in any event within three (3) Business Days following the Effective Time), Parent and the Surviving Company will cause the Payment Agent to mail to each holder of record (as of immediately prior to the Effective Time) of (i) a certificate or certificates that immediately prior to the Effective Time represented outstanding Shares (other than Section 102 Shares and Owned Company Shares) (the “Certificates”); and (ii) subject to the last sentence of this Section 2.9(c), uncertificated Shares that represented outstanding Shares (other than Section 102 Shares and Owned Company Shares) (the “Uncertificated Shares”) (A) a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Payment Agent or transfer of the Uncertificated Shares, as the case may be); (B) a declaration and/or a Valid Withholding Certificate (or such other forms as are required under any applicable Tax Law) in which the beneficial owner of Company Ordinary Shares provides certain information reasonably necessary for Parent or the Withholding Agent to determine whether any amounts need to be withheld from the Exchange Fund payable to such beneficial owner pursuant to the terms of the ITO (in each case, subject to the terms of the Withholding Tax Ruling, if obtained), the Code, or any provision of state, local, Israeli or non-Israeli Law; and (C) instructions for use in effecting the surrender of the Certificates and Uncertificated Shares (including customary provisions with respect to delivery of an “agent’s message” (or such other evidence, if any, of transfer as the Payment Agent may reasonably request) with respect to Uncertificated Shares) in exchange for the Per Share Price payable in respect thereof pursuant to Section 2.7. Upon surrender of Certificates for cancellation to the Payment Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates will be entitled to receive, and the Parent and the Surviving Company shall instruct the Payment Agent to pay such holders, in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of Shares represented by such Certificate by (y) the Per Share Price (less any applicable withholding Taxes payable in respect thereof), and the Certificates so surrendered will forthwith be canceled.  Upon receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Parent or Payment Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the holders of such Uncertificated Shares will be entitled to receive, and the Parent and the Surviving Company shall instruct the Payment Agent to pay such holders, in exchange therefor an amount in cash equal to the product obtained by multiplying (1) the aggregate number of Shares represented by such holder’s transferred Uncertificated Shares by (2) the Per Share Price (less any applicable withholding Taxes payable in respect thereof), and the transferred Uncertificated Shares so surrendered will be canceled.  The Payment Agent will accept such Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Payment Agent may impose to cause an orderly exchange thereof in accordance with normal exchange practices.  No interest will be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Per Share Price payable upon the surrender of such Certificates and Uncertificated Shares pursuant to this Section 2.9(c).  Until so surrendered, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time to evidence only the right to receive the Per Share Price, without interest thereon, payable in respect thereof pursuant to Section 2.7. Notwithstanding anything to the contrary in this Agreement, no holder of Uncertificated Shares will be required to provide a Certificate or an executed letter of transmittal to the Payment Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.7.

(d)          Notwithstanding anything to the contrary in this Section 2.9, the portion of the Exchange Fund payable in respect of Section 102 Shares shall be paid to the Section 102 Trustee, for the benefit of the beneficial owners thereof, and be held and released by the Section 102 Trustee to the beneficial holders of such Section 102 Shares, in accordance with Section 102 of the ITO, and the Section 102 Tax Ruling or the Interim Section 102 Tax Ruling, if obtained.

(e)          Transfers of Ownership.  If a transfer of ownership of Shares is not registered in the stock transfer books or ledger of the Company, or if the Per Share Price is to be paid in a name other than that in which the Certificates surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, the Per Share Price may be paid to a Person other than the Person in whose name the Certificate so surrendered or transferred is registered in the stock transfer books or ledger of the Company only if such Certificate is properly endorsed and otherwise in proper form for surrender and transfer and, subject to Section 8.3(a), the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer Taxes required by reason of the payment of the Per Share Price to a Person other than the registered holder of such Certificate, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable.  The declaration and/or a Valid Withholding Certificate required to be provided under item (B) of Section 2.9(c) shall be made by and bear the name of that other person to whom the payment is so required to be made.  Payment of the applicable Per Share Price with respect to Uncertificated Shares will only be made to the Person in whose name such Uncertificated Shares are registered.

(f)          No Liability.  Notwithstanding anything to the contrary set forth in this Agreement, none of the Payment Agent, Parent, the Surviving Company or any other Party will be liable to a holder of Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g)          Distribution of Exchange Fund to Parent.  Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one year after the Effective Time will be delivered to Parent upon demand, and any holders of Shares that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such Shares for exchange pursuant to this Section 2.9 will thereafter look for payment of the Per Share Price payable in respect of the Shares represented by such Certificates or Uncertificated Shares solely to Parent (subject to abandoned property, escheat or similar Laws), solely as general creditors thereof, for any claim to the Per Share Price to which such holders may be entitled pursuant to Section 2.7. Any amounts remaining unclaimed by holders of any such Certificates or Uncertificated Shares two (2) years after the Effective Time, or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by applicable Law, become the property of the Surviving Company free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

2.10          No Further Ownership Rights in Company Ordinary Shares.  From and after the Effective Time, (a) all Shares will no longer be outstanding and will automatically be canceled, retired and cease to exist and (b) each holder of a Certificate or Uncertificated Shares theretofore representing any Shares will cease to have any rights with respect thereto, except the right to receive the Per Share Price payable therefor in accordance with Section 2.7. The Per Share Price paid in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to such Shares.  From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Company of Shares that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Company for any reason, they will (subject to compliance with the exchange procedures of Section 2.9(c)) be canceled and exchanged as provided in this Article II.

2.11          Lost, Stolen or Destroyed Certificates.  In the event that any Certificates have been lost, stolen or destroyed, the Payment Agent will issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Per Share Price payable in respect thereof pursuant to Section 2.7. Parent or the Payment Agent may, in its discretion and as a condition precedent to the payment of such Per Share Price, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Company or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.12          Required Withholding.

(a)          Notwithstanding anything herein to the contrary, each of the Payment Agent, the Withholding Agent, the Section 102 Trustee, Parent, the Company, the Surviving Company, and their Affiliates (each, a “Payor”) will be entitled to deduct and withhold from any amounts payable pursuant to this Agreement to any holder or former holder of Shares or Company Equity Awards, or any other applicable Person, such amounts as the applicable Payor shall reasonably determine are required by applicable Tax Laws to be deducted or withheld therefrom, including pursuant to the Withholding Tax Ruling, the Section 102 Tax Ruling or the Interim Section 102 Tax Ruling, in each case if obtained.  To the extent that such amounts are so deducted, withheld and paid over to or deposited with the relevant Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.  The Parties herein intend to comply with Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates) (the “Circular”), provided that an undertaking as required under Section 6.2.4.3 of the Circular shall be provided to Payor prior to the Closing Date, (a) the Parent shall not deduct or withhold any amount from the consideration transferred to the Payment Agent or the Withholding Agent for the purposes of withholding Israeli taxes; and (b) the payment of any consideration under this Agreement to any holder of Shares (other than Section 102 Shares) shall be retained by the Payment Agent for the benefit of such holder for a period of up to one hundred eighty (180) days from the Closing Date or an earlier date required in writing by such holder or as otherwise requested by the ITA (the “Withholding Drop Date”) (during which time no amount shall be withheld from amounts paid to the Payment Agent, except as provided below or as requested in writing by the ITA) and during which time, such holder may obtain (or, if one already exists, present to the Payment Agent or the Withholding Agent) a Valid Withholding Certificate.  If no later than three (3) Business Days prior to the Withholding Drop Date a Valid Withholding Certificate is delivered to the Payment Agent or the Withholding Agent, the Payment Agent and the Withholding Agent shall act in accordance with the provisions of such Valid Withholding Certificate, subject to any deduction and withholding as may be required to be deducted and withheld under any applicable Law. If such holder (i) does not provide Payment Agent or the Withholding Agent with a Valid Withholding Certificate, by no later than three (3) Business Days before the Withholding Drop Date, or (ii) submits a written request with Payment Agent or the Withholding Agent to release its portion of the consideration prior to the Withholding Drop Date and fails to submit a Valid Withholding Certificate at or before such time, then the amount to be withheld from such holder’s portion of the consideration shall be calculated according to the applicable withholding rate on the payment date.  For the avoidance of doubt, it shall be clarified that if obtained, the Parties shall act in accordance with the Withholding Tax Ruling.

(b)          Notwithstanding the provisions of Section 2.12(a), any payments made to holders of Company Options, holders of Company Restricted Stock Unit Awards or Deemed RSU Awards and holders of Section 102 Shares and Section 3(i) Options will be subject to deduction or withholding of Israeli Tax pursuant to the Withholding Tax Ruling, if obtained, or the ITO on the fifteenth (15th) day of the calendar month following the month during which the Closing occurs; unless (i) with respect to holders of Section 102 Securities, the Section 102 Tax Ruling (or the Interim Section 102 Tax Ruling) shall have been obtained before the fifteenth (15th) day of the calendar month following the month during which the Closing occurs, and in such case, Parent or the Company, or any Person acting on their behalf shall act in accordance with the Section 102 Tax Ruling (or the Interim Section 102 Tax Ruling) and (ii) with respect to any non-Israeli resident holders of Company Options or Company Restricted Stock Unit Awards or Deemed RSU Awards that were granted such awards in consideration for work or services performed outside of Israel (provided that any such holder provides Parent with a validly executed residency declaration in the form set in Exhibit B hereto to its satisfaction), the payment of any consideration which such holders have the right to receive will not be subject to any withholding or deduction of Israeli Tax, provided that such procedure shall have been authorized under the Withholding Tax Ruling.

2.13          No Dividends or Distributions.  No dividends or other distributions with respect to share capital of the Surviving Company with a record date on or after the Effective Time will be paid to the holder of any unsurrendered Certificates or Uncertificated Shares.

2.14          Necessary Further Actions.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, then the directors and officers of the Surviving Company are fully authorized in the name and on behalf of the Company and the Company Shareholders to take, and Parent shall, and shall cause the Surviving Company to, take all such lawful and necessary action.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the disclosure letter that has been prepared by the Company and delivered by the Company to Parent and Merger Sub in connection with the execution and delivery of this Agreement, dated as of the Agreement Date (the “Company Disclosure Letter”), subject to the terms of Section 9.12, or (ii) as set forth in any Company SEC Reports filed with, or furnished to, the SEC and publicly available on or after January 1, 2021 and prior to the Agreement Date, including the Company’s annual report on Form 20-F for the year ending December 31, 2021 (other than in any “risk factors” or other disclosure statements included therein, solely to the extent that such disclosures are cautionary, predictive or forward looking in nature), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1          Organization and Qualification.  The Company is duly organized, validly existing and in good standing under the Laws of Israel, is not a “breaching company” (as such term is defined in the ICL) and has all requisite corporate power and authority necessary to enable the Company to own, lease and operate the properties it purports to own, lease or operate and to conduct its business as it is currently conducted.  The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character or location of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except to the extent that the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.2          Authority; Approvals and Enforceability.

(a)          Authority.  The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and subject only to the Requisite Shareholder Approval, to consummate the Transactions in accordance with the terms hereof.

(b)          Company Board Approval.  The execution and delivery of this Agreement by the Company and performance by the Company of its obligations hereunder, and the consummation of the Transactions have been duly and validly approved by the Company Board.  As of the Agreement Date, the Company Board has unanimously determined that this Agreement and the Transactions are advisable and in the best interests of the Company Shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors as they exist as of the Effective Time and has unanimously resolved to recommend that the Company Shareholders adopt this Agreement in accordance with the ICL (collectively, the “Company Board Recommendation”), which Company Board Recommendation has not been withdrawn, rescinded or modified in any way as of the Agreement Date.  The Company Board has received the written opinion (or an oral opinion to be confirmed in writing) of its financial advisor, J.P. Morgan Securities LLC (the “Advisor”), to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations, qualifications and assumptions set forth therein as well as other matters considered in connection with the preparation of such opinion, the Per Share Price to be paid to holders of Company Ordinary Shares (other than holders of Owned Company Shares) is fair, from a financial point of view, to such holders and as of the date of this Agreement, the foregoing opinion has not been withdrawn, revoked or modified in any respect.

(c)          Requisite Shareholder Approval.  Except for the approval of the Company Board Recommendation by the affirmative vote of a majority (as determined pursuant to Section 320 of the ICL) of votes present or represented by proxy at the Company Shareholders Meeting called to consider the Company Board Recommendation (the “Requisite Shareholder Approval”) and assuming the accuracy of the representations and warranties set forth in Section 3.23 of this Agreement, no other corporate proceedings on the part of the Company are necessary to approve or adopt this Agreement under applicable Law and to consummate the Transactions in accordance with the terms hereof.

(d)          Enforceability.  This Agreement has been duly and validly executed and delivered by the Company, and assuming due authorization, execution and delivery by each of Parent and Merger Sub, this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Law affecting creditors’ rights generally, or by principles governing the availability of equitable remedies.

3.3          Required Filings and Consents; Non-Contravention.  (a) The execution and delivery by the Company of this Agreement does not, and the performance by the Company of its covenants and agreements under this Agreement and the consummation by the Company of the Transactions will not, (i) assuming receipt of the Requisite Shareholder Approval, conflict with or violate the Amended and Restated Articles of Association of the Company (the “Articles”), or any Company Subsidiary Documents; (ii) assuming receipt of the government approvals contemplated by Section 3.3(b) conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which its or any of their respective properties is bound or affected; (iii) require notice to or the consent of any Person under, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default), or impair the Company’s or any of its Subsidiaries’ rights or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, payment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets (including intangible assets) of the Company or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, Permit, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their properties is bound or affected; or (iv) give rise to or result in any person having, or having the right to exercise, any preemptive rights, rights of first refusal, rights to acquire or similar rights with respect to any share capital of the Company or any of its Subsidiaries or any of their respective assets or properties, except in the case of the preceding clauses (ii) through (iv), inclusive, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          Requisite Governmental Approvals.  The execution and delivery by the Company of this Agreement does not, and the performance by the Company of its covenants and agreements under this Agreement and the consummation by the Company of the Transactions will not, require any consent, approval, order, license, authorization, registration, declaration or permit of, or filing with or notification to, any Governmental Authority, except (i) as may be required by the HSR Act; (ii) such consents, approvals, orders, licenses, authorizations, registrations, declarations, permits, filings, and notifications as may be required under applicable United States federal and state securities Laws; (iii) the filing of the Merger Proposal with the Companies Registrar and all such other notices or filings required under the ICL in order to effectuate the Merger; (iv) the foreign investment filings in the jurisdictions listed in Section 3.3(b) of the Company Disclosure Letter; and (v) such other consents, approvals, orders, registrations, declarations, permits, filings and notifications which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.4          Articles of Association.  The Company has made available to Parent true, correct and complete copies of the Articles along with the charter and bylaws (or equivalent organizational documents) each as amended to date, of each of its Subsidiaries (the “Company Subsidiary Documents”).  The Articles and the Company Subsidiary Documents, each as amended to date, are in full force and effect, and neither the Company Board nor, to the Knowledge of the Company, any Company Shareholder has taken any action to amend the Articles in any respect.  The Company has not taken any action in breach or violation of any of the provisions of the Articles, and each Subsidiary is not in breach or violation of any of the material provisions of their respective Company Subsidiary Documents, except, in the case of a Subsidiary, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.5          Company Capitalization.

(a)          Share Capital.  The authorized share capital of the Company consists of 150,000,000 Company Ordinary Shares.  As of April 4, 2022 (such date, the “Capitalization Date”), (i) 38,383,435 Company Ordinary Shares were issued and outstanding; (ii) 8,107,337 Company Ordinary Shares were reserved for issuance pursuant to the Company Equity Plans, of which (A) Company Options to purchase an aggregate of 4,372,631 shares of Company Ordinary Shares are outstanding and (B) Company Restricted Stock Unit Awards covering an aggregate of 3,734,706 shares of Company Ordinary Shares are outstanding; and (iii) none of the Company Ordinary Shares were issued and held in the treasury of the Company.  Since the Capitalization Date until the Agreement Date, the Company has not issued any securities (including derivative securities) except for Company Ordinary Shares issued upon exercise of stock Company Options or settlement of Company Restricted Stock Unit Awards or outstanding on the Capitalization Date.

(b)          Company Equity Plans.  Section 3.5(b) of the Company Disclosure Letter sets forth a complete and accurate list of all Company Equity Plans or any other plan or agreement (or form thereof) adopted by the Company that provides for the issuance of equity to any current or former employee or service provider of the Company.  The Company has made available to Parent complete and accurate copies of all Company Equity Plans and the forms of all award agreements evidencing outstanding Company Equity Awards, all agreements under the Company Equity Plans that materially deviate from such forms of award agreement and all tax rulings issued with respect to the Company’s Section 102 Securities.  All Company Equity Plans authorizing the issue of Section 102 Securities comply with Section 102 of the ITO and the regulations promulgated thereunder and have been approved or deemed approved by the relevant assessing officer.

(c)          Company Equity Awards.  Section 3.5(c) of the Company Disclosure Letter sets forth a complete and accurate list as of April 4, 2022 of all outstanding Company Equity Awards granted under any Company Equity Plan or otherwise, indicating, with respect to each Company Equity Award then outstanding, (i) the type of awards granted; (ii) the number of Company Ordinary Shares subject to such Company Equity Award; (iii) the plan under which such Company Equity Award was granted and the exercise or purchase price (if any); (iv) date of grant; (v) vesting schedule; (vi) expiration date (in the case of any Company Options); (vii) any performance targets or similar conditions to exercisability or settlement thereof, including the extent to which any vesting had occurred as of April 4, 2022; (viii) whether any such Company Equity Award that is a Company Option is intended to constitute an “incentive stock option” (within the meaning of Section 422 of the Code); (ix) whether any such Company Equity Award that is a Company Option is subject to Section 102 or Section 3(i) of the ITO, and with respect to Section 102 Options, the date of deposit of the Section 102 Options with the Section 102 Trustee in accordance with the guidance published by the ITA on July 24, 2012 and the clarification dated November 6, 2012; and (x) whether (and to what extent) the vesting of such Company Equity Award may be accelerated in any way by the consummation of the Transactions (alone or in combination with any other event, including the termination of employment or engagement or change in position of any holder thereof following or in connection with the consummation of the Merger).  Any Company Equity Plan (including all amendments thereto) has been duly approved by all necessary corporate action, including approval by the Company Board and, as applicable, any required shareholder approval by the necessary number of votes or written consents.  Each grant of a Company Equity Award was duly authorized no later than the date on which the grant of such Company Equity Award was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof) and any required shareholder approval by the necessary number of votes or written consents, the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, and each such grant was made in accordance with the terms of the applicable Company Equity Plan and all other applicable Law, all awards purporting to be comply with the provisions of Section 102 of the ITO are indeed compliant therewith, and each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company.  No changes to the terms of any award of Section 102 Securities which requires the approval of the ITA have been made without the approval of the ITA, and all of the changes that have been made were communicated to the 102 Trustee.

(d)          Securities of the Company Group.  Except as described in Sections 3.5(a) and 3.5(c) of the Company Disclosure Letter, no share capital of the Company or any of its Subsidiaries or any security convertible or exchangeable into or exercisable for such share capital, is issued, reserved for issuance or outstanding as of the Agreement Date.  Except as described in Section 3.5(c) of this Agreement and except for changes since the Agreement Date resulting from the exercise of employee stock options outstanding on such date or described on Section 3.5(c) of the Company Disclosure Letter, there are no exercisable securities, there are no options, preemptive rights, warrants, calls, rights, commitments, agreements, arrangements or understandings of any kind to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries is bound, obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional share capital of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to grant, extend or accelerate the vesting of or enter into any such option, warrant, call, right, commitment, agreement, arrangement or understanding.  There are no stockholder agreements, voting trusts, proxies or other similar agreements, arrangements or understandings to which the Company or any of its Subsidiaries is a party, or by which it or they are bound, obligating the Company or any of its Subsidiaries with respect to any share capital of the Company or any of its Subsidiaries.  Other than the Voting and Support Agreements, there are no rights or obligations, contingent or otherwise (including rights of first refusal in favor of the Company), of the Company or any of its Subsidiaries, to repurchase, redeem or otherwise acquire any share capital of the Company or any of its Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity.  Other than the Company Investors’ Rights Agreement, there are no registration rights or other agreements, arrangements or understandings to which the Company or any of its Subsidiaries is a party, or by which it or they are bound, obligating the Company or any of its Subsidiaries with respect to any Company Ordinary Shares or shares of capital stock of any such Subsidiary.

(e)          Company Ordinary Shares.  All outstanding Company Ordinary Shares are, and all Company Ordinary Shares reserved for issuance as specified above will be, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the ICL or the Articles or any agreement to which the Company is a party or otherwise bound.  None of the outstanding Company Ordinary Shares have been issued in violation of any United States federal or state securities Laws or any foreign securities Laws.  All of the outstanding shares of capital stock of each of the Subsidiaries of the Company are duly authorized, validly issued, fully paid and nonassessable, and all such shares (other than directors’ qualifying shares in the case of foreign Subsidiaries) are owned by the Company or a Subsidiary of the Company free and clear of any and all Liens (other than Permitted Liens).  There are no accrued and unpaid dividends with respect to any outstanding shares of capital stock of the Company or any of its Subsidiaries.

3.6          Subsidiaries.  A complete and accurate list of all of the Subsidiaries of the Company, together with the jurisdiction of incorporation of each Subsidiary and the percentage of each Subsidiary’s outstanding share capital owned by the Company or another Subsidiary or Affiliate of the Company, is set forth in Section 3.6 of the Company Disclosure Letter.  The Company does not own, directly or indirectly, any share capital of, or other equity, voting or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity, voting or similar interest in, any Person, excluding securities in any publicly traded company held for investment by the Company and comprising less than one percent (1%) of the outstanding stock of such company.  Each Subsidiary of the Company is duly organized, validly existing and in good standing under the Law of its jurisdiction of organization (to the extent such concepts exist in such jurisdictions) and has all requisite corporate or other power and authority necessary to enable it to own, lease and operate the properties it purports to own, lease or operate and to conduct its business as it is currently conducted, except to the extent that the failure to be so organized or existing or in good standing or have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Each Subsidiary of the Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction (to the extent such concepts exist in such jurisdictions) where the character or location of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except to the extent that the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.7          Company SEC Reports.  The Company has filed and, to the extent not publicly available, made available to Parent all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by the Company with the SEC since January 1, 2019 (collectively, the “Company SEC Reports”).  The Company SEC Reports, including all forms, reports and documents filed by the Company with the SEC after the Agreement Date and prior to the Effective Time, (a) were and, in the case of the Company SEC Reports filed after the Agreement Date, will be, prepared in all material respects, in accordance with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder and (b) did not at the time they were filed (or if amended or superseded by a filing prior to the Agreement Date, then on the date of such filing), and in the case of such forms, reports and documents filed by the Company with the SEC after the Agreement Date, will not as of the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Reports or necessary in order to make the statements in such Company SEC Reports, in light of the circumstances under which they were and will be made, not misleading.  None of the Subsidiaries of the Company is required to file any forms, reports, schedules, statements or other documents with the SEC.

3.8          Company Financial Statements; Internal Controls.

(a)          Company Financial Statements.  Each of the consolidated financial statements (including, in each case, any related notes and schedules), contained in the Company SEC Reports complied, as of its respective date, in all material respects with all applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP (except as may be indicated in the notes thereto) applied on a consistent basis throughout the periods involved and fairly presented in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that any unaudited interim financial statements are subject to normal and recurring year-end adjustments which have not been and are not expected to be material in amount, individually or in the aggregate.

(b)          Disclosure Controls and Procedures.  The chief executive officer and chief financial officer of the Company have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act, and the statements contained in such certifications are complete and correct, and the Company is in compliance in all material respects with the applicable listing and corporate governance rules of the NYSE.

(c)          Internal Controls.  The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management, as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company maintains, and at all times has maintained since January 1, 2020, a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of assets of the Company and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Company Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries that could have a material effect on the Company’s financial statements.

(d)          Accounting Controls.  Since January 1, 2019, neither the Company nor, to the Knowledge of the Company, its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company and its Subsidiaries; (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries; or (iii) any written claim or allegation regarding any of the foregoing.

(e)          No Transaction with Unconsolidated Affiliate.  Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s consolidated financial statements.

(f)          Accounting and Auditing Practices.  Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, auditor, accountant, consultant or representative of the Company or any of its Subsidiaries has, since January 1, 2019, received any substantive written complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.  Since January 1, 2019, no current or former attorney representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof, or to any current director or executive officer of the Company.

(g)          Employment.  To the Knowledge of the Company no employee of the Company or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, contractor, subcontractor or agent of the Company or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

3.9          Undisclosed Liabilities.  Except as reflected in, or adequately reserved against in, the Audited Company Balance Sheet, neither the Company nor any of its Subsidiaries has any Liabilities, other than (i) Liabilities incurred since the date of the Audited Company Balance Sheet in the ordinary course of business consistent with past practice; (ii) Liabilities under this Agreement, the Transactions (including any Transaction Litigation) or expressly permitted to be incurred under this Agreement; and (iii) Liabilities that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.10          Subsequent Changes.  Since the date of the Audited Company Balance Sheet through the Agreement Date, the Company has conducted its business in the ordinary course of business consistent with past practice except as a result of the Transactions and, since such date through the Agreement Date, there has not occurred (i) any Company Material Adverse Effect or (ii) any action taken by the Company or event that would have required the consent of the Company pursuant to Section 5.2(b)-(n), (p), (q), (r), (s), (t), (u), (v) and (w) had such action or event occurred after the Agreement Date.

3.11          Real Property.  Neither the Company nor any Subsidiary owns any real property.  The Company and each of its Subsidiaries have a valid leasehold interest in all the real properties which it purports to lease, including all the real properties reflected in the Audited Company Balance Sheet.  Except as would not reasonably be expected to result in a Company Material Adverse Effect, all real properties are held free and clear of all Liens, except for Permitted Liens, Liens reflected on the Audited Company Balance Sheet and Liens for current Taxes not yet due and payable, or which are being contested in good faith and for which adequate reserves have been established in accordance with GAAP.  All real property leases, subleases, licenses or other occupancy agreements to which the Company or any of its Subsidiaries is a party (collectively, the “Company Real Property Leases”) are in full force and effect except where the failure of such Company Real Property Lease to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company has delivered to Parent a true and complete copy of each Company Real Property Lease document (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto).  Other than as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no default by the Company or any of its Subsidiaries under any of the Company Real Property Leases, or, to the Knowledge of the Company, defaults by any other party thereto, except such defaults as have been waived in writing or cured.  Other than as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company’s or Subsidiary’s possession and quiet enjoyment of the leased real property under such Company Real Property Leases has not been disturbed, and to the Knowledge of the Company, there are no current disputes with respect to such Company Real Property Leases.  Other than as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy any of the leased real property or any portion thereof.  The Company or Subsidiary has not collaterally assigned or granted any other security interest in any of the Company Real Property Leases or any interest therein.  Section 3.11 of the Company Disclosure Letter contains a complete and accurate list of all Company Real Property Leases and lists for each such Company Real Property Lease (i) the address of the property to which such Company Real Property Lease pertains; (ii) the date and name of the parties to each Company Real Property Lease; (iii) the annual rent; and (iv) the purpose of the facility to which such Company Real Property Lease pertains.

3.12          Tangible Property.  Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, other than any real property or Company Real Property Leases, (a) each Company Group Member has good and valid title to, or a valid leasehold interest in, all the tangible properties and assets which it purports to own or lease, including all the tangible properties and assets reflected in the Audited Company Balance Sheet and (b) tangible properties and assets reflected in the Audited Company Balance Sheet are held free and clear of all Liens, except for Permitted Liens, Liens reflected on the Audited Company Balance Sheet and Liens for current Taxes not yet past due or that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP and other Liens that do not materially impair the use of the property or assets subject thereto.

3.13          Intellectual Property.

(a)          Registered Intellectual Property.  Section 3.13(a) of the Company Disclosure Letter contains a complete and accurate list of all Company Intellectual Property that is Company Registered Intellectual Property.  All material Company Registered Intellectual Property that is issued or registered is subsisting, valid and to the Knowledge of the Company, enforceable.  No material Company Intellectual Property is subject to any Legal Proceeding or outstanding order (other than office actions and similar communications received in the ordinary course of prosecution or maintenance) with respect to the Company or any of its Subsidiaries restricting in any manner the use, transfer or licensing thereof by the Company or any of its Subsidiaries of such Company Intellectual Property or any of the Company’s or its Subsidiaries’ products.  None of the material Company Registered Intellectual Property is jointly owned with any third Person.

(b)          Absence of Liens.  All Company Intellectual Property is exclusively owned by the Company or one or more of its Subsidiaries free and clear of any Liens (excluding any non-exclusive licenses entered into in the ordinary course of business).  Neither the Company nor any of its Subsidiaries has granted an exclusive license to any third party, or in the past three (3) years transferred ownership to any third party, of any material Technology or Intellectual Property Rights that are or were owned by the Company or a Subsidiary of the Company.

(c)          No Infringement.  To the Knowledge of the Company, (i) neither the Company, nor any of its Subsidiaries has, nor the conduct of the business of the Company and its Subsidiaries as currently conducted, infringed upon or violated any Intellectual Property Rights owned by any third Person; (ii) in the past three (3) years, neither the Company nor any of its Subsidiaries have received written notice from any third party, and there is no pending or, to the Knowledge of the Company, threatened (and at no time within the three (3) years prior to the Agreement Date has there been pending or threatened any) Legal Proceeding against any Company Group Member, alleging that any activities, products or conduct of such Company Group Member’s business infringes upon or violates the Intellectual Property Rights of any third Person, or challenging the ownership, validity, or enforceability of any rights of a Company Group Member in Company Intellectual Property; (iii) the Company is not party to any settlements, covenants not to sue, consents, decrees, stipulations, judgments, or Orders resulting from Legal Proceedings, which (A) materially restrict any Company Group Member’s rights to use, license or transfer any material Company Intellectual Property, or (B) compel or require the Company or any of its Subsidiaries to license or transfer any material Company Intellectual Property; and (iv) in the past three (3) years, neither the Company nor any of its Subsidiaries have received written notice from any third party, and no indemnity claims have been asserted in writing or, to the Knowledge of the Company, are threatened against the Company or any Subsidiary of the Company by any customer alleging that any Company Product infringes upon or violates the Intellectual Property Rights of any third Person.

(d)          No Legal Proceedings/No Third Person Infringement.  There are no pending Legal Proceedings brought by the Company or any of its Subsidiaries against any third party with respect to any Company Intellectual Property, which remain unresolved as of the Agreement Date. In the past three (3) years, neither the Company nor any of its Subsidiaries has provided any third Person with written notice claiming that such third Person is infringing, misappropriating or otherwise violating any material Company Intellectual Property, and, except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, no such activity is occurring that has resulted in a material liability to the Company and its Subsidiaries, taken as a whole.

(e)          Company In Licenses.  Section 3.13(e) of the Company Disclosure Letter contains a complete and accurate list of all material Contracts pursuant to which a third party has licensed to the Company or any of its Subsidiaries any Intellectual Property Right that is incorporated into any Company Product and that is material to the business of the Company or any Company Subsidiary taken as a whole (“Company In Licenses”), other than (i) Contracts with respect to commercially available Technology that is not included in any Company Product or necessary to the development of any Company Product; (ii) Contracts between the Company or any Company Subsidiary and its employees, consultants and contractors substantially on the Company’s standard forms, which forms have been made available to Parent and Merger Sub; (iii) Contracts for Open Source Software, and (iv) non-disclosure agreements entered into in the ordinary course of business.

(f)          Company Out Licenses.  Section 3.13(f) of the Company Disclosure Letter contains a complete and accurate list of all material Contracts pursuant to which the Company or any of its Subsidiaries has granted a third Person or Affiliate any use rights or licenses to any material Company Intellectual Property, other than (i) non-exclusive licenses to customers, consultants, contractors or vendors granted in the ordinary course of business; (ii) Contracts between the Company or any Company Subsidiary and its employees, consultants and contractors substantially similar to the Company’s standard forms, which forms have been made available to Parent; (iii) Contracts for Open Source Software; and (iv) non-disclosure agreements entered into in the ordinary course of business (“Company Out Licenses,” and together with the Company In Licenses, the “Company IP Licenses”).  Neither the Company nor any Subsidiary has created any Intellectual Property Rights for any third party except where the Company or a Subsidiary owns or retains a right to use any such Intellectual Property Right that is used in or necessary for the operation of its business.  Neither the Company nor any Subsidiary has created or granted an exclusive license to Company Intellectual Property embodied in Company Products.  The consummation of the transactions contemplated hereby will not result or cause: (i) the termination, impairment or restriction of any right or license granted to a Company Group Member under a Company IP License; or (ii) any Company Group Member to grant, or expand the scope of a prior grant, to a third party of any rights to any material Company Intellectual Property (including by release of any source code that is not Open Source Software), except (with respect to clauses (i) and (ii)) as would not reasonably be expected to have a Company Material Adverse Effect.

(g)          Open Source Software.  To the Knowledge of the Company, the Company and its Subsidiaries are in compliance with the terms and conditions of any license for Open Source Software, except as would not reasonably be expected to be, individually or in the aggregate, material to the business of the Company Group, taken as a whole.  To the Knowledge of the Company, no material Company Product is distributed with any Open Source Software that is licensed to the Company or any of its Subsidiaries in a manner that, in each case, requires the Company or any of its Subsidiaries to disclose or license any material proprietary source code that embodies material Company Intellectual Property for any Company Product or in a manner that requires any material Company Product to be made available at no charge, except, in each case, as would not be material to the operations of the business of the Company and its Subsidiaries, taken as a whole.

(h)          Proprietary Source Code.  The Company and each of its Subsidiaries has taken commercially reasonable steps to protect the Company’s and its Subsidiaries’ rights in the Company’s confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third Persons provided to the Company or any of its Subsidiaries.  No proprietary source code (excluding, for clarity, any Open Source Software) for any Company Product has been delivered, licensed or made available to any escrow agent or other third party who is not, as of the Agreement Date, or was not, at the time, an employee, consultant or contractor of the Company or a Subsidiary of the Company subject to legal binding confidentiality obligations.  To the Knowledge of the Company, neither the Company nor any Subsidiary of the Company has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the proprietary source code (excluding, for clarity, any Open Source Software) for any Company Product to any escrow agent or other third person, other than any employee, consultant or contractor of the Company or a Subsidiary of the Company under confidentiality obligations that prohibit the disclosure of such proprietary source code to any third party.

(i)          Proprietary Information.  Each current and former employee, consultant and contractor of the Company or a Subsidiary of the Company who was or is involved in the creation or development of any Company Product, as well as any other material Company Intellectual Property, has signed and delivered a written Contract that assigns to the Company or a Subsidiary of the Company any such Company Intellectual Property (or all such rights vested in the Company or its Subsidiary by operation of Law), except as would not reasonably be expected to be, individually or in the aggregate, material to the business of the Company or any of its Subsidiaries, taken as a whole.  All Israeli Employees of the Company and its Subsidiaries have expressly waived any right or claim to receive additional compensation, royalties, commissions or other payments under Section 134 of the Israeli Patent Law – 1967. All amounts payable by the Company to any former and current Israeli employee, consultant, director and officer for the research, development, conception or reduction to practice of any of the applicable Company Intellectual Property, have been paid in full.

(j)          Standards-Setting Organizations.  Section 3.13(j) of the Company Disclosure Letter contains a list of each standards-setting organization or similar organizations in which the Company or any of its Subsidiaries has participated in the past three (3) years, or is currently participating, that could require or obligate the Company or any of its Subsidiaries to grant or offer to any other Person any license or right to use any Company Intellectual Property.

(k)          Funding.  No government funding (including from the Israeli Innovation Authority of the Israeli Ministry of Economy and Industry (formerly known as the Office of the Chief Scientist)), facilities or resources of a university, college, other educational institution or research center was used in the development of any material Company Intellectual Property and no Governmental Authority, university, college, other educational institution or research center has, to the Knowledge of the Company, any claim or right in or to such Company Intellectual Property.  To the Knowledge of the Company, no current or former employee, contractor, consultant, officer or independent contractor of the Company who was involved in, or who contributed to, the creation or development of any of the Company Intellectual Property has performed services for, or otherwise was under restrictions resulting from his/her relations with any Governmental Authority, government-owned institution, university, college, other educational institution, hospital or research center while he or she was also employed by or performed services for the Company or during the time period in which he or she was involved in the creation or development of any Company Intellectual Property.

(l)          Data Security Requirements and Privacy.  The Processing by the Company or any Subsidiary of the Company of any Personal Information, has complied in all material respects with (i) all Laws; (ii) the Company’s and its Subsidiaries’ existing contractual commitments with third parties; and (iii) the Company’s and its Subsidiaries’ privacy policies and any other terms applicable to the Processing of Personal Information from individuals by the Company or any of its Subsidiaries or any of their agents, except where the failure to so would not be material to the operations of the business of the Company and its Subsidiaries, taken as a whole.  The Company is not the owner and/or host of any database that is subject to a registration or notification requirement with any Governmental Authority.  As of the Agreement Date, no claims have been asserted in writing or, to the Knowledge of the Company, are threatened in writing against the Company or any Subsidiary of the Company by any third party alleging a violation of any third party’s privacy rights that would constitute a Company Material Adverse Effect.  To the Knowledge of the Company, neither the Company, any Subsidiary of the Company or any of their service providers has suffered (i) any material losses or thefts of, or material breach in security relating to Personal Information; (ii) any material unauthorized access or unauthorized use of any Personal Information; or (iii) any material improper disclosure of any Personal Information.

(m)          Malicious Code.  To the Knowledge of the Company, except as would not be material to the operations of the business of the Company and its Subsidiaries, taken as a whole, the Company Products are free from any (i) defect that would prevent the same from performing materially in accordance with the Company’s obligations to customers or Distribution Partners under written customer agreements; or (ii) bug or programming, design or documentation error or disrupting, disabling, harming or corrupting code.  To the Knowledge of the Company, none of the Company Products contain any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry), vulnerability or any other similar malicious code (“Malicious Code”) that would constitute a Company Material Adverse Effect.  As of the Agreement Date, the Company and its Subsidiaries possess all source code and other materials used by the Company and its Subsidiaries in the development and maintenance of the Company Products, except as would not be material to the operations of the business of the Company and its Subsidiaries, taken as a whole.

(n)          Information Technology Systems of the Company Group.  The Company and its Subsidiaries have information technology systems that in their commercially reasonable business judgment are sufficient in all material respects to operate the business of the Company and its Subsidiaries as it is currently conducted.  The Company and its Subsidiaries have taken commercially reasonable steps and implemented reasonable procedures designed to ensure that information technology systems used in connection with the operation of the Company and its Subsidiaries, and data stored or transmitted on such systems are secure and, to the Knowledge of the Company, such systems are free from Malicious Code, except as would not be reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(o)          Encryption Technology.  The Company and its Subsidiaries do not use or develop or engage in encryption technology or other technology whose development, commercialization or export is restricted under applicable Laws in Israel, and are not required to obtain a marketing, registration, export license or other relevant license from any of the Israeli Ministry of Economy, the Israeli Ministry of Defense, or any authorized body pursuant to Section 2(a) of the Israeli Control of Products and Services Declaration (Engagement in Encryption), 1974, as amended.

3.14          Material Contracts.

(a)          Definition.  For all purposes of and under this Agreement, a “Material Contract” shall mean:

(i)          any Contract required to be filed as an exhibit by the Instructions to Form 20-F;

(ii)         any Contract (A) containing any covenant limiting in any material respect the right of the Company or any of its Subsidiaries to engage, or to compete with any Person (other than standard employee non-solicitation restrictions), in any material line of business or geographic area or (B) containing any covenant prohibiting in any material respect the Company or any of its Subsidiaries (or, after the Closing Date, the Surviving Company) from engaging in any business with any Person or levying a fine, charge or other payment for doing so;

(iii)       any Contract pursuant to which the Company or any of its Subsidiaries (A) has acquired or disposed of since December 31, 2019 or will acquire or dispose of after the Agreement Date any material ownership interest in any other Person or other business enterprise or any material amount of assets, in each case, other than in the ordinary course of business and excluding any purchases of inventory and (B) has any continuing material obligations;

(iv)        any joint venture agreement, limited liability company agreement, legal partnership or similar partnership or collaboration agreement (other than such arrangements between or among the Company and any wholly-owned Subsidiaries);

(v)        any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case in excess of $1,000,000, other than (A) accounts receivables and payables; (B) loans to direct or indirect wholly owned Subsidiaries; and (C) advances to employees for travel and business expenses, in each case in the ordinary course of business consistent with past practice;

(vi)        any settlement Contract with a Governmental Authority or with ongoing obligations (other than solely ongoing confidentiality obligations) other than (A) releases that are immaterial in nature or amount entered into in the ordinary course of business or (B) settlement Contracts only involving the payment of cash in amounts that do not exceed $250,000 in any individual case;

(vii)       any collective bargaining agreement or other Contract with any labor union, works council, or labor organization (each, a “CBA”);

(viii)     any Contract for the employment or engagement of any director, officer, employee or independent contractor providing for annual compensation in excess of $400,000, and which cannot be terminated for any reason without the provision of severance payments or benefits (excluding statutory benefits required by applicable Law);

(ix)        any Contract (excluding any purchase orders or statements of work that do not contain any material terms that apply generally to ongoing relationship with the applicable customer) for the sale of Company Products with any end-user customer (excluding Distribution Partners) who, in the year ended December 31, 2021 was one of the ten (10) largest sources of sales from end-user customers for the Company and its Subsidiaries, based on amounts paid or payable;

(x)         any Contract (excluding any purchase orders or statements of work that do not contain any material terms that apply generally to relationship with the applicable Distribution Partner) for the sale of Company Products with any Distribution Partner who, in the year ended December 31, 2021, was one of the ten (10) largest sources of sales from Distribution Partners for the Company and its Subsidiaries, based on amounts paid or payable;

(xi)        any Contract with any vendor of the Company or any of its Subsidiaries who, in the year ended December 31, 2021 was one of the ten (10) largest sources of payment obligations for the Company and its Subsidiaries, based on amounts paid or payable;

(xii)      any Contract that provides for payment obligations by the Company or any of its Subsidiaries in any twelve (12) month period of $1,500,000 or more in any individual case that is not terminable by the Company or its Subsidiaries upon notice of ninety (90) days or less without material liability to the Company or its Subsidiaries and is not disclosed pursuant to clauses (i) through (viii) above, inclusive;

(xiii)     any Contract for capital expenditures for which future payments would exceed $2,000,000 in the aggregate;

(xiv)     any Company IP License that is material to the business of the Company Group, taken as a whole; and

(xv)       any Contract, or group of Contracts with a Person (or group of affiliated Persons), the termination of which would reasonably be expected to have a Company Material Adverse Effect and is not disclosed pursuant to clauses (i) through (xv) above, inclusive.

(b)          List of Material Contracts.  Section 3.14(b) of the Company Disclosure Letter contains a complete and accurate list of all Material Contracts as of the Agreement Date, to or by which the Company or any of its Subsidiaries is a party or is bound, and identifies each subsection of Section 3.14(a) that describes such Material Contract.

(c)          Validity.  Each Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company party thereto) and is in full force and effect, other than those Contracts that by their terms have expired or been terminated since the Agreement Date, and neither the Company nor any of its Subsidiaries party thereto, nor, to the Knowledge of the Company, any other party thereto, is in breach of, or default under, any such Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except for such failures to be in full force and effect and such breaches and defaults that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.15          Tax Matters.

(a)          Tax Returns.  Each of the Company and its Subsidiaries has prepared and timely filed (taking into account any extension of time within which to file or except where any delay did not result in any Company Material Adverse Effect) all material Tax Returns required to be filed and all such filed Tax Returns are true, correct and complete in all material respects.

(b)          Taxes Paid.  Each of the Company and its Subsidiaries has paid all material Taxes that are required to be paid, other than Taxes that are not yet past due or that are being contested in good faith in appropriate proceedings and for which adequate reserves have been established on the financial statements of the Company in accordance with GAAP.

(c)          No Material Deficiencies.  No material deficiencies for Taxes against the Company or any of its Subsidiaries have been claimed, proposed or assessed in writing by any Governmental Authority that remain unpaid except for deficiencies with respect to which adequate reserves have been established in accordance with GAAP.

(d)          No Audits.  Except as set forth in Section 3.15(d) of the Company Disclosure Letter or the Audited Company Balance Sheet, there are no audits, examinations, investigations, assessments, litigation or other proceedings in respect of material amounts of Taxes pending or threatened in writing with respect to the Company or any of its Subsidiaries.

(e)          No Liens on Assets.  There are no Liens for material Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(f)          Spin-Offs and Other Distributions.  None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two (2)-year period ending on the Agreement Date that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or non-U.S. Tax Law).

(g)          [Intentionally Omitted.]

(h)          Tax Sharing Agreements.  There are no Tax sharing agreements (other than customary commercial or financial arrangements entered into in the ordinary course of business and not primarily related to Taxes), with respect to which the Company or any of its Subsidiaries is a party and which includes as a party a Person other than the Company or any of its Subsidiaries.

(i)          No Reportable Transaction.  None of the Company or any of its Subsidiaries has engaged in a “listed transaction,” within the meaning of Treas. Reg. Section 1.6011-4(b) (or any similar provision of state, local or non-U.S. Law).

(j)          [Intentionally Omitted.]

(k)          COVID-19 Relief.  Neither the Company nor any of its Subsidiaries has elected to benefit from any payroll tax relief, including tax credits and tax deferrals, under the Payroll Tax Executive Order or the CARES Act (including pursuant to Sections 2301 and 2302 of the CARES Act).

(l)          Tax Withholding.  The Company and its Subsidiaries: (i) have complied in all material respects with all applicable Law relating to the payment, reporting and withholding of Taxes, except as provided in this Section 3.15(l); (ii) have, within the time and in the manner prescribed by applicable Law, withheld from employee wages, consulting compensation or other amounts payable, and timely paid over to the proper Governmental Authority (or is properly holding for such timely payment) all material amounts required to be so withheld and paid over under all applicable Law; and (iii) have timely and properly filed all material withholding Tax Returns, for all periods, taking into account any extension of time within which to file or except where any delay did not result in any Company Material Adverse Effect.

(m)          VAT.  The Company is duly registered for the purposes of VAT in Israel.  The Company has complied in all material respects with all applicable Laws concerning VAT and with all applicable Laws concerning sales tax or indirect taxation, including with respect to the timely filing of accurate returns and payments and the maintenance of records.  The Company has not made any exempt transactions and there are no circumstances by reason of which there might not be a full entitlement to credit for all VAT chargeable on supplies and acquisitions received and imports made (or agreed or deemed to be received or made) by it.  The Company’s non-Israeli Subsidiaries are not required to effect Israeli VAT registration.

(n)          Tax Rulings.  All tax rulings, applications for tax rulings, significant correspondence and filings with the ITA with respect to Tax matters of the Company and/or any Affiliate have been made available to Parent and Merger Sub.

(o)          Company Options.  All tax rulings, opinions, significant correspondence and filings with the ITA relating to a Company Equity Plan and any award thereunder have been made available to Parent.  The Company is in compliance, and in the past has always complied, with all the relevant requirements of Section 102 of the ITO and the regulations promulgated thereunder, with respect to any equity awards issued pursuant to the provisions of such section, and the Company has complied with the requirements of Section 3(i) of the ITO with respect to the grant of options or shares to independent contractors or “controlling shareholders” (as defined in such section), in each case, except as would not reasonably be expected to result in a Company Material Adverse Effect.  The Israeli Company Equity Plan and any amendments thereto were timely and duly filed with, or reported to, the ITA in accordance with the time specifications set forth in the ITO and ITA directives.  Without limiting the generality of the foregoing, except as would not reasonably be expected to result in a Company Material Adverse Effect, all Company Equity Awards granted pursuant to Section 102 of the ITO: (A) are intended to qualify as a capital gains route under Section 102 of the ITO; (B) were granted under an employee option plan approved, or not rejected within ninety (90) days from filing, by the ITA under the capital gains route of Section 102 of the ITO; (C) comply in full with the requirements of Section 102 of the ITO and the rules and regulations promulgated thereunder and qualify for treatment under the capital gain route thereunder; (D) were duly and timely deposited in accordance with the provisions of Section 102 of the ITO with the Section 102 Trustee; and (E) no Legal Proceeding is pending, or to the Company’s Knowledge, has been threatened against the Company or any of its Subsidiaries (nor is the Company or any of its Subsidiaries aware of a reasonable basis for a Legal Proceeding against the Company or any of its Subsidiaries) with respect to the failure of the Company or any of its Subsidiaries to comply with such requirements.  Neither the Company nor any Subsidiary is a party to, or otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 102 or Section 3(i) of the ITO.

(p)          None of the Company or any of its Subsidiaries has participated in any transaction listed in Section 131(g) of the ITO and the Israeli Income Tax Regulations (Reportable Tax Planning), 5767-2006 promulgated thereunder (including with respect to VAT).  The Company and its Subsidiaries have not ever taken a tax position that is subject to reporting under Section 131E of the ITO or has ever obtained a legal or tax opinion that is subject to reporting under Section 131D of the ITO.

(q)          The Company, or any of its Subsidiaries, are not and have not been a real property corporation (Igud Mekarke’in) within the meaning of such term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.

(r)          None of the Company or any of its Subsidiaries is subject to any restrictions or limitations pursuant to Part E2 of the ITO or pursuant to any Tax ruling made with reference to the provisions of such Part E2 or otherwise.

(s)          The Company does not own any interest in any controlled foreign corporation pursuant to Section 75B of the ITO, or other entity the income of which is required to be included in the income of the Company.

(t)          Neither the Company nor any of its Subsidiaries has made any election to be treated or claimed any benefits as “Beneficial Enterprise” (Mifaal Mutay) or “Preferred Technological Enterprise” under the Israeli Law for the Encouragement of Capital Investment, 5719-1959.

(u)          The Company and its Subsidiaries comply, and have always been compliant, with the requirements of Section 85A of the ITO and the regulations promulgated thereunder and all applicable transfer pricing Laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Company and its Subsidiaries (if required).  All transactions between the Company and its nonresident subsidiaries have, in all material aspects, always been priced at arm’s length.

(v)          Notwithstanding anything to the contrary in this Agreement, it is agreed and understood that no representation or warranty is made by the Company, or any of its Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, or any other Person, in respect of Tax matters, other than the representations and warranties expressly set forth above in Section 3.5, this Section 3.15, or Section 3.16.

3.16          Employee Benefit Matters.

(a)          List of Employee Benefit Plans.  Section 3.16(a) of the Company Disclosure Letter sets forth a complete and accurate list of all material Employee Benefit Plans, indicating which such Employee Benefit Plans are Non-U.S. Employee Benefit Plans, and for each such Non-U.S. Employee Benefit Plan, the applicable jurisdiction.  None of the Company Group Members has committed to any employee, director or officer to establish any new Employee Benefit Plan, to terminate, amend or modify any Employee Benefit Plan (except to the extent required by applicable Law or as required by this Agreement), or to adopt or enter into any Employee Benefit Plan listed on Section 3.16(a) of the Company Disclosure Letter.

(b)          Disclosure of Employee Plans.  With respect to each material Employee Benefit Plan that is not a PEO Plan, the Company has made available to Parent complete and accurate copies, to the extent applicable, of (i) such Employee Benefit Plan document (or a written summary of any unwritten plan) together with all amendments; (ii) in the case of any plan for which Forms 5500 are required to be filed, the most recent annual report (Form 5500) with schedules attached; (iii) in the case of any plan that is intended to be qualified under Section 401(a) of the Code, the most recent determination, opinion, notification or advisory letter from the IRS, and correspondence to or from the IRS or the DOL with respect to such letter; (iv) each trust agreement, group annuity contract, administration and similar material agreements, investment management or investment advisory agreements; (v) the most recent summary plan descriptions, including any summary of material modifications thereto; and (vi) all material non-routine correspondence to or from any Governmental Authority relating to any Employee Benefit Plan within the past three (3) years.  With respect to each material Employee Benefit Plan that is a PEO Plan, the Company has made available to Parent complete and accurate copies of (i) the most recent summary plan descriptions, including any summary of material modifications thereto, (ii) the contract or agreement pursuant to which the professional employer organization provides such PEO Plans and (iii) with respect to any PEO Plan that is intended to be qualified under Section 401(a) of the Code, the most recent IRS determination or opinion letter and an executed version of the PEO Plan document.

(c)          Compliance.  Each Employee Benefit Plan (other than a PEO Plan) and, with respect to the Company Group’s participation thereunder, each PEO Plan, has been established, maintained, funded and administered in accordance in all material aspects with all applicable Law, including if applicable, ERISA and the Code, and in accordance with its terms, and (ii) each Company Group Member has (A) met its obligations with respect to each Employee Benefit Plan (including timely filing or distributing all required returns, reports and descriptions, as applicable) and (B) has timely made (or timely will make) or accrued in accordance with GAAP (or another applicable accounting standard) all required contributions or other amounts payable with respect thereto.

(d)          Qualified Plans.  All Employee Benefit Plans that are intended to be qualified under Section 401(a) of the Code, and all trusts that are intended to be qualified under Section 501(a) of the Code (each, a “Qualified Plan”), (i) have received determination, opinion or advisory letters from the IRS to the effect that such Employee Benefit Plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, or the Company has remaining a period of time under applicable U.S. Department of the Treasury regulations or IRS pronouncements in which to apply for such a letter and to make any amendments necessary to obtain a favorable determination as to the qualified status of each such Qualified Plan and (ii) to the Knowledge of the Company, no such determination, opinion or advisory letter has been revoked and no event has occurred or circumstance exists that has adversely affected or could reasonably be expected to adversely affect such qualification or exemption.  Except as would not reasonably be expected to result in a Company Material Adverse Effect, no “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, or breach of fiduciary duty has occurred with respect to any Employee Benefit Plan.

(e)          Multiple Employer Plans.  No Employee Benefit Plan is, and none of the Company Group Members or any of their respective ERISA Affiliates has in the preceding six (6) years sponsored, maintained, participated in or contributed to (or been obligated to contribute to), or has or could reasonably be expected to have any material Liability under or with respect to, (i) a Pension Plan that is or was subject to Title IV of ERISA or Section 412 of the Code; (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA); (iii) other than any PEO Plan, a “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413(c) of the Code; or (iv) other than any PEO Plan, multiple employer welfare arrangement (as defined in Section 3(40) of ERISA).  No Employee Benefit Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code. No Employee Benefit Plan provides health benefits that are not fully insured through an insurance contract.

(f)          No Post-Termination Welfare Benefit Plan.  Other than as required under Section 601 et seq.  of ERISA or equivalent state, local, or foreign Law, no Employee Benefit Plan provides, and no Company Group Member has any current or potential obligation to provide, health or other welfare benefits (excluding normal claims for benefits under the Company’s group life insurance, accidental death and dismemberment insurance and disability plans and policies) or coverage to any person following retirement or other termination of employment or service (other than continuation coverage through the end of the month in which such termination or retirement occurs, if provided for under the terms of the applicable Employee Benefit Plan).

(g)          Employee Plan Legal Proceedings.  Except as would not reasonably be expected to result in a Company Material Adverse Effect, there is no action, suit, proceeding, claim, arbitration, audit or investigation pending or, to the Knowledge of the Company, threatened or reasonably anticipated, with respect to any Employee Benefit Plan or the assets of any Employee Benefit Plan, as such Employee Benefit Plan relates to current or former employees, individual independent contractors, or other individual service providers of the Company Group Members, other than claims for benefits in the ordinary course.

(h)          No Infringement.  Without limiting the generality of the other provisions in this Section 3.16: (i) except as would not reasonably be expected to result in a Company Material Adverse Effect, each Non-U.S. Employee Plan is in compliance with all applicable Laws of each applicable jurisdiction; (ii) each Non-U.S. Employee Plan is funded to the extent required by applicable Law and the applicable terms of such plan or has been accrued for to the extent required by GAAP or other applicable accounting rules; (iii) no Non-U.S. Employee Plan is a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA), seniority premium, termination indemnity, gratuity or similar plan or arrangement; and (iv) no unfunded or underfunded Liabilities exist with respect to any Non-U.S. Employee Plan.

(i)          No Additional Rights.  Neither the execution and delivery of this Agreement nor the consummation of the Transactions (alone or in combination with any other event) could: (i) entitle any current or former employee, officer, director or other service provider of the Company or any of its Subsidiaries to severance pay or any other payment; (ii) result in any payment becoming due, accelerate the time of payment or vesting of benefits or increase the amount of compensation due to any such employee, officer, director or other service provider; (iii) result in any forgiveness of Indebtedness of any such employee, officer, director or other service provider, or trigger any funding obligation under any Employee Benefit Plans; or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (within the meaning of Section 280G of the Code) that would reasonably be expected to, individually or in combination with any other such payment, constitute an “excess parachute payment” (within the meaning of Section 280G of the Code).

(j)          No Gross-Ups. Neither the Company nor any of its Subsidiaries maintains any obligations to gross-up or reimburse any individual for any Tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

(k)          Nonqualified Deferred Compensation Plan. Except as would not reasonably be expected to result in material Liability to any Company Group Member, each Employee Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A or 457A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A or 457A of the Code and applicable guidance thereunder.

3.17          Labor Matters.

(a)          Employment Law Compliance.  Except as would not reasonably be expected to result in a Company Material Adverse Effect, the Company and each of its Subsidiaries are, and for the past three (3) years have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including all such Laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), overtime classification, overtime payments, pay slips, working during rest days, notification of employment terms, the payment and withholding of social security and other Taxes, child labor, immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), employment discrimination, harassment, and retaliation, disability rights or benefits, employee training requirements, COVID-19, employment notices, equal opportunity, termination of employment, plant closures and layoffs (including the WARN Act), affirmative action, workers’ compensation, labor relations, employee leave issues, employee privacy and unemployment insurance.  The Company and each of its Subsidiaries have paid in full to all their respective employees or adequately accrued in accordance with GAAP for all wages, salaries, commissions, bonuses, benefits, severance pay and other compensation due to or on behalf of such employees.  Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices.  None of the Company or any of its Subsidiaries has received within the past three (3) years any notice of intent by any Governmental Authority responsible for the enforcement of labor or employment Laws to conduct an investigation relating to the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress.

(b)          Union Activities.  To the Knowledge of the Company: (i) there are, and in the past three (3) years there have been, no actual, pending or threatened organizing activities with respect to any employees of the Company and/or any of its Subsidiaries; (ii) no labor union, labor organization, trade union, works council, or group of employees of the Company and/or any of its Subsidiaries has made a demand for recognition or certification; (iii) there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor tribunal or authority; and (iv) there are, and in the past three (3) years there have been, no labor strikes, lockouts, work stoppages, slowdowns, picketing, handbilling, unfair labor practice charges, material labor grievances, material labor arbitrations, or other material labor disputes or threats thereof, against or affecting the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries are party to or bound by any CBA, and no employees of the Company or any of its Subsidiaries are represented by any labor union, works council, or other labor organization.

(c)          Extension Orders.  Neither the Company nor any Subsidiary is subject to extension orders (Zavei Harchava) with respect to employees in Israel (other than extension orders that apply to all employees in Israel).

(d)          Agreements with Employees.  To the Knowledge of the Company, no current or former employee or independent contractor of the Company or any of its Subsidiaries is in violation of any term of any non-disclosure, non-competition, non-solicitation, non-disparagement or any other restrictive covenant agreement or obligation (i) owed to the Company or its Subsidiaries or (ii) owed to any third party with respect to such person’s right to be employed or engaged by the Company or its Subsidiaries, which, if violated, would reasonably be expected to result in material Liability for any Company Group Member.  No officer, director, employee with base annual salary in excess of $200,000 has, to the Knowledge of the Company, given notice to the Company or any of its Subsidiaries that he or she intends to terminate his or her or their employment with the Company or any of its Subsidiaries.

(e)          Notice and Consultation Requirements.  Except as set forth in Section 3.17(e) of the Company Disclosure Letter, there is no requirement to inform, consult or negotiate with any works council or labor union, labor organization or trade union or other employee representative body as a result of the negotiation or execution of this Agreement, the performance by the Company of its obligations hereunder or the consummation of the Transactions, either alone or in connection with additional or subsequent events.

(f)          Classification.  Except as would not reasonably be expected to result in a material Liability for any Company Group Member, the Company and each Subsidiary has properly classified as independent contractors for all purposes (including for purposes of employment-related Laws and all Laws concerning the status of independent contractors, for Tax purposes and determination of eligibility to payment of social benefits under Law) all individuals who currently perform services, or who performed services in the past three (3) years on an ongoing basis for or on behalf of such entity in such capacity and has properly withheld and paid all applicable Taxes and made all required filings in connection with services provided by such individuals to such entity in accordance with such classifications.

(g)          Discrimination, Harassment, Etc.  The Company and its Subsidiaries have promptly, thoroughly and impartially investigated all material sexual harassment, or other discrimination or retaliation allegations against any employee with the title of vice president or higher in his or her capacity as such, which, to the Knowledge of the Company, have been alleged within the last three (3) years (each, a “Known Allegation”).  The Company and its Subsidiaries do not reasonably expect any Known Allegation to result in material Liability to any Company Group Member, and, to the Knowledge of the Company, there are no written allegations of sexual harassment or other discrimination or retaliation against any employee of the Company and its Subsidiaries with the title of vice president or higher in their respective capacities as such, that, if known to the public, would reasonably be expected to result in a material Liability to any Company Group Member.

(h)          Layoffs; COVID-19; WARN Act.  No employee layoff, facility closure or shutdown, reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees of the Company or any of its Subsidiaries has occurred since March 1, 2020 or is currently contemplated, planned or announced, including as a result of COVID-19.  Except as would not be expected to result in a material Liability for any Company Group Member, the Company and each of its Subsidiaries are and have been in material compliance with all notice and other requirements under the WARN Act.

(i)          Israeli Employees.  Without limiting the generality of the foregoing, with respect to employees of the Company or any of its Subsidiaries working in Israel (“Israeli Employees”): (i) to the Knowledge of the Company, the employment of each Israeli Employee is terminable by the Company or its Subsidiary, as applicable, upon no more than thirty (30) days prior written notice under the termination notice provisions included in the applicable employment Contract with such Israeli Employee or applicable Law; (ii) all obligations of the Company or its Subsidiaries, as applicable, towards their employees regarding accrued vacation are fully funded; (iii) all obligations of the Company or its Subsidiaries, as applicable, to provide statutory severance pay thereto are in accordance with Section 14 of the Israeli Severance Pay Law (5723-1963) (such Law, the “Severance Pay Law” and each such obligation in accordance with Section 14 thereof, a “Section 14 Arrangement”) and are fully funded (except for funding to be made in the ordinary course after the Agreement Date or after the Closing, as applicable, for the working month during which this Agreement was executed, or the Closing occurs, as applicable) or are accrued for in the Company’s financial statements; (iv) all Israeli Employees have been subject to the provisions of Section 14 of the Severance Pay Law with respect to their entire salary (as defined under the Severance Pay Law) from the date of commencement of their employment with the Company or its Subsidiary, as applicable, including regarding all elements of compensation which are not fully discretionary, and the Company or its Subsidiary, as applicable, has been in compliance in all material respects with the technical and substantive requirements for a Section 14 Arrangement with respect to severance pay with respect to one hundred percent (100%) of the base salary and (if applicable) payment on account of overtime hours, in each case for which severance pay is due under the Severance Pay Law and all other elements of compensation which are not fully discretionary; (v) no Israeli Employee’s employment by the Company or its Subsidiaries, as applicable, requires any special license, permit or other authorization by any Governmental Authority; and (vi) all amounts that the Company or its Subsidiaries, as applicable, are legally or contractually required either (A) to deduct from Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, advance study fund (Keren Hishtalmut) or other similar funds or (B) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Israeli Governmental Authority as required by applicable Laws, have, in each case ((A) and (B)), been duly deducted, transferred, withheld and paid, and the Company or its Subsidiary, as applicable, has no outstanding material obligation to make any such deduction, transfer, withholding or payment (except for deduction, transfer, withholding and payments to be made in the ordinary course after the Agreement Date or after the Closing, as applicable, for the working month during which this Agreement was executed, or the Closing occurs, as applicable).

3.18          Environmental Matters.

(a)          Hazardous Materials.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Hazardous Materials are present on any real property that is currently owned or leased by the Company or any of its Subsidiaries that require investigation, control, monitoring, removal or remediation under Environmental Laws.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no underground storage tanks, asbestos which is friable or likely to become friable or PCBs present on any real property currently owned, or leased by the Company or any of its Subsidiaries as a consequence of the acts of the Company, its Subsidiaries or their agents.

(b)          Hazardous Materials Activities.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have conducted all Hazardous Material Activities in compliance with applicable Environmental Laws.

(c)          Environmental Permits.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have complied with all covenants and conditions of any permit required under applicable Environmental Laws which is or has been in force with respect to its Hazardous Materials Activities (the “Company Environmental Permits”).  The Company has no written notice or to the Knowledge of the Company circumstances which could reasonably be expected to cause any material Company Environmental Permit to be revoked, modified, or rendered non-renewable in the ordinary course after the Closing Date.

(d)          No Proceedings.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim has been received by the Company, or to the Knowledge of the Company, is threatened, in each case concerning or relating to any Company Environmental Permit or any Hazardous Materials Activity of the Company or any of its Subsidiaries.

(e)          Environmental Liability.  Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and Subsidiaries are, and for the past three (3) years have been, in compliance with all Environmental Laws.  Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Subsidiary has entered into any Contract that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of Environmental Laws or the Hazardous Materials Activities of the Company or any of its Subsidiaries.

(f)          Environmental Disclosure.  The Company and its Subsidiaries have delivered to or made available for inspection by Parent prior to the Agreement Date all material environmental site assessments and environmental audits conducted in the past three (3) years addressing potentially material environmental Liabilities with respect to the Company’s business that are in the Company Group’s possession or control.  The Company and its Subsidiaries have complied in all material respects with all environmental disclosure obligations imposed by applicable Law with respect to the Transactions.

(g)          This Section 3.18 contains the sole and exclusive representations and warranties of the Company with respect to environmental matters, including with respect to Hazardous Materials, Hazardous Materials Activities, Company Environmental Permits, and any other matter relating to compliance with, or Liabilities under, Environmental Laws.

3.19          Compliance with Laws.

(a)          Generally.  The Company and its Subsidiaries are, and for the past three (3) years have been, in compliance in all material respects with, and are not in any material respect in default under or violation of (and have not received any notice of material non-compliance, default or violation with respect to) any Law applicable to the Company or any of its Subsidiaries.

(b)          Foreign Corrupt Practices Act.  Neither the Company nor any of its Subsidiaries (including any of their respective officers, directors, agents, employees or other Person associated with or acting on their behalf) have, directly or indirectly, taken any action which would cause it to be in violation of Anti-Corruption Laws, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly, or made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly.  In the previous five (5) years, neither the Company, any of its Subsidiaries nor any other entity under their control have conducted an internal investigation, or been informally or formally investigated, charged, or prosecuted, for conduct related to applicable Anti-Corruption Laws. The Company has established sufficient internal controls and procedures to ensure compliance with applicable Anti-Corruption Laws, accurately accounted for all payments to third parties, disclosed all payments or provisions to foreign officials (as defined by the FCPA).

(c)          Trade Control Laws.

(i)          The Company, its Subsidiaries, and each of their respective directors, officers, and to the Knowledge of the Company, any employee, agent or third party representatives acting on behalf of the Company or its Subsidiaries, in each case in connection with such party’s activities for or on behalf of the Company, have complied with all applicable export and re-export controls, trade and economic sanctions Laws (“Trade Controls”) in the last five (5) years including the Export Administration Regulations maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by the Treasury Department’s Office of Foreign Assets Control, and the International Traffic in Arms Regulations, and any applicable anti-boycott compliance regulations.  In the previous five (5) years, neither the Company nor its Subsidiaries, nor any of their respective directors, officers, nor to the Company’s Knowledge, any employee, agent or third party representatives acting on behalf of the Company or its Subsidiaries have (i) in connection with such party’s activities for or on behalf of the Company, directly or, to the Company’s Knowledge indirectly sold, exported, re-exported, transferred, diverted, or otherwise disposed of any products, software, technology, or technical data to any prohibited destination or government (including Cuba, Iran, North Korea, Syria, Venezuela and the Crimea, Donetsk and Luhansk regions of Ukraine (collectively, the “Sanctioned Countries”)), or entity, or Person prohibited under applicable Trade Controls (“Sanctioned Person”), without obtaining prior authorization from the competent government authorities as required by Trade Controls; (ii) been a Sanctioned Person; or (iii) organized, resided or located in a Sanctioned Country.  The Company and its Subsidiaries are currently in compliance with all applicable import Laws (“Import Restrictions”), including Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations.

(ii)          Section 3.19(c)(ii) of the Company Disclosure Letter accurately describes all of (A) the goods, services, items, software, technology, and technical data offered for sale to third parties by the Company and its Subsidiaries; (B) the countries to which these goods, services, items, software, technology, or technical data have been exported; and (C) the licenses and license exceptions currently held or claimed by the Company and its Subsidiaries for the export of goods, services, items, software, technology, or technical data.  All such licenses are valid and in full force and effect.  The Company and its Subsidiaries have complied with all terms and conditions of any license issued or approved by the Directorate of Defense Trade Controls, the Bureau of Industry and Security, or the Office of Foreign Assets Control which is or has been in force or other authorization issued pursuant to Trade Controls.

(iii)          Neither the Company nor any of its Subsidiaries has Knowledge of any fact or circumstance that would result in any Liability for any violation of Trade Control and Import Restrictions.  In the previous five (5) years, neither the Company, nor any of its Subsidiaries has, in connection with or relating to the business of the Company or any of its Subsidiaries, received from any Governmental Authority or any other Person any notice, inquiry or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Authority; or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Trade Controls or Import Restrictions.

3.20          Permits.  The Company and its Subsidiaries hold all permits, licenses, easements, variances, exemptions, consents, certificates, authorizations, registrations, orders and other approvals from Governmental Authorities that are required for the operation of the business of the Company Group taken a whole as currently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (collectively, the “Permits”).  The Permits are in full force and effect, have not been violated in any manner that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and, to the Knowledge of the Company, no suspension, revocation or cancellation thereof has been threatened, and there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened, seeking the suspension, revocation or cancellation of any Permits.

3.21          Legal Proceedings and Orders.

(a)          Legal Proceedings.  There are, and in the past three (3) years there have been, no material Legal Proceedings (other than arising from or relating to the Transactions) (a) pending by or against the Company or any of its Subsidiaries or any of their respective properties or assets, or (b) to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any of their respective properties or assets.

(b)          Orders.  Neither the Company nor any Subsidiary of the Company is subject to any outstanding Order that would be material to the Company and its Subsidiaries, taken as a whole.  In the past five (5) years, there has not been nor are there currently any internal investigations or inquiries being conducted by the Company, the Company Board (or any committee thereof) or any third party at the request of any of the foregoing concerning any financial, accounting, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

3.22          Insurance.  All material fire and casualty, general liability, business interruption, product liability, sprinkler and water damage insurance policies and other forms of insurance maintained by the Company or any of its Subsidiaries have been made available to Parent.  Except as would not cause a Company Material Adverse Effect, each such policy is in full force and effect and all premiums due thereon have been paid in full.

3.23          Takeover Statutes.  Assuming that the representations of Parent and Merger Sub set forth in Article IV are accurate, other than pursuant to the ICL or the Articles, no “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or similar antitakeover statute or regulation (each, a “Takeover Statute”) applies to this Agreement, the Merger, any other transactions contemplated by this Agreement or the Voting and Support Agreements.

3.24          Brokers, Finders and Financial Advisors.  Except as set forth on Section 3.24 of the Company Disclosure Letter no broker, finder or investment banker is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Transactions.  Prior to the execution of this Agreement, the Company has made available to Parent a complete and accurate copy of all agreements between the Company and any Person pursuant to such Person would be entitled to any such payment.

3.25          Government Grants and Incentives.  None of the Company or its Subsidiaries have any pending and outstanding grants, incentives (including Tax incentives), benefits, qualifications and subsidies (collectively, “Government Grants”) granted to the Company or any of its Subsidiaries from any Governmental Authority, including without limitation, the Israeli Innovation Authority, or otherwise utilized by the Company and its Subsidiaries.  The Company and its Subsidiaries do not have any obligation whatsoever with respect to royalties or other payments relating to, arising out of or in connection with such Government Grants.  No Company Intellectual Property is subject to any assignment, grant-back, license or other right of any Governmental Authority as a result of any Government Grants.

3.26          No Other Representations.  Except as expressly set forth in this Article III, neither the Company nor any of its Subsidiaries has made any representation or warranty, express or implied, to Parent and/or Merger Sub in connection with this Agreement, the Transactions.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter delivered by Parent and Merger Sub to the Company on the Agreement Date, which identifies the Section (or, if applicable, subsection) to which such exception relates (it being understood and hereby agreed that any disclosure in such disclosure letter relating to one Section or subsection shall also apply to any other Sections and subsections if and to the extent that it is reasonably apparent on the face of such disclosure (without reference to the underlying documents referenced therein) that such disclosure also relates to such other Sections or subsections), Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1          Organization and Qualification.  Each of Parent and Merger Sub is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization and has all requisite corporate power and authority necessary to enable the each to own, lease and operate the properties it purports to own, lease or operate and to conduct its business as it is currently conducted.

4.2          Authority; Approvals and Enforceability.

(a)          Authority.  Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the Transactions in accordance with the terms hereof.

(b)          Approval.  The execution and delivery of this Agreement by the Parent and Merger Sub and the performance by each of Parent and Merger Sub of its obligations hereunder, and the consummation of the Transactions, have been authorized by all necessary action on the part of each of Parent and Merger Sub and no additional actions on the part of Parent or Merger Sub are necessary to authorize (i) the execution and delivery of this Agreement by each of Parent and Merger Sub; (ii) the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder; or (iii) the consummation of the Merger.

(c)          Enforceability.  This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies.  Immediately following execution and delivery of this Agreement, this Agreement will be adopted by the sole stockholder of Merger Sub.

4.3          Required Filings and Consents; Non-Contravention.  (a) The execution and delivery by each of Parent and Merger Sub of this Agreement do not, and the performance by each of Parent and Merger Sub of their respective covenants and agreements under this Agreement and the consummation by each of Parent and Merger Sub of the Transactions will not, (i) conflict with or violate any provision of the certificate of incorporation, bylaws or other similar organizational documents of Parent or Merger Sub; (ii) assuming receipt of the government approvals contemplated by Section 3.3(b) conflict with or violate any Laws applicable to Parent or Merger Sub or by which any of their respective properties or assets are bound or affected; or (iii) require notice to or the consent of any Person under, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default), or impair Parent or Merger Sub’s rights or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, payment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets (including intangible assets) of the Company or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Merger Sub is a party or by which the Parent or Merger Sub or by which Parent, Merger Sub or any of their respective properties is bound or affected, except in the case of the preceding clauses (ii) and (iii), as would not reasonably be expected to delay the consummation of the Merger or the ability of Parent and Merger Sub to perform their respective covenants and obligations in all material respects pursuant to this Agreement.

(b)          Requisite Governmental Approvals.  The execution and delivery by each of Parent and Merger Sub of this Agreement do not, and the performance by each of Parent and Merger Sub of its covenants and agreements under this Agreement and the consummation by each of Parent and Merger Sub of the Transactions will not, require any consent, approval, order, license, authorization, registration, declaration or permit of, or filing with or notification to, any Governmental Authority, except (i) as may be required by the HSR Act; (ii) such consents, approvals, orders, licenses, authorizations, registrations, declarations, permits, filings, and notifications as may be required under applicable United States federal and state securities Laws; (iii) the filing of the Merger Proposal with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar; (iv) the foreign investment filings in the jurisdictions listed in Section 3.3(b) of the Company Disclosure Letter; and (v) such other consents, approvals, orders, registrations, declarations, permits, filings and notifications, the failure of which to obtain would not, individually or in the aggregate, be reasonably be expected to prevent or materially delay the consummation of the Merger or the ability of Parent and Merger Sub to perform their respective covenants and obligations pursuant to this Agreement.

4.4          Certificate of Incorporation and Bylaws.  Parent has made available to the Company true, correct and complete copies of the certificate of incorporation, articles of association and other similar organizational documents of Parent and Merger Sub, each as amended to date.  Such documents, each as amended to date, are in full force and effect, and neither Parent nor Merger Sub has taken any action in breach or violation of its certificate of incorporation, bylaws or other similar organizational document.

4.5          Legal Proceedings; Orders; Disclosure.

(a)          Legal Proceedings.  As of the Agreement Date, there are no material Legal Proceedings (a) pending against Parent or Merger Sub or any of their respective properties or assets, or (b) to the knowledge of Parent, threatened against Parent or Merger Sub, or any of their respective properties or assets; in each case, that would, individually or in the aggregate, reasonably be expected to prevent or materially impair, interfere with, hinder or delay the ability of Parent or Merger Sub to perform their respective obligations under, or to consummate the transactions contemplated by, this Agreement.

(b)          Orders.  As of the Agreement Date, neither Parent nor Merger Sub is subject to any outstanding Order that would, individually or in the aggregate, reasonably be expected to prevent or impair, interfere with, hinder or delay the ability of Parent or Merger Sub to perform their respective obligations under this Agreement or to consummate the Transactions.  There has not been nor are there currently any internal investigations or inquiries being conducted by Parent or Merger Sub or any third party at the request of any of the foregoing concerning any financial, accounting, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

(c)          Proxy Statement; Other Information.  None of the written information provided by or on behalf of Parent or its Subsidiaries to be included in the Proxy Statement will, at the time it is filed with the SEC in definitive form, or at the time it is first mailed to the shareholders of the Company or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  For the avoidance of doubt, no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference in the Proxy Statement that were not supplied in writing by or on behalf of Parent or its Subsidiaries for use therein.

4.6          Brokers, Finders and Financial Advisors.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Transactions.

4.7          Operations of Parent and Merger Sub.  Each of Parent and Merger Sub has been formed solely for the purpose of engaging in the Merger, and, prior to the Effective Time, neither Parent nor Merger Sub will have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by the Equity Commitment Letter or any agreements or arrangements entered into in connection with the Guarantee and this Agreement.  Parent owns beneficially and of record all of the outstanding share capital, and other equity and voting interest in, Merger Sub free and clear of all Liens.

4.8          No Parent Vote or Approval Required.  No vote or consent of the holders of any share capital of, or other equity or voting interest in, Parent is necessary to approve this Agreement and the Merger.  The vote or consent of Parent, as the sole stockholder of Merger Sub, is the only vote or consent of the share capital of, or other equity interest in, Merger Sub necessary to approve this Agreement and the Merger.

4.9          Financing.

(a)          Equity Commitment Letter.  Parent has delivered to the Company true, correct and complete copy of a fully executed equity commitment letter dated as of the Agreement Date (together with all exhibits, annexes, schedules and term sheets attached thereto and as amended, modified, supplemented, replaced or extended from time to time after the Agreement Date, the “Equity Commitment Letter”) from the Guarantors pursuant to which the Guarantors have agreed to make an equity investment in Parent, solely for the purpose of funding the amounts required to be paid by Parent or Merger Sub at the Closing and subject to the terms and conditions therein, in cash in the aggregate amount set forth therein (the “Equity Financing”).  The Equity Commitment Letter provides that the Company is an express third-party beneficiary of, and is entitled to specifically enforce performance of the Guarantors’ obligations to fund the Equity Financing in accordance with and subject to the terms of the Equity Commitment Letter and, subject in all respects to Section 9.8(a), Parent and the Guarantors will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that there is adequate remedy at law in connection with the exercise of such third-party beneficiary rights.

(b)          Debt Commitment Letter.  Parent has delivered to the Company a true, correct and complete copy of (i) a fully executed debt commitment letter, dated as of the Agreement Date from the Financing Commitment Sources (together with all exhibits, annexes, schedules and term sheets attached thereto and with the Redacted Fee Letter, in each case as amended, modified, supplemented, replaced or extended from time to time after the Agreement Date, collectively, the “Debt Commitment Letter” and, together with the Equity Commitment Letters, the “Financing Letters”); and (ii) the Redacted Fee Letter, pursuant to which such financial institutions have agreed to provide, on the terms and subject to the conditions set forth therein, debt financing in the amounts set forth therein (being collectively referred to as the “Debt Financing” and, together with the Equity Financing, collectively referred to as the “Financing”).

(c)          Validity.  As of the Agreement Date, the Financing Letters are in full force and effect and constitutes the valid, binding and enforceable obligation of Parent, Merger Sub and the Guarantors as applicable, and, to the knowledge of Parent, the other parties thereto, enforceable in accordance with their terms, except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies.  As of the Agreement Date, there are no conditions precedent or other contingencies related to the funding of the full amount of the Financing contemplated by the Financing Letters, other than conditions precedent set forth in the Financing Letters (such conditions precedent, the “Financing Conditions”).  As of the Agreement Date and assuming satisfaction of the conditions set forth in Section 7.1 and Section 7.2, Parent has no reason to believe that (i) any of the Financing Conditions will not be satisfied on or prior to the Closing Date or (ii) the Financing contemplated by the Financing Letters will not be available to Parent on the Closing Date. As of the Agreement Date, Parent, Merger Sub and the Guarantors, as applicable, are not in default or breach under the terms and conditions of the Financing Letters and no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach or a failure to satisfy a Financing Condition, in each case on the part of the Parent, Merger Sub or the Guarantors, as applicable.  Parent, or an Affiliate thereof on its behalf, has fully paid any and all commitment or other fees and amounts required by the Financing Letters to be paid on or prior to the Agreement Date and Parent will pay in full (or cause to be paid in full) as and when due any such amounts due on or before the Closing Date.

(d)          No Amendments.  As of the Agreement Date, (i) the Financing Letters have not been amended or modified in any manner, and (ii) the respective commitments contained therein have not been terminated, reduced, withdrawn or rescinded in any respect by Parent, Merger Sub or the Guarantors or, to the knowledge of Parent, any other party thereto, and no such termination, reduction, withdrawal or rescission is contemplated by Parent, Merger Sub or the Guarantors or, to the knowledge of Parent, any other party thereto.

(e)          No Other Arrangements.  As of the Agreement Date, other than the Redacted Fee Letter, there are no side letters, understandings or other agreements or arrangements relating to the Financing Letters or the Financing to which Parent or any of its Affiliates is a party that would reasonably be expected to adversely affect the conditionality, availability or amount of the Financing.

(f)          Sufficiency of Financing.  The Financing, when funded in accordance with the Financing Letters, will provide Parent and Merger Sub at and as of the Closing Date with sufficient available funds, together with cash or cash equivalents held by Parent and Merger Sub, to consummate the Merger and to make all payments required to be made in connection therewith on the Closing Date, including payment of the aggregate consideration to which the holders of Company Ordinary Shares become entitled pursuant to Section 2.7, the RSU Consideration, the Option Consideration, all other amounts to be paid by Parent and Merger Sub pursuant to this Agreement in connection with the Closing and all associated fees, costs and expenses of Parent and Merger Sub arising in connection with the Merger or the Financing, in each case, which will be due and payable immediately following, at or prior to the Closing Date (such amounts, collectively, the “Required Amounts”).

(g)          No Conditionality.  Notwithstanding anything in this Agreement to the contrary, in no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Parent or any Affiliate thereof or any other financing or other transactions be a condition to any of the obligations of Parent or Merger Sub hereunder.

4.10          Guarantee.  Concurrently with the execution of this Agreement, the Guarantors have delivered to the Company the duly executed Guarantee.  As of the Agreement Date, the Guarantee is in full force and effect and constitutes legal, valid and binding obligations of the Guarantors, enforceable against the Guarantors in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies.  As of the Agreement Date, no event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default on the part of the Guarantors pursuant to the Guarantee.

4.11          Stockholder and Management Arrangements.  As of the Agreement Date, except for the Voting and Support Agreements, neither Parent or Merger Sub nor any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder (other than any existing limited partner of each Guarantor or any of its Affiliates), director, officer, employee or other Affiliate of the Company Group (a) relating to (i) this Agreement or the Merger; or (ii) the Surviving Company or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which any (i) such holder of Company Ordinary Shares would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s Company Ordinary Shares; (ii) such holder of Company Ordinary Shares has agreed to approve this Agreement or vote against any Superior Proposal; or (iii) such stockholder, director, officer, employee or other Affiliate of the Company other than the Guarantors has agreed to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

4.12          Solvency.  None of Parent, Merger Sub or the Guarantors is entering into this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of any Company Group Member.  As of the Effective Time and immediately after giving effect to the Merger (including the payment of the Required Amounts), assuming (x) the accuracy of the representations and warranties set forth in Article III and (y) compliance and performance by the Company with its covenants and agreements hereunder, (a) the amount of the “fair saleable value” of the assets of the Parent and its Subsidiaries, taken as a whole, will exceed the amount that will be required to pay the probable liabilities (including contingent liabilities) of Parent and its Subsidiaries, taken as a whole, as such liabilities become absolute and matured; (b) the assets of Parent and its Subsidiaries, taken as a whole, at a fair valuation, will exceed their liabilities (including the probable amount of all contingent liabilities); (c) the Parent and its Subsidiaries, taken as a whole, will not have an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged; and (d) Parent and its Subsidiaries, taken as a whole, will not have incurred liabilities, including contingent and other liabilities, beyond their ability to pay such liabilities as they mature or become due.

4.13          Exclusivity of Representations and Warranties; Investigation.

(a)          No Other Representations and Warranties.  Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III or in any closing certificate delivered pursuant to Section 7.2(d):

(i)          none of the Company, its Subsidiaries or any other Person makes, or has made, any representation or warranty relating to the Company, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Merger;

(ii)          no Person has been authorized by the Company Group or any of its Affiliates or Representatives to make any representation or warranty relating to the Company Group or any of its businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty must not be relied upon by Parent, Merger Sub or any of their respective Affiliates or Representatives as having been authorized by the Company Group or any of its Affiliates or Representatives (or any other Person); and

(iii)          the representations and warranties made by the Company in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Company hereby disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b)          No Reliance.  Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III and in any closing certificate delivered pursuant to Section 7.2(d), it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on:

(i)          any representation or warranty, express or implied;

(ii)          any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to Parent, Merger Sub or any of their respective Affiliates or Representatives, including any materials or information made available in the electronic data room hosted by or on behalf of the Company in connection with the Merger, in connection with presentations by the Company’s management or in any other forum or setting; or

(iii)          the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

Without limiting the foregoing, each of Parent and Merger Sub acknowledge and agree that, except for any remedies available under this Agreement with respect to the representations and warranties expressly set forth in Article III and in any closing certificate delivered pursuant to Section 7.2(d), neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or their Representatives or Affiliates or any other Person resulting from Parent’s, Merger Sub’s or their Representatives’ or Affiliates’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their Representatives or Affiliates, including any information made available in the electronic data room maintained by or on behalf of the Company or its Representatives for purposes of the Transactions, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the Transactions.

(c)          Investigation.  Each of Parent and Merger Sub has conducted its own independent review and analysis of the business, operations, assets, Contracts, Intellectual Property Rights, real estate, technology, liabilities, results of operations, financial condition and prospects of the Company Group, and each of them acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company Group and that it and its Representatives have had the opportunity to meet with the management of the Company and to discuss the business and assets of the Company Group.

ARTICLE V
INTERIM OPERATIONS

5.1          Affirmative Obligations.  Except (a) as expressly contemplated by this Agreement; (b) as set forth in Section 5.1 or Section 5.2 of the Company Disclosure Letter; (c) as prohibited by Section 5.2; (d) as required by applicable Law; (e) for any reasonable actions taken in good faith to respond to COVID-19 Measures; or (f) as approved in writing in advance by Parent (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time (the “Interim Period”), the Company will, and will cause each of its Subsidiaries to (i) use commercially reasonable efforts to carry on its business, in all material respects, in the ordinary course of business consistent with past practice; (ii) pay all material Taxes in the ordinary course of business when due and payable (taking into account applicable extensions for payment) except for any such Taxes that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been established; and (iii) use its commercially reasonable efforts to (A) preserve intact its present business; (B) keep available the services of its officers and employees; and (C) preserve its relationships with customers, suppliers, Distribution Partners, licensors, licensees and other Persons with which it has significant business dealings.

5.2          Forbearance Covenants of the Company.  Except (i) as set forth in Section 5.2 of the Company Disclosure Letter; (ii) as approved in writing in advance by Parent (which approval will not be unreasonably withheld, conditioned or delayed); (iii) as required by applicable Law; or (iv) as expressly contemplated by the terms of this Agreement, at all times during the Interim Period, the Company will not directly or indirectly, including through any Subsidiary:

(a)          propose to adopt any amendments to or amend the Articles (other than the amendment of the Articles contemplated by Section 3.3(a)) or any other similar organizational document of any Company Group Member other than immaterial amendments to such organizational documents of the Company’s Subsidiaries;

(b)          authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting restricted stock units, options, warrants, other equity-based commitments, subscriptions, rights to purchase or otherwise) any securities of the Company Group, except for the issuance and sale of Company Ordinary Shares pursuant to the exercise or settlement of Company Options or Company Restricted Stock Unit Awards outstanding as of the Agreement Date in accordance with their respective terms;

(c)          acquire or redeem, directly or indirectly, or amend any of the securities of the Company Group, except (i) for repurchases, withholdings, or cancellations of securities of the Company Group required pursuant to the Company Equity Awards outstanding as of the Agreement Date in accordance with their respective terms or (ii) transactions solely between the Company and any of its wholly owned Subsidiaries or solely among the Company’s wholly owned Subsidiaries;

(d)          other than cash dividends made by any of its wholly owned Subsidiaries to the Company or another of its Subsidiaries, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock;

(e)          propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of itself or any of its Subsidiaries, other than the Transactions;

(f)          (i) incur or assume any long-term or short-term debt or issue any debt securities, except for loans or advances to direct or indirect wholly owned Subsidiaries in the ordinary course of business consistent with past practices; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any material obligations of any other Person except obligations of any of its direct or indirect wholly owned Subsidiaries; (iii) make any loans, advances or capital contributions to or investments in any other Person; or (iv) mortgage or pledge any of its or its Subsidiaries’ assets, tangible or intangible, or create or suffer to exist any Lien thereupon (other than Permitted Liens) other than mortgages, pledges or Liens created in connection with hedging activities in the ordinary course of business consistent with past practice;

(g)          except as may be required by the terms (as in effect on the Agreement Date) of any Employee Benefit Plan: (i) with respect to any independent contractor, officer, director, or employee, enter into, adopt, amend (including to provide for the acceleration of vesting or lapsing of restrictions, except as set forth in Section 5.2 of the Company Disclosure Letter) modify, renew or terminate any Employee Benefit Plan or any other bonus, profit sharing, compensation, incentive compensation, retention, severance, termination, option, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, or other benefit or compensation policy, program, agreement, trust, plan, fund or other arrangement that would be an Employee Benefit Plan if in effect on the Agreement Date; (ii) other than as set forth in any employment agreement prior to the Agreement Date, increase or decrease the compensation, benefits, severance or termination pay of any consultant, director, officer or employee with a title of vice president or above or whose annual compensation exceeds $400,000; (iii) modify, waive, release, or amend any non-competition, non-solicitation, non-disclosure, restrictive covenant, or similar agreement or obligation with any employee or independent contractor; (iv) pay or commit to pay any award, special bonus, remuneration, benefit, or incentive compensation to any director, officer or employee whose annual compensation exceeds $400,000; or (v) hire, engage, promote, lay off, or terminate any employee or independent contractor whose annual compensation exceeds $400,000;

(h)          forgive any loans to any of its employees, officers or directors or any employees, officers or directors of any of its Subsidiaries or Affiliates;

(i)          make any deposits or contributions of cash or other property or take any other action to fund or in any other way secure the payment of compensation or benefits under any Employee Benefit Plans, other than deposits and contributions that are required pursuant to the terms of any such Employee Benefit Plans or any Contracts in effect as of the Agreement Date;

(j)          negotiate, modify, enter into, amend, extend or terminate, any CBA, or recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of the Company or any of its Subsidiaries;

(k)          implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that could implicate the WARN Act;

(l)          except as permitted by Section 5.2(t), acquire, sell, lease, license or dispose of any material property or assets of the Company or any of its Subsidiaries in any single transaction or series of related transactions, except for (i) transactions pursuant to existing Contracts, (ii) transactions in the ordinary course of business consistent with past practice or (iii) non-exclusive licenses of Intellectual Property Rights granted in the ordinary course of business;

(m)          except as required by applicable Law or GAAP, make any material change in any of its accounting principles or practices;

(n)          make or change any material Tax election, adopt or change any material Tax accounting method, settle or compromise any material Tax liability outside the ordinary course of business, enter into any closing agreement related to any material Taxes, amend any material Tax Return, or consent to the extension or waiver of the limitations period applicable to a material Tax claim or assessment;

(o)          except in the ordinary course of business consistent with past practice, enter into any Contract that would be a Material Contract if entered into prior to the date hereof, amend in any material respect any other Material Contract, as the case may be, or grant any release or relinquishment of any material rights under any other Material Contract;

(p)          enter into or renew any Company Real Property Lease providing for aggregate annual payments by the Company of an amount in excess of $500,000, or modify, amend or exercise any right to renew any Company Real Property Lease;

(q)          fail to maintain or allow to lapse, dispose of or abandon, including by failure to pay the required fees in any jurisdiction, any material Company Intellectual Property used in or held for use in its business, or grant permission to enter into the public domain any material trade secrets included in the Company Intellectual Property;

(r)          grant any exclusive rights with respect to any of its material Company Intellectual Property or divest any of its material Company Intellectual Property;

(s)          acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any equity interest therein for consideration in excess of $200,000;

(t)          authorize, incur or commit to incur any new capital expenditure(s) that in the aggregate exceeds, in any given quarter, one hundred and ten percent (110%) of the amount set forth in the capital expenditure budget set forth on Section 5.2(t) of the Company Disclosure Letter; provided, however, that the foregoing shall not limit any maintenance capital expenditures or capital expenditures required pursuant to existing Contracts;

(u)          settle or compromise any pending or threatened Legal Proceeding or pay, discharge or satisfy or agree to pay, discharge or satisfy any Liability, other than the settlement, compromise, payment, discharge or satisfaction of Legal Proceedings and Liabilities (i) reflected or reserved against in full in the balance sheet included in the Audited Company Balance Sheet; (ii) covered by existing insurance policies; or (iii) settled since the respective dates thereof in the ordinary course of business consistent with past practice;

(v)          except as required by GAAP, revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable other than in the ordinary course of business consistent with past practice;

(w)          grant any material refunds or rebates to customers or Distribution Partners in an amount in excess of $300,000 other than refunds or rebates granted in the ordinary course of business consistent with past practice;

(x)          enter into any Contract or other arrangement or understanding that would be required to be disclosed under Item 404(a) of Regulation S-K;

(y)          convene any special meeting of their stockholders (or any postponement or adjournment thereof);

(z)          enter into or adopt any “poison pill” or similar stockholder rights plan; or

(aa)          enter into a Contract to do any of the foregoing, or publicly announce an intention, enter into a formal or informal agreement or otherwise authorize or make a commitment to do any of the foregoing.

5.3          No Solicitation.

(a)          Go-Shop Period.  Notwithstanding anything to the contrary set forth in this Agreement, during the period (the “Go-Shop Period”) beginning on the Agreement Date and continuing until (x) 11:59 p.m., Eastern Time on May 5, 2022 (the “No-Shop Period Start Date”) with respect to any Person or “group” who is not an Exempted Person or (y) in respect of any Exempted Person, ten (10) days after the No-Shop Period Start Date (the “Cut-Off Time”), the Company and its Affiliates and their respective directors, officers, employees, financial advisors, attorneys, accountants, and other representatives and advisors (collectively, “Representatives”) shall have the right to: (i) solicit, initiate, encourage or facilitate the making, submission or announcement of any proposal or inquiry that constitutes or could reasonably be expected to lead to, an Acquisition Proposal; (ii) subject to the entry into, and solely in accordance with, an Acceptable Confidentiality Agreement, furnish to any Third Person (and its Representatives and prospective debt and equity financing sources and/or their respective Representatives), any non-public information relating to the Company Group or afford to any such Third Person (and its Representatives and prospective debt and equity financing sources and/or their respective Representatives) access to the business, properties, assets, books or records, of the Company Group, in any such case with the intent to induce the making, submission or announcement of an Acquisition Proposal (or any proposal or Inquiry that is reasonably expected to lead to an Acquisition Proposal); provided, however, that (A)  the Company will provide to Parent and its Representatives any non-public information concerning or relating to the Company Group that is provided to any such Third Person or its Representatives that was not previously made available to Parent prior to or substantially concurrently with the time it is provided to such Third Person and (B) the Company Group shall not provide (and shall not permit any of their respective Representatives to provide) any competitively sensitive non-public information to any Third Person who is or has an Affiliate that is a competitor of any Company Group Member in connection with the actions permitted by this Section 5.3(a), except in accordance with customary “clean room” procedures and subject to a customary “clean team” agreement; (iii) engage in discussions or negotiations with any Third Person (and its Representatives and prospective debt and equity financing source and/or their respective Representatives) with respect to an Acquisition Proposal (or any proposal or inquiry that is reasonably expected to lead to an Acquisition Proposal); and (iv) cooperate with or assist or participate in or facilitate any such proposals, inquiries, offers, discussions or negotiations, including that the Company may grant a limited waiver under any “standstill provision” or similar obligation of any Third Person with respect to any Company Group Member to allow such Third Person to submit an Acquisition Proposal on a confidential basis to the Company Board (or any committee thereof).

(b)          No Solicitation or Negotiation.  Subject to the terms of this Section 5.3, from the No-Shop Period Start Date (or, with respect to an Exempted Person, the Cut-Off Time) until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will, and will cause its Subsidiaries and its and their respective officers and directors, and will instruct and use reasonable efforts to cause each of its other Representatives to cease and cause to be terminated any discussions or negotiations with any Third Person and its Representatives relating to any Acquisition Proposal or Acquisition Transaction (or any proposal or inquiry that is reasonably expected to lead to an Acquisition Proposal) that are not expressly permitted by this Section 5.3(b), request the prompt return or destruction of all non-public information concerning or relating to the Company Group theretofore furnished to any such Person with whom a confidentiality agreement with respect to an Acquisition Proposal was entered into at any time within the twelve (12)-month period immediately preceding the No-Shop Period Start Date and will (A) cease providing any further information with respect to the Company or any Acquisition Proposal to any such Third Person or its Representatives; and (B) immediately terminate all access granted to any such Third Person and its Representatives to any physical or electronic data room (or any other diligence access).  Subject to the terms of Section 5.3(c), from the No-Shop Period Start Date (or, with respect to an Exempted Person, the Cut-Off Time) until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company and its Subsidiaries will not, will cause their directors and officers not to, and will instruct and use reasonable efforts to cause their other Representative not to, directly or indirectly, (i) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any Inquiry, offer or proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (ii) furnish to any Third Person any non-public information relating to the Company Group or afford to any Third Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company Group, in any such case with the intent to induce, or that would reasonably be expected to result in, the making, submission or announcement of, or to knowingly encourage, facilitate or assist an Acquisition Proposal or any Inquiries or the making of any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal; (iii) participate or engage in discussions, communications or negotiations with any Third Person with respect to an Acquisition Proposal or Inquiry (other than solely to inform such Third Persons of the existence of the provisions contained in this Section 5.3); (iv) approve, endorse or recommend any proposal that constitutes or would reasonably be expected to lead to, an Acquisition Proposal; or (v) enter into any letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement (any such letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction (other than an Acceptable Confidentiality Agreement), an “Alternative Acquisition Agreement”); provided that the Company may contact any Third Person with respect to an Acquisition Proposal solely for purposes of requesting a clarification of any ambiguous terms and conditions thereof so as to determine whether the Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal.  Notwithstanding the commencement of the No-Shop Period Start Date, the Company may continue to engage in the activities described in Section 5.3(a) with respect to any Exempted Person, including with respect to any amended or modified Acquisition Proposal submitted by any Exempted Person following the No-Shop Period Start Date so long as the Company Board has determined in good faith that such amended or modified Acquisition Proposal is or would reasonably be expected to lead to, a Superior Proposal, and the restrictions in this Section 5.3(b) shall not apply with respect thereto, in each case, until the earlier of (A) the Cut-Off Time and (B) the time that such Person ceases to be an Exempted Person in accordance with the definition thereof.  From the No-Shop Period Start Date (or, with respect to an Exempted Person, the Cut-Off Time) until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will not waive, terminate or modify any provision of any standstill or confidentiality agreement that prohibits or purports to prohibit a proposal being made to the Company Board (or any committee thereof), unless the Company Board has determined in good faith, after consultation with its outside counsel, that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(c)          Superior Proposals.  Notwithstanding anything to the contrary set forth in this Section 5.3, until the Company’s receipt of the Requisite Shareholder Approval, the Company and the Company Board (or a committee thereof) may, directly or indirectly, through one of more their Representatives, participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company Group to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company Group pursuant to an Acceptable Confidentiality Agreement to any Person or its Representatives that has made or delivered to the Company a bona fide written Acquisition Proposal that did not result from a breach of Section 5.3(b);  provided that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal, and the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take the actions contemplated by this Section 5.3(c) would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law; and provided, further, that the Company will provide to Parent and its Representatives any non-public information that is provided to any Person or its Representatives that was not previously made available to Parent prior to or substantially concurrently with the time it is provided to such Person.

(d)          No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement.  Except as provided by Section 5.3(e), at no time after the Agreement Date may the Company Board (or a committee thereof):

(i)          (A) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation, in each case, in a manner adverse to Parent (it being understood that it shall be considered a modification adverse to Parent if (1) any Acquisition Proposal structured as a tender or exchange offer is commenced and the Company Board fails to publicly recommend against acceptance of such tender or exchange offer by the Company Shareholders within ten (10) Business Days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act or (2) any Acquisition Proposal is publicly announced (other than by the commencement of a tender or exchange offer)) and the Company Board fails to issue a public press release within ten (10) Business Days of such public announcement providing that the Company Board reaffirms the Company Board Recommendation; (B) formally or publicly adopt, authorize, approve, agree to, accept, endorse, recommend, declare advisable or submit to a vote of the Company Shareholders (or publicly propose to adopt, authorize, approve, agree to, accept, endorse, recommend, submit to vote of the Company Shareholders or otherwise declare advisable) an Acquisition Proposal; (C) fail to publicly reaffirm the Company Board Recommendation within four (4) Business Days after Parent so requests in writing (it being understood that the Company will have no obligation to make such reaffirmation on more than two (2) separate occasions); (D) fail to include the Company Board Recommendation in the Proxy Statement; or (E) formally resolve to effect or publicly announce an intention or resolution to take any of the foregoing actions (any action described in clauses (A) through (E), a “Company Board Recommendation Change”); provided, however, that, for the avoidance of doubt, none of (1) a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company Shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication) or (2) the delivery by the Company to the Parent of any notice contemplated by Section 5.3, will, in and of itself, constitute a Company Board Recommendation Change; or

(ii)          cause or permit the Company Group to enter into an Alternative Acquisition Agreement.

(e)          Company Board Recommendation Change; Entry into Alternative Acquisition Agreement.  Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Shareholder Approval:

(i)          the Company Board (or a committee thereof) may effect a Company Board Recommendation Change of the type described in clauses (A), (C) or (D) of the definition thereof, solely in response to any material event, fact, circumstance, development or occurrence that was (A) not known to, or reasonably foreseeable by, the Company Board as of the Agreement Date but becomes known to the Company Board after the Agreement Date and (B) does not relate to (a) any Acquisition Proposal (or any Inquiry, offer or proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal); (b) the fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the Agreement Date, or changes after the Agreement Date in the market price or trading volume of the Company Ordinary Shares or the credit rating of the Company (it being understood that the underlying cause of any of the foregoing in this clause (b) may be considered and taken into account); (c) any fact regarding Parent or its Affiliates or (d) any change in the composition of the Company Board (each such event, an “Intervening Event”), if the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law and if and only if:

(1)          the Company has provided prior written notice to Parent at least four (4) Business Days (the “Event Notice Period”) in advance to the effect that the Company Board (or a committee thereof) intends to effect a Company Board Recommendation Change pursuant to this Section 5.3(e)(i), which notice will specify the basis for such Company Board Recommendation Change, including a description of the Intervening Event in reasonable detail;

(2)          prior to effecting such Company Board Recommendation Change, the Company and its Representatives, during such Event Notice Period, must have (A) negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to allow Parent to offer such adjustments to the terms and conditions of this Agreement, the Guarantee, the Debt Commitment Letter and/or the Equity Commitment Letter to obviate the need to effect a Company Board Recommendation Change, in response to such Intervening Event and (B) taken into account any adjustments to the terms and conditions of this Agreement, the Guarantee, the Debt Commitment Letter and/or the Equity Commitment Letter proposed in good faith by Parent and other information provided by Parent in response to the notice described in clause (1) of this Section 5.3(e)(i), in each case, that are offered in writing by Parent, no later than 11:59 p.m. Eastern Time on the last day of the Event Notice Period in a manner that would constitute a binding agreement between the parties if accepted by the Company; and

(3)          following such Event Notice Period, the Company Board (or a committee thereof) (after consultation with its financial advisor and outside legal counsel and taking into account Parent’s proposed revisions to the terms and conditions of this Agreement, the Guarantee, the Debt Commitment Letter and/or the Equity Commitment Letter) shall have determined in good faith that the failure of the Company Board (or a committee thereof) to make such a Company Board Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law; provided that each time material modifications to the Intervening Event occur, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(e)(i)(3) with respect to such new written notice (it being understood that the “Event Notice Period” in respect of such new written notice will be two (2) Business Days).

(ii)          if the Company has received a bona fide written Acquisition Proposal, whether during the Go-Shop Period or after the No-Shop Period Start Date, that has not been withdrawn and that the Company Board (or a committee thereof) has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal, then the Company Board may (A) effect a Company Board Recommendation Change with respect to such Superior Proposal or (B) authorize the Company to terminate this Agreement pursuant to Section 8.1(h) to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal substantially concurrently with the termination of this Agreement; provided, however, that the Company Board (or a committee thereof) shall not take any action described in the foregoing clauses (A) or (B) unless:

(1)          the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law;

(2)          the Company Group and its Representatives have complied with their obligations pursuant to this Section 5.3;

(3)          (i) the Company has provided prior written notice to Parent at least three (3) Business Days in advance (the “Proposal Notice Period”) to the effect that the Company Board (or a committee thereof) has (A) received a bona fide Acquisition Proposal that has not been withdrawn; (B) concluded in good faith that such Acquisition Proposal constitutes a Superior Proposal; and (C) resolved to effect a Company Board Recommendation Change or to terminate this Agreement pursuant to Section 5.3(e)(ii) absent any revision to the terms and conditions of this Agreement, which notice will specify the basis for such Company Board Recommendation Change or termination, including the identity of the Person or “group” of Persons making such Acquisition Proposal, the material terms thereof and copies of all relevant and material documents relating to such Acquisition Proposal; and (ii) prior to effecting such Company Board Recommendation Change or termination, the Company and its Representatives, during the Proposal Notice Period, must have (1) negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to offer such adjustments to the terms and conditions of this Agreement, the Guarantee, the Debt Commitment Letter and/or the Equity Commitment Letter so that such Acquisition Proposal would cease to constitute a Superior Proposal and (2) taken into account any adjustments to the terms and conditions of this Agreement, the Guarantee, the Debt Commitment Letter and/or the Equity Commitment Letter proposed by Parent and other information provided by Parent during the Proposal Notice Period, in each case, that are offered in writing by Parent, no later than 11:59 p.m. Eastern Time on the last day of the Proposal Notice Period in a manner that would constitute a binding agreement between the parties if accepted by the Company; provided, however, that in the event of any material modifications to such Acquisition Proposal (it being understood that any change to the financial terms of such proposal shall be deemed a material modification), the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(e)(ii)(3) with respect to such new written notice (it being understood that the “Proposal Notice Period” in respect of such new written notice will be two (2) Business Days);

(4)          following such Proposal Notice Period, including any subsequent Proposal Notice Period as provided in the final proviso of the foregoing Section 5.3(e)(ii)(3), the Company Board (or a committee thereof) (after consultation with its financial advisor and outside legal counsel and taking into account Parent’s proposed revisions to the terms and conditions of this Agreement, the Guarantee, the Debt Commitment Letter and/or the Equity Commitment Letter and any other information provided by Parent) shall have determined that the failure of the Company Board (or a committee thereof) to make such a Company Board Recommendation Change or to terminate this Agreement would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law; and

(5)          in the event of any termination of this Agreement in order to cause or permit the Company Group to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, the Company will have validly terminated this Agreement in accordance with Section 8.1(h), including paying the Company Termination Fee in accordance with Section 8.3(b)(iii).

(f)          Notice.

(i)          From the Agreement Date until the first to occur of the No-Shop Period Start Date (or with respect to an Exempted Person, the Cut-Off Time) and the termination of this Agreement pursuant to Article VIII, the Company shall as promptly as reasonably practicable (and, in any event, within twenty-four (24) hours) notify Parent in writing if the Company, any of its Subsidiaries or any of their respective Representatives receives an Acquisition Proposal, including a summary of the material terms and conditions thereof, and whether the Person making such Acquisition Proposal is a strategic acquirer or a financial sponsor and thereafter the Company must inform Parent promptly (and in any event within twenty-four (24) hours) of any modifications to the terms of such Acquisition Proposal; provided, however, that the Company shall not be required to disclose the specific identity of the person making such Acquisition Proposal prior to the No-Shop Period Start Date. Immediately after the No-Shop Period Start Date, the Company shall deliver to Parent a written notice setting forth (A) the identity of each Exempted Person and (B) the material terms and conditions of the Acquisition Proposal made by such Exempted Person including copies of any material written materials and documents related thereto provided to the Company or its Representatives.  The Company agrees that it shall not, and shall cause its Subsidiaries not to, enter into any confidentiality or other agreement which prohibits the Company from complying with this Section 5.3(f).

(ii)          From the No-Shop Period Start Date (or with respect to an Exempted Person, the Cut-Off Time) until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will promptly (and, in any event, within twenty-four (24) hours) notify Parent in writing if the Company, any of its Subsidiaries or any of their respective Representatives receives Inquiries, offers or proposals or requests for non-public information or discussions that constitute or would reasonably be expected to lead to an Acquisition Proposal, or any material revisions to the terms and conditions of any pending Acquisition Proposals.  Such notice must include the identity of the Third Person making such Inquiry, offer or proposal, a summary of the material terms and conditions of such Inquiry, offer or proposal and copies of any written materials and documents relating thereto provided to the Company or its Representatives.  Thereafter, the Company must keep Parent informed, on a reasonably prompt basis, of the status (and supplementally provide the material terms) of any such Inquiries, offers or proposals (including any amendments thereto and any new, amended or revised material written materials and documents relating thereto provided by or to the Company or its Representatives), any material correspondence with respect to such Inquiries, offers or proposals and the status of any such discussions or negotiations.

(iii)          The Company agrees that it shall not, and shall cause its Subsidiaries not to, enter into any confidentiality or other Agreement which prohibits the Company from complying with this Section 5.3(f).

(g)          Certain Disclosures.  Nothing in this Agreement will prohibit the Company or the Company Board (or a committee thereof) from (i) taking and disclosing to the Company Shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or Section 329 of the ICL or complying with Rule 14d-9 promulgated under the Exchange Act, including a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company Shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (ii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (iii) informing any Person of the existence of the provisions contained in this Section 5.3; or (iv) making any disclosure to the Company Shareholders as required by applicable Law, regulation or stock exchange rule or listing agreement, it being understood that (1) any such statement or disclosure made by the Company Board (or a committee thereof) pursuant to this Section 5.3(g) must be subject to the terms and conditions of this Agreement and will not limit or otherwise affect the obligations of the Company or the Company Board (or any committee thereof) and the rights of Parent under this Section 5.3, and (2) nothing in the foregoing will be deemed to permit the Company or the Company Board (or a committee thereof) to effect a Company Board Recommendation Change other than in accordance with Section 5.3(e).

(h)          Breach by Representatives.  The Company agrees that any breach of this Section 5.3 by any of its Representatives (acting on the Company’s behalf), including any failure of such Representatives to comply with the terms of Section 5.3(b), shall be deemed to be a breach of this Agreement by the Company.

ARTICLE VI
ADDITIONAL COVENANTS

6.1          Required Action and Forbearance; Efforts.

(a)          Reasonable Best Efforts.  Upon the terms and subject to the conditions set forth in this Agreement (including subject to Section 6.2), each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, and shall cause their respective Subsidiaries to, use their respective reasonable best efforts (A) to take (or cause to be taken) all actions; (B) do (or cause to be done) all things; and (C) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, when required pursuant to Section 2.3, the Merger, including by using reasonable best efforts (other than in the case of Section 6.1(a)(iii), in which case each of Parent, Merger Sub and the Company shall use their respective commercially reasonable efforts) to:

(i)          cause the conditions to the Merger set forth in Article VII to be satisfied;

(ii)          (1) obtain all consents, waivers, approvals, orders and authorizations from Governmental Authorities and (2) make all registrations, declarations and filings with Governmental Authorities, in each case that are necessary or advisable to consummate the Merger; and

(iii)          execute and deliver any Contracts and other instruments, including obtaining any consents under Material Contracts, that are reasonably necessary to consummate the Merger, in each case to the extent reasonably requested by Parent.

(b)          No Failure to Take Necessary Action.  In addition to the foregoing, subject to the terms and conditions of this Agreement (including subject to Section 6.2), neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, shall, nor shall they cause their respective Subsidiaries to, take any action, or fail to take any action, that is intended to or has (or would reasonably be expected to have) the effect of preventing, impairing or otherwise adversely affecting the ability of such Party to fully perform its obligations pursuant to this Agreement.  For the avoidance of doubt, no action by the Company taken in compliance with Section 5.3 will be considered a violation of this Section 6.1.

(c)          No Consent Fee.  Notwithstanding anything to the contrary set forth in this Section 6.1 or elsewhere in this Agreement, no Company Group Member will be required to or will agree to the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments), in connection with the Merger, including in connection with obtaining any consent pursuant to any Material Contract.

(d)          Antitrust.  This Section 6.1 shall not apply to filings under Antitrust Laws, which shall be governed by the obligations set forth in Section 6.2.

(e)          The covenants of Parent in Section 6.1(a)(ii)(2) to cause Subsidiaries to take any action, solely with respect to any, notice, filing or information obligation (including by providing any information required to be included in any filing necessary to obtain any consents contemplated by Section 6.1(a)(ii)(1)), shall apply to the Guarantors and their Affiliates.

6.2          Antitrust.

(a)          Parent and Company shall, and shall cause their respective Subsidiaries to, use their respective reasonable best efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, all reasonable things necessary and proper under any applicable Laws to consummate and make effective the Merger as promptly as practicable and in any event prior to the Termination Date, including (i) preparing and filing all forms, registrations and notifications to or with any Governmental Authority required to be filed to consummate the Merger (including, for the avoidance of doubt, foreign investment control clearances); (ii) using reasonable best efforts to satisfy the conditions to consummating the Merger; (iii) using reasonable best efforts to obtain (and to cooperate with each other in obtaining) any consent, authorization, expiration or termination of a waiting period, permit, order or approval of, waiver or any exemption by, any Governmental Authority; and (iv) defending any Legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger.  In connection with the foregoing, each of Parent and the Company and their respective Subsidiaries shall (A) file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act within ten (10) Business Days following the Agreement Date and (B) as promptly as practicable after the Agreement Date make all other notices, filings or applications required under any other Antitrust Laws.

(b)          Each of Parent and the Company shall, and shall cause their respective Subsidiaries to, (i) promptly furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with the preparation of any governmental filings, submissions or other documents, including any follow-up request for information in respect of any government filing, submission or other document, subject to the limitations herein; (ii) give the other reasonable prior notice of any such filing, submission or other document and, to the extent reasonably practicable, of any communication with or from any Governmental Authority regarding the Merger.  Subject to the limitations herein, each of Parent and the Company shall permit the other to review (to the extent not prohibited by applicable Law or by the applicable Governmental Authority) and discuss in advance, and consider in good faith the views, and secure the participation, of the other Party in connection with any such filing, submission, document or substantive communication (but not including routine communications); and (iii) to the extent not prohibited by applicable Law or by the applicable Governmental Authority, furnish to the other copies of all filings, submissions, correspondence and communications with any Governmental Authority.  In exercising the foregoing rights, each of the Parties shall act reasonably and as promptly as practicable; provided that materials may be redacted (x) to remove references concerning the valuation of the Company; (y) as necessary to comply with contractual arrangements or applicable Laws; and (z) as necessary to address reasonable attorney-client or other privilege concerns.  Each Party may also, as it deems advisable or necessary, reasonably designate material provided to the other Party as “Outside Counsel Only Material.”  Each of Parent and the Company shall cooperate in providing an appropriate response to any inquiry from a Governmental Authority including informing the other Party as soon as reasonably practicable of any such investigation or inquiry, and consulting in advance, to the extent practicable, before making any presentations or submissions to a Governmental Authority.  In addition, each of the Parties will give reasonable prior notice to and consult with the other in advance of any meeting, conference or substantive communication with any Governmental Authority in connection with the Transactions and to the extent not prohibited by applicable Law or by the applicable Governmental Authority, not participate or attend any meeting or conference, or engage in any substantive communication, with any Governmental Authority in connection with the Transactions without offering the other Party the possibility to participate, attend or engage in such meetings, conferences or communications, and in the event one Party is prohibited from, or unable to participate, attend or engage in, any such meeting, conference or substantive communication, keep such Party apprised with respect thereto.

(c)          Any filing fees payable under the HSR Act relating to the Transactions shall be borne by Parent or Merger Sub, as applicable.

(d)          The covenants of Parent in Section 6.2(a) and Section 6.2(b) to cause Subsidiaries to take any action, solely with respect to any notice, filing or information obligation, shall apply equally to the Guarantors and their Affiliates.

6.3          Company Shareholders Meeting.  As soon as reasonably practicable following the Agreement Date, but in no event later than the fifteenth (15th) Business Day after the Agreement Date, the Company shall (i) establish a record date for, duly call, and give notice of a special meeting of its shareholders (the “Company Shareholders Meeting”) for the purpose of obtaining the Requisite Shareholder Approval and (ii) publish the notice of the Company Shareholders Meeting (with the proxy card (Ktav Hatzbaa) required under the ICL and the regulations promulgated thereunder) (the “Notice Date”).  As soon as reasonably practicable following the Agreement Date, but in no event later than the fortieth (40th) day after the Agreement Date, the Company shall prepare and furnish to the SEC on Form 6-K a proxy statement, letter to stockholders, notice of meeting and form of proxy for the Company Shareholders Meeting (the “Proxy Statement”).  Once the Company has established a record date for the Company Shareholders Meeting, the Company shall not change such record date or establish a different record date without the prior written consent of Parent.  The Company shall otherwise comply with the notice requirements applicable to the Company in respect of the Company Shareholders Meeting pursuant to the ICL and the Articles.  The Company Shareholders Meeting shall be held no later than the first Business Day after the fortieth (40th) day after the Notice Date.  The Company shall include the Company Board Recommendation in the Proxy Statement.  The Company will include a copy of any fairness opinion obtained by the Company Board in connection with the approval by the Company Board of the Merger and the Transactions in the Proxy Statement and a disclosure relating to any financial advisor rendering such opinions (including the amount of fees and other consideration that such financial advisors will receive upon consummation of or as a result of the Merger, and the conditions therefor), in each case, consistent with the ICL.  The Company shall cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as practicable following its filing date.  Subject to Section 5.3 and unless there has been a Company Board Recommendation Change, the Company will use its reasonable best efforts to solicit proxies to obtain the Requisite Shareholder Approval.  Without the prior written consent of Parent, obtaining the Requisite Shareholder Approval and adjournment shall be the only matters (other than procedural matters) which the Company shall propose to be acted on at the Company Shareholders Meeting.  In the event that Parent or any Person listed in Section 320(c) of the ICL casts any votes in respect of the Merger, Parent shall disclose to the Company its interest in the Company Ordinary Shares so voted.  At the Company Shareholders Meeting, Parent and Merger Sub shall cause any Company Ordinary Shares owned by them and their Affiliates (if any) to be voted in favor of the approval of the Merger and the other transactions contemplated by this Agreement.

(a)          Other Company Proxy Related Matters.  The Company may not file the Proxy Statement with the SEC without first providing Parent and its counsel a reasonable opportunity to review and comment thereon, and the Company will give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent or its counsel.  On the date of filing, the date of mailing to the Company Shareholders (if applicable) and at the time of the Company Shareholders Meeting, the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading.  Notwithstanding the foregoing, no covenant is made by the Company with respect to any information supplied by Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference in the Proxy Statement.

(b)          Furnishing Information.  Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, will furnish all information concerning it and its Affiliates, if applicable, as the other Party may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement.  If at any time prior to the Company Shareholders Meeting or any such filing, any information relating to the Company Group, Parent, Merger Sub or any of their respective Affiliates should be discovered by the Company, on the one hand, or Parent or Merger Sub, on the other hand, that should be set forth in an amendment or supplement to the Proxy Statement, as the case may be, so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Party that discovers such information will promptly notify the other, and an appropriate amendment or supplement to such filing describing such information will be promptly prepared and filed with the SEC by the appropriate Party and, to the extent required by the ICL, other applicable Law or the SEC or its staff, disseminated to the Company Shareholders.

(c)          Consultation Prior to Certain Communications.  The Company and its Affiliates, on the one hand, and Parent, Merger Sub and their respective Affiliates, on the other hand, may not communicate in writing with the SEC or its staff with respect to the Proxy Statement without first providing the other Party a reasonable opportunity to review and comment on such written communication, and each Party will give due consideration to all reasonable additions, deletions or changes suggested thereto by the other Parties or their respective counsel.

(d)          Notices.  The Company, on the one hand, and Parent and Merger Sub, on the other hand, will advise the other, promptly after it receives notice thereof, of any receipt of a request by the SEC or its staff for (i) any amendment or revisions to the Proxy Statement, as the case may be; (ii) any receipt of comments from the SEC or its staff on the Proxy Statement; or (iii) any receipt of a request by the SEC or its staff for additional information in connection therewith.

(e)          Adjournment of Company Shareholders Meeting.  Notwithstanding anything to the contrary in this Agreement, the Company may (and, if requested by Parent, shall) postpone or adjourn the Company Shareholders Meeting if (i) there are holders of an insufficient number of Company Ordinary Shares present or represented by proxy at the Company Shareholders Meeting to obtain the Requisite Shareholder Approval, whether or not a quorum is present (it being understood that the Company may not postpone or adjourn the Company Shareholders Meeting more than two times pursuant to this clause (i) without Parent’s prior written consent) or (ii) the Company is required to postpone or adjourn the Company Shareholders Meeting by applicable Law, order or a request from the SEC or its staff.  Unless this Agreement is validly terminated in accordance with Section 8.1, the Company will submit this Agreement and the Merger to its stockholders at the Company Shareholders Meeting even if the Company Board (or a committee thereof) has effected a Company Board Recommendation Change.

6.4          Financing.

(a)          Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing, including using reasonable best efforts to (i) maintain in effect the applicable Financing Letters and, to the extent entered into prior to the Closing, the definitive agreements relating to the applicable Financing (subject to Parent’s or Merger Sub’s right to replace, restate, supplement, modify, assign, substitute, waive or amend the Financing Letters in accordance herewith); (ii) negotiate and enter into definitive agreements with respect to the Debt Financing on terms and conditions no less favorable in the aggregate to Parent than those contained in the Debt Commitment Letter (after giving effect to any modifications thereto contemplated by the “flex” provisions in the Redacted Fee Letter) (or on other terms and conditions that are acceptable to Parent, subject to the Prohibited Financing Modifications); (iii) satisfy on a timely basis (taking into account the anticipated timing of the Closing) (or obtain a waiver of) all conditions applicable to (and within control of) Parent and Merger Sub in the applicable Financing Letters and, to the extent entered into prior to the Closing, the definitive agreements relating to the Financing; and (iv) upon the satisfaction or waiver of the conditions to Parent’s and Merger Sub’s obligations to consummate Merger, consummate the Financing and cause the Financing Sources, the Guarantors and the other Persons committing to fund the Financing to fund the Financing at (or substantially concurrently with) the Closing.  Notwithstanding anything to the contrary in this Agreement, nothing contained in this Section 6.4 shall require, and in no event shall the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to (x) seek the Equity Financing from any source other than the Guarantors, or in any amount in excess of that contemplated by, the Equity Commitment Letters, (y) incur or pay any material fees to obtain a waiver of any term of the Debt Commitment Letter or pay any fees that are, in the aggregate, in excess of those contemplated by the Equity Commitment Letters or the Debt Commitment Letter or (z) agree to terms and conditions that are less favorable in any material respect to Parent or Merger Sub (or their Affiliates) than the terms and conditions set forth in the Debt Commitment Letter.  Parent shall keep the Company informed upon the Company’s written request on a reasonable basis and in reasonable detail of the status of its efforts to arrange the Financing.  Parent shall give the Company prompt notice upon having knowledge of any material breach by any party to any of the Financing Letters or any termination of any of the Financing Letters.

(b)          Prior to the Closing Date, Parent and Merger Sub shall not, without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), subject to the last sentence of this paragraph, agree to or permit any termination of or amendment, supplement or modification to be made to, or grant any waiver of any provision under, the Debt Commitment Letter or the Redacted Fee Letter if such termination, amendment, supplement, modification or waiver would (A) reduce the aggregate amount of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount as compared to the fees and original issue discount contemplated by the Debt Commitment Letter on the Agreement Date unless the amount of the Debt Financing or Equity Financing is increased by a corresponding amount) such that Parent or Merger Sub, as applicable, would not have sufficiently available funds necessary to pay the Required Amounts on the Closing Date; (B) impose new or additional conditions precedent to the availability of the Debt Financing or expand or amend or modify any of the existing conditions precedent to the Debt Financing, in each case, in a manner that would reasonably be expected to materially delay or prevent the Closing; or (C) otherwise reasonably be expected to materially delay or prevent the Closing (any such termination, amendment, supplement, modification or waiver described in the foregoing clauses (A) through (C), collectively, the “Prohibited Financing Modifications”).  Notwithstanding the foregoing, any amendment, supplement or modification to add or replace lenders, lead arrangers, bookrunners, syndication agents or other similar entities (or titles with respect to such entities) thereto shall be permitted and shall not require written consent of the Company.  Parent shall promptly deliver to the Company copies of any written amendment, modification, supplement, consent or waiver to or under the Debt Commitment Letter promptly upon execution thereof.

(c)          Parent shall, upon Company’s reasonable written request, keep the Company informed on a reasonably prompt basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and, upon Company’s reasonable request, provide, to the extent available, to the Company complete, correct and executed copies of the material definitive documents for the Debt Financing.  Parent and Merger Sub shall give the Company prompt written notice (i) of any material breach, default, termination, cancellation or repudiation by any party to the Debt Commitment Letter of which Parent or Merger Sub becomes aware; (ii) of the receipt by Parent or Merger Sub of any written notice or other written communication from any Financing Source with respect to any actual or alleged (in writing) material breach, default, termination, cancellation or repudiation by any party to the Debt Commitment Letter of any provisions of the Debt Commitment Letter that would reasonably be expected to result in a reduction of the aggregate amount of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount as compared to the fees and original issue discount contemplated by the Debt Commitment Letter on the Agreement Date unless the amount of the Debt Financing or Equity Financing is increased by a corresponding amount) such that Parent or Merger Sub, as applicable, would not have sufficiently available funds necessary to pay the Required Amounts on the Closing Date or impose new or additional conditions precedent to the availability of the Debt Financing or expand or amend or modify any of the existing conditions precedent to the Debt Financing, in each case, in a manner that would reasonably be expected to materially delay or prevent the Closing; and (iii) of the occurrence of an event or development that would reasonably be expected to result in a reduction of the aggregate amount of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount as compared to the fees and original issue discount contemplated by the Debt Commitment Letter on the Agreement Date unless the amount of the Debt Financing or Equity Financing is increased by a corresponding amount) such that Parent or Merger Sub, as applicable, would not have sufficiently available funds necessary to pay the Required Amounts on the Closing Date or impose new or additional conditions precedent to the availability of the Debt Financing or expand or amend or modify any of the existing conditions precedent to the Debt Financing, in each case, in a manner that would reasonably be expected to materially delay or prevent the Closing.  Additionally, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in the immediately preceding sentence, subject to applicable legal privilege or confidentiality obligations.

(d)          If, notwithstanding the use of reasonable best efforts by Parent and Merger Sub, as applicable, under Section 6.4(a), all or any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letter and such portion is necessary to fund the Required Amounts on the Closing Date (after taking into account any available Equity Financing, other committed financing or other sources of cash then available), Parent shall promptly notify the Company in writing and Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain, prior to the Termination Date, alternative debt financing from the same or alternative sources in an amount sufficient, together with the remaining available Financing and cash or cash equivalents held by Parent, Merger Sub and the Company and its Subsidiaries, to fund the Required Amount on the Closing Date and with terms and conditions not less favorable to Parent and Merger Sub (or their respective Affiliates) in the aggregate than the terms and conditions set forth in the Debt Commitment Letter (“Alternative Debt Financing”).  Parent shall deliver to the Company true and complete copies of any commitment letters (including related fee letters) with respect to any Alternative Debt Financing (which fee letters may be redacted in a fashion consistent with the Redacted Fee Letter).

(e)          For purposes of this Agreement, references to (x) the “Financing” shall include the financing contemplated by the Financing Letters as permitted to be amended, modified, supplemented, waived or replaced by this Section 6.4 and any Alternative Debt Financing; (y) the “Debt Commitment Letter” shall include such documents as permitted to be amended, modified, supplemented, waived or replaced by this Section 6.4 and any commitment letter or other binding documentation with respect to any Alternative Debt Financing; and (z) “Debt Financing” shall include the debt financing contemplated by the Debt Commitment Letter as permitted to be amended, modified, supplemented, waived or replaced by this Section 6.4 and any Alternative Debt Financing.

(f)          For the avoidance of doubt, compliance by Parent and Merger Sub with this Section 6.4 shall not relieve Parent or Merger Sub of their obligations to consummate the Transactions whether or not the Financing is available.

6.5          Cooperation With Debt Financing.

(a)          Prior to the Closing Date, the Company shall, and shall cause its Subsidiaries to and instruct its and their respective Representatives to, use reasonable best efforts to provide to Parent and Merger Sub, in each case at Parent’s sole cost and expense but subject to the Reimbursement Obligations, such customary cooperation as is reasonably requested by Parent in connection with the arrangement of the Debt Financing, including:

(i)          causing senior management of the Company, with appropriate seniority and expertise, to assist in preparation for and participate in a reasonable number of investor and lender meetings (including a reasonable and limited number of one-on-one meetings and calls that are requested in advance with or by the parties acting as lead arrangers or agents for, and prospective lenders of, the Debt Financing), presentations and due diligence sessions (including accounting due diligence sessions) in connection with the Debt Financing at reasonable times and locations mutually agreed (such agreement not to be unreasonably withheld, conditioned or delayed);

(ii)          providing assistance with the preparation by Parent and the Financing Sources of offering documents, private placement memoranda, prospectuses, bank information memoranda, syndication memoranda, lender and investor presentations and other customary marketing documents required in connection with the Debt Financing;

(iii)          cooperating reasonably with the Financing Sources’ due diligence, to the extent customary and reasonably requested;

(iv)          furnishing, or causing to be furnished to Parent, any financial or other pertinent information reasonably requested by Parent in connection with Parent’s preparation of the pro forma financial statements of the Company and its Subsidiaries required by the condition precedent set forth in paragraph 4 on Exhibit C of the Debt Commitment Letter (as in effect as of the Agreement Date) and such other financial and other pertinent information as may be reasonably requested by the Financing Sources to be included in any bank information memoranda, offering documents, private placement memoranda, offering memoranda prospectuses or other customary marketing materials, including by providing such financial and other pertinent information regarding the Company and its Subsidiaries and their respective businesses; provided that neither the Company nor any of its Subsidiaries or Representatives shall be required to prepare such pro forma financial statements or to provide any information or assistance relating to (A) the proposed debt and equity capitalization that is required for such pro forma financial information or assumed interest rates and fees and expenses relating to such debt and equity capitalization; (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing; or (C) any information related to Parent or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Company;

(v)          (A) assisting in the preparation, execution and delivery of definitive financing documents, including any credit agreement, notes, guarantee and collateral documents, pledge and security documents, customary closing certificates and documents and back-up therefor and for legal opinions in connection with the Debt Financing (including executing and delivering a solvency certificate from the chief financial officer or treasurer (or other comparable officer) of the Company (in the form attached as Annex I attached to Exhibit C to the Debt Commitment Letter or otherwise in a form acceptable to Parent)) and other customary documents as may reasonably be requested by Parent or the Financing Sources (including, in each case, any disclosure schedules thereto); (B) facilitating the pledge of, grant of security interests in and obtain perfection of any liens on collateral in connection with the Debt Financing; and (C) obtaining any customary evidence of insurance required in connection with the Debt Financing; provided that (I) none of the documents or certificates shall be executed and/or delivered except in connection with the Closing; (II) the effectiveness thereof shall be conditioned upon, or become operative as of or after, the occurrence of the Closing; and (III) no liability shall be imposed on the Company or any of its Subsidiaries or any of their respective officers or employees involved prior to the Closing Date who are not continuing in such position after the Closing Date;

(vi)          providing all documentation and other information about the Company and its Subsidiaries as is reasonably requested under applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into Law on October 26, 2001, as amended from time to time) and the Customer Due Diligence Requirements for Financial Institutions issued by the U.S. Department of Treasury Financial Crimes Enforcement Network under the Bank Secrecy Act (such rule published May 11, 2016 and effective May 11, 2018, as amended from time to time) and providing a certification regarding beneficial ownership required by 31 C.F.R. § 1010.230, in each case, at least four (4) Business Days prior to the Closing Date to the extent requested in writing at least nine (9) Business Days prior to the Closing Date;

(vii)          giving any necessary notices, to allow for the payoff, discharge and termination in full at the Closing of all Indebtedness required to be repaid at the Closing and release of all Liens and guarantee obligations in connection therewith and cooperating in the replacement, backstop or cash collateralization of any outstanding letters of credit issued for the account of the Company or any of its Subsidiaries;

(viii)          cooperating with Parent and Parent’s efforts to obtain consents, landlord waivers and estoppels, non-disturbance agreements, non-invasive environmental assessments, surveys and title insurance (including providing reasonable access to Parent and its representatives to all owned or leased real property) as reasonably requested by Parent;

(ix)          taking all corporate, limited liability company, partnership or other similar actions reasonably requested by Parent or any Financing Sources to permit the consummation of the Debt Financing; provided that no such actions shall be required to be effective prior to the Closing; and

(x)          cooperating in satisfying the conditions precedent to the funding of the Debt Financing set forth in the Debt Commitment Letter or any definitive documentation relating the Debt Financing to the extent such condition requires the cooperation of, or is within the control of, the Company;

provided that:

(A)          in no event shall the Company or any of its Subsidiaries be required to provide any such cooperation to the extent it interferes unreasonably with the ongoing operations of the Company and its Subsidiaries;

(B)          no obligation of the Company or any of its Subsidiaries or any of their respective Representatives on account of the Debt Financing shall be effective until the Closing Date;

(C)          in no event shall the Company or any of its Subsidiaries be required to pay any commitment or other fee or incur any cost, expense or liability in connection with the Financing prior to the Closing Date (in each case, except to the extent the Company is entitled to receive reimbursement or indemnification therefor pursuant to the last paragraph in this Section 6.5(a)), or enter into any definitive agreement, in connection with the Financing that is effective, prior to the Closing Date;

(D)          nothing in this Section 6.5 shall require any action that would conflict with or violate any applicable Laws or result in, prior to the Closing Date, the material contravention of any note, bond, mortgage, indenture, contract, agreement, lease, license, Permit, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their properties is bound or affected on the Agreement Date;

(E)          neither the Company or its Subsidiaries nor any Persons who is a director, officer or employee of the Company or its Subsidiaries shall be required to (x) pass resolutions or consents or (y) authorize, approve, execute or deliver any document or Contract prior to the occurrence of the Closing in connection with the Debt Financing, except, in each case, for the execution and delivery of such documents and Contracts that is conditioned upon, and not effective until, the consummation of the Closing (and which execution and delivery shall be authorized and approved exclusively by the post-Closing directors, managers or members of the applicable governing body of such Person);

(F)          none of the Company or its Subsidiaries or any of their respective Representatives shall be required to disclose or provide any information in connection with the Financing, the disclosure of which is subject to attorney-client privilege or could reasonably result in the disclosure of any trade secrets or competitively sensitive information not otherwise required to be provided under this Agreement;

(G)          none of the Company or any of its Subsidiaries or any of their respective Representatives shall be required to prepare or deliver any pro forma financial information or projections (without waiver of the obligations of the Company set forth in clause (v) of this Section 6.5(a));

(H)          none of the Company or its Subsidiaries or any of their respective Representatives shall be required to deliver any legal opinion in connection with the Debt Financing;

(I)          none of the Company or its Subsidiaries or any of their respective Representatives shall be required to take any action that would cause the Company or any of its Subsidiaries to breach any representation, warranty, covenant or agreement in this Agreement; and

(J)          none of the Company or its Subsidiaries or any of their respective Representatives shall be required to take any action that would reasonably be expected to cause any director, officer, manager or employee or stockholder of the Company or any of its Subsidiaries to incur personal liability.

Parent shall, in the event the Closing shall not occur, (x) promptly following receipt of a written request therefor, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including (A) reasonable and documented attorneys’ fees and (B) reasonable and documented fees and expenses of the Company’s accounting firms engaged to assist in connection with the Financing, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters) incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with the cooperation of the Company and its Subsidiaries and Representatives contemplated by this Section 6.5(a) (it being understood that the reimbursement set forth in this paragraph shall not apply to, and the Company and its Subsidiaries shall be solely responsible for, (I) any fees payable to existing legal, financial or other advisors of the Company and its Subsidiaries with respect to services provided prior to the Agreement Date; (II) any ordinary course amounts payable to existing employees of or consultants to the Company, its Subsidiaries or any of their Affiliates with respect to services provided prior to the Closing; and (III) costs and expenses that would have been incurred by the Company or its Subsidiaries, as applicable, in connection with the Transactions notwithstanding the obligations under this Section 6.5(a), including, for the avoidance of doubt, the cost of any financial audits with respect to the periods ending on or prior to December 31, 2021) and (y) indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing (including the performance of their respective obligations under this Section 6.5) and any information used in connection therewith, in each case other than to the extent any of the foregoing was suffered or incurred as a result of (A) the fraud, bad faith, gross negligence or willful misconduct of, or a material breach of this Agreement by, the Company, any of its Subsidiaries or any of their respective Representatives or (B) information provided by or behalf of the Company, any of its Subsidiaries or any of their respective Representatives (collectively, with the Paying Agent Fees, the “Reimbursement Obligations”).

(b)          The Company hereby consents to the use of its logos solely in connection with the Financing; provided that Parent and Merger Sub shall ensure that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any its Subsidiaries or the Company’s or any of its Subsidiaries’ reputation or goodwill.

(c)          Parent and Merger Sub acknowledge and agree that the obtaining of the Financing, or any Alternative Debt Financing, is not a condition to Closing.

6.6          Tax Ruling.

(a)          As soon as practicable after the Agreement Date, the Company shall instruct its Israeli counsels, advisors and/or accountants to prepare and file with the ITA an application for a ruling (which shall be approved by Parent prior to its submission) confirming that (a) the cancellation of, and the consideration paid with respect to, the Section 102 Securities in accordance with Section 2.8 will not result in a violation of the requirements under Section 102 of the ITO or in the requirement for any immediate Israeli Tax payment (or withholding by Parent or the Surviving Company), and that the statutory holding period applied with respect to Section 102 Securities will not recommence as a result of the Merger; (b) the deposit of the respective consideration with the Section 102 Trustee shall not be subject to any withholding obligation; and (c) provide withholding guidelines to the Section 102 Trustee, including with respect to relocating employees (if any) (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Section 102 Tax Ruling”).  The Company shall include in the request for the Section 102 Tax Ruling request to exempt Parent, the Surviving Company and their respective agents from any withholding obligation in relation to any payments made with respect to any Section 102 Securities.  If the Section 102 Tax Ruling is not granted prior to the Closing the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Parent, the Surviving Company and any Person acting on their behalf  shall be exempt from Israeli withholding Tax in relation to any payments made under this Agreement with respect to any Section 102 Securities and Section 3(i) Options to the Section 102 Trustee (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Interim Section 102 Tax Ruling”).  To the extent that an Interim Section 102 Tax Ruling, rather than an Section 102 Tax Ruling, shall have been obtained prior to the Closing, then all references in this Agreement to the Section 102 Tax Ruling shall be deemed to refer to such Interim Section 102 Tax Ruling, until such time that a final definitive Section 102 Tax Ruling is obtained.  The Company shall use all efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the Section 102 Tax Ruling as promptly as practicable; provided that if neither the Section 102 Tax Ruling nor the Interim Section 102 Tax Ruling is obtained for any reason whatsoever by the Closing Date, the Closing shall not be delayed or postponed.

(b)          As soon as practicable following the date of this Agreement but in no event later than ten (10) Business Days after the date hereof, the Company shall instruct its Israeli counsels, advisors and/or accountants to prepare and file with the ITA an application for a ruling (which shall be approved by Parent prior to its submission and which approval shall not be unreasonably withheld, conditioned or delayed) that (i) with respect to holders of Company Ordinary Shares, Company Options or Company Restricted Stock Unit Awards (other than Section 102 Securities) that are non-Israeli residents (as defined in the ITO or as will be determined by the ITA), (A) exempting Parent, the Payment Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement or clarifying that no such obligation exists, or (B) clearly instructing Parent, the Payment Agent, the Surviving Company and their respective agents on how such withholding is to be executed, the rate or rates of withholding to be applied and how to identify and determine any such non-Israeli residents; and (ii) with respect to holders of Company Ordinary Shares, Company Options or Company Restricted Stock Unit Awards (other than Section 102 Securities) that are Israeli residents (as defined in the ITO or as will be determined by the ITA) (x) exempting Parent, the Payment Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement or clarifying that no such obligation exists, or (y) clearly instructing Parent, the Payment Agent, the Surviving Company and their respective agents on how such withholding is to be executed, and the rate of withholding to be applied (the “Withholding Tax Ruling”).

(c)          The Company will inform Parent in advance of any meeting or other discussion with the ITA with respect to the Withholding Tax Ruling, Section 102 Tax Ruling or the Interim Section 102 Tax Ruling and allow Parent’s counsel to attend such meeting or other discussion and participate in such discussions.  Should Parent’s counsel not attend any such meeting or discussion with the ITA, the counsel of the Company shall provide Parent’s counsel with an update of such meeting or discussion within one (1) Business Day of such meeting or discussion.  Subject to the terms and conditions hereof, the Company and Parent shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Withholding Tax Ruling, Section 102 Tax Ruling or the Interim Section 102 Tax Ruling, as promptly as practicable.

6.7          Anti-Takeover Laws.  Each of Parent and the Company and the Company Board (and any committee empowered to take such action, if applicable) will (a) take all actions within their power to ensure that no Takeover Statute is or becomes applicable to this Agreement, the Voting and Support Agreements or the Transactions and (b) if any Takeover Statute becomes applicable to this Agreement, the Voting and Support Agreements or the Transactions, take all action within their power to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger.

6.8          Access.  At all times during the Interim Period, the Company will use commercially reasonable efforts to afford Parent and its Representatives reasonable access during normal business hours, upon reasonable advance notice, to the properties, books and records and personnel of the Company Group, except that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law (including COVID-19 Measures) requires the Company to restrict or otherwise prohibit access to such documents or information; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) access to a Contract to which any Company Group Member is a party or otherwise bound would violate or cause a material default pursuant to, or give a third Person the right to terminate or accelerate the rights pursuant to, such Contract; (d) access would result in the disclosure of any trade secrets of third Persons; (e) access would, in light of COVID-19 or COVID-19 Measures, jeopardize the health and safety of any officer or employee of the Company Group; or (f) relates to the activities of the Company pursuant to Section 5.3(a), except to the extent required to be provided pursuant to Section 5.3(f); provided that, other than with respect to clause (f), the Company shall give notice to Parent of the fact that it is withholding such information or documents and thereafter the Company shall reasonably cooperate with Parent to allow the disclosure of such information (or as much of it as possible) in a manner that would not violate any of clauses (a) through (e).  Nothing in this Section 6.8 will be construed to require the Company Group or any of its Representatives to prepare any reports, analyses, appraisals or opinions that places an undue burden on the personnel of the Company Group.  Without limiting the generality of the foregoing, from the Agreement Date until the Effective Time, any investigation conducted pursuant to the access contemplated by this Section 6.8 will be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company Group (including the activities of the Company pursuant to Section 5.3).  Any access to the properties of the Company Group will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to perform invasive testing.  The terms and conditions of the Confidentiality Agreement will apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 6.8.

6.9          Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a)          From and after the Effective Time, the Surviving Company and Parent shall, to the fullest extent permitted by applicable Laws indemnify and hold harmless each present and former director, officer or employee of the Company or any of its Subsidiaries and each Person who is on the Agreement Date, was previously, or during the period from the Agreement Date through the Effective Time will be serving as or served as a present or former director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of or for the benefit of any Company Group Member (collectively, the “Covered Persons”) in connection with any D&O Claim against any losses, claims, damages, liabilities, judgments, fines, penalties, amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) and out-of-pocket attorneys’ fees and all other out-of-pocket costs relating to or resulting from such D&O Claim; provided, however, that no Covered Person shall compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any D&O Claim for which indemnification is being sought under this Section 6.9(a) unless Parent has consent thereto in writing (which consent will not be unreasonably withheld, condition or delayed), and Parent and the Surviving Company shall not have any liability for any such compromise, settlement or arrangement effected without Parent’s prior written consent.  In addition, from and after the Effective Time, each of the Surviving Company and Parent shall advance costs and expenses (including attorneys’ fees) as incurred by any Covered Person in connection with any D&O Claim promptly (and in any event within ten (10) days) after receipt by Parent of a written request for such advance to the fullest extent permitted under applicable Law; provided that the Person to whom expenses are advanced provides a written undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification.  Any Covered Person wishing to claim indemnification under this Section 6.9, upon learning of any claim, action or proceeding in respect of which such indemnification will be sought, shall notify Parent thereof in writing; provided that the failure to so notify the Surviving Company shall not affect the indemnification obligations of the Surviving Company or Parent under this Section 6.9(a), except to the extent such failure to notify materially prejudices the Surviving Company or Parent.  In the event of any such D&O Claim, Parent and the Surviving Company shall cooperate with the Covered Person in the defense of any such D&O Claim.  All rights to the indemnification and advancement conferred hereunder shall continue as to a Person who ceased to be a director, officer or employee of the Company or any of its Subsidiaries after the Agreement Date.

(b)          For not less than seven (7) years from and after the Effective Time, the Articles of the Surviving Company shall contain provisions no less favorable with respect to exculpation, limitations on liability of Covered Persons, indemnification of and advancement of expenses to Covered Persons than are set forth as of the Agreement Date in the Articles.  Notwithstanding anything herein to the contrary, if any D&O Claim (whether arising before, at or after the Effective Time) is made against such persons with respect to matters subject to indemnification hereunder on or prior to the seventh (7th) anniversary of the Effective Time and the Covered Person has provided Parent with written notice of such D&O Claim on or prior to the seventh (7th) anniversary of the Effective Time, then the provisions of this Section 6.9 shall continue in effect until the final disposition of such D&O Claim.  Following the Effective Time, the indemnification Contracts, if any, in existence on the Agreement Date with any of the Covered Persons shall be assumed by the Surviving Company, without any further action, and shall continue in full force and effect in accordance with their terms.

(c)          Prior to the Effective Time, Parent shall purchase (and pay in full the aggregate premium for) a seven (7)-year prepaid “tail” insurance policy (which policy by its express terms shall survive the Merger) of at least the same coverage and amounts and containing terms and conditions that are no less favorable to the covered individuals as the Company Group’s existing directors’ and officers’ insurance policy or policies with a claims period of seven (7) years from the Effective Time for D&O Claims arising from facts, acts, events or omissions that occurred on or prior to the Effective Time; provided that the premium for such tail policy shall not exceed three hundred percent (300%) of the aggregate annual amounts currently paid by the Company Group for such insurance (such amount being the “Maximum Premium”).  If Parent fails to obtain such tail policy prior to the Effective Time, the Company or the Surviving Company shall obtain such a tail policy; provided, however, that the premium for such tail policy shall not exceed the Maximum Premium; provided, further, that if such tail policy cannot be obtained or can be obtained only by paying aggregate annual premiums in excess of the Maximum Premium, Parent, the Company or the Surviving Company shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Maximum Premium.  Parent and the Surviving Company shall cause any such policy (whether obtained by Parent, the Company or the Surviving Company) to be maintained in full force and effect, for its full term, and Parent shall cause the Surviving Company to honor all its obligations thereunder.

(d)          In the event that Parent or the Surviving Company (i) consolidates with or merges into any other Person and shall not be the continuing or Surviving Company or entity of such consolidation or merger or (ii) sells all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or Surviving Company or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 6.9.

(e)          The obligations under this Section 6.9 shall not be terminated or modified in any manner that is adverse to any Covered Persons (and their respective successors and assigns), it being expressly agreed that each Covered Person (including their respective successors and assigns) shall be a third-party beneficiary of this Section 6.9(e).  In the event of any breach by the Surviving Company or Parent of this Section 6.9(e), the Surviving Company shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by Covered Persons in enforcing the indemnity and other obligations provided in this Section 6.9(e) as such fees are incurred, upon the written request of such Covered Person.

6.10          Employee Matters.

(a)          For a period commencing at the Effective Time and ending on the one (1) year anniversary of the Effective Time (or, if sooner, on the date of termination of employment of the relevant Continuing Employee), Parent shall cause the Surviving Company to provide to each Continuing Employee, (i) base salary and base wages, short-term cash incentive compensation opportunities, and commission opportunities, in each case, on a basis no less favorable than that in effect immediately prior to the Effective Time and (ii) employee benefits (excluding equity or equity-based, defined benefit pension, severance, nonqualified deferred compensation and retiree or post-termination welfare benefits or compensation) that are substantially comparable in the aggregate to the employee benefits (excluding equity or equity-based, defined benefit pension, severance, nonqualified deferred compensation and retiree or post-termination welfare benefits or compensation) provided to such Continuing Employees immediately prior to the Effective Time under the Employee Benefit Plans listed on Section 3.16(a) of the Company Disclosure Letter (or as are required under applicable Law).

(b)          To the extent that service is relevant under any employee benefit plan, program, or policy of Parent or Subsidiary of Parent and/or the Surviving Company (including, following the Closing, any Employee Benefit Plan) in which Continuing Employees participate following the Effective Time (each, a “Parent Plan”), then Parent shall cause such Parent Plan to, for purposes of eligibility to participate, future vacation benefit accrual, and vesting (other than with respect to future equity awards), credit Continuing Employees for their years of service prior to the Effective Time with the Company Group or their respective predecessors; provided that, for the avoidance of doubt, the foregoing shall not apply with respect to benefit accrual under any defined benefit plan, and no credit for any service will be required that would result in duplication of benefits and such credit shall only be given to the same extent that such service was recognized prior to the Effective Time under the corresponding Employee Benefit Plan of a Company Group Member.  Nothing in this Section 6.10 or elsewhere in this Agreement shall be construed to create a right in any Person to employment, engagement or service or any right to continued employment, engagement or service with Parent, the Surviving Company or any other Affiliate of the Surviving Company and, except as required by applicable Law or any Employee Benefit Plan or Contract in effect as of the Agreement Date, the employment of each Continuing Employee shall be “at will” employment.

(c)          With respect to any Parent Plan that is a group health plan, in the plan year in which the Effective Time occurs, Parent shall, and shall cause the Surviving Company and any of its Subsidiaries to use commercially reasonable efforts to (i) cause there to be waived any eligibility requirements or pre-existing condition limitations or waiting period requirements under any such Parent Plan to the same extent waived or satisfied under any corresponding Employee Benefit Plan of a Company Group Member in which such Continuing Employee participated immediately prior to the Effective Time and (ii) give effect, in determining any deductible, co-insurance and maximum out-of-pocket limitations under such Parent Plan in the plan year in which the Effective Time occurs, to amounts paid by such Continuing Employees during the portion of the plan year prior to the Effective Time and credited under the Employee Benefit Plans providing group health benefits maintained by a Company Group Member.

(d)          The provisions of this Section 6.10 are solely for the benefit of the Parties, and no provision of this Section 6.10 is intended to, or shall, constitute the establishment or adoption of or an amendment to any Employee Benefit Plan for purposes of ERISA or otherwise, and no current or former employee or any other individual associated therewith or any other Person (other than the Parties) shall be regarded for any purpose as a third-party beneficiary of this Agreement or have the right to enforce the provisions hereof.  Nothing in this Section 6.10 shall prohibit or limit the ability of Parent or any of its Affiliates (including, following the Closing, the Surviving Company and its Subsidiaries) to amend, modify or terminate any benefit or compensation plan, program, policy, agreement, arrangement or contract at any time assumed, established, sponsored or maintained by any of them.

(e)          Notwithstanding anything in this Agreement to the contrary, the terms and conditions of employment for any employees covered or bound by a CBA or any similar collective labor agreement or arrangement mandated by a Governmental Authority or by applicable Law shall be governed by the applicable CBA or similar arrangement until the expiration, modification, or termination of such CBA or similar arrangement or arrangement in accordance with its terms or applicable Law.

6.11          Obligations of Merger Sub.  Parent will take all action necessary to cause Merger Sub and the Surviving Company to perform their respective obligations pursuant to this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement.  Parent and Merger Sub will be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

6.12          Public Statements and Disclosure.  The initial press release concerning this Agreement and the Merger of the Company, on the one hand, and Parent and Merger Sub, on the other hand, will be a joint press release reasonably acceptable to Parent and the Company.  At all times during the Interim Period, the Company (other than with respect to the portion of any communication relating to a Company Board Recommendation Change), on the one hand, and Parent and Merger Sub, on the other hand, will use their respective reasonable best efforts to consult with the other Parties before (a) participating in any media interviews; (b) engaging in any meetings or calls with analysts, institutional investors or other similar Persons; or (c) providing any statements that are public or are reasonably likely to become public, in any such case to the extent relating to the Transactions, except that (x) Parent and the Company will not be obligated to engage in such consultation with respect to communications that are (i) required by applicable Law, regulation or stock exchange rule or listing agreement; (ii) principally directed to employees, suppliers, customers, partners or vendors so long as such communications are consistent with the previous press releases, public disclosures or public statements made jointly by the Parties (or individually if approved by the other Party); or (iii) solely to the extent related to a Superior Proposal or Company Board Recommendation Change and (y) Parent will not be obligated to engage in such consultation with respect to communications that are disclosures or communications by Parent, Merger Sub and their Affiliates to existing or prospective general or limited partners, equity holders, members, managers and investors of such Person or any Affiliates of such Person, in each case who are subject to customary confidentiality restrictions.

6.13          Transaction Litigation.  At all times during the Interim Period, each of Parent and the Company will provide the other with prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) of which it has received written notice and keep the other reasonably informed with respect to the status thereof.  Each Party will (a) give the other the opportunity to participate (at the other’s expense), but not control, in the defense, settlement or prosecution of any Transaction Litigation and (b) consult with the other with respect to the defense, settlement and prosecution of any Transaction Litigation.  The Company may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Parent has consented thereto in writing (which consent shall not be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.13, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not undermined), and Parent may offer comments or suggestions with respect to such Transaction Litigation but will not be afforded any decision-making power or other authority over such Transaction Litigation except for the settlement or compromise consent set forth above.

6.14          Stock Exchange Delisting; Deregistration.  At all times during the Interim Period, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of the NYSE to cause (a) the delisting of the Company Ordinary Shares from the NYSE as promptly as practicable after the Effective Time and (b) the deregistration of the Company Ordinary Shares pursuant to the Exchange Act as promptly as practicable after such delisting.

6.15          Additional Agreements.  If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Merger Sub, then the proper officers and directors of each Party will use their reasonable best efforts to take such action.

6.16          Parent Vote.  Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, will execute and deliver to Merger Sub and the Company a written consent approving the Merger in accordance with the applicable Laws of its jurisdiction of organization.

6.17          No Control of the Other Party’s Business.  The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

6.18          No Employment Discussions.  Except as approved by the Company Board, at all times after the Agreement Date, Parent and Merger Sub will not, and will not permit any of their Subsidiaries or controlled Affiliates to authorize, make or enter into, or commit or agree to enter into, any arrangements, agreements or other understandings with any executive officer of the Company (a) regarding any continuing employment or consulting relationship with the Surviving Company from and after the Effective Time; or (b) pursuant to which any such individual would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s Company Ordinary Shares; or (c) pursuant to which such individual would agree to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

6.19          Merger Proposal; Certificate of Merger.

(a)          Subject to the ICL and the regulations promulgated thereunder, as soon as reasonably practicable following the Agreement Date, the Company and Merger Sub shall (and Parent shall cause Merger Sub to), as applicable, take the following actions within the timeframes set forth in this Section 6.19(a); provided, however, that any such actions or the time frame for taking such action shall be subject to any amendment in the applicable provisions of the ICL and the regulations promulgated thereunder (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 6.19(a) accordingly): (i) as promptly as practicable following the Agreement Date, cause a merger proposal (in the Hebrew language) in a form reasonably acceptable to the parties hereto (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL; (ii) deliver the Merger Proposal to the Companies Registrar within three (3) days from the calling of the Company Shareholders’ Meeting; (iii) cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar; (iv) (A) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered office or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (x) two (2) daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar and (y) in a popular newspaper outside of Israel as may be required by applicable Law, within three (3) Business Days from the date of submitting the Merger Proposal to the Companies Registrar; (B) within four (4) business days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (A); and (C) send to the Company’s “employees committee” (Va’ad Ovdim), if any, or display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (A) of this Section 6.19(a)(iv)), no later than three (3) business days following the day on which the Merger Proposal was submitted to the Companies Registrar; (v) promptly after the Company and Merger Sub, as applicable, shall have complied with the preceding clauses (iii) and (iv) of this Section 6.19(a), but in any event no more than three (3) days following the date on which such notice was sent to the creditors, inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL (and regulations promulgated thereunder); (vi) not later than three (3) days after the date on which the Requisite Shareholder Approval is received, inform (in accordance with Section 317(b) of ICL and the regulations thereunder) the Companies Registrar of such approval; and (vii) in accordance with the customary practice of the Companies Registrar, request that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date, that in no event shall be prior to the lapse of fifty (50) days from the filing of the Merger Proposal with the Companies Registrar and thirty (30) days from the date that each of the Requisite Shareholder Approval and the approval of the Merger by the shareholders of the Merger Sub is received, as the Company and Merger Sub shall advise the Companies Registrar.  For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date. For purposes of this Section 6.19(a), “business day” shall have the meaning set forth in the Merger Regulations 5760-2000 promulgated under the ICL.

(b)          Concurrently with the execution of this Agreement, the sole shareholder of Merger Sub has approved this Agreement and the Transactions.  No later than three (3) days after the date of such approval, Merger Sub shall (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approval.

6.20          Marketable Securities.  At the reasonable request of Parent, the Company and its Subsidiaries shall use commercially reasonable efforts to sell any marketable securities (including notes, bonds or other similar securities) then owned by the Company and its Subsidiaries reasonably proximate to the Closing Date so as to permit the net proceeds of such sale to be used by or at the direction of Parent as a potential partial source for the payments contemplated by this Agreement, including the payment of expenses in connection with the Transactions or payments in respect of Company Equity Awards under Article II.

6.21          Resignations.  The Company shall use reasonable best efforts to cause to be delivered to Parent resignations executed by each director of the Company in office as of immediately prior to the Effective Time, effective upon the Effective Time.

6.22          Tax Matters.  Parent and its Affiliates (including the Company) shall not make or cause to be made an election under Sections 338 or 336 of the Code or any similar provision of state, local, or non-U.S. Law in connection with the Transactions with respect to the Company or any Subsidiaries of the Company.

ARTICLE VII
CONDITIONS TO THE MERGER

7.1          Conditions to Each Party’s Obligations to Effect the Merger.  The respective obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable Law) prior to the Effective Time of each of the following conditions:

(a)          Requisite Shareholder Approval.  The Company shall have received the Requisite Shareholder Approval at the Company Shareholders Meeting.

(b)          HSR Act and Other Antitrust Laws.  The applicable waiting period under the HSR Act shall have expired or been terminated and any other approvals, clearances or expirations of waiting periods under the foreign investment laws of the jurisdictions listed in Section 3.3(b) of the Company Disclosure Letter shall have been obtained or deemed obtained as a result of the expiry of applicable waiting periods, and any agreement entered into by Parent with the applicable Governmental Authority not to consummate the Transactions or to delay the Closing shall have expired or otherwise been terminated.

(c)          No Prohibitive Laws or Injunctions.  No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger will be in effect, nor will any action have been taken by any Governmental Authority of competent jurisdiction, and no statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Merger, that in each case prohibits, makes illegal, or enjoins the consummation of the Merger.

(d)          Israeli Statutory Waiting Periods.  Fifty (50) days shall have elapsed after the day of the filing of the Merger Proposal with the Companies Registrar and thirty (30) days shall have elapsed after the day of approval of the Merger by the shareholders of each of the Company and Merger Sub.

7.2          Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger will be subject to the satisfaction or waiver (where permissible pursuant to applicable Law) prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:

(a)          Representations and Warranties.

(i)          Other than the representations and warranties listed in clauses (ii), (iii) and (iv) in this Section 7.2(a), the representations and warranties of the Company set forth in Article III will be true and correct (without giving effect to any materiality, Company Material Adverse Effect or similar qualifications set forth therein) as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for such failures to be true and correct that would not, individually or in the aggregate, have a Company Material Adverse Effect;

(ii)          the representations and warranties set forth in Section 3.1, Section 3.2, clause (i) of Section 3.3(a), Section 3.4, Section 3.5(e) and Section 3.24 that (A) are not qualified by Company Material Adverse Effect or other materiality qualifications will be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all material respects as of such earlier date); and (B) that are qualified by Company Material Adverse Effect or other materiality qualifications will be true and correct in all respects (without disregarding such Company Material Adverse Effect or other materiality qualifications) as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all respects as of such earlier date);

(iii)          the representations and warranties set forth in clause (i) of Section 3.10 will be true and correct in all respects of the Closing Date; and

(iv)          the representations and warranties set forth in Section 3.5(a), Section 3.5(b), Section 3.5(c) and Section 3.5(d) will be true and correct in all but de minimis respects as of the Closing Date (in each case (A) without giving effect to any Company Material Adverse Effect or other materiality qualifications and (B) except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date).

(b)          Performance of Obligations of the Company.  The Company shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it at or prior to the applicable date.

(c)          Company Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

(d)          Officer’s Certificate.  Parent and Merger Sub will have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

7.3          Conditions to the Company’s Obligations to Effect the Merger.  The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable Law) prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company:

(a)          Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in this Agreement will be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except for (i) any failure to be so true and correct that would not, individually or in the aggregate, prohibit, prevent or materially delay the consummation of the Merger or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement and (ii) those representations and warranties that address matters only as of a particular date, which representations will have been true and correct as of such particular date, except for any failure to be so true and correct that would not, individually or in the aggregate, prohibit, prevent or materially delay the consummation of the Merger or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

(b)          Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub will have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by Parent and Merger Sub at or prior to the Closing.

(c)          Officer’s Certificate.  The Company will have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER

8.1          Termination.  This Agreement may be validly terminated, and the Transactions may be abandoned, at any time prior to the Effective Time only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a)          at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Shareholder Approval) by mutual written agreement of Parent and the Company;

(b)          by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Shareholder Approval) if (i) any permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger is in effect, or any action has been taken by any Governmental Authority of competent jurisdiction, that, in each case, prohibits, makes illegal or enjoins the consummation of the Merger and has become final and non-appealable or (ii) any statute, rule, or regulation has been enacted, entered, enforced or deemed applicable to the Merger that prohibits, makes illegal or enjoins the consummation of the Merger; provided that the right to terminate this Agreement pursuant to clause (i) of this Section 8.1(b) will not be available to any Party that has failed to use its reasonable best efforts to resist, appeal, obtain consent pursuant to, resolve or lift, as applicable, such injunction, action, statute, rule, regulation or order in accordance with Sections 6.1 and 6.2; provided, further, that neither Parent nor the Company may terminate this Agreement pursuant to clause (i) of this Section 8.1(b) unless it is in material compliance with its obligations under Sections 6.1 and 6.2;

(c)          by either Parent or the Company, at any time on or after 11:59 p.m., Eastern Time, on October 5, 2022 (the “Termination Date”); provided, however, that, if all of the conditions to Closing, other than the condition set forth in Section 7.1(b) shall have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing; provided that each such condition would be satisfied if the Closing were to occur on such date), then either Party may extend the Termination Date to January 5, 2023 by delivering a written notice to the other Party, it being understood and agreed that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to (i) Parent if the Company has perfected its right to terminate this Agreement pursuant to Section 8.1(i) and (ii) any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement and it being acknowledged and agreed that a breach of this Agreement by Merger Sub shall be deemed to be a breach by Parent for all purposes of this Agreement) has been the primary cause of, or primarily resulted in, either (A) the failure to satisfy the conditions to the obligations of the terminating Party to consummate the Merger set forth in Article VII prior to the Termination Date or (B) the failure of the Effective Time to have occurred prior to the Termination Date;

(d)          by either Parent or the Company, at any time prior to the Effective Time if the Company fails to obtain the Requisite Shareholder Approval at the Company Shareholders Meeting (or any adjournment or postponement thereof) at which a vote is taken on the Merger, except that the right to terminate this Agreement pursuant to this Section 8.1(d) will not be available to any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, the failure to obtain the Requisite Shareholder Approval at the Company Shareholders Meeting (or any adjournment or postponement thereof);

(e)          by Parent (whether prior to or after the receipt of the Requisite Shareholder Approval) if the Company has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.2 to be satisfied, except that if such breach is capable of being cured by the Termination Date, Parent will not be entitled to terminate this Agreement pursuant to this Section 8.1(e) prior to the delivery by Parent to the Company of written notice of such breach, delivered at least thirty (30) days prior to such termination (or such shorter period of time as remains prior to the Termination Date, the shorter of such periods, the “Company Breach Notice Period”), stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement if (i) such breach has been cured within the Company Breach Notice Period or (ii) the Company has the valid right to terminate this Agreement pursuant to Section 8.1(g);

(f)          by Parent, if at any time the Company Board (or a committee thereof) has effected a Company Board Recommendation Change;

(g)          by the Company (whether prior to or after the receipt of the Requisite Shareholder Approval), if Parent or Merger Sub has breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.3, except that if such breach is capable of being cured by the Termination Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) prior to the delivery by the Company to Parent of written notice of such breach, delivered at least thirty (30) days prior to such termination (or such shorter period of time as remains prior to the Termination Date, the shorter of such periods, the “Parent Breach Notice Period”), stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) if (i) such breach has been cured within the Parent Breach Notice Period or (ii) Parent has the valid right to terminate this Agreement pursuant to Section 8.1(e);

(h)          by the Company, at any time prior to receiving the Requisite Shareholder Approval if (i) the Company has received a Superior Proposal; (ii) the Company Board (or a committee thereof) has authorized the Company to enter into a definitive Alternative Acquisition Agreement to consummate the Acquisition Transaction contemplated by that Superior Proposal in accordance with Section 5.3; (iii) the Company has complied in all material respects with its obligations under Section 5.3; and (iv) substantially concurrently with (but no later than the date of) such termination the Company pays the Company Termination Fee due to Parent in accordance with Section 8.3(b); or

(i)          by the Company, at any time prior to the Effective Time, if (A) all of the conditions set forth in Section 7.1 and Section 7.2 have been, and continue to be, satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied at the Closing) or, to the extent permitted by law, waived; (B) Parent and Merger Sub shall have failed to consummate the Merger by the time the Closing was required to occur under Section 2.3; (C) the Company has irrevocably notified Parent in writing that the Company stands ready, willing and able to consummate, and will consummate, the Merger; (D) the Company shall have given Parent written notice at least five (5) Business Days prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(i); and (E) the Merger shall not have been consummated by the end of such five (5) Business Day period.

8.2          Manner and Notice of Termination; Effect of Termination.

(a)          Manner of Termination.  The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties setting forth in reasonable detail the provision of Section 8.1 pursuant to which this Agreement is being terminated.

(b)          Effect of Termination.  Any proper and valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties.  In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement will be of no further force or effect without liability of any Party or any partner, member, manager, stockholder, director, officer, employee, Affiliate, agent or other representative of such Party (including with respect to Parent and Merger Sub, any Non-Recourse Parent Party (as defined in the Equity Commitment Letter)) to the other Parties, as applicable, except that the last sentence of Section 2.9(a) and Section 6.2(c), in each case solely with respect to Parent’s obligation to reimburse the Company for any incurred but not yet paid fees and expenses and the last paragraph of Section 6.5(a), this Section 8.2, Section 8.3 and Article IX (other than Section 9.8(b)) will each survive the termination of this Agreement in accordance with their respective terms.  Notwithstanding the foregoing but subject to Section 8.3(f), nothing in this Agreement will relieve the Company from any liability for any fraud or Willful Breach of this Agreement prior to its termination.  For the avoidance of doubt, in the event of termination of this Agreement, the Financing Sources will have no liability to the Company, any of its Affiliates or any of its or their direct or indirect shareholders hereunder or otherwise relating to or arising out of the Merger or any Debt Financing (including for any Willful Breach).  In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement or the Guarantee or the duty of Parent and Merger Sub to pay fees related to filings under the HSR Act pursuant to Section 6.3(b), which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

8.3          Fees and Expenses.

(a)          General.  Except as set forth in this Section 8.3, or as otherwise provided for in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions will be paid by the Party incurring such fees and expenses whether or not the Merger is consummated.  For the avoidance of doubt, Parent or the Surviving Company will be responsible for all fees and expenses of the Payment Agent.  Except to the extent otherwise provided in Section 2.12, Parent will pay or cause to be paid all (i) transfer, stamp and documentary Taxes or fees and (ii) sales, use, real property transfer and other similar Taxes or fees arising out of or in connection with entering into this Agreement and the consummation of the Merger.

(b)          Company Payments.

(i)          If (A) this Agreement is validly terminated pursuant to (x) Section 8.1(c) or Section 8.1(d) or (y) by Parent pursuant to Section 8.1(e) (each, an “Applicable Termination”); (B) following the execution and delivery of this Agreement and prior to an Applicable Termination, the Company has received an Acquisition Proposal or an Acquisition Proposal has been publicly made or disclosed; and (C) within twelve (12) months following such Applicable Termination, an Acquisition Transaction is consummated or the Company enters into a definitive agreement with respect to an Acquisition Transaction then the Company will, substantially concurrently with the earlier of the execution of the definitive agreement in respect of such Acquisition Transaction and the consummation of such Acquisition Transaction, pay to Parent an amount equal to $17,200,000 (the “Company Termination Fee”), in accordance with the payment instructions which have been provided to the Company by Parent as of the Agreement Date, or as further updated by written notice by Parent from time to time.  For purposes of this Section 8.3(b)(i), all references to “20%” and “80%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

(ii)          If this Agreement is validly terminated pursuant to Section 8.1(f), then the Company must promptly (and in any event within two (2) Business Days) following such termination pay to Parent the Company Termination Fee.

(iii)          If this Agreement is validly terminated pursuant to Section 8.1(h), then the Company must substantially concurrently with (but no later than the date of) such termination pay to Parent the Company Termination Fee; provided that, if the Company terminates this Agreement pursuant to Section 8.1(h) and enters into a definitive Alternative Acquisition Agreement with an Exempted Person to consummate an Acquisition Transaction contemplated by a Superior Proposal prior to the Cut-Off Time with respect to such Exempted Person, then the “Company Termination Fee” shall mean an amount equal to $10,000,000.

(c)          Parent Payment.  If this Agreement is validly terminated pursuant to (i) Section 8.1(g) or Section 8.1(i) or (ii) Parent shall terminate this Agreement pursuant to Section 8.1(c) and at such time the Company could have validly terminated pursuant to Section 8.1(g) or Section 8.1(i), then Parent must promptly (and in any event within five (5) Business Days) following such termination pay to the Company $34,400,000 in cash (the “Parent Termination Fee”) in accordance with the payment instructions which have been provided to Parent by the Company as of the Agreement Date, or as further updated by written notice by the Company from time to time.

(d)          Single Payment Only.  The Parties acknowledge and agree that in no event will the Company or Parent, as applicable, be required to pay the Company Termination Fee or the Parent Termination Fee, as applicable, on more than one occasion, whether or not the Company Termination Fee, or the Parent Termination Fee, as applicable, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(e)          Integral.  The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the Merger, and that, without these agreements, the Parties would not enter into this Agreement.  Accordingly, subject to the terms and conditions of the Guarantee, if either Party fails to promptly pay any amount due pursuant to Section 8.3 and, in order to obtain such payment, the payee Party commences a Legal Proceeding that results in a judgment against the payor Party for the amount set forth in Section 8.3 or any portion thereof, the payor Party will pay to the payee Party its reasonable and documented out-of-pocket fees, costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Legal Proceeding; provided, however, that neither Party shall be required to pay the other an amount in excess of $1,500,000 in the aggregate pursuant to this Section 8.3(e).

(f)          Acknowledgement Regarding Specific Performance.  Notwithstanding anything to the contrary in this Section 8.3, it is agreed that Parent, Merger Sub and the Company will be entitled to an injunction, specific performance or other equitable relief as provided in Section 9.8(a), except that, although the Company, in its sole discretion, may determine its choice of remedies hereunder, including by both pursuing specific performance in accordance with, but subject to the limitations of, Section 9.8(b) and the payment of the Parent Termination Fee, under no circumstances will the Company be permitted or entitled to receive both specific performance of the type contemplated by Section 9.8(b), on the one hand, and payment of the Parent Termination Fee pursuant to this Section 8.3, on the other hand.

(g)          Sole and Exclusive Remedy.

(i)          If this Agreement is terminated pursuant to Section 8.1, the Company’s receipt of the Parent Termination Fee, the Reimbursement Obligations and any amounts payable pursuant to Section 8.3(e) from Parent (in each case, if payable by Parent hereunder) (in each case subject to the terms and conditions of the Guarantee) will be the sole and exclusive remedy for monetary damages of the Company and the Company Related Parties against the Parent Related Parties in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising out of any breach, termination or failure.  Other than payment of the Parent Termination Fee, the Reimbursement Obligations and any amounts payable pursuant to Section 8.3(e) (in each case subject to the terms and conditions of the Guarantee) by Parent or Merger Sub (in each case to the extent required pursuant to this Section 8.3), none of the Parent Related Parties will have any further liability or obligation to any of (A) the Company and its Affiliates and (B) the former, current and future holders of any equity, controlling Persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company and its Affiliates (the Persons in clauses (A) and (B) collectively, the “Company Related Parties”) relating to or arising out of this Agreement, any agreement executed in connection herewith and the Transactions, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising out of any breach, termination or failure.  Notwithstanding the foregoing, this Section 8.3(g) will not relieve Parent, Merger Sub or the Guarantors from liability for any breaches of the Confidentiality Agreement or the Guarantee.  In no event will any of the Company Related Parties seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any recovery or award other than the Parent Termination Fee plus the Reimbursement Obligations from Parent or Merger Sub when payable hereunder against (A) Parent, Merger Sub or the Guarantors or (B) the former, current and future holders of any equity, controlling Persons, directors, officers, employees, agents, attorneys, Financing Sources, Affiliates (other than Parent, Merger Sub or the Guarantors), members, managers, general or limited partners, stockholders and assignees of each of Parent, Merger Sub and the Guarantors (the Persons in clauses (A) and (B) collectively, the “Parent Related Parties”), and in no event will the Company be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, other than the Parent Termination Fee and the Reimbursement Obligations from Parent or Merger Sub when payable hereunder against the Parent Related Parties for, or with respect to, this Agreement, the Financing Letters, the Guarantee or the transactions contemplated hereby and thereby (including, any Willful Breach by the Guarantors, Parent or Merger Sub), the termination of this Agreement, any agreement executed in connection herewith and the Transactions, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising out of any breach, termination or failure.  Other than the Guarantors’ obligations under the Guarantee and the Equity Commitment Letter to the extent expressly provided therein to the other parties thereto and other than the obligations of Parent and Merger Sub to the extent expressly provided in this Agreement, in no event will any Parent Related Party or any other Person other than the Guarantors, Parent and Merger Sub have any liability for monetary damages to the Company or any other Person relating to or arising out of this Agreement, the Financing Letters, the Guarantee or the transactions contemplated hereby and thereby (including, any Willful Breach by the Guarantors, Parent or Merger Sub), the termination of this Agreement, any agreement executed in connection herewith and the Transactions, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising out of any breach, termination or failure.

(ii)          if this Agreement is terminated pursuant to Section 8.1, Parent’s receipt of the Company Termination Fee (if payable) and any amounts payable pursuant to Section 8.3(e) will be the sole and exclusive remedies of Parent, Merger Sub, the Guarantors and the Parent Related Parties against the Company Related Parties for monetary damages in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising out of any breach, termination or failure.  Other than the Company Termination Fee and any amounts payable pursuant to Section 8.3(e) (in each case to the extent required pursuant to this Section 8.3), none of the Company Related Parties will have any further liability or obligation to any of Parent, Merger Sub, the Guarantors, or the Parent Related Parties relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby for any matters forming the basis of such termination.  Parent’s receipt of the Company Termination Fee and any amounts payable pursuant to Section 8.3(e) (in each case to the extent required pursuant to this Section 8.3) will be the only monetary damages Parent and Merger Sub and each of their respective Affiliates may recover from Company Related Parties in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising out of any such breach, termination or failure, and upon payment of such amount (in each case to the extent required pursuant to this Section 8.3), (1) none of the Company Related Parties will have any further liability or obligation to Parent or Merger Sub relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis of such termination (except that the Parties (or their Affiliates) will remain obligated with respect to, and Parent may be entitled to remedies with respect to, the Confidentiality Agreement and Section 8.3(e), as applicable); and (2) none of Parent, Merger Sub or any other Person will be entitled to bring or maintain any claim, action or proceeding against the Company or any Company Related Party arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis for such termination (except that the Parties (or their Affiliates) will remain obligated with respect to, and the Company may be entitled to remedies with respect to, the Confidentiality Agreement and Section 8.3(e), as applicable).  Notwithstanding the foregoing, this Section 8.3(g)(ii) will not limit the rights of Parent and Merger Sub under Section 9.8 or relieve the Company Group from liability (1) for any intentional fraud or Willful Breach of this Agreement or (2) for any breaches of the Confidentiality Agreement.

8.4          Amendment.  Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company (pursuant to authorized action by the Company Board (or a committee thereof)), except that in the event that the Company has received the Requisite Shareholder Approval, no amendment may be made to this Agreement that requires the approval of the Company Shareholders pursuant to the ICL without such approval.  Notwithstanding anything to the contrary in this Agreement, the provisions relating to the Financing Sources set forth in Section 8.3(g), Section 8.6, Section 9.6, Section 9.8(b), Section 9.10(b), Section 9.11 and this Section 8.4 (and any provision of this Agreement to the extent an amendment, a modification, waiver or termination of such provision would modify the substance of the provisions relating to the Financing Sources set forth in Section 8.3(g), Section 8.6, Section 9.6, Section 9.8(b), Section 9.10(b), Section 9.11 or this Section 8.4) may not be amended, modified or altered in a manner materially adverse to any Financing Source without the prior written consent of the Financing Commitment Sources.

8.5          Extension; Waiver.  At any time and from time to time prior to the Effective Time, any Party may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions for the benefit of such Party contained herein.  Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party.  Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

8.6          No Liability of Financing Sources.  None of the Financing Sources will have any liability to the Company or any Company Related Parties relating to or arising out of this Agreement, the Debt Financing or otherwise, whether at law or equity, in contract, in tort or otherwise, and neither the Company nor any Company Related Parties will have any rights or claims against any of the Financing Sources hereunder or thereunder; provided, further, that nothing in this Section 8.6 shall limit the rights of the Company and its Subsidiaries from and after the Effective Time under any debt commitment letter or the definitive agreements for the Debt Financing executed in connection with the Debt Financing (but not, for the avoidance of doubt, under this Agreement) to the extent the Company and/or its Affiliates are party thereto.

ARTICLE IX
GENERAL PROVISIONS

9.1          Survival of Representations, Warranties and Covenants.  The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement will terminate at the Effective Time, except that any covenants that by their terms survive the Effective Time will survive the Effective Time in accordance with their respective terms.

9.2          Notices.  All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (iii) immediately upon delivery by hand or by email transmission, in each case to the intended recipient as set forth below:

(a)            if to Parent or Merger Sub to:

c/o Turn/River Management LP
555 Mission St., Suite 1750
San Francisco, CA 94105
Attention:           Dominic Ang
Email:                  notices@turnriver.com

with a copy (which will not constitute notice) to:

Kirkland & Ellis LLP
555 California Street
San Francisco, CA 94104
Attention:           Sean Kramer, P.C.
Email:                   sean.kramer@kirkland.com

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:           Edward J. Lee, P.C.; Chelsea Darnell
Email:                   Edward.Lee@kirkland.com; chelsea.darnell@kirkland.com

(b)            if to the Company (prior to the Effective Time) to:

Tufin Software Technologies Ltd.
5 HaShalom Road, ToHa Tower
Tel Aviv 6789205, Israel
Attention:   Ruvi Kitov; Reuven Harrison
Email:          ruvi.kitov@tufin.com; reuven.harrison@tufin.com

with a copy (which will not constitute notice) to:

White & Case LLP
1221 Avenue of the Americas
New York, New York 10020-1095
Attention:           Morton A. Pierce; Colin Diamond
Email:                 morton.pierce@whitecase.com; cdiamond@whitecase.com

Meitar, Law Offices
16 Abba Hillel Silver Road.
Ramat Gan, 5250608, Israel
Attention:           Shachar Hadar; Ran Camchy
Email:                   shacharh@meitar.com; ranca@meitar.co.il

Any notice received at the addressee’s location, or by email at the addressee’s email address, on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or email address through a notice given in accordance with this Section 9.2, except that that notice of any change to the address, email address or any of the other details specified in or pursuant to this Section 9.2 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice or (B) that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3          Assignment.  No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties except that Parent and Merger Sub will have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement from and after the Effective Time (a) to any of their respective Affiliates so long as Parent or Merger Sub, as applicable, remains jointly and severally obligated to satisfy all of its obligations under this Agreement or (b) to any Financing Source pursuant to the terms of any Debt Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing, it being understood that, in each case, such assignment will not (i) affect the obligations of the parties to the Equity Commitment Letter or (ii) impede or delay the consummation of the Merger or otherwise materially impede the rights of the holders of Company Ordinary Shares and Company Equity Awards pursuant to this Agreement.  Subject to the preceding sentence, this Agreement will be binding upon and will inure to the benefit of the Parties and their respective successors and permitted assigns.  No assignment by any Party will relieve such Party of any of its obligations hereunder.

9.4          Confidentiality.  Parent, Merger Sub and the Company hereby acknowledge and agree that the Confidentiality Agreement will continue in full force and effect in accordance with its terms.  Each of Parent, Merger Sub and their respective Representatives will hold and treat all documents and information concerning the Company furnished or made available to Parent, Merger Sub or their respective Representatives in connection with the Merger in accordance with the Confidentiality Agreement.  By executing this Agreement, each of Parent and Merger Sub agree to be bound by, and to cause their Representatives to be bound by, the terms and conditions of the Confidentiality Agreement as if they were parties thereto.

9.5          Entire Agreement.  This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Confidentiality Agreement, the Company Disclosure Letter, the Voting and Support Agreements, the Guarantee and the Financing Letters, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof.  Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the Effective Time and the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

9.6          Third-Party Beneficiaries.  Except as set forth in Section 6.9 and this Section 9.6, the Parties agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties in accordance with and subject to the terms of this Agreement.  This Agreement is not intended to, and will not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by Section 6.9 and (b) from and after the Effective Time, the rights of the holders of Company Ordinary Shares and the vested Company Equity Awards to receive the Per Share Price as set forth in Article II.  The provisions of Section 8.3(g), Section 8.4, Section 8.6, Section 9.8(b), Section 9.10(b), Section 9.11, Section 9.17 and this Section 9.6 will, subject to the rights of the Financing Commitment Sources set forth in the last sentence of Section 8.4, inure to the benefit of the Financing Sources, the Parent Related Parties, the Company Related Parties and the Non-Recourse Parent Parties, and each of their successors and assigns, each of whom are intended to be third-party beneficiaries thereof (it being understood and agreed that the provisions of such Sections will be enforceable by the Financing Sources and their respective successors and assigns).

9.7          Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties.  The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.8          Remedies.

(a)          Remedies Cumulative.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)          Specific Performance.

(i)          The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not timely perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions.  The Parties acknowledge and agree that, subject to the last three (3) sentences of this Section 9.8(b)(i) (A) the Parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; (B) the provisions of Section 8.3 are not intended to and do not adequately compensate the Company, on the one hand, or Parent and Merger Sub, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (C) the right of specific enforcement is an integral part of the Merger and without that right, neither the Company nor Parent would have entered into this Agreement.  It is explicitly agreed that, subject to the limitations in the next two (2) sentences of this Section 9.8(b)(i), the Company shall have the right to an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s and Merger Sub’s obligations to consummate the Merger and cause the Equity Financing to be funded (including to cause Parent to enforce the obligations of the Guarantors under the Equity Commitment Letter in order to cause the Equity Financing to be timely completed in accordance with and subject to the terms and conditions set forth in the Equity Commitment Letter) subject to the terms and conditions set forth therein and herein.  Notwithstanding the foregoing and subject to the rights of the parties to the definitive Equity Commitment Letter under the terms thereof, none of the Company and its Affiliates and their direct and indirect equity holders shall be entitled to seek the remedy of specific performance of this Agreement against the Guarantors.  Notwithstanding the foregoing and subject to the rights of the parties to the definitive agreements for any Financing under the terms thereof, none of the Company and its Affiliates and their direct and indirect shareholders shall be entitled to seek the remedy of specific performance of this Agreement against any Financing Sources.  Notwithstanding anything to the contrary in this Agreement, it is explicitly agreed that the right of the Company to seek an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s obligation to close the Transactions and cause the Equity Financing to be funded to fund a portion of the Required Amounts (but not the right of the Company to seek such injunctions, specific performance or other equitable remedies for reasons other than to cause the Closing to occur) shall be subject to the requirements that (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions) or irrevocably waived in writing and the Closing should have occurred at such time as set forth in Section 2.3; (ii) the Debt Financing has been funded in full in accordance with the terms and conditions thereof, or will be funded in full at the Closing in accordance with the terms and conditions of the Debt Commitment Letter if the Equity Financing is funded; and (iii) the Company has irrevocably confirmed in writing that if the Equity Financing and Debt Financing are funded, then the Company shall take such actions that are required of it by this Agreement to consummate the Closing pursuant to the terms of this Agreement.

(ii)          Subject to Section 9.8(b)(i), the Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Merger Sub, on the other hand and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of Parent and Merger Sub pursuant to this Agreement.  Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security.

9.9          Governing Law.  This Agreement, and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the Transactions, shall be governed by the internal Laws of the State of Delaware applicable to agreements made and to be performed entirely within such state, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules are not mandatorily applicable by statute and would require or permit the application of the Laws of another jurisdiction except that (i) the internal affairs of the corporations party hereto that are organized and existing under the ICL and (ii) all other provisions of this Agreement and the Transactions that are expressly or otherwise required to be governed by the ICL shall be governed by the ICL.

9.10          Consent to Jurisdiction.

(a)          General Jurisdiction.  Each of the Parties (i) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to the Transactions and the Guarantee, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 9.10 will affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) (the “Chosen Courts”) in the event that any dispute or controversy arises out of this Agreement, the Guarantee or the transactions contemplated hereby or thereby; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) agrees that any Legal Proceeding arising in connection with this Agreement, the Guarantee or the transactions contemplated hereby or thereby will be brought, tried and determined only in the Chosen Courts; (v) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it will not bring any Legal Proceeding relating to this Agreement, the Guarantee or the transactions contemplated hereby or thereby in any court other than the Chosen Courts.  Each of Parent, Merger Sub and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(b)          Jurisdiction for Financing Sources.  Notwithstanding anything in this Agreement to the contrary but subject to Section 8.6, the Parties acknowledge and irrevocably agree on behalf of themselves and the Parent Related Parties and Company Related Parties (as applicable) (i) that any Legal Proceeding, whether in law or in equity, in contract, in tort or otherwise, involving the Financing Sources arising out of, or relating to, the Merger, the Debt Commitment Letter, the Debt Financing or the performance of services thereunder or related thereto will be brought in and subject to the exclusive jurisdiction of the Supreme Court of the State of New York, county of New York sitting in the Borough of Manhattan and any appellate court thereof, and each Party submits for itself and its property with respect to any such Legal Proceeding to the exclusive jurisdiction of such court; (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Legal Proceeding in any other court; (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in any applicable debt commitment letter will be effective service of process against them for any such Legal Proceeding brought in any such court; (iv) to waive and hereby waive, to the fullest extent permitted by Law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Legal Proceeding in any such court; and (v) except as specifically set forth in the Debt Commitment Letter, any such Legal Proceeding will be governed by, construed in accordance with and enforced under the Laws of the State of New York.

9.11          WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY OR LITIGATION THAT MAY ARISE OUT OF OR RELATE TO THIS AGREEMENT, THE GUARANTEE, THE EQUITY COMMITMENT LETTER OR THE NEGOTIATION, VALIDITY OR PERFORMANCE OF THIS AGREEMENT, THE GUARANTEE, THE EQUITY COMMITMENT LETTER OR THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE GUARANTEE, THE EQUITY COMMITMENT LETTER, THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, THE DEBT COMMITMENT LETTER, THE DEBT FINANCING OR THE EQUITY FINANCING (INCLUDING ANY SUCH LEGAL PROCEEDING INVOLVING FINANCING SOURCES IN CONNECTION WITH THE FINANCING DESCRIBED IN THIS AGREEMENT).  EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12          Company Disclosure Letter References.  The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding Section or subsection of this Agreement and (b) every other representation and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

9.13          Counterparts.  This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.  Any such counterpart, to the extent delivered by .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.  No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

9.14          No Limitation.  It is the intention of the Parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, the representations, warranties, covenants and closing conditions in this Agreement will be construed to be cumulative and that each representation, warranty, covenant and closing condition in this Agreement will be given full, separate and independent effect and nothing set forth in any provision herein will in any way be deemed to limit the scope, applicability or effect of any other provision hereof.

9.15          Performance Guaranty.  Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations, covenants, terms, conditions and undertakings of Merger Sub under this Agreement in accordance with the terms hereof, including any such obligations, covenants, terms, conditions and undertakings that are required to be performed, discharged or complied with following the Effective Time by the Surviving Company.

9.16          Disclaimer.

(a)          General.  The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole contractual benefit of such parties.  Such representations and warranties may be made as of specific dates, only for purposes of the Agreement and for the benefit of the parties hereto.  Such representations and warranties are subject to important exceptions and limitations agreed upon by the parties, including being qualified by confidential disclosures, made for the purposes of allocating contractual risk between the parties rather than establishing these matters as facts, and were made subject to a contractual standard of materiality that may differ from the standard generally applicable under federal securities Laws or under other contracts.  Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.5 without notice or liability to any other Person.  Any information concerning the subject matter of such representations and warranties may have changed, and may continue to change, since the Agreement Date, and such subsequent information may or may not be fully reflected in the Company’s public reports.  In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of contractual risks associated with particular matters regardless of the Knowledge of any of such parties.  Any filing of this Agreement with the SEC or otherwise is only to provide investors with information regarding its terms and conditions and not to provide any other factual information regarding the Company or its business.  Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement or any description thereof as characterizations of actual facts or circumstances as of the Agreement Date or as of any other date.  The information in this Agreement should be considered together with the Company’s public reports filed with the SEC.

(b)          Disclosure Letter.  No reference to or disclosure of any item or other matter in the Company Disclosure Letter shall be construed as an admission, representation or indication that such item or other matter is “material” or would have a Company Material Adverse Effect or that such item or other matter is required to be so referred to or so disclosed.  The Company may, at its option, include in the Company Disclosure Letter items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement or otherwise.  The specification of any dollar amount or the inclusion of any item in the Company Disclosure Letter is not intended to imply that those amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business.  In such cases where a representation or warranty is qualified by a reference to materiality or a Company Material Adverse Effect, the disclosure of any information, matter or item in the Company Disclosure Letter shall not imply that any other undisclosed information, matter or item that has a greater value or could otherwise be deemed more significant (x) is or is reasonably likely to be material or (y) has had or would reasonably be expected to have a Company Material Adverse Effect.  The information contained in the Company Disclosure Letter is disclosed solely for purposes of this Agreement.  No disclosure in the Company Disclosure Letter shall be deemed to be an admission by any Person to any other Person of any matter whatsoever (including with respect to any possible breach or violation of any Law, Order or Contract) and nothing in the Company Disclosure Letter shall constitute an admission of any Liability or obligation of any Person to any other Person or shall confer or give any Person any remedy, claim, Liability, reimbursement, cause of action or any other right.  The Parties to this Agreement do not assume any responsibility to any Person that is not a party to the Agreement for the accuracy of any information set forth in the Company Disclosure Letter.  The information set forth in the Company Disclosure Letter was not prepared or disclosed with a view to its potential disclosure to others.  Subject to applicable Law, such information is disclosed in confidence for the purposes contemplated in this Agreement and is subject to the confidentiality provisions of any other agreements, including the Confidentiality Agreement.  Moreover, in disclosing the information in the Company Disclosure Letter, each Party to this Agreement expressly does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed herein.  Any attachments to the Company Disclosure Letter form an integral part of the Company Disclosure Letter and are incorporated by reference for all purposes as if set forth in the Company Disclosure Letter.

9.17          Non-Recourse Parties.

(a)          In no event will the Company, whether prior to or after termination of this Agreement, seek or obtain, nor will it permit any of its Representatives to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award against any Non-Recourse Parent Party (as defined in the Equity Commitment Letter, which excludes, for the avoidance of doubt, the Guarantors, Parent and Merger Sub) or file or assert any claim (other than a Permitted Claim (as defined in the Equity Commitment Letter)) with respect to this Agreement, the Equity Commitment Letter or the Guarantee or the transactions contemplated hereby and thereby (including any breach by the Guarantors, Parent or Merger Sub), the termination of this Agreement, the failure to consummate the transactions contemplated hereby or any claims or actions under applicable Laws arising out of any such breach, termination or failure, other than from or against Parent or Merger Sub to the extent expressly provided for in this Agreement or the Guarantors to the extent expressly provided for in the Guarantee and the Equity Commitment Letter.

(b)          In no event will Parent, Merger Sub or the Guarantors, whether prior to or after termination of this Agreement or the Closing, seek or obtain, nor will it or they permit any of its or their Representatives to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award against any Non-Recourse Company Party or file or assert any claim with respect to this Agreement or the transactions contemplated hereby and thereby (including any breach by the Company), the termination of this Agreement, the failure to consummate the transactions contemplated hereby or any claims or actions under applicable Laws arising out of any such breach, termination or failure, other than from or against the Company to the extent expressly provided for in this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

TALON MIDCO 3 LIMITED By: /s/ Dominic Ang Name: Dominic Ang Title: Director TALON MERGER SUB LTD. By: /s/ Dominic Ang Name: Dominic Ang Title: Director

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

TUFIN SOFTWARE TECHNOLOGIES LTD. By: /s/ Reuven Kitov Name: Reuven Kitov Title: CEO & Chairman of the Board of Directors

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Form of Surviving Company Amended and Restated Articles of Association

[Attached.]

Exhibit B

Form of Residency Declaration

[Attached.]

ANNEX B – OPINION OF TUFIN’S FINANCIAL ADVISOR

J.P.Morgan

April 5, 2022

The Board of Directors
Tufin Software Technologies Ltd
5 HaShalom Road, ToHa Tower
Tel Aviv 6789205, Israel

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of ordinary shares, par value NIS 0.015 per share (the "Company Ordinary Shares"), of Tufin Software Technologies Ltd (the "Company") of the consideration to be paid to such holders in the proposed merger (the "Transaction") of the Company with a wholly-owned subsidiary of Talon MidCo 3 Limited (the "Acquiror"). Pursuant to the Agreement and Plan of Merger, dated as of April 5, 2022 (the "Agreement"), among the Company, the Acquiror and its subsidiary, Talon Merger Sub Ltd., the Company will become a wholly-owned subsidiary of the Acquiror, and each outstanding share of the Company Ordinary Shares, other than Owned Company Shares (as defined in the Agreement), will be converted into the right to receive $13.00 per share in cash (the "Consideration").

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Ordinary Shares and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company, the Acquiror or the Acquiror's sponsor Turn/River Management, L.P. (the "Sponsor") under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of Company Ordinary Shares in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of Company Ordinary Shares in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company, the Acquiror or the Sponsor. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding ordinary shares of the Company. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the holders of Company Ordinary Shares in the proposed Transaction is fair, from a financial point of view, to such holders.

B - 2

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

J.P. Morgan Securities LLC

B - 3